As filed with the Commission on February 7, 2000              File No. 333-90925

--------------------------------------------------------------------------------

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          -----------------------------

                          PRE-EFFECTIVE AMENDMENT NO. 1

                                       TO

                                    FORM S-4

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                HUMBOLDT BANCORP
             (Exact name of registrant as specified in its charter)

           California                           6712                      93-1175446
           ----------                           ----                      ----------
(State or other jurisdiction of     (Primary Standard Industrial       (I.R.S. Employer
 incorporation or organization)         Classification Code)         Identification No.)

                                701 Fifth Street
                            Eureka, California 95501
                                 (707) 445-3233
          (Address and telephone number of principal executive offices)

                                Theodore S. Mason
                                    President
                                701 Fifth Street
                            Eureka, California 95501
                                 (707) 445-3233
            (Name, address and telephone number of agent for service)

                                   Copies to:

     Daniel B. Eng, Esq.                Gary S. Findley, Esq.                Roger S. Mertz, Esq.
    Regina Schroder, Esq.         Gary Steven Findley & Associates      Allen, Matkins, Leck, Gamble &
 Bartel Eng Linn & Schroder           1470 North Hundley Street                   Mallory LLP
300 Capitol Mall, Suite 1100          Anaheim, California 92806           333 Bush Street, 17th Floor
Sacramento, California 95814          Telephone: (714) 630-7136             San Francisco, CA 94104
  Telephone: (916) 442-0400                                                Telephone: (415) 837-1515

            APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE
                            SECURITIES TO THE PUBLIC:
                AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. [X]

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

                            CALCULATION OF REGISTRATION FEE
------------------------------------------------------------------------------------------------------------------------------------
                                                                Proposed Maximum
          Title of each class of           Amount of Shares      Offering Per         Proposed maximum aggregate        Amount of
       securities to be registered         to be Registered          Share                 offering price           registration fee
------------------------------------------------------------------------------------------------------------------------------------
Certificates of Interest in the Humboldt                                                  $5,500,000(1)               $1,529(3)
Bancorp Promissory Note
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, no par value, of
Humboldt Bancorp, that may be exchanged
for up to $2,000,000 of Humboldt Bancorp
Note                                           160,000              $12.50                $2,000,000                     (2)
------------------------------------------------------------------------------------------------------------------------------------
TOTAL FEE                                                                                                            $1,529
------------------------------------------------------------------------------------------------------------------------------------

(1) Calculated in accordance with Rule 457(o) of the Securities Act of 1933, as amended.

(2) Fee included in Note(1) above.

(3) Of which $1,529 has already been paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

          PROXY STATEMENT OF:                        PROSPECTUS OF:

            GLOBAL BANCORP                          HUMBOLDT BANCORP
          1424 SECOND STREET                        701 FIFTH STREET
        NAPA, CALIFORNIA 94559                  EUREKA, CALIFORNIA 95501
            (707) 253-2900                           (707) 445-3233

         We, Humboldt Bancorp, are proposing to merge Global Bancorp with Humboldt Bancorp, and acquire and operate Capitol Thrift & Loan Association as a subsidiary of Humboldt Bancorp, assuming regulatory approval and upon the completion of an offering of Humboldt Bancorp common stock. Global Bancorp is asking you to vote on the merger of Global Bancorp with Humboldt Bancorp.

         If Global Bancorp shareholders approve the merger, each share of Global Bancorp you own will convert into the right to receive cash and a certificate of interest in the Humboldt Bancorp promissory note, unless you exercise your dissenter's rights.

         The overall merger price is approximately $16.5 million dollars payable as follows:

         Cash: Approximately $11.8 million dollars based on Global Bancorp shareholders' equity less Global Bancorp merger expenses in excess of $150,000.

         Humboldt Bancorp Promissory Note: Approximately $4.7 million dollars payable on January 30, 2002. Interest of 8% per annum on this amount is payable to you in cash on a semi-annual basis. The merger agreement provides for adjustments for loan losses and expenses identified in the merger agreement.

         Subject to the close of a concurrent public offering, Humboldt Bancorp's common stock has been approved for listing on the NASDAQ National Market under the symbol "HBEK." Currently, its common stock is quoted on the OTC Bulletin Board.

         At your election, a portion of the payment under the Humboldt Bancorp promissory note upon maturity may be paid in Humboldt Bancorp common stock.

         Your board of directors carefully reviewed and considered the merger and determined that the merger is fair to Global Bancorp and Capitol Thrift & Loan Association and is in the best interests of Global Bancorp's shareholders. Global Bancorp's board of directors approved the merger and recommends that you vote in favor of the merger.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved Humboldt Bancorp common stock or Humboldt Bancorp promissory note, or determined if this proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

         Shares of Humboldt Bancorp common stock and Humboldt Bancorp promissory note are not savings or deposit accounts or other obligations of any bank or nonbank subsidiary of any of the parties, and they are not insured by the Federal Deposit Insurance Corporation, or any other governmental agency.

         Investment in Humboldt Bancorp common stock and Humboldt Bancorp promissory note has risks. For a discussion of factors important to the decision to approve the merger, see "Risk Factors" on page 13.

         The date of this proxy statement/prospectus is February 7, 2000, and is first being mailed to shareholders on or about February 7, 2000.

                                TABLE OF CONTENTS

QUESTIONS AND ANSWERS ABOUT THE MERGER.........................................4

SUMMARY........................................................................5

WHO CAN HELP ANSWER YOUR QUESTIONS.............................................8

ORGANIZATIONAL CHART...........................................................9

SUMMARY OF FINANCIAL INFORMATION..............................................10

RISK FACTORS..................................................................13

GLOBAL BANCORP MEETING........................................................16

DESCRIPTION OF THE MERGER.....................................................18

OPINION OF GLOBAL BANCORP FINANCIAL ADVISOR...................................28

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS...............................31

RIGHTS OF DISSENTING GLOBAL BANCORP SHAREHOLDERS..............................35

COMPARISON OF SHAREHOLDER RIGHTS AND
     HUMBOLDT BANCORP CAPITAL STOCK...........................................37

MARKET PRICES.................................................................39

PRO FORMA FINANCIAL STATEMENTS................................................40

REGULATORY CAPITAL AND LEVERAGE RATIO.........................................46

HUMBOLDT BANCORP SELECTED FINANCIAL DATA......................................46

HUMBOLDT BANCORP MANAGEMENT'S
     DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
     AND RESULTS OF OPERATION.................................................48

BUSINESS OF HUMBOLDT BANCORP .................................................75

DESCRIPTION OF HUMBOLDT BANCORP FOLLOWING THE MERGER..........................88

SUPERVISION AND REGULATION OF HUMBOLDT BANCORP,
     HUMBOLDT BANK AND CAPITOL VALLEY BANK....................................88

MANAGEMENT OF HUMBOLDT BANCORP................................................98

HUMBOLDT BANCORP
     EXECUTIVE COMPENSATION..................................................101

SECURITIES OWNERSHIP.........................................................106

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS...............................108

GLOBAL BANCORP SELECTED FINANCIAL DATA.......................................108

GLOBAL BANCORP MANAGEMENT'S
     DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
     AND RESULTS OF OPERATION................................................110

BUSINESS OF GLOBAL BANCORP...................................................129

EXPERTS......................................................................135

CHANGE IN ACCOUNTANTS........................................................135

MATTERS......................................................................136

WHERE YOU CAN FIND MORE INFORMATION..........................................136

INDEX TO FINANCIAL STATEMENTS................................................F-1

APPENDIX A
     RESTATED AGREEMENT AND PLAN OF REORGANIZATION ..........................A-1

APPENDIX B
     OPINION OF FIRST CAPITAL GROUP, LLC ....................................B-1

APPENDIX C
     CALIFORNIA GENERAL CORPORATION LAW
     CHAPTER 13. DISSENTERS' RIGHTS .........................................C-1

                     QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:    What am I being asked to vote on?

A: The merger of Capitol Thrift with Humboldt Bancorp. Global Bancorp will not continue to exist, and Capitol Thrift will become a subsidiary of Humboldt Bancorp.

Q:    What do I need to do now?

A: You need to read this document and sign your proxy card and mail it to Global Bancorp in the enclosed return envelope as soon as possible.

Q:    Should I send in my stock certificates now?

A: No. When the merger is completed, you will receive written instructions for exchanging your shares of common stock.

Q:    When is the merger expected to be completed?

A:    The merger is expected to be completed by April 30, 2000.

Q:    Whom should I call with questions?

A: If you have any questions about the merger and other matters to be considered at the meeting, please call Robert F. Kelly, President of Global Bancorp, at (707) 253-2900.

                                     SUMMARY

         This summary highlights selected information from this document and does not contain all of the information that is important. To understand the merger fully and for a more complete description of the legal terms of the merger, you should read this entire document and the documents to which we refer you. See also, "Who Can Help Answer Your Questions" on page 8.

The Companies (Pages 48, 75, 110, and 129)

HUMBOLDT BANCORP
701 Fifth Street
Eureka, California  95501
(707) 445-3233

         Humboldt Bancorp is a California bank holding company that owns two banks and part of a leasing company. One of our banks is Humboldt Bank, a California community bank headquartered in Eureka, California, with nine branch offices located in Humboldt, Trinity and Mendocino, California counties. Our other bank is Capitol Valley Bank, a California community bank with one main branch in Roseville, California, which opened for business on March 3, 1999. We also own 50% of Bancorp Financial Services, Inc., located in Sacramento, California. Bancorp Financial Services makes consumer automobile loans and commercial equipment leases, of less than $100,000, to small businesses.

         For the nine months ended September 30, 1999, Humboldt Bancorp had net income of $3.2 million, and at September 30, 1999, had total assets of $419.2 million, net loans of $203.1 million, and deposits of $375.8 million. Based on our unaudited, consolidated financials, our net income for the year ended December 31, 1999, was $4.6 million, and our total assets as of December 31, 1999, were $424.0 million.

GLOBAL BANCORP
1424 Second Street
Napa, California  94559
(707) 253-2900

         Global Bancorp is a California bank holding company that owns Capitol Thrift & Loan Association, a California industrial loan company. Capitol Thrift has 10 branches located throughout California.

         For the nine months ended September 30, 1999, Global Bancorp had net income of $952,000, and at September 30, 1999, had total assets of $117.7 million, net loans of $98.3 million, and deposits of $105.3 million. Based on Global Bancorp's unaudited, consolidated financials, Global Bancorp's net income for the year ended December 31, 1999, was $1.3 million, and Global Bancorp's total assets as of December 31, 1999, was $116.6 million.

The merger and where you can read about the merger agreement (Page 18 and Appendix A)

         The merger will combine the business of Capitol Thrift under Humboldt Bancorp. Capitol Thrift will become a subsidiary of Humboldt Bancorp.

         You will find a complete copy of the Second Restatement of Agreement and Plan of Reorganization and Merger, as amended, attached at the back of this document as Appendix A. We encourage you to read the merger agreement carefully. It is the legal document that governs the merger.

What you will receive in the merger (Page 22)

         When the merger is completed, each share of Global Bancorp common stock will be converted into:

         - approximately $11.8 million in cash divided by the number of outstanding shares of Global

                  Bancorp; and

         - a certificate evidencing an interest in the Humboldt Bancorp promissory note payable in cash, or at your election in Humboldt Bancorp common stock, on January 30, 2002, or 60 days from the occurrence of a material adverse effect with respect to Humboldt Bancorp, but in no event earlier than January 31, 2001. Humboldt Bancorp is only required to provide a maximum $2.0 million in Humboldt Bancorp common stock based on the price of the last trade of the stock prior to the merger, plus 7%. The principal amount of the Humboldt Bancorp promissory note will be approximately $4.7 million in the aggregate.

Requirements to be met in the Merger (Page 26)

         There are a number of requirements which must be met before the merger is completed. Among these requirements are the following:

         - Approval by Global Bancorp shareholders of the merger agreement and the merger;

         - Approval of the merger by the Federal Reserve Bank, Federal Deposit Insurance Corporation and the California Department of Financial Institutions;

         - Receipt of fairness opinion by Global Bancorp and Capitol Thrift, which opinion is subject to revocation;

         -        Completion of Humboldt Bancorp's public stock offering; and

         - Completion by Humboldt Bank of the purchase of up to $43 million in loans from Capitol Thrift.

If the merger doesn't occur, Global Bancorp, Capitol Thrift or Humboldt Bancorp may owe termination fees (Page 27)

         Humboldt Bancorp, Humboldt Bank, Global Bancorp and Capitol Thrift can terminate the merger agreement by mutual consent at any time.

         - Global Bancorp or Capitol Thrift must pay to Humboldt Bancorp $250,000 in cash if:

                  Global Bancorp terminates the merger agreement because its fairness opinion is revoked, or

                  Humboldt Bancorp terminates the merger agreement because

                  - Global Bancorp's shareholders do not approve the merger agreement, or

                  - there is a breach of Global Bancorp's representations or warranties, a default by Global Bancorp or Capitol Thrift, or a material adverse event respecting Global Bancorp not previously disclosed

         - Global Bancorp or Capitol Thrift must pay to Humboldt Bancorp $350,000 in cash if Global Bancorp or Capitol Thrift terminates the merger agreement and within 180 days Global Bancorp or Capitol Thrift approves another sale, executes another letter of intent, or a third party acquires 15% or more of the outstanding shares of Global Bancorp

        - Humboldt Bancorp must pay to Global Bancorp the sum of $250,000 in cash if Global Bancorp terminates the merger agreement because:

                  - there is a breach of Humboldt Bancorp's representations and warranties, a default by Humboldt Bancorp, or a material adverse event respecting Humboldt Bancorp not previously disclosed, or

                  - there is a failure to complete Humboldt Bancorp's public offering by April 30, 2000.

Recommendations to Global Bancorp shareholders (Page 28)

         Global Bancorp's board of directors unanimously recommends a vote "FOR" approval of the merger.

         Directors of Global Bancorp who own 38.4% of the outstanding shares of Global Bancorp have already agreed to vote their shares for the merger.

The meeting (Page 16)

         Global Bancorp's shareholders' meeting will be held at its executive offices located at 920 Franklin Place, Napa, California, at 8:30 a.m. (local time), on March 9, 2000.

Record date, voting power and vote required (Page 16)

         On February 1, 2000, the record date for the Global Bancorp Meeting, there were 699,100 shares of Global Bancorp common stock outstanding. Approval of the merger requires the affirmative vote of the holders of a majority of the outstanding shares of Global Bancorp common stock.

Financial advisor issues opinion that merger consideration is fair (Page 28 and Appendix B)

         First Capital Group, L.L.C. has issued a fairness opinion that states that the terms of the merger agreement are fair, from a financial standpoint, to the shareholders of Global Bancorp. Global Bancorp has agreed to pay First Capital Group $200,000 for its representation and opinion. We encourage you to read this opinion carefully.

The boards expect the merger to be taxable to you, but not to be taxable to Global Bancorp or Capitol Thrift (Page 31)

         Covington & Burling has issued an opinion as to the material tax consequences of the merger. The opinion states that the Global Bancorp shareholders will recognize gain or loss for federal income tax purposes but that Global Bancorp and Capitol Thrift will not recognize gain or loss.

Interests of Global Bancorp executive officers in the merger (Page 25)

         Upon completion of the merger, it is anticipated that Mr. Robert F. Kelly will continue as President and Chief Executive Officer, and Mr. Leighton Monroe, Jr. will continue as Chief Financial Officer, of Capitol Thrift as a subsidiary of Humboldt Bancorp.

Appraisal rights in the merger (Page 35 and Appendix C)

         You may dissent from the merger and demand payment in cash equal to the fair value of your shares in Global Bancorp. If you properly exercise your dissenter's rights, you will not receive the cash or a certificate of interest in the Humboldt Bancorp promissory note you otherwise would receive according to the merger agreement.

Accounting treatment (Page 40)

         Humboldt Bancorp will account for the merger as a purchase. Purchase method accounting treatment creates goodwill in the merger. The Global Bancorp merger will cause a significant amount of negative goodwill, which will be accounted for as a deferred credit and amortized using the straight-line method over 15 years.

                       WHO CAN HELP ANSWER YOUR QUESTIONS

         If you have more questions about the merger you should contact:

                                 Global Bancorp
                               1424 Second Street
                             Napa, California 94559
                    Attention: Mr. Robert F. Kelly, President
                          Telephone No.: (707) 253-2900

                              ORGANIZATIONAL CHART


COMPANIES BEFORE THE MERGER:


                Humboldt Bancorp                               Global Bancorp
----------------------------------------------------       ---------------------
     100%             100%               50%                          100%
Humboldt Bank    Capitol Valley    Bancorp Financial       Capitol Thrift & Loan
                      Bank             Services                 Association


COMPANIES AFTER THE MERGER:

                                Humboldt Bancorp
--------------------------------------------------------------------------------
     100%              100%                  100%                    50%
Humboldt Bank     Capitol Valley     Capitol Thrift & Loan     Bancorp Financial
                       Bank               Association               Services

                        SUMMARY OF FINANCIAL INFORMATION

         The tables on pages 10 and 11 summarize the historical financial results of Humboldt Bancorp and Global Bancorp. This information is provided to show growth and earnings trends for each institution over the last five years and the first nine months of 1998 and 1999. The next table on page 12 summarizes the pro forma financial information as if the merger, and the CalFed branch acquisitions, had occurred at the beginning of each period presented. The pro forma financial information combines the historical financial information shown in the first two tables and takes into consideration the merger in each of the earlier periods presented. Operational efficiencies or additional expenses that might have occurred as a result of the merger is not considered. In addition, this pro forma information is not necessarily indicative of the results that would have been realized had the merger been completed at the beginning of the periods presented. This summary should be read with the financial statements and notes to the financial statements included at the end of this document.

                        COMPARATIVE HISTORICAL FINANCIAL
                            DATA FOR HUMBOLDT BANCORP
                                   (UNAUDITED)

                                                                                                               As Of And For The
(Dollars in Thousands                                      As Of And For The Years Ended                       Nine Months Ended
except per share data)                                              December 31,                                 September 30,
                                           --------------------------------------------------------------   -----------------------
                                            1994(1)      1995(1)        1996         1997         1998         1998         1999
                                                                                                                         (unaudited)
                                           ----------   ----------   ----------   ----------   ----------   ----------   ----------
INCOME STATEMENT DATA:
  Interest income                          $   11,163   $   15,241   $   16,562   $   20,053   $   23,504   $   17,789   $   17,844
  Interest expense                              3,540        5,244        5,549        7,024        7,742        5,855        5,635
                                           ----------   ----------   ----------   ----------   ----------   ----------   ----------
       Net interest income                      7,623        9,997       11,013       13,029       15,762       11,934       12,209
  Provision for loan and lease losses             783          792          533          773        2,124        1,541          697
                                           ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Net interest income after
     provision for loan and lease losses        6,840        9,205       10,480       12,256       13,638       10,393       11,512
  Non-interest income                           1,463        3,509        5,747        8,109       12,473        8,609       13,792
  Non-interest expense                          6,240        9,149       11,325       15,496       19,578       14,471       20,577
                                           ----------   ----------   ----------   ----------   ----------   ----------   ----------
       Income before provision for
          income taxes                          2,063        3,565        4,902        4,869        6,533        4,531        4,727
  Provision for income taxes                      762        1,363        1,926        1,611        2,517        1,720        1,537
                                           ----------   ----------   ----------   ----------   ----------   ----------   ----------
     Net income                            $    1,301   $    2,202   $    2,976   $    3,258   $    4,016   $    2,811   $    3,190
                                           ==========   ==========   ==========   ==========   ==========   ==========   ==========

BALANCE SHEET DATA (at period end):
  Investment securities                    $   37,258   $   53,875   $   39,933   $   80,180   $   77,802   $   79,347   $  106,210
  Total net loans and leases               $   92,462   $  115,117   $  142,824   $  157,512   $  186,038   $  180,846   $  203,098
  Total assets                             $  152,863   $  193,912   $  214,738   $  284,087   $  319,975   $  312,944   $  419,167
  Total deposits                           $  137,624   $  174,526   $  192,576   $  255,186   $  283,967   $  277,285   $  375,815
  Total stockholders' equity               $   13,569   $   16,934   $   19,600   $   23,554   $   27,848   $   26,571   $   32,816

PER SHARE DATA(2):
  Net income
     Basic                                 $     0.33   $     0.48   $     0.64   $     0.69   $     0.82   $     0.58   $     0.64
     Diluted                               $     0.31   $     0.45   $     0.58   $     0.61   $     0.75   $     0.52   $     0.58
  Book value end of period                 $     2.94   $     0.65   $     4.18   $     4.94   $     5.66   $     5.43   $     6.32
  Weighted average shares outstanding
     Basic                                  3,971,000    4,624,000    4,637,000    4,756,000    4,876,000    4,863,000    4,992,000
     Diluted                                4,135,000    4,913,000    5,135,000    5,325,000    5,379,000    5,372,000    5,475,000
     Actual                                 4,622,000    4,636,000    4,694,000    4,769,000    4,917,000    4,892,000    5,193,000

(1) Represents financial data for Humboldt Bank. Humboldt Bancorp completed its reorganization as a holding company on January 2, 1996.

(2) All share and share data reflects retroactive restatement for 10% stock dividends in 1994, 1995, 1996, 1997, 1998, and 2000, and a five-for-two stock split in 1999.

                        COMPARATIVE HISTORICAL FINANCIAL
                             DATA FOR GLOBAL BANCORP
                                   (UNAUDITED)

                                                                                                          As Of And For The
(Dollars in Thousands,                                    As Of And For The Years Ended                   Nine Months Ended
except per share data)                                              December 31,                             September 30,
                                         ------------------------------------------------------------    --------------------
                                           1994          1995          1996        1997        1998        1998        1999
                                         ---------     ---------     --------    --------    --------    --------    --------
INCOME STATEMENT DATA:
  Interest income                        $   8,776     $   9,115     $ 10,793    $ 11,996    $ 12,953    $  9,681    $  8,723
  Interest expense                           3,119         4,592        5,628       6,469       6,843       5,178       4,293
                                         ---------     ---------     --------    --------    --------    --------    --------
       Net interest income                   5,657         4,523        5,165       5,527       6,110       4,503       4,430
  Provision for credit losses                 (287)          (63)         151         416         226          57         479
                                         ---------     ---------     --------    --------    --------    --------    --------
  Net interest income after
     provision for loan losses               5,944         4,586        5,014       5,111       5,884       4,446       3,951
  Non-interest income                          538           478          464         494       1,302         633         733
  Non-interest expense                       4,787         5,042        4,158       4,624       5,473       3,860       3,369
                                         ---------     ---------     --------    --------    --------    --------    --------
       Income before provision for
           income taxes                      1,695            22        1,320         981       1,713       1,219       1,315
  Provision for income taxes                   694             9          501         349         658         499         363
                                         ---------     ---------     --------    --------    --------    --------    --------
     Net income                          $   1,001     $      13     $    819    $    632    $  1,055    $    720    $    952
                                         =========     =========     ========    ========    ========    ========    ========
BALANCE SHEET DATA (at period end):
  Investment securities                  $   2,368     $     693     $  4,537    $ 13,634    $ 15,153    $ 16,230    $  6,013
  Total assets                           $  85,571     $  98,517     $116,646    $129,964    $124,772    $135,752    $117,660
  Total net loans and leases             $  73,727     $  78,155     $ 92,897    $101,167    $ 97,480    $108,724    $ 98,284
  Total deposits                         $  75,933     $  89,146     $106,395    $118,179    $112,639    $123,732    $105,287
  Total stockholders' equity             $   8,905     $   8,800     $  9,482    $  9,988    $ 10,828    $ 10,587    $ 11,780

PER SHARE DATA:
  Net income
     Basic                               $    1.53     $    0.02     $   1.25    $   0.96    $   1.57    $   1.07    $   1.40
     Diluted                             $    1.47     $    0.02     $   1.19    $   0.92    $   1.52    $   1.04    $   1.37
  Book value end of period               $   13.56     $   13.40     $  14.44    $  14.89    $  16.14    $  15.78    $  16.85
  Weighted average shares outstanding
        Basic                              656,600       656,600      656,600     660,163     670,850     670,850     680,267
        Diluted                            681,212       684,784      686,749     688,994     693,428     679,462     683,120
        Actual                             656,600       656,600      656,600     670,850     670,850     670,850     699,100

                            PRO FORMA FINANCIAL DATA
                   BASED ON THE PURCHASE METHOD OF ACCOUNTING
                       HUMBOLDT BANCORP AND GLOBAL BANCORP
                                   (UNAUDITED)

(Dollars in Thousands,                           Year Ended       Nine Months Ended
except per share amounts)                     December 31, 1998   September 30, 1999
                                              -----------------   ------------------
SUMMARY OF EARNINGS:
   Net interest income                            $  20,621           $  15,703
   Provision for loan and lease losses               (2,350)          $  (1,176)
   Non-interest income                               13,935           $  14,645
   Non-interest expense                             (25,572)          $ (24,261)
   Provision for income taxes                        (2,446)          $  (1,378)
                                                  ---------           ---------
      Net income                                  $   4,188           $   3,533
                                                  =========           =========
FINANCIAL POSITION:
   Total assets                                   $ 514,576           $ 537,596
   Total net loans and leases                     $ 287,018           $ 304,882
   Total deposits                                 $ 468,767           $ 481,102
   Total stockholders' equity                     $  31,848           $  36,816

PER SHARE DATA:
   Net income - basic                             $    0.81           $    0.67
   Net income - diluted                           $    0.73           $    0.61
   Book value                                     $    6.08           $    6.68

SELECTED FINANCIAL RATIOS:
   Return on average assets                            0.82%               0.88%
   Return on average shareholders' equity             14.41%              13.93%

         The above pro forma information is based on the assumption and conditions as set forth in the more detailed Pro Forma Financial Statements on page 40.

                                  RISK FACTORS

         In addition to the other information we provide in this prospectus, you should carefully consider the following risks before deciding whether to invest in our common stock. These are not the only risks we face. Some risks are not yet known to us and there are others we do not currently believe are material but could later turn out to be so. All of these could impair our business, operating results or financial condition. In evaluating the risks of investing in us, you should also evaluate the other information set forth in this prospectus, including our and Global Bancorp's financial statements.

WE WILL NEED TO INTEGRATE AND OPERATE THE BUSINESS OF CAPITOL THRIFT & LOAN

         While we have experience in managing growth through branch acquisitions, Capitol Thrift represents our first major banking venture into areas of California other than Humboldt, Trinity, Mendocino and Placer Counties. Capitol Thrift also represents our first venture into acquiring a California industrial thrift and loan institution. Unlike Humboldt Bank and Capitol Valley Bank, Capitol Thrift almost exclusively relies on net income generated from loan interest income. We may experience:

         -    problems integrating Capitol Thrift as our separate subsidiary;

         -    unexpected employee departures;

         -    computer hardware or software problems and coordination; or

         -    the failure to maintain and improve customer service.

CAPITOL THRIFT IS UNDER AN AGREEMENT WITH THE FDIC AND CALIFORNIA DEPARTMENT OF FINANCIAL INSTITUTIONS

         Capitol Thrift is subject to an agreement with the FDIC and California Department of Financial Institutions dated August 23, 1998. The agreement requires that Capitol Thrift:

         -    develop a plan for the reduction of all classified assets;

         - develop specific strategies for the reduction of other real estate owned;

         -    develop a plan to increase its Tier 1 capital.

         Although we believe that we have the business experience to address these issues, no assurance can be given that either the FDIC or California Department of Financial Institutions will not impose additional restrictions on Capitol Thrift's operations.

ADVERSE PERFORMANCE OF CAPITOL THRIFT'S LOAN PORTFOLIO AND HUMBOLDT BANCORP'S FUTURE PERFORMANCE

         Making loans is the principal business of Capitol Thrift. Its operations and performance rely almost solely on generating loan interest income rather than other income and fees. Also, Capitol Thrift's existing loan portfolios differ to some extent in the types of borrowers, industries and credits represented by Humboldt Bank's and Capitol Valley Bank's loan portfolios.

         Our performance and prospects after the merger will be largely dependent on the performance of our combined loan portfolios with Capitol Thrift, and ultimately on the financial condition of their respective borrowers and other customers. Our failure to effectively manage the combined loan portfolio could have a material adverse effect on the business, financial condition and results of our operations after the merger. Any decrease in loan customers could adversely affect our shareholders' return on equity and cause us to lose some of the anticipated benefit of the Capitol Thrift acquisition. For information about our loan portfolio, see "Humboldt Bancorp Management's Discussion and Analysis of Financial Condition and Results of Operation -- Loans". For information about Capitol Thrift's loan portfolio, see "Global Bancorp Management's Discussion and Analysis of Financial Condition and Results of Operation -- Loan Portfolio".

DEPENDENCE ON NON-TRADITIONAL BANKING INCOME FOR GROWTH

         Because of limited growth in the Humboldt-Eureka area, a substantial portion of our revenue is derived from non-traditional banking focused on fees on accounts, for services, leasing activity, and merchant bankcard processing. Although we intend to diversify our growth in other geographical areas through the acquisition of Capitol Thrift and operations of Capitol Valley Bank, increased competition within the banking industry could reduce fees on deposits and for services. With respect to merchant bankcard processing, we have focused our marketing to first-time merchants and small to medium-sized merchants in the retail, telephone, mail order and Internet commerce industries. Because these merchants are located outside our geographic location, they require more effort to monitor in the event the merchants experience a problem. See "Business of Humboldt Bancorp -- Merchant Bankcard."

RECENT CHANGES MADE BY VISA WILL ADVERSELY AFFECT OUR MERCHANT BANKCARD
OPERATIONS

         During November 1999, VISA adopted several rules in order to reduce risks in high risk merchant bankcard programs. Although Humboldt Bank does not believe that it operates a high risk merchant bankcard program, these new rules will adversely affect our operations. We are seeking a waiver from VISA. No assurance can be given that the waiver will be granted. See "Business of Humboldt Bancorp -- Merchant Bankcard."

OUR STOCK OPTION PLAN CONTAINS AN ANTIDILUTION PROVISION

         Our stock option plan for directors, officers and employees contains a provision which grants additional options to the option holder in the event we issue additional shares, such as in our concurrent public offering. The additional options that may be granted will have an exercise price equal to the fair market value at the time of grant. As a result of this provision, option holders will have the right to maintain their ownership interest in us. Further, because of these options, this may have the effect of impairing the price of our common stock or our ability to raise additional capital at a higher price due to the potential dilutive effect to new investors.

OUR ACQUISITIONS AND GROWTH MAY STRAIN OUR PERSONNEL AND SYSTEMS

         We have grown substantially through branch acquisition activity, new bank and branch openings, the introduction of new product lines, and sustained increases in loans and deposits. Rapid growth has at times put high demands on our management and personnel, and has required increased expenditures for new employees, enhanced training, office space, and technology upgrades.

WE FACE STRONG COMPETITION

         In recent years, competition for bank customers, the source of deposits and loans, has greatly intensified. This competition includes

         - large national and super-regional banks which have well-established branches and significant market share in many of the communities we serve;

         - finance companies, investment banking and brokerage firms, and insurance companies that offer bank-like products;

         - credit unions, which can offer highly competitive rates on loans and deposits because they receive tax advantages not available to commercial banks;

         - government-assisted farm credit programs that offer competitive agricultural loans;

         - other community banks, including start-up banks, that can compete with us for customers who desire a high degree of personal service;

         - technology-based financial institutions including large national and super-regional banks offering on-line deposit, bill payment, and mortgage loan application services; and

         - other financial institutions offering merchant bankcard processing services.

         Other existing single or multi-branch community banks, or new community bank start-ups, have marketing strategies similar to ours. These other community banks can open new branches in the communities we serve and compete directly for customers who want the high level of service community banks offer. Other community banks also compete for the same management personnel and the same potential acquisition and merger candidates in Northern California.

         Historically, insurance companies, brokerage firms, credit unions and other non-bank competitors have less regulation than banks and can be more flexible in the products and services they offer. Under the recently enacted Financial Services Modernization Act of 1999, most separations between banks, brokerage firms and insurance companies are eliminated which is likely to increase competition. See "Supervision and Regulation of Humboldt Bancorp, Humboldt Bank and Capitol Valley Bank -- Recent Legislation."

DETERIORATION OF LOCAL ECONOMIC CONDITIONS COULD HURT OUR PROFITABILITY

         Our operations are primarily located in Northern California and are concentrated in Eureka and surrounding areas, and, to a lesser extent, Roseville, California. As a result of this geographic concentration, our financial results depend largely upon economic conditions in these areas. Adverse local economic conditions in Northern California, and in particular, Eureka, may have a material adverse effect on our financial condition and results of operations.

GOVERNMENT REGULATION AND LEGISLATION COULD HURT OUR BUSINESS AND PROSPECTS

         We have extensive state and federal regulation, supervision and legislation which govern almost all aspects of our respective operations including:

         -    the capital we must maintain;

         -    the kinds of activities in which we can engage;

         -    the kinds and amounts of investments we can make; and

         -    the location of our offices.

         Bank regulation can hinder our ability to compete with financial services companies that are not regulated or are less regulated. This regulation is primarily intended for the protection of consumers, depositors and the deposit insurance funds and not for the protection of our shareholders. See "Regulation of Humboldt Bancorp, Humboldt Bank, Capitol Valley Bank."

LOSS OF KEY EMPLOYEES COULD HURT OUR PERFORMANCE

         The loss of the services of a key employee, or the failure to attract and retain other qualified persons, could have a material adverse effect on our business, financial condition and results of operations. We are heavily dependent on the services of Theodore S. Mason, Humboldt Bancorp's President and Chief Executive Officer, and on several other key executives, including Messrs. Ziegler, Dalby, and Musante, who have been instrumental in our growth. The operation and performance of Capitol Thrift is heavily dependent on the services of Robert F. Kelly, President and Chief Executive Officer, and Leighton Monroe, Jr., Chief Financial Officer, of Capitol Thrift. We intend to enter into employment arrangements with Mr. Robert F. Kelly and Mr. Leighton Monroe, Jr. for the continuation of their services for Capitol Thrift operations.

         Our rapid growth has placed significant demands on Mr. Mason's time, who until July 15, 1999, served as President and Chief Executive Officer of both Humboldt Bancorp and Humboldt Bank and Chairman of the Board of Capitol Valley Bank. As of December 31, 1999, Mr. Mason serves as President and Chief Executive Officer of Humboldt Bancorp, Mr. Paul Ziegler serves as Executive Vice President of Humboldt Bancorp, Mr. John Dalby serves as President and Chief Executive Officer of Humboldt Bank, and Mr. Musante serves as Vice President and Manager of the Merchant Bankcard Department of Humboldt Bank.

         We may need to recruit additional senior level executives as our growth continues. However, the market for qualified persons is competitive and they may be unwilling to relocate to Eureka, a non-metropolitan city.

LIMITED TRADING MARKET FOR HUMBOLDT BANCORP COMMON STOCK AND PRICE VOLATILITY COULD MAKE IT DIFFICULT TO SELL SHARES AFTER THE MERGER

         Subject to the close of our concurrent public offering, our common stock has been approved for listing on the NASDAQ National Market. Our common stock is currently quoted on the OTC Bulletin Board. There is limited trading in our common stock. We do not know if an active trading market for our common stock will develop on the NASDAQ National Market.

         Given the limited trading history of our common stock on the OTC Bulletin Board and our inability to predict at what price level our common stock will trade in the future, the price of our common stock may fluctuate widely, depending on many factors that may have little to do with operating results or intrinsic worth, and you may encounter delay in selling your shares. For information about the trading history of Humboldt Bancorp's common stock, see "Market Prices."

                             GLOBAL BANCORP MEETING

         We are sending you this document for the solicitation of proxies by the Board of Directors of Global Bancorp for use at Global Bancorp's meeting of shareholders for the purpose of considering and voting upon the merger.

         The information contained in this document concerning Humboldt Bancorp, Humboldt Bank, Capitol Valley Bank, and Bancorp Financial Services has been furnished by Humboldt Bancorp and is its responsibility. The information contained in this document concerning Global Bancorp and Capitol Thrift has been furnished by Global Bancorp and is its responsibility.

         The mailing of this document commenced on or about February 7, 2000.

         The completion of the merger is dependent upon a number of conditions including bank regulatory approval, purchase by Humboldt Bank of the loans from Capitol Thrift, and completion of Humboldt Bancorp's offering.

Matters to be Considered at Global Bancorp Shareholders' Meeting

         The Global Bancorp Meeting has been called so the shareholders of Global Bancorp can vote upon the merger.

Record Date

         The close of business on February 1, 2000, has been fixed as the Global Bancorp record date for the determination of Global Bancorp shareholders entitled to notice of, and to vote at, the Global Bancorp Meeting.

Outstanding Securities and Voting Rights

         There were 699,100 shares of Global Bancorp common stock outstanding as of the Global Bancorp record date held by approximately 96 shareholders of record. Each holder of Global Bancorp common stock can cast one vote for each share of Global Bancorp common stock held as of Global Bancorp record date on any matter presented for a vote of the shareholders at the Global Bancorp Meeting.

         Approval of the merger requires the affirmative vote of the holders of a majority of the outstanding shares of Global Bancorp common stock.

         The effect of broker nonvotes is that these votes are not counted as being voted; however, these votes are counted for purposes of determining a quorum. The effect of a broker nonvote or abstention on any matter is that the vote is not counted as a vote for or against the matter, but is counted as an abstention. However, because the merger must be approved by the majority of the outstanding shares of Global Bancorp common stock, an abstention or a nonvote has the effect of a no vote.

Recommendations of the Global Bancorp Board of Directors

         The board of directors of Global Bancorp has unanimously voted in favor of the proposal relating to the merger, and the individual members of Global Bancorp's board of directors have indicated that they will vote all shares of Global Bancorp common stock as to which they have voting power "FOR" approval of the merger agreement. Further, directors owning 38.4% of the outstanding shares of Global common stock have entered into agreements with Humboldt Bancorp to vote for the merger. As a result, holders of only 89,335 additional shares of Global Bancorp common stock are needed to approve the merger agreement. See "Description of the Merger--Interests of Certain Persons in the Merger and Material Contracts."

Revocability of Proxies

         A proxy for use at the Global Bancorp Meeting is enclosed. A shareholder executing and returning a proxy may revoke it at any time before the vote is taken by filing with the Secretary of Global Bancorp an instrument revoking it or a duly executed proxy bearing a later date. In addition, the powers of the proxyholders will be suspended if the person executing the Proxy is present at the Global Bancorp Meeting and elects to vote in person by advising the chairman of the Global Bancorp Meeting, of his or her election to vote in person, and voting in person. Although you may revoke or suspend your proxy, all shares represented by a properly executed proxy received in time for the Global Bancorp Meeting, will be voted by the proxyholders in accordance with your instructions specified on the proxy. If no directions are given to the contrary on the proxy, the shares of Global Bancorp common stock will be voted "FOR" approval of the merger agreement at the merger. It is not anticipated that any matters will be presented at the Global Bancorp Meeting other than as set forth in the respective notices of the meeting. If, however, other matters are properly presented at the meeting, the proxy will be voted in accordance with the best judgment and discretion of the proxyholders.

Cost of Solicitation of Proxies

         Global Bancorp will pay its own expenses of preparing, assembling, printing and mailing this document and the material used in this solicitation of proxies. It is contemplated that proxies will be solicited through the mail, but officers, directors and regular employees of Global Bancorp may solicit proxies for the meeting personally. Although there is no formal agreement to do so, Global Bancorp may reimburse banks, brokerage houses and other custodians, nominees and fiduciaries for their reasonable expenses in forwarding these proxy materials to their principals. In addition, Global Bancorp may pay for and utilize the services of individuals or companies not regularly employed by Global Bancorp in the solicitation of proxies for the Global Bancorp Meeting if the board of directors of Global Bancorp determines that this is advisable. Under the terms of the merger agreement, Global Bancorp will pay up to $150,000 in connection with the merger including costs to prepare this document, which for purposes of calculating the costs associated with the merger will not be expensed or accrued against Global Bancorp shareholders' equity. Any expenses in excess of $150,000 will be deducted from the Global Bancorp cash merger price.

Other Business

         The board of directors of Global Bancorp does not know of any other matters to be presented at the Global Bancorp Meeting except the proposal concerning the merger. If other matters properly come before the Global Bancorp Meeting, however, it is the intention of the persons named in the accompanying proxy cards to vote said proxy cards in accordance with their best judgment and in their sole discretion.

                            DESCRIPTION OF THE MERGER

General

         This section contains information furnished by the Board of Directors of Humboldt Bancorp in connection with the merger and the Board of Directors of Global Bancorp in its solicitation of proxies for the Global Bancorp Meeting to approve the merger agreement. The merger agreement sets out the terms of the merger.

         Humboldt Bancorp will be the surviving corporation of the merger and Global Bancorp will not continue to exist. As a result of the merger, Humboldt Bancorp will own all the shares of Capitol Thrift. Upon completion of the merger, each share of Global Bancorp, other than shares held by shareholders who properly exercise dissenters' rights, will convert into the right to receive cash and an interest in Humboldt Bancorp's promissory note.

         Immediately prior to the merger, Humboldt Bank will purchase up to $43 million in loans from Capitol Thrift for cash.

         The amount of cash and interest in Humboldt Bancorp's promissory note to be received is based on a

         - cash merger payment of an estimated $11.8 million dollars. The cash merger payment is based on Global Bancorp's shareholders' equity as of the last day of the calendar month immediately preceding the calendar month in which the merger occurs less merger expenses in excess of $150,000. Humboldt Bancorp or its paying agent will make the cash merger payment as soon as practicable after the merger; and

         - an escrow merger payment of an estimated $4.7 million dollars. The escrow merger price will be evidenced by a promissory note bearing 8% interest per annum issued by Humboldt Bancorp and you in turn will be issued a certificate of interest in the Humboldt Bancorp promissory note. Interest on the certificate will be paid semi-annually on April 15 and October 15 to former Global Bancorp shareholders who do not exercise their dissenters' rights. The escrow merger payment may be adjusted downward or upward based on criteria set forth in the merger agreement. Humboldt Bancorp's exchange agent will pay you your share of the escrow merger payment on January 30, 2002, or 60 days from the occurrence of a material adverse effect with respect to Humboldt Bancorp, but in no event earlier than January 31, 2001. If Humboldt Bancorp does not complete its concurrent stock offering by March 31, 2000, $200,000 of the promissory note will be paid at closing, and the outstanding balance of the promissory note will be adjusted accordingly.

         On January 30, 2002, at your election, the escrow merger price may be paid in Humboldt Bancorp common stock. However, Humboldt Bancorp is only required to deliver to the exchange agent $2 million in Humboldt Bancorp common stock based on the last trading price prior to the effective date of the merger, plus 7%. The escrow merger payment will be satisfied by Humboldt Bancorp shares based on the foregoing formula plus cash.

         No fractional shares of Humboldt Bancorp common stock will be issued in the merger. Global Bancorp shareholders will be entitled to cash equal to the fractional share multiplied by the price of the last trade of Humboldt Bancorp common stock prior to the effective date of the merger.

         As a result of the merger, Humboldt Bancorp will survive, Global Bancorp will cease to exist, and Capitol Thrift will become a subsidiary of Humboldt Bancorp.

         A copy of the merger agreement is attached to this document as Appendix A and incorporated in this document by this reference.

Background and Reasons for the Merger

         Humboldt Bancorp's Analysis. During the past four years, Humboldt Bancorp has been expanding its services to the businesses and residents of surrounding counties of Humboldt, Mendocino and Trinity, and more recently, in Placer County, home of the main office of Capitol Valley Bank.

         During early 1999, Humboldt Bancorp had preliminary discussions with Capitol Thrift regarding a potential merger of Humboldt Bank and Capitol Thrift. A confidentiality agreement was executed by the parties on January 8, 1999, and extensive negotiations commenced. During the course of negotiations, the board of directors consulted with respective senior management and its financial advisor, as well as its legal counsel. A continuing consideration was retention of Capitol Thrift's California industrial loan charter. The initial merger agreement was modified in November 1999, to provide that Capitol Thrift would become a subsidiary of Humboldt Bancorp thereby retaining the industrial loan charter through the merger of Global Bancorp with and into Humboldt Bancorp and that Humboldt Bank would immediately prior to the merger purchase the assets and assume the liabilities of the San Jose branch of Capitol Thrift pursuant to a branch purchase agreement. The restated merger agreement was amended in January 2000, to provide that Humboldt Bank would purchase up to $43 million in loans from Capitol Thrift pursuant to a loan purchase agreement rather than purchase assets and assume liabilities.

         Over the course of these negotiations and discussions, Humboldt Bancorp's board of directors and senior management determined that the merger might provide the following opportunities:

         - Expansion of Humboldt Bank's lending activities by acquiring a California industrial loan corporation;

         -    Improved earnings through higher net interest margins;

         -    Further diversity of Humboldt Bank's asset base;

         - Expansion into new areas of California including Southern California through branch offices of Capitol Thrift;

         - Favorable acquisition price and an appropriate loan loss reserve pool for unexpected credit portfolio problems; and

         - Retention, to the greatest degree possible, of qualified, dedicated thrift staff and management.

         The Humboldt Bancorp board of directors also considered the potential problems of management incompatibility, the complexity of the data processing conversion, assumption of a loan portfolio primarily based on real estate, and inability to effectively combine the operations of Humboldt Bancorp and Capitol Thrift. Meetings between Humboldt Bancorp's Executive Committee and Global Bancorp's senior management and board of directors brought out the similarity of banking and customer attention philosophies which the two entities share.

         At the board of directors' meeting approving the merger, Humboldt Bancorp's financial advisor orally presented its analysis. The following material factors were considered at the meeting:

         - The economic conditions and prospects for the markets in which Humboldt Bancorp operates, and competitive pressures in the financial services industry in general and the banking industry in particular;

         - The enhancement of Humboldt Bancorp's competitiveness and Humboldt Bancorp's ability to serve its customers, depositors, creditors, other constituents and the communities in which Humboldt Bancorp operates as a result of a business combination with a California industrial loan company like Capitol Thrift;

         - Information concerning the business, results of operations, asset quality and financial condition of Humboldt Bancorp on a stand-alone basis and on a combined basis with Capitol Thrift, and the future growth prospects following the merger;

         - The cost savings in operations which the management of Humboldt Bancorp believes may be achieved as a result of the merger;

         - An assessment that, in the current economic environment, a fair combined cash and Humboldt Bancorp common stock acquisition is most economically advantageous to Humboldt Bancorp's shareholders when compared to other alternatives like formation of a California industrial loan company or additional branch acquisitions;

         - The terms and conditions of the merger agreement and related agreements;

         - The potential downside of the merger. These were principally the challenges of merging two distinctively different entities into one well-managed institution and related credit risk if a severe economic downturn would occur in the near future; and

         - Humboldt Bancorp's financial advisor's analysis of the financial condition, results of operations, business, prospects and stock prices and comparison of Global Bancorp and Capitol Thrift compared to other California banks, industrial loan companies, and bank holding companies opening in Northern California.

         Humboldt Bancorp's board of directors and management believe that the potential issuance of additional shares in exchange for a part of the Humboldt Bancorp promissory note and in the concurrent public offering of Humboldt Bancorp common stock will increase the liquidity of Humboldt Bancorp common stock. Humboldt Bancorp's board of directors and management also believe the merger will be beneficial to shareholders because of cost savings resulting from the combination of data processing, reduction of professional fees, reduction in personnel costs, and other non-interest expense.

         The above discussion of the factors considered by the Humboldt Bancorp board of directors is not intended to be exhaustive. In view of the variety and nature of the factors considered the Humboldt Bancorp board of directors did not find it practicable to assign relative weights to the specific factors considered in reaching its decision.

         Global Bancorp's and Capitol Thrift's Analysis

         During 1998 and 1999, Global Bancorp and Capitol Thrift was contacted at various times by 13 financial institutions, including Humboldt Bancorp, interested in acquiring Capitol Thrift. Of the 13 institutions, only one presented a creditable formal proposal. The Board of Directors then engaged a predecessor to First Capital Group, L.L.C. as its financial advisor to assist in evaluating the Humboldt Bancorp proposal. A confidentiality agreement was executed by the parties on January 8, 1999, and extensive negotiations commenced. The predominant and deciding factors for Board approval were:

         - Humboldt Bank's presence as a community bank rather than a branch of a much larger regional bank;

         - the added services and products available to Capitol Thrift's customers;

         -    favorable price and potential Humboldt Bancorp stock liquidity;
              and

         - retention, to the greatest degree possible, of qualified, dedicated bank staff and management.

         Meetings between Humboldt Bancorp's Executive Committee and Global Bancorp's senior management and Board of Directors brought out the similarity of banking and customer attention philosophies which the two banking entities share.

         No additional merger proposals were sought based on the above merger advantages.

         Humboldt Bancorp, Humboldt Bank, Global Bancorp and Capitol Thrift entered into the merger agreement dated June 22, 1999. Present at the Global Bancorp and Capitol Thrift's Board of Directors meeting were representatives of Global Bancorp's and Capitol Thrift's legal counsel, and financial advisor, First Capital Group, L.L.C. At the meeting, the representative of First Capital Group, L.L.C. orally presented its fairness opinion.

         In determining to approve the merger agreement and recommend that Global Bancorp shareholders approve and authorize the merger agreement, the Global Bancorp and Capitol Thrift Boards of Directors consulted with respective senior management, their financial advisor, as well as their legal counsel, and considered the following material factors:

         - the increased liquidity to be provided to Global Bancorp shareholders by receiving cash and an interest in a Humboldt Bancorp promissory note that may be exchanged in part for Humboldt Bancorp common stock in exchange for their shares of Global Bancorp common stock;

         - the economic conditions and prospects for the markets in which Capitol Thrift operates, and competitive pressures in the financial services industry in general and the banking industry in particular;

         - the enhancement of Capitol Thrift's competitiveness and its ability to serve its customers, depositors, creditors, other constituents and the communities in which it operates as a result of a business combination with another northern California bank holding company, like Humboldt Bancorp;

         - information concerning the business, results of operations, asset quality and financial condition of Capitol Thrift on a stand-alone basis and on a combined basis with Humboldt Bank, and the future growth prospects following the merger;

         - the cost savings and operational synergies which the management of Capitol Thrift believes may be achieved as a result of the merger;

         - an assessment that, in the current economic environment, a fair combined cash and Humboldt Bancorp common stock acquisition is most economically advantageous to Global Bancorp's shareholders;

         - the terms and conditions of the merger agreement and related agreements;

         - the potential downside of the merger. This was principally the possible adverse effect on employees of Capitol Thrift and the potential adverse effect on Capitol Thrift's customers;

         - First Capital's analysis of the financial condition, results of operations, business, prospects and stock price of Global Bancorp and comparison of Global Bancorp to other banks and bank holding companies operating in its industry;

         - an analysis of the terms of other similar acquisitions in the banking industry; and

         - the opinion of First Capital to the effect that, as of the date of the opinion, the cash and shares of Humboldt Bancorp common stock to be received is fair, from a financial point of view, to the holders of Global Bancorp common stock.

         The above discussion of the factors considered by the Global Bancorp Board of Directors is not intended to be exhaustive. In view of the variety and nature of the factors considered, the Global Bancorp Board of Directors did not find it practicable to assign relative weights to the specific factors considered in reaching its decision.

Global Bancorp Purchase Price

         The Boards of Directors of Humboldt Bancorp and Global Bancorp determined the purchase price in an arm's length negotiation.

         Each share of Global Bancorp common stock which is outstanding immediately prior to the merger, other than shares to which its holders have properly exercised dissenters' rights, will be converted into the right to receive:

         - cash equal to the cash merger payment divided by the total number of Global Bancorp common stock outstanding on the date of the merger. The cash merger payment is approximately $11.8 million dollars and is based on Global Bancorp shareholders' equity as of the last business day of the calendar month immediately preceding the calendar month in which the merger occurs after expensing Global Bancorp's legal, accounting and professional costs incurred or to be incurred by Global Bancorp which have not been paid or accrued by Global Bancorp by the last business day of the calendar month immediately preceding the calendar month in which the merger occurs. However, Global Bancorp is not required to expense or accrue up to $150,000 of legal and/or accounting costs incurred by Global Bancorp associated with the merger and identified with preparation of this document for Global Bancorp or Humboldt Bancorp's offering.

              The merger agreement provides that on the merger date no more than 706,600 shares of Global Bancorp common stock will be outstanding. Assuming all 706,600 shares are outstanding and a cash merger payment of $11.8 million, the cash per share merger price will be approximately $16.70 per share.

         - the right to receive in cash, or at your election Humboldt Bancorp common stock, from Humboldt Bancorp's exchange agent on January 30, 2002, or 60 days from the occurrence of a material adverse effect with respect to Humboldt Bancorp, but in no event earlier than January 31, 2001, the escrow per share merger payment, as adjusted. The escrow merger payment is evidenced in the form of a certificate of interest in the Humboldt Bancorp promissory note and will earn interest at the rate of eight percent (8%) per annum. Humboldt Bancorp is obligated to only deliver up to $2 million in Humboldt Bancorp common stock based on the price of the last trade of its stock prior to the effective date of the merger, plus 7%. The escrow merger payment may be satisfied by the Humboldt Bancorp shares based on the foregoing formula plus cash.

         The escrow per share merger payment is the merger price of $16.5 million dollars less the sum of the cash merger price of approximately $11.8 million

                  - adjusted (i) downward for various Capitol Thrift loan losses and expenses for loan portfolios identified in the merger agreement, and (ii) upward for (1) recoveries on those loans in the loan portfolio identified in the merger agreement with previous loan loss, and (2) interest due but not yet paid, and (iii) upward or downward, as appropriate, for accounting adjustments if any,

                  - then divided by the number of outstanding shares of Global Bancorp common stock on the date of the merger.

         If Humboldt Bancorp does not raise at least $6 million in its concurrent public stock offering by March 31, 2000, $200,000 of the promissory note will be paid at closing, and the outstanding balance of the promissory note will be adjusted accordingly.

         Downward adjustments to the escrow merger price may result from:

                  -    loan losses within identified loan portfolios

                  - costs of litigation of any type, inclusive of attorneys' fees and settlements, resulting from Global Bancorp or Capitol Thrift's actions or those of its directors, officers, employees or agents, which litigation was in existence prior to the merger;

                  - any writedowns for accounting adjustments in accordance with the merger agreement;

                  - any losses on sale of other real estate owned on the books of Capitol Thrift at the time of the merger;

                  - costs of the merger incurred by Global Bancorp or Capitol Thrift in excess of $150,000 and not expended or properly accrued by Global Bancorp or Capitol Thrift prior to the last business day of the calendar month immediately preceding the calendar month in which the merger occurred;

                  - any of the above-described losses, net of any recoveries, incurred by Global Bancorp or Capitol Thrift from the last business day of the calendar month immediately preceding the calendar month in which the merger occurs to the date of the merger; and

                  - any and all expenses of the Global Bancorp shareholders committee. The expenses of the committee, including fees paid to accountants, attorneys, appraisers and other consultants, will be paid by Humboldt Bancorp and will be charged against the escrow merger price to the extent such funds remain. The Global Bancorp shareholders' committee, made up of a majority of the last board of directors of Global Bancorp, will have the authority to resolve any dispute regarding the escrow merger price adjustments.

         Upward adjustments to the escrow merger price may result from:

                  - recovery on any Capitol Thrift loans for which there was a loan loss within an identified loan portfolio;

                  - interest accrued and due on the escrow merger price for which payment has not been made prior to January 30, 2002; and

                  - write-ups for any accounting adjustments in accordance with the merger agreement.

         Adjustments shall be made on a quarterly basis. During the escrow term, 8% per annum interest is earned and is payable by Humboldt Bancorp or its paying agent to the certificate holders on April 15 and October 15 based on the principal in escrow on April 1 and October 1, respectively.

         No fractional shares of Humboldt Bancorp common stock will be issued in the merger. Global Bancorp shareholders will be entitled to cash equal to the fractional share multiplied by the price of the last trade of Humboldt Bancorp common stock prior to the effective date of the merger.

Exchange Procedure

         Humboldt Bancorp has contracted with Illinois Stock Transfer Company to effect the exchange and issuance of its securities in the merger. On or as soon as practicable after the merger, Humboldt Bancorp will deliver to Illinois Stock Transfer Company, (i) cash equal to the cash merger price, (ii) the Humboldt Bancorp promissory note equal to the escrow merger price, and (iii) certificates of interest in the Humboldt Bancorp promissory note.

         Upon surrender for cancellation to Illinois Stock Transfer Company of one or more Global Bancorp stock certificates for cancellation, accompanied by the transmittal letter which will be sent to the Global Bancorp shareholders, Illinois Stock Transfer Company will promptly deliver to each holder of surrendered Global Bancorp stock certificates a check for payment of the cash per share merger price, and a certificate of interest evidencing the escrow per share merger payment.

         Until Global Bancorp stock certificates have been surrendered and exchanged, each outstanding Global Bancorp stock certificate will constitute, for all corporate purposes, the right to receive the per share merger payment.

         If any holder of Global Bancorp common stock is unable to surrender his or her Global Bancorp stock certificates because the stock certificates have been lost or destroyed, the holder may instead deliver an affidavit and indemnity undertaking in form and substance and, if required, with surety satisfactory to Illinois Stock Transfer Company and Humboldt Bancorp.

         Prior to January 30, 2002, Humboldt Bancorp will send to you a letter and an election form. You can elect to receive Humboldt Bancorp common stock instead of cash for the escrow merger price. Humboldt Bancorp is only required to deliver to Illinois Stock Transfer Company $2 million in Humboldt Bancorp common stock valued at the last trade of Humboldt Bancorp's common stock as of the date preceding the effective date of the merger plus 7%. If you do not elect, then you will only receive cash. The escrow merger price is satisfied by the Humboldt Bancorp shares based on the foregoing formula plus cash.

         Prior to January 30, 2002, Humboldt Bancorp will deliver to Illinois Stock Transfer Company cash or shares of Humboldt common stock for the escrow adjusted value. If not distributed as of September 30, 2002, the cash shall be returned to Humboldt Bancorp. No interest will be paid to former Global Bancorp shareholders from cash deposited with Illinois Stock Transfer Company for this purpose.

Cancellation of all Outstanding Global Bancorp Stock Options

         All outstanding stock options to acquire Global Bancorp common stock will be canceled upon the merger.

Interests of Certain Persons in the Merger and Material Contracts

         Each director of Global Bancorp and Capitol Thrift has entered into a director's agreement with Humboldt Bancorp which provides that the director agrees to vote all shares of Global Bancorp common stock as to which the director has voting power in favor of the merger. The directors of Global Bancorp collectively own 38.4% of the outstanding shares of Global Bancorp common stock.

         The directors' agreements also provide that the directors will not for a period of two years after the completion of the merger, directly or indirectly, without the prior written consent of Humboldt Bancorp, own more than 1% of, organize, manage, operate, finance or participate in the ownership, management, operation or financing of, or be connected as an officer, director, employee, principal, agent or consultant to any financial institution whose deposits are insured by the Federal Deposit Insurance Corporation that has its head office or a branch office within 50 miles of the head office of Capitol Thrift.

         Further, it is the intent of Humboldt Bancorp that Capitol Thrift enter into contracts with Messrs. Kelly and Monroe. Robert F. Kelly, currently the President and Chief Executive Officer, and Leighton Monroe, Jr., currently the Chief Financial Officer, of Capitol Thrift, are expected to serve in the same capacities for Capitol Thrift as a subsidiary of Humboldt Bancorp following the merger. It is anticipated that most other present officers and employees of Capitol Thrift will initially continue in the same or similar capacities with Capitol Thrift. For services provided through the merger, upon closing of the merger, Capitol Thrift will pay Messrs. Kelly and Monroe $35,000 and $7,500, respectively, in addition to their regular salary.

Regulatory Approval and Completion of the Merger

         The merger must be approved by the California Department of Financial Institutions, by the Federal Deposit Insurance Corporation, and by the Board of Governors of the Federal Reserve System. The approval of the merger by the California Department of Financial Institutions, the Federal Deposit Insurance Corporation, and the Federal Reserve Board is not a recommendation or endorsement of the merger by any of those agencies.

Closing Date

         The closing of the merger will take place no more than 10 business days after the later of:

         - receipt of the last required regulatory approval and expiration of all applicable waiting periods, and

         -    completion of Humboldt Bancorp's public offering.

         Also, the conditions precedent to the obligations of Humboldt Bancorp, Humboldt Bank, Global Bancorp and Capitol Thrift must be satisfied, or written waiver of the conditions by Humboldt Bancorp, Humboldt Bank, Global Bancorp and Capitol Thrift must be received.

         It is presently anticipated that the merger will be completed during the first quarter of 2000.

Conditions to the Merger

         The merger agreement provides that various conditions must be met for the completion of the merger. These conditions include, but are not limited to, the following:

         - Approval of the merger agreement and authorization of the merger by the vote of the holders of a majority of the outstanding stock of Global Bancorp;

         - Approval and issuance of any permits required, and expiration of all waiting periods;

         - No action taken, or any law, regulation or order enacted, enforced or deemed applicable to the merger, by any government entity which:

              -    makes the completion of the merger illegal;

              - requires the divestiture by Humboldt Bancorp of any material asset or of a material portion of the business of Humboldt Bancorp; or

              - imposes any condition upon Humboldt Bancorp which in the judgment of Humboldt Bancorp would be materially burdensome;

         -    Humboldt Bancorp's completion of its public offering;

         - The representations and warranties of Humboldt Bancorp, Humboldt Bank, Global Bancorp and Capitol Thrift set forth in the merger agreement must be true in all material respects as of the date of completion of the merger; Humboldt Bancorp, Humboldt Bank, Global Bancorp and Capitol Thrift must perform and comply in all material respects with the merger agreement; and no event or condition entitling a party to terminate the merger agreement has occurred;

         - No change in the consolidated financial condition, aggregate consolidated net assets, shareholders' equity, business, or consolidated operating results of Humboldt Bancorp from December 31, 1998, to the date of completion of the merger that results in a material adverse effect as to Humboldt Bancorp;

         - Global Bancorp's fairness opinion must not be revoked prior to the merger;

Waiver, Amendment, and Termination

         Any term or provision of the merger agreement, other than regulatory approval or any of the provisions required by law, may be waived in writing at any time by the party which is, or whose shareholders are, entitled to the benefits of the term or provision.

         The merger agreement provides that it may be terminated prior to the completion of the merger. These events include, but are not limited to, the following:

         - By mutual consent of the Boards of Directors of Humboldt Bancorp and Global Bancorp;

         - By Humboldt Bancorp or Global Bancorp upon the failure to satisfy any conditions specified in the merger agreement if the failure is not caused by any action or inaction of the party requesting termination;

         - By Humboldt Bancorp or Global Bancorp if an Acquisition Event, as defined in the merger agreement, involving Global Bancorp or Capitol Thrift occurs;

         - By Humboldt Bancorp or Global Bancorp if there is a material breach of any of the representations or warranties of the other, which breach, in the reasonable opinion of the terminating party, cannot be cured prior to the merger and, in the reasonable opinion of the terminating party, is likely to have a material adverse effect on the breaching party, or upon the completion of the merger;

         - By Humboldt Bancorp or Global Bancorp upon the failure of any of the conditions specified in the merger agreement to have been satisfied prior to April 30, 2000;

         - By Global Bancorp if Humboldt Bancorp has not completed its offering by April 30, 2000.

Liquidated Damages

         In the event of the occurrence of an Acquisition Event involving Global Bancorp or Capitol Thrift, then Global Bancorp or Capitol Thrift will pay to Humboldt Bancorp $350,000 in cash.

         If the merger agreement is terminated by Global Bancorp as a result of the revocation of Global Bancorp's fairness opinion; or a termination of the merger agreement by Humboldt Bancorp because

         - Global Bancorp's shareholders do not approve the merger agreement, or

         - of a breach of Global Bancorp's representations or warranties, a default by Global Bancorp or Capitol Thrift, or disclosure in the updated schedules to the merger agreement of a material adverse event respecting Global Bancorp, then, Global Bancorp or Capitol Thrift will pay to Humboldt Bancorp the sum of $250,000, in cash. However, if an Acquisition Event occurs involving Global Bancorp or Capitol Thrift within 180 days following termination by Humboldt Bancorp, Global Bancorp or Capitol Thrift will pay to Humboldt Bancorp an additional $100,000 in cash.

         If the merger agreement is terminated by Humboldt Bancorp as a result of a termination of the merger agreement by Global Bancorp because

         - of a breach of Humboldt Bancorp's representations and warranties, a default by Humboldt Bancorp, or disclosure in the updated schedules to the merger agreement of a material adverse event respecting Humboldt Bancorp,

         -    of failure to complete Humboldt Bancorp's offering,

then Humboldt Bancorp will pay to Global Bancorp the sum of $250,000 in cash.

                   OPINION OF GLOBAL BANCORP FINANCIAL ADVISOR

         Global Bancorp retained First Capital Group, L.L.C. to act as its financial advisor in connection with the merger and related matters based upon its qualifications, expertise and reputation. On July 8, 1999, First Capital rendered its written opinion to the board of directors of Global Bancorp that the consideration to be received pursuant to the merger agreement is fair from a financial point of view to the holders of Global Bancorp common stock. THE FULL TEXT OF THE OPINION WHICH SETS FORTH, AMONG OTHER THINGS, ASSUMPTIONS MADE, PROCEDURES FOLLOWED, MATTERS CONSIDERED, AND LIMITATIONS ON THE REVIEW UNDERTAKEN, IS ATTACHED AS APPENDIX B TO THIS DOCUMENT. GLOBAL BANCORP'S SHAREHOLDERS ARE URGED TO READ THE OPINION CAREFULLY AND IN ITS ENTIRETY. THE OPINION DOES NOT CONSTITUTE A RECOMMENDATION TO ANY SHAREHOLDER OF GLOBAL BANCORP AS TO HOW SUCH SHAREHOLDER SHOULD VOTE AT THE SPECIAL MEETING.

         In connection with rendering its opinion, First Capital, among other things:

         - analyzed internal financial statements and other financial and operating data concerning Global Bancorp prepared by the management of Global Bancorp;

         - analyzed publicly available financial statements, both audited and unaudited, and other information of Global Bancorp and Humboldt Bancorp, including those included in Global Bancorp's financial statements for the period ended December 31, 1998, Humboldt Bancorp's Annual Report for the three years ended December 31, 1998, Humboldt Bancorp's Quarterly Reports for the periods ended March 31, 1999, September 30, 1998 and June 30, 1998, and

              Global Bancorp's financial statements for the quarters March 31, 1999, September 30, 1998 and June 30, 1998;

         - analyzed financial data of Global Bancorp prepared by the management of Global Bancorp;

         - discussed the past and current operations and financial condition of Global Bancorp with senior executives of Global Bancorp;

         - reviewed the reported stock prices and trading activity for Humboldt Bancorp common stock;

         - compared the financial performance of Humboldt Bancorp common stock and trading activity with that of other comparable publicly traded companies and their securities;

         - reviewed the financial terms, to the extent publicly available, of comparable precedent transactions;

         -    reviewed the merger agreement; and

         -    performed such other analyses as deemed appropriate.

         In connection with its review, First Capital relied upon and assumed the accuracy and completeness of all of the foregoing information provided to it or made publicly available, and First Capital has not assumed any responsibility for independent verification of such information. With respect to the financial data, First Capital assumed that they have been reasonably prepared on the basis reflecting the best currently available estimates and judgments by management regarding Global Bancorp. First Capital has not made any independent valuation or appraisal of the assets or liabilities of Global Bancorp, nor has First Capital been furnished with any such appraisals, and First Capital has not examined any individual loan files of Global Bancorp.

         With respect to Humboldt Bancorp, First Capital relied solely upon publicly available data and certain discussions with the management of Humboldt Bancorp regarding Humboldt Bancorp's financial condition, performance, and prospects. First Capital did not conduct any independent evaluation or appraisal of the assets, liabilities or business prospects of Humboldt Bancorp, was not furnished with any evaluations or appraisals, and did not review any individual credit files. First Capital is not an expert in the evaluation of loan portfolios for the purposes of assessing the adequacy of the allowance for losses of such portfolios and has assumed that such allowances for Humboldt Bancorp and Global Bancorp are, in the aggregate, adequate to cover such losses. First Capital's opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to First Capital as of, the date of the opinion. In connection with rendering its opinion, First Capital performed a variety of financial analyses. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. Moreover, the evaluation of the fairness, from a financial point of view, of the purchase price to the holders of Global Bancorp common stock was to some extent subjective based on the experience and judgment of First Capital and not merely the result of mathematical analysis of financial data. Accordingly, notwithstanding the separate factors summarized below, First Capital believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by First Capital, without considering all analyses and factors, could create an incomplete view of the evaluation process underlying its opinion. The ranges of valuations resulting from any particular analysis described below should not be taken to be First Capital's view of the actual value of Global Bancorp. In performing its analyses, First Capital made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond the control of Global Bancorp. The analyses performed by First Capital are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold. In addition, First

Capital's analyses should not be viewed as determinative of the opinion of the Global Bancorp board or Global Bancorp's management with respect to the value of Global Bancorp.

         The following is a summary of the analyses performed by First Capital in connection with its opinion:

Analysis of Selected Transactions.

         First Capital performed an analysis of premiums paid in selected pending or recently completed acquisitions of thrift organizations with comparable characteristics to the merger. The comparable transactions were comprised to reflect transactions where the seller possessed similar asset size and form of consideration. The comparable transactions specifically consisted of 27 mergers and acquisitions of thrift organizations from January 1, 1998 to June 28, 1999, with seller's total assets ranging from $80 million to $200 million. Based on the closing stock price of Humboldt Bancorp common stock on July 7, 1999, and Global Bancorp's financial data as of March 31, 1999, the analysis yielded ratios of the transactions' purchase price as a multiple of:

         (i) equity ranging from 0.70 times to 2.79 times with an average of 1.73 times and a median of 1.64 times (compared with Global Bancorp's proposed transaction with Humboldt Bancorp of 1.46 times March 31, 1999, book value);

         (ii) tangible equity ranging from 0.82 times to 2.85 times with an average of 1.77 times and a median of 1.65 times (compared with Global Bancorp's proposed transaction with Humboldt Bancorp of 1.46 times March 31, 1999, tangible book value);

         (iii)    trailing last 12 months' earnings ranging from 13.22 times to
                  32.39 times with an average of 21.48 times and a median of
                  20.21 times (compared with Global Bancorp's proposed transaction with Humboldt Bancorp of 13.75 times March 31,
                  1999); and

         (iv) sellers' average and median equity-to-asset ratio of 10.21% and 7.85%, respectively, compared to 9.09% for Global Bancorp.

Discounted Cash Flow Analysis.

         Using discounted cash flow analysis, First Capital estimated the present value of the future stream of after-tax cash flow that Global Bancorp could produce through the year 2003, under various circumstances, assuming that Global Bancorp performed in accordance with the earnings/return projections of management. First Capital utilized two separate terminal values for Global Bancorp at the end of the period by applying multiples of earnings ranging from 18 times to 20 times and multiples of book ranging from 1.25 times to 2.25 times. First Capital then discounted the cash flow streams, dividends paid to the shareholders (assuming all earnings in excess of that required to maintain the current tangible equity to tangible asset ratio are paid out in dividends) and terminal values using discount rates ranging from 14.0% to 18.0% chosen to reflect different assumptions regarding the required rates of return for Global Bancorp and the inherent risk surrounding the underlying projections. This discounted cash flow analysis indicated a range of $20.24 per share to $25.68 per share utilizing multiples of earnings as residual values and $12.66 per share to $22.83 per share utilizing multiples of book value. This compares favorably to the consideration to be paid to Global Bancorp shareholders of: (i) $23.35 per share of Global Bancorp common stock, based on a closing price of $14.00 per share of Humboldt Bancorp common stock on the date of announcement, June 22, 1999; and (ii) $23.35 per share of Global Bancorp common stock, based on a closing price of $14.00 per share of Humboldt Bancorp common stock on July 7, 1999.

Comparable Company Analysis.

         First Capital compared selected balance sheet data, asset quality, capitalization and profitability ratios and market statistics using financial data at or for the twelve months ended March 31, 1999, and market data as of July

7, 1999, for Humboldt Bancorp to a group of selected bank holding companies which First Capital deemed to be relevant, including Sierra West Bancorp, Central Coast Bancorp, SGV Bancorp, Inc., Monterey Bay Bancorp, Inc., Redwood Empire Bancorp, Civic Bancorp, Bank of the Sierra, North County Bancorp, and Coast Bancorp, all being bank holding companies with assets between $200 million and $1 billion (collectively, the "Comparable Composite"). This comparison, among other things, showed that:

         (i) Humboldt Bancorp's equity-to-asset ratio was 8.80%, compared to an average of 9.49% and a median of 9.54% for the Comparable Composite;

         (ii) for the twelve month period ended March 31, 1999, Humboldt Bancorp's return on average assets was 1.21%, compared to an average of 1.40% and a median of 1.30% for the Comparable Composite;

         (iii) for the twelve month period ended March 31, 1999, Humboldt Bancorp's return on average equity was 13.94%, compared to an average of 14.61% and a median of 13.49% for the Comparable Composite;

         (iv) at March 31, 1999, Humboldt Bancorp's non performing loans to gross loans ratio was 0.62%, compared to an average of 0.79% and a median of 0.51% for the Comparable Composite;

         (v) at July 7, 1999, Humboldt Bancorp's price per share to book value per share at March 31, 1999, was 2.17 times, compared to an average of 2.18 times and median of 1.94 times for the Comparable Composite;

         (vi) at July 7, 1999, Humboldt Bancorp's price per share to earnings per share at March 31, 1999, was 15.91 times, compared to an average of 16.08 times and median of 15.91 times for the Comparable Composite; and

         (vii) at July 7, 1999, Humboldt Bancorp's dividend yield was 0.00%, compared to an average of 2.01% and a median of 2.03% for the Comparable Composite; approximately half of the comparables do not give dividends to shareholders, and they were excluded from the average and median.

         First Capital also compared selected stock market results of Humboldt Bancorp to the publicly available corresponding data of other composites which First Capital deemed to be relevant, including Philadelphia KBW Bank Index, Nasdaq Bank Index of publicly traded banks and the S&P 500. Results from indexing the S&P 500, Philadelphia KBW Bank Index, the Nasdaq Bank Index of publicly traded banks, and Humboldt Bancorp's stock from January 1, 1999, to July 7, 1999, revealed similar relationships in pricing movements. No company or transaction used in the comparable company and comparable transaction analyses is identical to Global Bancorp or the merger. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of Global Bancorp and other factors that could affect the public trading value of the companies to which they are being compared. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using comparable transaction data or comparable company data.

                 MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

Introduction

         The following discussion describes the material U.S. federal income tax consequences of the merger to shareholders of Global Bancorp and to Humboldt Bancorp. This discussion is based on the Internal Revenue Code, Treasury Department Regulations, published positions of the Internal Revenue Service ("IRS"), and court decisions now in effect, all of which are subject to change, possibly with retroactive effect. Additionally, this discussion is based on factual representations made by Humboldt Bancorp and Global Bancorp.

         This discussion is general in nature, and it may not apply to some Global Bancorp shareholders. In particular, this discussion pertains only to those of you Global Bancorp shareholders who hold your Global Bancorp stock as a "capital asset" (generally property held for investment) and who report your income and deductions for U.S. federal income tax purposes on the cash (as opposed to an accrual) basis. Also, this discussion does not explain all aspects of U.S. federal income taxation that may be relevant to you because of your personal investment circumstances or because you are subject to special provisions of U.S. federal income tax law, such as those applicable to foreign persons, life insurance companies, or tax-exempt organizations. Furthermore, this discussion does not address at all the following topics that may be of concern to you:

         -    State, local or foreign tax laws;

         -    Estate and gift tax considerations;

         - Tax consequences to Global Bancorp shareholders who received their Global Bancorp stock through stock options or otherwise as compensation.

         Since this discussion may not apply to all Global Bancorp shareholders and may not address all topics that are relevant to any particular shareholder, each of you should consult your own tax advisor as to the specific tax consequences of the merger to you because of your particular circumstances.

Material Consequences to Global Bancorp Shareholders

         Taxability of the Merger. Your receipt of cash and a certificate of interest representing a share of the escrow merger price in exchange for your stock pursuant to the merger (or your receipt of cash pursuant to your exercise of dissenters' rights) will be a taxable exchange for U.S. federal income tax purposes, and you will have to report capital gain (or loss) on the exchange. In general, gain (or loss) is measured by the extent to which the amount of cash plus the fair market value of all other property you receive is greater (or less) than your tax basis in the Global Bancorp stock that you surrender.

         Unless you elect otherwise, you must report gain or loss from your receipt of cash and stock pursuant to the merger under the "installment method," which will now be described. Following this description is a discussion of how to elect out of the installment method and the tax consequences of doing so.

         Installment Method of Reporting of Gain or Loss

         In General. Under the installment method, you must allocate your stock basis, in equal annual increments, to the years in which you may receive payments of either cash or stock. Pursuant to the merger, you will receive cash in 2000 and may receive cash and/or Humboldt Bancorp stock in 2001 or 2002. Accordingly, pursuant to the merger, you will or may receive payments in each of three years. Thus, you must allocate thirty-three and one-third percent (33 1/3%) of your Global Bancorp stock basis to each of the years 2000, 2001, and 2002.

         If the amount of cash you receive in 2000, less the amount treated as interest for U.S. federal income tax purposes for that year (as discussed below), is greater than the basis allocated to that year, you must report the excess as capital gain. If the amount of cash you receive in 2000, less the amount treated as interest (as discussed below), is less than the basis in your Global Bancorp stock, you will have incurred a loss in 2000. However, you will not be permitted to report that loss for 2000. Rather, you must defer that loss and take it into account in 2001 or 2002, as explained below.

         The tax consequences of the merger for 2001 and 2002 will depend on whether the escrow merger price is paid in 2001 or 2002. The escrow merger price is scheduled to be paid in 2002 but, in some circumstances, can be accelerated into 2001. The next two paragraphs describe the tax consequences for 2001 and 2002 if the escrow merger price is not paid until 2002, and the following paragraph describes the tax consequences for 2001 if the escrow merger price is paid in 2001.

         Escrow Merger Price Not Accelerated. If the amount of cash that you receive in 2001, less the amount treated as interest for U.S. federal income tax purposes for that year (as discussed below), is greater than the basis in your Global Bancorp stock allocated to that year, you must report the excess as capital gain for that year. However, you may reduce this amount of capital gain (but not below zero) by the amount of any capital loss that you incurred but did not report with respect to your Global Bancorp stock for the year 2000. If the amount of cash that you receive in 2001, less the amount treated as interest (as discussed below), is less than the basis in your Global Bancorp stock allocated to that year, you will have incurred a loss in that year. However, you will not be permitted to report that loss for 2001. Rather, you must defer that loss and take it into account in 2002, as explained in the next paragraph.

         If the amount of cash plus the fair market value of Humboldt Bancorp common stock that you receive in 2002, less the part of that sum that is treated as interest for U.S. federal income tax purposes (as discussed below), is greater than the basis in your Global Bancorp stock allocated to 2002, you must report the excess as capital gain for 2002. However you may reduce the amount of capital gain that you report for 2002 by the amount of any capital loss that you incurred but did not report (or use to reduce capital gain as described above) for 2000 and 2001. If the amount of cash plus the fair market value of Humboldt Bancorp common stock that you receive in 2002, less any amount treated as interest, is less than the basis allocated to 2002, you may report the difference as a capital loss for 2002 (subject to the general limits on deducting capital losses discussed below). Also, you may increase the amount of any capital loss for 2002 by any capital loss incurred but not reported (or used to reduce capital gain as described above) for 2000 and 2001 and report the total amount (again subject to general limitations on deducting capital losses).

         Escrow Merger Price Accelerated into 2001. If the amount of cash plus the fair market value of Humboldt Bancorp common stock that you receive in 2001, less the part of that sum that is treated as interest (as discussed below), is greater than the basis in your Global Bancorp stock allocated to 2001 and 2002 combined, you must report the excess as capital gain for 2001. However, you may reduce the amount of capital gain that you report for 2001 by the amount of any capital loss that you incurred but did not report with respect to your Global Bancorp stock for 2000. If the amount of cash plus the fair market value of Humboldt Bancorp common stock that you receive in 2001, less any amount treated as interest, is less than the basis allocated to 2001 and 2002 combined, you may report the difference as a capital loss for 2001 (subject to the general limits on deducting capital losses discussed below). Also, you may increase the amount of any capital loss for 2001 by any capital loss incurred but not reported for 2000 and report the total amount (subject to the general limitations on deducting capital losses).

         Amounts Treated As Interest. Of the total amount of each payment that you receive in 2000 through 2002 (including the payments labeled as "interest" received in 2000 and 2001 and the fair market value of the Humboldt Bancorp common stock received in 2001 or 2002), a part will be characterized as interest for U.S. federal income tax purposes. Humboldt Bancorp will inform you of the amount that you will need to treat as interest for each year. This amount will be determined by discounting the payment you receive by a discount rate published by the IRS, and this calculation will determine the amount of interest for U.S. federal income tax purposes, irrespective of any other characterizations of the payments that you receive. You will be required to report the amount determined by Humboldt Bancorp as interest income, and you will be taxed on that amount at ordinary income rates. The amount of the payment that is not characterized as interest will be treated as the amount you receive for your Global Bancorp stock, the tax consequences of which are described in the preceding paragraphs.

         Limitations on Capital Losses. If you are an individual and incur a capital loss in the year in which the escrow merger price is paid (taking into account any losses incurred yet not reportable in a prior year), you will be able to deduct that loss only to the extent of any net capital gains on other transactions that you report for the year of that payment plus $3,000 ($1,500 if you are a married individual filing a separate return). If you cannot deduct a portion of the capital loss for that year because of the $3,000 limitation, you can deduct it for a later year to the extent that you do not exceed the limitation for that year. If you are a corporation, you may deduct a capital loss only to the extent of capital gains. However, a corporation generally may use a net capital loss for a year to offset capital gains for the three years preceding or the five years following the year of the net capital loss.

         Special Rules For Holders of Large Amounts of Global Bancorp Stock. In some circumstances, the recipient of an installment obligation, such as the certificate of interest, is subject to an interest charge on the deferral of tax payments that occurs under the installment method. If, in exchange for your Global Bancorp stock, you might receive total payments of over $150,000 and if, at the end of 2000, you (and related businesses and entities) might have over $5 million in total installment receivables that arose in 2000 from sales or dispositions of property and that are still outstanding, you should consult your tax advisor regarding your potential liability for such an interest charge.

         Also, if, in exchange for your Global Bancorp stock, you receive more than $150,000, and you either use your certificate of interest to secure a debt or have a right to use your certificate of interest to pay a debt, you might be required to treat the amount of the debt as additional cash that you received for your Global Bancorp stock. Therefore, if you might receive over $150,000 and you might use your certificate of interest as security for debt or might have a right to use it to pay debt, you should consult your tax advisor regarding the application of this rule to your particular situation.

         Alternate Method of Installment Reporting

         Treasury Department Regulations allow you to use a method of recovering your basis in your Global Bancorp stock that is more advantageous than the thirty-three and one-third percent (33 1/3%) basis-recovery method discussed above if you can demonstrate to the IRS, before the due date of your 2000 tax return (including extensions), that the recovery method discussed above will substantially and inappropriately increase your tax liability. In order to make this demonstration, you must file a request for a private letter ruling from the IRS authorizing you to use an alternative method of basis recovery. You will probably have to pay a fee in order to request a private letter ruling. You should consult your tax advisor to determine whether you should apply for a private letter ruling for this purpose.

         Election Out of Installment Reporting

         Under the installment method of reporting, you will normally be able to use only thirty-three and one-third percent (33 1/3%) of your basis against the cash that you receive in 2000, even though these payments could well constitute most of the total payments that you will receive. Also, if you are an individual, any capital loss that you incur in 2000 under this method cannot be used to offset capital gain for 2000. Therefore, you may wish to consider "electing out of" the installment method. To elect out of the installment method, you should report the total amount of your gain (or loss) from the merger on a timely filed 2000 U.S. federal income tax return (including extensions). The total amount of gain (or loss, if negative) will be equal to the amount of cash that you receive at the time of the merger in 2000, plus the fair market value (at the time of the merger) of your certificate of interest, and minus your total basis in your Global Bancorp stock.

         If you elect out of the installment method and report the total amount of gain or loss from the merger for 2000, your certificate of interest will be treated for U.S. federal income tax purposes as a separate asset--an installment obligation--that you own. Your basis in this installment obligation will be equal to the fair market value (at the time of the merger) of your certificate of interest, which is the amount you will have used to compute your gain or loss from the merger for 2000.

         When you receive a payment pursuant to the certificate of interest in 2000 and 2001 other than the escrow merger price, part of the payment will be treated as a recovery of basis in the certificate of interest and part of the payment will be treated as interest income. Humboldt Bancorp will inform you of the amount of the payment that will be characterized as interest, which it will determine by discounting the total payment by a discount rate published by the IRS. This calculation will determine the amount of interest for U.S. federal income tax purposes, irrespective of any other characterizations of the payments that you receive. You will be required to report the amount determined by Humboldt Bancorp as interest income, and you will be taxed on it at ordinary income rates. You will reduce your basis in the certificate of interest (but not below zero) by the part of the payment that is not characterized as interest. If the payments that are not characterized as interest exceed your basis in the certificate of interest, you must report the excess as capital gain.

         Your exchange of your certificate of interest in 2001or 2002 for cash and/or Humboldt Bancorp common stock will be treated for tax purposes as a sale of the certificate of interest. However, a portion of the payment--the amount of cash plus the fair market value of any Humboldt Bancorp common stock--that you receive will constitute interest income. Humboldt Bancorp will inform you of the amount of the payment that will be characterized as interest, which it will determine by discounting the total payment by a discount rate published by the IRS. You will be required to report that amount as interest income, and you will be taxed on it at ordinary income rates. You will treat the part of the payment that is not characterized as interest as an amount received in exchange for your certificate of interest. If this amount exceeds your basis in the certificate of interest (which is adjusted in 2000 and 2001 as described in the preceding paragraph), you will report the excess as capital gain. If the part of the payment not characterized as interest is less than your adjusted basis in the certificate of interest, you may report the difference as a capital loss (subject to the general limitations on capital losses discussed above). You should consult with your tax advisor regarding whether you should elect out of the installment method of reporting for the merger.

         Dissenting Shareholders

         If you exercise your state law dissenters' rights, you will have to report capital gain or loss equal to the difference between the amount of cash that you receive pursuant to the exercise of these rights and your basis in your Global Bancorp stock.

Material Consequences to Humboldt Bancorp

         After the completion of the merger, Humboldt Bancorp will own all of the assets of Global Bancorp, and Humboldt Bancorp will have assumed all of the liabilities of Global Bancorp. The acquisition of Global Bancorp by Humboldt Bancorp and the subsequent liquidation of Global Bancorp will be treated as a tax-free transaction for U.S. federal income tax purposes. Accordingly, Humboldt Bancorp will have no taxable gain or loss when it receives all the assets and liabilities of Global Bancorp. Nor will there be any taxable gain or loss to Global Bancorp when Global Bancorp distributes all of its assets and liabilities to Humboldt Bancorp pursuant to the merger.

         Humboldt Bancorp will have the same tax basis in the assets of Global Bancorp as Global Bancorp had in its assets immediately prior to the merger. Also, Humboldt Bancorp's holding period for those assets upon the completion of the merger will include the period during which the assets were held by Global Bancorp. Humboldt Bancorp's tax basis in the assets of Global Bancorp will not reflect the amount paid to Global Bancorp shareholders for their Global Bancorp stock.

                RIGHTS OF DISSENTING GLOBAL BANCORP SHAREHOLDERS

         If you vote against the merger or abstain from voting, you are entitled to dissenters' rights under Chapter 13 of the California General Corporation Law ("Chapter 13"). Chapter 13 is reprinted in Appendix C to this document which is incorporated by reference.

         The following discussion is a summary and not a complete statement of the law relating to dissenters' rights. You should review Appendix C carefully if you wish to exercise your dissenters' rights or you wish to preserve your right to do so. Failure to comply with the procedures in Chapter 13 will result in the loss of your dissenters' rights. Also, if you have a beneficial interest in shares of Global Bancorp common stock held of record in the name of another person, like a broker or nominee, and you wish to exercise your dissenter's rights, you should act promptly to cause the shareholder of record to follow the steps summarized below.

         If the merger is completed, Global Bancorp shareholders who elect to exercise their dissenters' rights and who properly and timely perfect their rights will be entitled to receive the "fair market value," in cash, of their shares. Under California law fair market value will be determined as of June 23, 1999, the day before the first announcement of the terms of the merger, and will exclude any appreciation in the shares caused by the merger. See "Market Prices."

         If the merger agreement is approved at the Global Bancorp Meeting, Global Bancorp will within 10 days of the approval mail a notice to the holders of record of shares of Global Bancorp common stock who did not vote in favor of the merger or abstained from voting. A holder of Global Bancorp common stock who votes in favor of the merger agreement or who executes and returns a proxy with no voting instructions indicated will lose any dissenters' rights with respect to those shares.

         The notice will set forth the fair market value price of the dissenting shares as determined by Global Bancorp. The notice constitutes an offer by Global Bancorp to purchase any dissenting shares from the dissenting shareholders at the price stated.

         The notice will also briefly describe the procedures to be followed by dissenting shareholders to pursue their dissenters' rights. Within 30 days after the mailing date of the notice, shareholders who wish to assert dissenters' rights must do the following:

         - The dissenting shareholders must provide written demand upon Global Bancorp to pay the price stated in the notice. The written demand must state the number of Global Bancorp shares held and the number of shares which the dissenting shareholder demands Global Bancorp purchase for cash and a statement of the amount which the dissenting shareholder claims to be the fair market value of the dissenting shares as of the day before the announcement of the proposed merger. That statement will constitute an offer by the dissenting shareholder to sell the dissenting shares to Global Bancorp at that price.

         - The dissenting shareholder must submit share certificate(s) representing the dissenting shares to Global Bancorp at Global Bancorp's principal office. Global Bancorp will stamp or endorse the certificate(s) with a statement that the shares are dissenting shares or exchange the shareholder's certificates for certificates of appropriate denomination so stamped or endorsed. If the price contained in the notice is acceptable to the dissenting shareholder, the dissenting shareholder may demand the same price. This would constitute an acceptance of the offer by Global Bancorp to purchase the dissenting shareholder's stock at the price stated in the notice.

The demand by holders of Global Bancorp common stock and shares certificates should be sent to Global Bancorp, 1424 Second Street, Napa, California 94559,
Attention: Mr. Robert F. Kelly, President.

         If Global Bancorp and a dissenting shareholder agree on the price for the dissenting shares, Global Bancorp must by law pay the agreed price, together with interest at the legal rate on judgments from the date of the agreement between Global Bancorp and the dissenting shareholder, to the dissenting shareholder within the later of (i) 30 days after the agreement, or (ii) 30 days after any completion of any conditions to the merger. However, California law places some restrictions on Global Bancorp's ability to repurchase its outstanding shares. Also, Humboldt Bancorp may withhold payment until the dissenting shareholder surrenders the certificates for the dissenting shares.

         If Global Bancorp and a dissenting shareholder fail to agree on the price for the dissenting shares or disagree as to whether the dissenting shareholder's shares are dissenting shares, the holder may, within 6 months after the notice is mailed, file a complaint in court to determine the price, or may intervene in any pending action brought by any other dissenting shareholder.

         In addition, a Global Bancorp shareholder may vote in favor of the merger agreement as to part of his or her shares without jeopardizing the dissenting status of those shares not voted in favor of the merger agreement. However, a Global Bancorp shareholder should clearly specify the number of Global Bancorp shares not voted in favor of the merger agreement.

         Dissenting shares may lose their status as dissenting shares, and the holders will lose any right to demand payment, if any of the following takes place:

         - the merger is abandoned. In this event, Global Bancorp will pay on demand to any dissenting shareholder who began proceedings in good faith under Chapter 13 all necessary expenses and reasonable attorneys' fees incurred in those proceedings;

         - the shares are transferred before being submitted for endorsement or are surrendered for conversion into shares of another class;

         - the dissenting shareholder and Global Bancorp do not agree upon the status of the dissenting shares or on the price of the dissenting shares, but the dissenting shareholder fails to file suit against Global Bancorp, or to intervene in a pending action within six months following the date on which the notice was mailed to the shareholder; or

         - the dissenting shareholder withdraws his or her demand for the purchase of the dissenting shares with the consent of Global Bancorp.

                      COMPARISON OF SHAREHOLDER RIGHTS AND
                         HUMBOLDT BANCORP CAPITAL STOCK

         The following is a summary of the material differences between the current rights of shareholders of Global Bancorp and those of Humboldt Bancorp shareholders following the merger and a description of Humboldt Bancorp's common stock. This description is qualified in its entirety by reference to the California General Corporation Law, Humboldt Bancorp's Articles of Incorporation and Bylaws, and Global Bancorp's Articles of Incorporation and Bylaws. Copies of Humboldt Bancorp's Articles and Bylaws will be sent to you upon a request made to the corporate secretary. Please refer to "Where You Can Find More Information" on page 136.

         The Articles of Incorporation and Bylaws of Humboldt Bancorp will continue as the Articles of Incorporation and Bylaws of Global Bancorp following the merger. The authorized capital stock of Humboldt Bancorp following the merger will consist of 50,000,000 shares of common stock. The rights, preferences and privileges of Humboldt Bancorp common stock following the merger will be the same as those described below for Humboldt Bancorp common stock.

Organization - Governing Law

         Humboldt Bancorp and Global Bancorp are both corporations organized under the laws of the State of California. Each is governed by the General Corporation Law, its Articles of Incorporation filed with the California Secretary of State, and by its Bylaws.

Authorized Stock

         Global Bancorp's Articles of Incorporation authorize the issuance of 2,000,000 shares of common stock, no par value, and 600,000 shares of Global Bancorp's preferred stock, no par value. At record date, 699,100 shares of Global Bancorp's common stock were issued and outstanding, and no shares of Global Bancorp's preferred stock were outstanding.

         Humboldt Bancorp's Articles of Incorporation authorize the issuance of 50,000,000 shares of common stock, no par value. As of December 31, 1999, 4,776,095 shares of Humboldt Bancorp's common stock are issued and outstanding.

Board of Directors; Number of Directors

         Global Bancorp's Bylaws currently provide that the number of directors of Global Bancorp will not be less than four nor more than seven. There are currently five directors.

         Humboldt Bancorp's Bylaws provide for a range of directors from a stated minimum of 8 to a stated maximum of 15, with the exact number currently fixed at 13.

Term of Directors

         The Articles of Incorporation of both Global Bancorp and Humboldt Bancorp provide for one year terms for all directors, with annual election.

Election of Directors; Nomination of Directors; Voting Rights

         Holders of common stock of Global Bancorp and Humboldt Bancorp are entitled to one vote, in person or by proxy, for each share of common stock held of record in the shareholder's name, on any matter submitted to the vote of the shareholders, except that in connection with the election of directors, the shares may be voted cumulatively.

         The bylaws of Humboldt Bancorp require a shareholder who intends to nominate a candidate for election to the board of directors to give not less than 21 business days' advance notice to the secretary of Humboldt Bancorp. A shareholder wishing to nominate any person for election as a director must provide Humboldt Bancorp with information concerning the nominee and the proposing shareholder.

Amendment of Articles or Bylaws

         An amendment to the Articles of Incorporation of Global Bancorp and Humboldt Bancorp must be approved by a majority of the board of directors and by the shareholders owning a majority of the outstanding shares of common stock. The bylaws of either may be amended by a majority of the board of directors, except that the number of directors specified in its Bylaws may be changed only with the approval of the shareholders.

Majority Voting Requirements

         For all actions requiring shareholder consent, such as a merger or sale of the bank or an amendment to the Articles of Incorporation, both Global Bancorp and Humboldt Bancorp require approval of a simple majority of shareholders only.

Other Rights

         Each share of Global Bancorp common stock has the same rights, privileges and preferences as every other share and will share equally in Global Bancorp's net assets upon liquidation or dissolution. Global Bancorp's common stock has no conversion or redemption rights or sinking fund provisions. Holders of Global Bancorp common stock do not have preemptive rights to subscribe to additional stock issued by Global Bancorp.

         The holders of Humboldt Bancorp common stock have no preemptive or other subscription rights and there are no redemption, sinking fund or conversion privileges applicable thereto. Upon Humboldt Bancorp's liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities.

Indemnification

         Under the General Corporation Law, a corporation has the power to indemnify present and former directors, officers, employees and agents against expenses, judgments, fines and settlements if that person acted in good faith and in a manner the person reasonably believed to be in the best interests of the corporation and, in the case of a criminal proceeding, had no reasonable cause to believe the conduct of the person was unlawful. A corporation also has the power to indemnify a person who is a party to any action by or in the right of the corporation, against expenses actually and reasonably incurred by that person in connection with the defense or settlement of the action if the person acted in good faith and in a manner the person believed to be in the best interests of the corporation and its shareholders.

         The indemnification authorized by the General Corporation Law is not exclusive, and a corporation may grant its directors, officers, employees or other agents additional rights to indemnification. The Articles and Bylaws of both Global Bancorp and Humboldt Bancorp provide that each shall indemnify its officers and directors to the fullest extent permitted under California law.

Humboldt Bancorp Capital Stock Description

         Holders of Humboldt Bancorp common stock are entitled to dividends when, as and if declared by Humboldt Bancorp's board of directors out of funds legally available therefor (and after satisfaction of any prior rights of holders of outstanding preferred stock) subject to restrictions on payment of dividends imposed by the California Corporations Code and other applicable regulatory limitations. See "Dividend Policy." No preferred stock is authorized in the Humboldt Bancorp Articles. Options for Humboldt Bancorp Stock are outstanding. See "Humboldt Bancorp Executive Compensation -- Summary Compensation."

                                  MARKET PRICES

         Subject to the close of our concurrent public offering, Humboldt Bancorp's common stock has been approved for listing on the NASDAQ National Market under the symbol HBEK. Currently, Humboldt Bancorp's common stock is quoted on the OTC Bulletin Board as disclosed below.

         We have been informed by market makers of the high and low bid price for our common stock during the last two fiscal years and for the first nine months of the current fiscal year as follows. No assurances can be given, however, that these high and low bid prices reflected the actual market value of our common stock. The high and low bids have been adjusted to give effect to all stock dividends and splits. In addition, the prices indicated reflect inter-dealer prices, without retail mark-up, mark down or commission and may not represent actual transactions.

                                        NUMBER OF
        YEAR           QUARTER           TRADES        HIGH BID       LOW BID
       -1997-       First Quarter           5           $ 8.35        $ 7.70
                    Second Quarter          8           $10.55        $ 8.35
                    Third Quarter          23           $11.25        $10.00
                    Fourth Quarter         15           $11.35        $10.55

       -1998-       First Quarter          15           $11.45        $10.20
                    Second Quarter         18           $11.80        $ 9.10

                    Third Quarter           7           $11.35        $ 9.80
                    Fourth Quarter         16           $11.25        $ 8.75

       -1999-       First Quarter          16           $10.80        $ 8.75
                    Second Quarter         19           $11.60        $ 8.75
                    Third Quarter          29           $14.65        $10.90
                    Fourth Quarter         31           $14.90        $11.35

         As of December 31, 1999, our shares of common stock were held by approximately 680 shareholders, not including those held in street name by several brokerage firms. As of December 31, 1999, a total of 1,053,786 shares of our common stock underlie outstanding options and warrants as adjusted to reflect a 10% stock dividend on February 7, 2000.

         We distributed a 10% stock dividend on the common stock on May 30, 1996, 1997, 1998, and February 7, 2000. In addition, effective June 30, 1999, we completed a 5-for-2 stock split. We have never declared a cash dividend on the common stock. Payment of future dividends is at the discretion of our board of directors, subject to a number of factors, including our results of operations, general business conditions, capital requirements, general financial condition, and other factors deemed relevant by our board of directors.

Market for Global Bancorp Common Stock; Stock Price and Dividend Information

         No broker makes a market and there have been very few trades in Global Bancorp common stock. The trades that have occurred cannot be characterized as amounting to an established public trading market. Global Bancorp common stock is traded by individuals on a personal basis and trades are not quoted on the over-the-counter market. A small number of trades have been reported to Global Bancorp which acts as its own transfer agent. Global Bancorp's management is unaware of the prices of such trades.

         As of December 31, 1999, there were approximately 96 shareholders of record of Global Bancorp common stock.

         Global Bancorp pays a quarterly dividend of $0.10 per share. Total dividends in 1999, 1998, 1997, and 1996 were $0.37, $0.38, $0.40 and $0.21.

                         PRO FORMA FINANCIAL STATEMENTS

         This document contains in addition to historical information, "forward-looking statements." These statements are based on management's beliefs and assumptions, and on information currently available to management. Forward-looking statements include statements in which words such as "expect," anticipate," "intend," "plan," "believe," "estimate," "consider," or similar expressions are used. Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions, including those described below. Many of the factors that will determine results are beyond our ability to control or predict. You are cautioned not to put undue reliance on any forward-looking statements. Therefore, the information set forth in this document should be carefully considered when evaluating the business prospects of Humboldt Bancorp and Global Bancorp on an individual and consolidated basis.

         We will account for the merger using the purchase method of accounting. The purchase method accounts for a business combination such as the merger as the acquisition of one business by another. We will record at its cost the acquired assets of Global Bancorp and Capital Thrift less the liabilities assumed. The difference between the cost of the acquisition and the fair value of the net assets acquired will be recorded as goodwill. The reported income of Humboldt Bancorp will include the operations of Global Bancorp and Capitol Thrift after acquisition, based on the cost to Humboldt Bancorp.

         The purchase price to acquire Global Bancorp will consist of a cash payment of approximately $11.8 million due at the merger date and a contingent payment in the form of a Humboldt Bancorp promissory note of approximately $4.7 million due on January 30, 2002, or 60 days from the occurrence of a material adverse effect with respect to Humboldt Bancorp, but in no event earlier than January 31, 2001. The amount of the note may be decreased or increased based on events identified in the merger agreement. Since the amount to be paid is contingent upon future events, the Humboldt Bancorp note will not be recorded as part of the purchase price until the contingencies are resolved and the consideration paid. As a result, the fair value of the net assets acquired exceeds the recorded purchase price in the following pro forma financial statements. Accordingly, the cost of non-current assets acquired are adjusted downward to zero and the excess is recorded as a deferred credit for negative goodwill. When the consideration is paid, the additional cost will first be applied against the deferred credit for negative goodwill with the excess, if any, used to restore premises and equipment to fair value. The remaining excess, if any, will be recorded as goodwill.

         The Statement of Income tables that follow contain information which is calculated by using "weighted average shares." The weighted average shares calculation takes into consideration both the number of shares outstanding and common share equivalents and the length of time the shares and equivalents were outstanding during the period. The weighted average shares calculation is then used to calculate basic and diluted earnings per share. At the election of Global Bancorp stockholders, up to $2,000,000 of the contingent payment under the Humboldt Bancorp promissory note may be paid in Humboldt Bancorp common stock. The number of shares issued under this provision, if any, will reduce Humboldt Bancorp's basic and fully diluted earnings per share. However, because Global Bancorp stockholders may not make this effective until January 30, 2002, any shares that may be received by the election have not been included in the calculation. Further, the following calculations take into consideration a 10% stock dividend payable on February 7, 2000.

         The following pro forma financial information combines the historical financial information of Humboldt Bancorp and Global Bancorp as if the foregoing merger and the CalFed branch acquisitions had occurred at the beginning of each period presented under the assumptions and adjustments in the accompanying notes to the pro forma financial information. The pro forma financial information does not take into consideration operational efficiencies or additional expenses that might have occurred as a result of combining the institutions. The following tables show the pro forma consolidated condensed balance sheets of Humboldt Bancorp following the foregoing transactions as of September 30, 1999, and pro forma consolidated condensed income statements of Humboldt Bancorp following the foregoing transactions for the nine-month period ended September 30, 1999 and the year ended December 31, 1998.

         The pro forma financial information further assumes the issuance of 320,000 shares at $12.50 per share as a result of the minimum subscription for the public offering. Our pro forma financial information is not necessarily indicative of the financial position or results of operations of Humboldt Bancorp following the transactions as it may be in the future or as it might have been had the transactions been affected on the assumed dates.

         The pro forma financial information should be read in conjunction with the historical financial statements of Humboldt Bancorp and Global Bancorp and the notes related thereto, presented elsewhere in this document.

                      PRO FORMA CONSOLIDATED BALANCE SHEET
                               SEPTEMBER 30, 1999
                                   (Unaudited)

                                              Historical
                                         Humboldt     Global       As        Pro Forma          Pro Forma
(Dollars in Thousands)                   Bancorp     Bancorp     Adjusted    Adjustments        As Adjusted
                                         -------     -------     --------    -----------        -----------
ASSETS

  Cash and due from banks                $ 25,421    $    248    $            $                   $ 25,669
  Federal funds sold                       56,145       8,001      4,000B      (11,080)A(1)         63,176
                                                                   6,110C

  Investment securities available-
    for-sale                              106,210       6,448                                      112,658
  Loans and leases, net of allowance
    for loan and lease losses and
    unearned income                       203,098      98,284                    3,500 A(3)        304,882

  Premises and equipment, net               9,421         622                     (622)A(4)          9,421
  Accrued interest and other assets        18,872       4,057         45F       (1,184)A(4)         21,790
                                         --------    --------    -------      --------            --------
     TOTAL ASSETS                        $419,167    $117,660    $10,155      $ (9,386)           $537,596
                                         ========    ========    =======      ========            ========

LIABILITIES

  Deposits

     Non-interest-bearing                $118,267    $     --    $            $                   $118,267
     Interest-bearing                     257,548     105,287                                      362,835
                                         --------    --------                                     --------
       Total deposits                     375,815     105,287                                      481,102
  Accrued interest and other liabilities    5,898         593         45F        2,394 A(4)          8,930
  Borrowed Funds                            4,638          --      6,110C                           10,748
                                         --------    --------    -------      --------            --------
    Total liabilities                     386,351     105,880      6,155         2,394             500,780

STOCKHOLDERS' EQUITY

  Common Stock                             28,066       8,090      4,000B       (8,090)A(2)         32,066
  Retained earnings                         4,670       3,687                   (3,687)A(2)          4,670
  Accumulated other comprehensive
    income                                     80           3                       (3)A(2)             80
                                         --------    --------    -------      --------            --------
      Total stockholders' equity           32,816      11,780      4,000       (11,780)             36,816
                                         --------    --------    -------      --------            --------
      TOTAL LIABILITIES AND
      STOCKHOLDERS' EQUITY               $419,167    $117,660    $10,155      $ (9,386)           $537,596
                                         ========    ========    =======      ========            ========

                   PRO FORMA CONSOLIDATED STATEMENT OF INCOME
                      NINE MONTHS ENDED SEPTEMBER 30, 1999
                                   (Unaudited)

                                              Historical
                                         --------------------
(Dollars in Thousands                    Humboldt     Global                      Pro Forma       Pro Forma
except per share amounts)                Bancorp      Bancorp     As Adjusted    Adjustments     As Adjusted
                                         -------      -------     -----------    -----------     -----------
INTEREST INCOME
  Interest and fees on loans and
    leases                               $14,136      $8,001        $  (37)D        $(375)A(4)    $  21,725
  Interest on investments                  3,708         722         2,270 E                          6,700
                                         -------      ------        ------          -----         ---------
    Total interest income                 17,844       8,723         2,233           (375)           28,425
                                         -------      ------        ------          -----         ---------
INTEREST EXPENSE

  Interest on deposits                     5,410       4,293         2,287 E                         11,990
  Interest on long-term debt                 225          --           507 C                            732
                                         -------      ------        ------          -----         ---------
    Total interest expense                 5,635       4,293         2,794             --            12,722
                                         -------      ------        ------          -----         ---------
    Net interest income                   12,209       4,430          (561)          (375)           15,703
PROVISION FOR LOAN AND LEASE LOSSES          697         479                           --             1,176
                                         -------      ------        ------          -----         ---------
NET INTEREST INCOME AFTER PROVISION
   FOR LOAN AND LEASE LOSSES              11,512       3,951          (561)          (375)           14,527
                                         -------      ------        ------          -----         ---------
NON-INTEREST INCOME

  Service charges and fees                13,443         455                          120 A(5)       14,018
  Net gain on sale of loans                  349         278                                            627
                                         -------      ------        ------          -----         ---------
     Total non-interest income            13,792         733            --            120            14,645
                                         -------      ------        ------          -----         ---------
NON-INTEREST EXPENSE

  Salaries and employee benefits           8,659       1,522                                         10,181
  Net occupancy and equipment              2,092         361           115 E          (93)A(5)        2,475
  Other expenses                           9,826       1,486           293 E                         11,605
                                                                        17 F
                                         -------      ------        ------          -----         ---------

    Total non-interest expense            20,577       3,369           425            (93)           24,261
                                         -------      ------        ------          -----         ---------
INCOME BEFORE INCOME TAXES                 4,727       1,315          (986)          (162)            4,911
PROVISION FOR INCOME TAXES                 1,537         363          (406)G         (116)E           1,378
                                         -------      ------        ------          -----         ---------
NET INCOME                               $ 3,190      $  952        $ (580)         $ (46)        $   3,533
                                         =======      ======        ======          =====         =========

NET INCOME PER SHARE OF
  COMMON STOCK

  Basic                                                                                           $    0.67
                                                                                                  =========
  Diluted                                                                                         $    0.61
                                                                                                  =========
WEIGHTED AVERAGE COMMON
  SHARES OUTSTANDING

  Basic                                                                                           5,311,000
                                                                                                  =========
  Diluted                                                                                         5,794,000
                                                                                                  =========

                   PRO FORMA CONSOLIDATED STATEMENT OF INCOME
                          YEAR ENDED DECEMBER 31, 1998
                                   (Unaudited)

                                                    Historical
                                             ---------------------
(Dollars in Thousands                        Humboldt      Global            As           Pro Forma         Pro Forma
except per share amounts)                    Bancorp       Bancorp        Adjusted       Adjustments       As Adjusted
                                             -------       -------        --------       -----------       -----------
INTEREST INCOME
  Interest and fees on loans and lease       $18,762       $11,721        $   (49)D         $(500)A(3)     $   29,934
  Interest on investments                      4,742         1,232          3,466 E                             9,440
                                             -------       -------        -------           -----          ----------
    Total interest income                     23,504        12,953          3,417            (500)             39,374
                                             -------       -------        -------           -----          ----------
INTEREST EXPENSE
  Interest on deposits                         7,565         6,843          3,492 E                            17,900
  Interest on long-term debt                     177            --            676 C                               853
                                             -------       -------        -------           -----          ----------
    Total interest expense                     7,742         6,843          4,168              --              18,753
                                             -------       -------        -------           -----          ----------
    Net interest income                       15,762         6,110           (751)           (500)             20,621
PROVISION FOR LOAN AND LEASE LOSSES            2,124           226                                              2,350
                                             -------       -------        -------           -----          ----------
NET INTEREST INCOME AFTER PROVISION
  FOR LOAN AND LEASE LOSSES                   13,638         5,884           (751)           (500)             18,271
                                             -------       -------        -------           -----          ----------
NON-INTEREST INCOME
  Service charges and fees                    11,828           826                            160 A(4)         12,814
  Net gain on sale of loans                      645           476                                              1,121
                                             -------       -------        -------           -----          ----------
     Total non-interest income                12,473         1,302             --             160              13,935
                                             -------       -------        -------           -----          ----------
NON-INTEREST EXPENSE
  Salaries and employee benefits               9,151         2,023                                             11,174
  Net occupancy and equipment                  2,711           440            176 E          (124)A(4)          3,203
  Loss on sale and provision for
    losses on real property held for sale         --         1,224                                              1,224
  Other expenses                               7,716         1,786            447 E                             9,971
                                                                               22 F
                                             -------       -------        -------           -----          ----------
    Total non-interest expense                19,578         5,473            645            (124)             25,572
                                             -------       -------        -------           -----          ----------
INCOME BEFORE INCOME TAXES                     6,533         1,713         (1,396)           (216)              6,634
PROVISION FOR INCOME TAXES                     2,517           658           (574)G          (155)E             2,446
                                             -------       -------        -------           -----          ----------
NET INCOME                                   $ 4,016       $ 1,055        $  (822)          $ (61)         $    4,188
                                             =======       =======        =======           =====          ==========

NET INCOME PER SHARE OF
  COMMON STOCK
  Basic                                                                                                    $     0.81
                                                                                                           ==========
  Diluted                                                                                                  $     0.73
                                                                                                           ==========
WEIGHTED AVERAGE COMMON
  SHARES OUTSTANDING
  Basic                                                                                                     5,197,000
                                                                                                           ==========
  Diluted                                                                                                   5,699,000
                                                                                                           ==========

Notes to Pro Forma Consolidated Financial Statements

A    THE MERGER OF HUMBOLDT BANCORP AND GLOBAL BANCORP.

     Humboldt Bancorp will acquire Global Bancorp's outstanding common stock for approximately $16,500,000 payable in cash and a Humboldt Bancorp promissory note. The merger is treated as a single transaction in the consolidated financial statements. The promissory note is due January 30, 2002, and the amount payable may be decreased or increased based on events identified in the merger agreement. Since the amount to be paid is contingent upon future events, generally accepted accounting principles require that this promissory note be recorded when the contingencies are resolved and the consideration is paid. Accordingly, the purchase accounting adjustments to record the acquisition are summarized below (dollars in thousands):

               Purchase price to be paid in cash at merger date     $ 11,080 (1)
               Less historical net assets acquired                   (11,780)(2)
                                                                    --------
               Discount to allocate                                     (700)
                                                                    ========

               Adjustments to the historical net assets acquired

                     Loans and leases                                $ 3,500 (3)
                     Premises and equipment                             (622)(4)
                     Accrued interest and other asset                 (1,184)(4)
                     Deferred credit for negative goodwill            (2,394)(4)
                                                                    --------
               Allocated discount                                   $   (700)
                                                                    ========

     (1) Cash portion of price to be paid for Global Bancorp as of September 30, 1999, as adjusted pursuant to the terms of the merger agreement.

     (2) Acquisition of all of the outstanding shares of Global Bancorp's common stock results in recording Global Bancorp's assets and liabilities on the books of Humboldt Bancorp and subsidiaries and the elimination of Global Bancorp's stockholders' equity.

     (3) To adjust the carrying value of loans at Global Bancorp to estimated fair value. This amount will be recognized as an adjustment to yield over the estimated life of the related loans. The carrying value of all other assets and liabilities approximates estimated fair value.

     (4) In this Proforma, the fair value of the net assets acquired exceeds the purchase price. Accordingly, the cost of noncurrent assets acquired, in the case of premises and equipment, are adjusted downward to zero and the excess is recorded as a deferred credit for negative goodwill. A deferred tax liability of $1,184,000 is recorded and netted against deferred tax assets as a result of the tax effect of the reduction in premises and equipment and other adjustments. Depreciation expense related to the reduction of premises and equipment to zero has been eliminated from the pro forma statements. The deferred credit for negative goodwill will be amortized using the straight-line method over 15 years. When the contingencies related to the promissory note are resolved and the additional consideration is paid, the additional cost will first be applied against the deferred credit for negative goodwill with the excess, if any, used to restore premises and equipment to fair value. The remaining excess, if any, will be recorded as goodwill and amortized using the straight-line method over 15 years.

B HUMBOLDT BANCORP STOCK OFFERING. In this Proforma, it is assumed the acquisition of Global Bancorp will be consummated concurrent with the sale of a minimum of 320,000 shares of Humboldt Bancorp common stock at a price of $12.50 per share.

C BORROWINGS. Humboldt Bancorp intends on acquiring additional capital of approximately $6.1 million if only the minimum offering has sold, or $2.1 million if the maximum offering has sold, through financings by the issuance of trust preferred securities or other Tier 1-type securities at an estimated rate of 11.07% per annum.

D ADJUSTMENT TO REFLECT ACQUISITION OF GLOBAL BANCORP. The Proforma statements of income are adjusted to recognize the estimated decrease in earnings from the net funds used to acquire Global Bancorp at an estimated average rate earned on federal funds sold of 5.0%.

E HUMBOLDT BANK ACQUISITION OF CALFED BRANCHES. In August 1999, Humboldt Bank acquired the deposits of two branch offices of CalFed Bank. The premium paid to acquire the deposits of approximately $2,384,000 was allocated to core deposit intangible asset. The estimated runoff of these deposits will result in amortization of the balance of the core deposit intangible asset on an accelerated basis over a period of ten years. Adjustments were also made to the pro forma statements of income to estimate the additional interest income, interest expense and depreciation expense that would result from this transaction using an estimated average interest rate earned on federal funds sold of approximately 5.0%, an average rate paid on deposits of approximately 4.9% and depreciation computed using the straight-line method over the estimated lives of the premises and equipment acquired.

F HUMBOLDT BANCORP ACQUISITION OF SILVERADO MERGER CORPORATION. In September 1999, Humboldt Bancorp acquired all of the outstanding shares of Silverado Merger Corporation for 45,002 shares (49,502 shares post-dividend) of Humboldt Bancorp restricted common stock and warrants to purchase up to 90,000 shares (99,000 shares post-dividend) of Humboldt Bancorp stock for $12.00 per share. Humboldt Bancorp has the right to repurchase the 45,002 shares (49,502 shares post-dividend) of common stock for $1.00 ($.91 post-dividend) each, and the warrants to purchase up to 90,000 shares (99,000 shares post-dividend) of common stock for $12.00 ($10.91 post-dividend) per share cannot become exercisable, in the event Capitol Valley Bank fails to achieve certain business objectives by December 31, 2001. Until the contingencies related to the issuance of the restricted stock and warrants are resolved, the amount recorded for this transaction will be a liability of $45,002 and the stock and warrants issued will not be included in per share information. The fair value as of the merger date of the stock and warrants issued to the Silverado Merger Corporation stockholders will be recorded as an additional cost of the acquisition if all the requirements of the acquisition agreement are achieved. Otherwise, the 45,002 shares (49,502 shares post-dividend) of restricted stock will be repurchased for $1.00 per share and the warrants will expire.

G INCOME TAX EFFECT. These amounts represent the estimated tax effect of the transactions described in preceding Notes computed at an incremental combined federal and state tax rate of 41.15%. Amortization of the deferred credit for negative goodwill described in Note A is not taxable.

                      REGULATORY CAPITAL AND LEVERAGE RATIO

     The following table illustrates the actual regulatory capital and leverage ratios of Humboldt Bancorp and Global Bancorp and the pro forma regulatory capital and leverage ratios of Humboldt Bancorp, as of September 30, 1999. The pro forma ratios are stated after giving effect to the merger and the public offering, assuming the minimum $4.0 million in net proceeds is raised in the public offering, all of which is held in cash or cash equivalent investments, and $6.1 million of trust preferred securities or other Tier 1-type securities are issued at an estimated rate of 11.07%. Please refer to "Unaudited Pro Forma Combined Financial Data" and the assumptions set forth therein.

                                                                                At September 30, 1999
                                                                     -------------------------------------------
                                                                                      Tier 1          Total
                                                                     Leverage       Risk-Based      Risk-Based
                                                                       Ratio       Capital Ratio   Capital Ratio
                                                                     --------      -------------   -------------
Humboldt Bancorp                                                       8.17%           11.11%          12.33%
Global Bancorp                                                         9.66%           11.87%          13.12%
Pro forma for Humboldt Bancorp after the public offering and merger    8.18%           10.83%          12.08%
Minimum regulatory capital for a holding company(1)                    4.00%            4.00%           8.00%


(1) Pursuant to regulations of the Federal Reserve board. Please refer to "Supervision and Regulation - Capital Standards."

                    HUMBOLDT BANCORP SELECTED FINANCIAL DATA

     The following table sets forth selected financial data of Humboldt Bancorp (on a consolidated basis) as of and for the years ended December 31, 1994, 1995, 1996, 1997 and 1998, and as of and for the nine months ended September 30, 1998 and 1999, and should be read in conjunction with Management's Discussion and Analysis and with the financial statements presented elsewhere.

                                                                                                      As Of And For The
(Dollars In Thousands except per share                     As Of And For The                            Nine Months
data)                                                   Years Ended December 31,                     Ended September 30,
                                        ---------------------------------------------------------    --------------------
                                        1994(1)     1995(1)       1996        1997         1998        1998        1999
                                        --------    --------    --------    --------     --------    --------    --------
                                                                                                         (Unaudited)
INCOME STATEMENT DATA
  Interest income                       $ 11,163    $ 15,241    $ 16,562    $ 20,053     $ 23,504    $ 17,789    $ 17,844
  Interest expense                         3,540       5,244       5,549       7,024        7,742       5,855       5,635
                                        --------    --------    --------    --------     --------    --------    --------
       Net interest income                 7,623       9,997      11,013      13,029       15,762      11,934      12,209
  Provision for loan and lease losses        783         792         533         773        2,124       1,541         697
                                        --------    --------    --------    --------     --------    --------    --------
  Net interest income after provision
    for loan and lease losses              6,840       9,205      10,480      12,256       13,638      10,393      11,512
  Non-interest income                      1,463       3,509       5,747       8,109       12,473       8,609      13,792
  Non-interest expense                     6,240       9,149      11,325      15,496       19,578      14,471      20,577
                                        --------    --------    --------    --------     --------    --------    --------
    Income before provision for income
       taxes                               2,063       3,565       4,902       4,869        6,533       4,531       4,727
  Provision for income taxes                 762       1,363       1,926       1,611        2,517       1,720       1,537
                                        --------    --------    --------    --------     --------    --------    --------
     Net income                         $  1,301    $  2,202    $  2,976    $  3,258     $  4,016    $  2,811    $  3,190
                                        ========    ========    ========    ========     ========    ========    ========
BALANCE SHEET DATA
  Investment securities                 $ 37,258    $ 53,875    $ 39,933    $ 80,180     $ 77,802    $ 79,347    $106,210
  Total net loans and leases            $ 92,462    $115,117    $142,824    $157,512     $186,038    $180,846    $203,098
  Total assets                          $152,863    $193,912    $214,738    $284,087     $319,975    $312,944    $419,167
  Total deposits                        $137,624    $174,526    $192,576    $255,186     $283,967    $277,285    $375,815

                                                                                                       As Of And For The
(Dollars In Thousands except per share                   As Of And For The                               Nine Months
data)                                                 Years Ended December 31,                        Ended September 30,
                                      ---------------------------------------------------------     ------------------------
                                        1994(1)     1995(1)      1996         1997         1998         1998         1999
                                      ----------   ----------  ----------  -----------  ---------    -----------  ----------
  Total shareholders' equity          $   13,569   $   16,934  $   19,600   $   23,554   $   27,848   $   26,571  $   32,816

PER SHARE DATA(2)
  Net income
     Basic                            $     0.33   $     0.48  $     0.69   $     0.69   $     0.82   $     0.58  $     0.64
     Diluted                          $     0.31   $     0.45  $     0.58   $     0.61   $     0.75   $     0.52  $     0.58
  Book value                          $     2.94   $     3.65  $     4.18   $     4.94   $     5.66   $     5.43  $     6.32
  Weighted average shares outstanding
     Basic                             3,971,000    4,624,000   4,637,000    4,756,000    4,876,000    4,863,000   4,992,000
     Diluted                           4,135,000    4,913,000   5,135,000    5,325,000    5,379,000    5,372,000   5,475,000
     Actual                            4,622,000    4,636,000   4,694,000    4,769,000    4,917,000    4,892,000   5,193,000

SELECTED RATIOS(3)
  Return on average assets                  0.93%        1.22%       1.48%        1.30%        1.32%        1.26%       1.24%
  Return on average equity                 12.08%       14.57%      16.96%       14.50%       16.02%       15.09%      14.26%
  Total loans to deposits                  67.18%       65.96%      74.17%       61.72%       65.51%       65.22%      54.04%
  Net interest margin                       6.01%        6.07%       5.98%        5.85%        5.94%        5.50%       6.07%
  Efficiency ratio(4)                      68.68%       67.74%      67.57%       73.31%       69.34%       70.44%      79.14%

ASSET QUALITY RATIOS
  Reserve for loan and lease losses
     to:
     Ending total loans and leases          1.42%        1.60%       1.48%        1.48%        1.62%        1.51%       1.58%
     Nonperforming assets                 260.98%      195.60%     351.80%      128.02%      420.22%      336.85%     289.97%
  Nonperforming assets to ending
     total assets                           0.33%        0.49%       0.28%        0.65%        0.23%        0.26%       0.27%
  Net loan and lease charge-offs
     (recoveries) to average loans
     and leases                             0.34%        0.25%       0.19%        0.36%        0.82%        0.66%       0.26%
  Reserve/nonperforming loans             260.98%      195.60%     569.23%      139.14%      553.44%      336.85%     289.97%

CAPITAL RATIOS
  Average stockholders' equity to
  average assets                            7.50%        8.40%       8.85%        8.48%        8.35%        8.34%       8.73%

  Tier 1 capital ratio(5)                  12.52%       11.37%      11.35%       10.79%       10.41%       10.82%      11.11%
  Total risk-based capital ratio(6)        13.78%       12.62%      12.60%       12.02%       11.66%       12.04%      12.33%
  Leverage ratio(7)                         8.55%        7.64%       8.53%        7.38%        7.23%        7.97%       8.17%

OTHER
  End of period ("EOP") common stock
     outstanding                       4,199,000    4,212,000   4,266,000    4,335,000    4,470,000    4,447,000   4,721,000
  Average assets                      $  139,982   $  180,584  $  201,780   $  251,095   $  304,515   $  298,877  $  342,679
  Average earning assets              $  126,809   $  164,844  $  183,930   $  222,555   $  265,355   $  262,924  $  296,972
  Number of branch offices(8)                  4            7           8            9            8            9          11
  Number of full-time equiv.
     employees                               101          130         175          209          250          257         319

(1) Represents financial data for Humboldt Bank. Humboldt Bancorp completed its reorganization as a holding company on January 2, 1996.

(2) Per share data reflects retroactive restatement for 10% stock dividends in 1994, 1995, 1996, 1997, 1998, and 2000, and a five-for-two stock split in
     1999. The per share data does not reflect the 45,002 shares of Humboldt Bancorp restricted common stock subject to contingencies. See "Pro Forma Financial Statements - Footnote F."

(3)  Annualized, when appropriate.

(4) Efficiency ratio is non-interest expense divided by the sum of net interest income plus non-interest income.

(5)  Tier I capital divided by risk-weighted assets.

(6)  Total capital divided by risk-weighted assets.

(7)  Tier I capital divided by average assets.

(8)  Including head office.

                          HUMBOLDT BANCORP MANAGEMENT'S
                 DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATION

         The following management's discussion and analysis of financial condition and results of operations contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of the factors described in the section entitled "Risk Factors" and elsewhere in this document.

General

         Humboldt Bancorp's results of operations are primarily dependent upon the results of operations of Humboldt Bank and Capitol Valley Bank and, to a lesser extent, Bancorp Financial Services. Humboldt Bank and Capitol Valley Bank conduct general commercial banking business, such as gathering deposits from the general public and applying those funds to the origination of loans for commercial, consumer and residential purposes. Bancorp Financial Services makes consumer automobile loans and commercial equipment leases of less than $100,000 to small businesses. Reference to Humboldt Bancorp in this section constitutes reference to Humboldt Bank and Capitol Valley Bank. Reference to Humboldt Bank is a reference to just Humboldt Bank and reference to Capitol Valley Bank is a reference to just Capitol Valley Bank.

         Humboldt Bancorp's profitability depends on net interest income, which is the difference between (i) interest income generated by interest-earning assets (i.e., loans and investments) and (ii) interest expense incurred on interest-bearing liabilities (i.e., customer deposits and borrowed funds). Net interest income is affected by the difference ("interest rate spread") between rates of interest earned on interest-earning assets and rates of interest paid on interest-bearing liabilities, as well as the relative amounts of interest-earning assets and interest-bearing liabilities. If the total of interest-earning assets approximates or exceeds the total of interest-bearing liabilities, any positive interest rate spread will generate net interest income. Financial institutions have traditionally used interest rate spreads as a measure of net interest income. Another indication of an institution's net interest income is its "net yield on interest-earning assets" or "net interest margin," which is net interest income divided by average interest-earning assets.

         Because of the limited loan growth in the Humboldt-Trinity, California area, a substantial part of our revenues are also derived from non-interest income. Non-interest income consists primarily of fees generated by the Merchant Bankcard and Issuing Bankcard (Credit Card) Departments and lease residuals and rentals generated by the Lease Finance Department. During the year ended December 31, 1994, Humboldt Bank began to emphasize the growth in such fees and other income. For the years ended December 31, 1998, 1997 and 1996, fees and other income were $9.7 million, $6.9 million and $4.3 million, respectively. Of this growth, most can be attributed to Humboldt Bank's Merchant Bankcard processing fees. During the first nine months ended September 30, 1999, Humboldt Bank continued to reduce its Issuing Bankcard (Credit Card) activities. This planned reduction in credit card receivables was initiated in early 1997 due to increased competition in all credit card issuing markets and a noticeable trend of increased charge-offs in connection with credit card receivables. The focus of the Issuing Bankcard (Credit Card) Department is now issuance of credit cards to Humboldt Bank customers.

         Although Humboldt Bancorp intends to diversify its growth of traditional banking through the establishment of Capitol Valley Bank and acquisition of Capitol Thrift, Humboldt Bancorp will continue to emphasize revenues from non-interest income sources. For example, during 1997 Humboldt Bancorp, along with Tehama Bancorp, formed Bancorp Financial Services. Bancorp Financial Services makes consumer automobile loans and commercial equipment leases, of less than $100,000, to small businesses. Humboldt Bank's Lease Finance Department operations, on the other hand, consist principally of the leasing of point-of-sale terminals, printers for credit card vouchers and related equipment. Humboldt Bancorp accounts for its investment in Bancorp Financial Services using the equity method in which only Humboldt Bancorp's net investment in Bancorp Financial Services is accounted for on Humboldt Bancorp's financial statements rather than Bancorp Financial Services' financial statements being consolidated with Humboldt Bancorp's financial statements. Therefore, the following discussion does not include a detailed description of Bancorp Financial Services' operations. See "Business of Humboldt Bancorp - Bancorp Financial Services."

         Humboldt Bancorp's profitability is also affected by such factors as the level of non-interest expenses, the provision for loan losses, and the effective tax rate. Non-interest expenses consist of salaries and benefits, fixed assets (occupancy related expenses), and Merchant Bankcard expenses.

         Management's discussion and analysis of earnings and related financial data are presented herein to assist investors in understanding the consolidated financial condition and results of operations of Humboldt Bancorp and Humboldt Bank for the fiscal years ended December 31, 1998, 1997 and 1996, and of Humboldt Bancorp, Humboldt Bank and Capitol Valley Bank for the nine months ended September 30, 1999. This discussion should be read in conjunction with the consolidated financial statements and related footnotes presented elsewhere herein.

Summary of Operations

         For the nine months ended September 30, 1999, net income was $3.2 million, an increase of 14.3% over net income of $2.8 million earned during the nine months ended September 30, 1998. Diluted earnings per share were $0.58 and $0.52 for the nine months ended September 30, 1999 and September 30, 1998, respectively. Annualized return on average assets was 1.2% for the nine months ended September 30, 1999, compared with 1.3% for the comparable nine months in 1998. For the first nine months of 1999 annualized return on average equity was 14.3%, compared with 15.1% during the first nine months of 1998. The increase in earnings for the nine months ended September 30, 1999, versus the comparable period in 1998 can be attributed to growth in earning assets, fee income growth, and increased customer activity in our Merchant Bankcard product.

         Humboldt Bancorp reported net income of $4.0 million for the year ended December 31, 1998, compared to $3.3 million for the year ended December 31, 1997. The increase in net income is attributable to an increase of $2.8 million or 21.5% in net interest income and an increase in other non-interest income of $4.4 million or 54.3%. These increases were offset by an increase in provision for loan losses of $1.3 million or 162.5%, an increase in other non interest expense of $4.1 million or 26.5% and an increase in provision for income taxes of $906,000 or 56.2%. The increase in net interest income is attributable to the substantial increase in earning assets and a slight increase in the net interest yield. The increase in non-interest income is primarily attributable to substantial increases in the Lease Finance, Merchant Bankcard, and Issuing Bankcard (Credit Card) Departments' income and to increases in service charges on deposit accounts. These increases were offset in part by a decrease in gains on sale of loans and investments. The increase in non-interest expense is primarily attributable to increases in salaries and employee benefits and Merchant Bankcard expenses. These increases can be attributed to the continued growth of Humboldt Bank and Humboldt Bancorp. These increases were offset in part by a decrease in Issuing Bankcard (Credit Card) Department expenses. The increase in provision for loan losses is attributable to an increase in loans originated by Humboldt Bank, and an increase in charge-offs in the Issuing Bankcard (Credit Card) Department and Lease Finance Department.

         Humboldt Bancorp reported net income of $3.3 million for the year ended December 31, 1997, compared to $3.0 million for the year ended December 31, 1996. The increase in net income is attributable to an increase of $2.0 million or 18.2% in net interest income, and an increase in other non-interest income of $2.4 million or 42.1%. These increases were offset by an increase in provision for loan losses of $240,000 or 45.0% from 1996, an increase in other non-interest expense of $4.2 million or 37.2%, and a decrease in provision for income taxes of $315,000 or 16.4%. The increase in net interest income is attributable to the substantial increase in earning assets offset by a slight decrease in net interest yield. The increase in non-interest income is attributable to substantial increases in the Merchant Bankcard and Issuing Bankcard (Credit Card) Departments' income, to increases in service charges on deposit accounts, and increased lease residuals and rentals in the Lease Finance Department. These increases were offset in part by a decrease in gains on sale of loans and investments. The increase in other non-interest expense is attributable to increases in salaries and employee benefits, fixed asset expenses, professional service expense, Issuing Bankcard (Credit Card) Department and Merchant Bankcard Department expenses. These increases were offset in part by a decrease in Federal Deposit Insurance Corporation expense and data processing expense. The increase in provision for loan losses is attributable to an increase in loans originated, and a recognition of Humboldt Bank's potential credit risk in the Issuing Bankcard (Credit Card) Department. Although pre-tax income increased, the provision for income taxes decreased as a result of Humboldt Bancorp taking advantage of some deferred tax benefits.

Results of Operations

         Net Interest Income

         Net interest income represents the excess of interest income and loan fees earned by Humboldt Bancorp on its earning assets over the interest expense paid on its interest bearing liabilities and other borrowed money. Net interest income as a percentage of average interest-earning assets is referred to as net interest margin. The levels of interest-earning assets and interest-bearing liabilities as well as changes in interest rates affect the level of net interest income. During periods of rapidly changing interest rates, Humboldt Bancorp's earnings can be significantly affected because interest rates on a substantial amount of the earning assets are tied to prime and therefore tend to change immediately, whereas interest rates on liabilities have a tendency to change more slowly, and normally only upon the maturity of the liability.

Average Balances and Average Rates Earned and Paid

         The following table shows unaudited average balances and interest income or interest expense, with the resulting average yield or rates by category of earning assets or interest-bearing liabilities.

(Dollars in Thousands)                                                                                       Nine Months Ended
                                      Year Ended December 31, 1997     Year Ended December 31, 1998       September 30, 1999(1)
                                     -------------------------------  -------------------------------  ----------------------------
                                                Interest    Average             Interest     Average            Interest    Average
                                     Average     Income    Yields or  Average    Income     Yields or  Average   Income     Yields
(Unaudited)                          Balance   or Expense    Rate     Balance   or Expense    Rate     Balance  or Expense  or Rate
                                     -------   ----------  --------   -------   ----------  ---------  -------  ----------  -------
Interest-earning assets:

  Loans and Leases                   $151,695    $15,961     10.52%   $175,173    $18,762     10.71%   $198,561   $14,136    9.52%
  Investment securities:
     Taxable securities                46,989      2,783      5.92      63,494      3,317      5.22      59,137     2,308    5.22
     Nontaxable securities(2)          10,396        569      5.47      13,682        739      5.40      15,813       631    5.34
  Interest-earning balances
     due from banks                     2,164        128      5.91       3,502        174      4.97       2,263        73    4.31
  Federal funds sold                   11,311        612      5.41       9,504        512      5.39      21,198       696    4.39
                                     --------    -------     -----    --------    -------     -----    --------   -------    ----
     Total interest-earning
       assets(3)                      222,555     20,053      9.01     265,355     23,504      8.86     296,972    17,844    8.03
Cash and due from banks                12,679                           20,157                           25,302
Premises and equipment, net             5,860                            7,120                            8,544
Loan and lease loss allowance          (2,312)                          (2,626)                          (3,166)
Other assets                           12,313                           14,509                           15,027
                                     --------                         --------                         --------
     Total assets                    $251,095                         $304,515                         $342,679
                                     ========                         ========                         ========
Interest-bearing liabilities:
  Interest-bearing checking and
     savings accounts                $ 66,153      1,516      2.29%   $ 72,594      1,439      1.98%   $ 75,546       955    1.69%
  Time deposit and IRA accounts       100,072      5,457      5.45     114,633      6,126      5.34     123,112     4,445    4.83
  Borrowed funds                          828         51      6.16       3,003        177      5.89       4,487       235    7.00
                                     --------    -------     -----    --------    -------     -----    --------   -------    ----

(Dollars in Thousands)                                                                                      Nine Months Ended
                                       Year Ended December 31, 1997     Year Ended December 31, 1998       September 30, 1999(1)
                                      ------------------------------  -------------------------------  ----------------------------
                                                 Interest    Average             Interest     Average            Interest    Average
                                      Average     Income    Yields or  Average    Income     Yields or  Average   Income     Yields
(Unaudited)                           Balance   or Expense    Rate     Balance   or Expense    Rate     Balance  or Expense  or Rate
                                      -------   ----------  --------   -------   ----------  ---------  -------  ----------  -------
  Total interest-bearing liabilities   167,053     7,024      4.20     190,230      7,742      4.07     203,145     5,635    3.71
Non-interest-bearing deposits           59,050                          83,965                          103,433
Other liabilities                        3,694                           4,883                            6,196
                                      --------                        --------                         --------
     Total liabilities                 229,797                         279,078                          312,774
Stockholders' equity                    21,298                          25,437                           29,905
                                      --------                        --------                         --------
  Total liabilities and
  stockholders' equity                $251,095                        $304,515                         $342,679
                                      ========                        ========                         ========
Net interest income                              $13,029                          $15,762                         $12,209
                                                 =======                          =======                         =======
Net interest spread                                           4.81%                            4.79%                         4.33%
                                                              ====                             ====                          ====
Average yield on average earning
  assets(2)                                                   9.01%                            8.86%                         8.03%
                                                              ====                             ====                          ====
Interest expense to average earning
  assets(1)                                                   3.16%                            2.92%                         2.54%
                                                              ====                             ====                          ====
Net interest margin(4)                                        5.85%                            5.94%                         5.50%
                                                              ====                             ====                          ====

--------------------------------

(1) Average yields and rates for the nine months ended September 30, 1999, have been annualized.

(2)  Tax-exempt income has not been adjusted to its tax-equivalent basis.

(3)  Nonaccrual loans are included in the average balance.

(4) Net interest margin is computed by dividing net interest income by total average earning assets.

Analysis of Changes in Interest Differential

         The following table shows the unaudited dollar amount of the increase (decrease) in Humboldt Bancorp's net interest income and expense and attributes such dollar amounts to changes in volume as well as changes in rates. Rate and volume variances have been allocated proportionally between rate and volume changes.


                                         Year Ended                    Year Ended                  Nine Months Ended
(Dollars in Thousands)                December 31, 1997             December 31, 1998             September 30, 1999
                                          over 1996                     over 1997               over September 30, 1998
                                  --------------------------    --------------------------     --------------------------
                                  Increase (Decrease) Due To    Increase (Decrease) Due To     Increase (Decrease) Due To
                                  --------------------------    --------------------------     --------------------------
                                  Volume     Rate     Total     Volume     Rate     Total      Volume     Rate      Total
                                  ------     ----     ------    ------     -----    ------     ------    -------    -----
Interest Income Attributable To:

  Loans and Leases                $1,842     $346     $2,188    $2,451     $ 350    $2,801     $2,171    $(2,035)   $ 136
  Investment securities              976       10        986     1,220      (516)      704       (103)      (197)    (300)
  Balance due from banks              63       16         79        13        33        46        (47)       (12)     (59)
  Federal funds sold                 213       25        238       (98)       (2)     (100)       454       (176)     278
                                  ------     ----     ------    ------     -----    ------     ------    -------    -----
     Total increase (decrease)     3,094      397      3,491     3,586      (135)    3,451      2,475     (2,420)      55
                                  ------     ----     ------    ------     -----    ------     ------    -------    -----
Interest Expense Attributable To:

  Now and Super Now                   29       (2)        27        28       (11)       17         13        (36)     (23)
  Savings                             73      (29)        44        19        --        19         14         (3)      11
  Money Market                       114       87        201        88      (201)     (113)        (8)      (146)    (154)

                                         Year Ended                    Year Ended                  Nine Months Ended
(Dollars in Thousands)                December 31, 1997             December 31, 1998             September 30, 1999
                                          over 1996                     over 1997               over September 30, 1998
                                  --------------------------    --------------------------     --------------------------
                                  Increase (Decrease) Due To    Increase (Decrease) Due To     Increase (Decrease) Due To
                                  --------------------------    --------------------------     --------------------------
                                  Volume     Rate     Total     Volume     Rate     Total      Volume     Rate      Total
                                  ------     ----     ------    ------     -----    ------     ------    -------    -----
  Time Deposits                    1,106       95      1,201       795      (126)      669        335       (522)    (187)
  Borrowed funds                       2       --          2       174       (48)      126         85         48      133
                                  ------     ----     ------    ------     -----    ------     ------    -------    -----
     Total increase (decrease)     1,324      151      1,475     1,104      (386)      718        439       (659)    (220)
                                  ------     ----     ------    ------     -----    ------     ------    -------    -----
Total Change in Net Interest      $1,770     $246     $2,016    $2,482     $ 251    $2,733     $2,036    $(1,761)   $ 275
                                  ======     ====     ======    ======     =====    ======     ======    =======    =====

         Net interest income for the nine months ended September 30, 1999, was $12.2 million, an increase of $275,000 over the corresponding period in 1998. The increase in net interest income is attributable to a increase of $55,000 in income earned from interest-earning assets and a decrease of $220,000 in expense from interest-bearing liabilities. Interest expense decreased 5.1% to $5.6 million for the nine months ended September 30, 1999, compared to $5.9 million for the corresponding period in 1998. The decrease in interest expense was primarily a result of falling interest rates.

         Total interest-earning assets averaged $297.0 million for the nine months ended September 30, 1999, compared to $265.4 million at year end December 31, 1998. Most of the increase was due to an increase in loans. An increase in federal funds was offset by a decrease in investment securities. The average yield on interest-earning assets on certain types of investments decreased to 8.0% during the first nine months of 1999, compared to 8.9% at year end December 31, 1998.

         Interest-bearing liabilities averaged $203.1 million during the first nine months of 1999 compared to $190.2 million at year end December 31, 1998. The average cost of these liabilities decreased in the first nine months of 1999 to 3.7% from 4.1% at year end December 31, 1998. The average cost of interest-bearing liabilities decreased primarily as a result of declining interest rates in 1999. Although further competitive pressure is expected in expanding deposit relationships, management, as a matter of policy, does not seek to attract high-priced, brokered deposits. In the near-term, management does not anticipate Humboldt Bancorp's net interest margins will be significantly impacted by competitive pressure for deposit accounts, although there can be no assurance that this will not occur.

         Net interest income for the year ended 1998 totaled $15.8 million compared with $13.0 million for the year ended 1997. The increase in net interest income was attributable to a significant increase in earning assets and a slight increase in net interest yield. The yield on loans increased by 0.2%, over the same period in 1997 and the cost of funds decreased 0.1%. The reference rate used to price a significant portion of the loan portfolio was 7.75% at December 31, 1998 and 8.25% at September 30, 1999, and 8.50% at December 31, 1997. Loans comprised 66.9% of average earning assets at September 30, 1999, 66.0% at December 31, 1998, and 68.2% at December 31, 1997.

         Loan fees included in net interest income were $690,000 for the nine months ended September 30, 1999, $1.4 million for the year ended December 31, 1998, and $729,000 for the year ended December 31, 1997.

Provision for Loan and Lease Losses

         A reserve for loan and lease losses is maintained at a level that management of Humboldt Bancorp considers adequate for losses that can be reasonably anticipated. The reserve is increased by a charge to operating expenses referred to as a provision for loan and lease losses, and is reduced by the net loan that is charged-off. See "- Loan Losses and Recoveries" for a discussion of reserves and net loan charge-offs and a table summarizing the changes in the reserve for loan and lease losses. The provision for loan and lease losses does not contain charges related to the activities of the Merchant Bankcard Department since merchant bankcard accounts are not reflected as loans, and Merchant Bankcard Department's reserves do not constitute loan reserves.

         For the nine months ended September 30, 1999, management charged $697,000 to Humboldt Bancorp's provision for loan and lease losses compared to $1.5 million for the nine months ended September 30, 1998. This was a 53.5% decrease from the prior year. The decrease in the provision for loan and lease losses was directly related to a decline in anticipated credit card charge-offs. Credit card charge-offs for the nine months ended September 30, 1999, were $402,000 compared to $768,000 for the same period ended September 30, 1998.

         For the years ended December 31, 1998, 1997 and 1996, management charged $2.1 million, $773,000, and $533,000, respectively, to Humboldt Bancorp's provision for loan and lease losses. The ratio of the reserve for loan and lease losses to total loans and leases at December 31, 1998, 1997, and 1996, equaled 1.7%, 1.5%, and 1.5%, respectively. The increase in the provision from 1997 to 1998 is attributable to an increase in loans originated, an increase in credit card charge-offs, and an increase in charge-offs in the Lease Finance Department. The increase in the provision from 1996 to 1997 was due to an increase in loans originated and to an increase in credit card charge-offs.

Non-Interest Income

         The following table sets forth components of Humboldt Bancorp's non-interest income:

                                                                                                Nine Months Ended
(Dollars in Thousands)                                           Year Ended December 31,          September 30,
                                                               ---------------------------      -----------------
                                                                1996       1997      1998        1998      1999
                                                               ------     ------    ------      -------   -------
Fees and Other Income:
  Merchant Bankcard services                                   $2,508     $3,906   $ 6,177       $4,106   $9,175
  Lease Finance Department (residuals and rentals)                752      1,306     1,575        1,379    1,177
  Issuing Bankcard (Credit Card) services                         169        778     1,019          793      317
  Fees for customer services                                      287        291       346           96      244
  Earnings on life insurance                                      142        195       106           80      114
  Loan and lease servicing fees                                   370        346        87           82      216
  Other                                                            57         89       421          279      487
                                                               ------     ------   -------       ------   ------
     Total Fees and Other Income                                4,285      6,911     9,731        6,815   11,730
Service charges on Deposit Accounts                               709      1,300     2,097        1,543    1,806
Net Gain (Loss) on Sale of Loans                                   75       (204)      645          251      349
Net Investment Securities Gains (Losses)                          678        102        --           --      (93)
                                                               ------     ------   -------       ------   ------
  Total Non-Interest Income                                    $5,747     $8,109   $12,473       $8,609   $13,792
                                                               ======     ======   =======       ======   =======

         Non-interest income is primarily derived from Merchant Bankcard fees, services charges on deposit accounts, Lease Finance Department lease residuals and rentals, and Issuing Bankcard (Credit Card) fees. During the past three fiscal years, Humboldt Bank's Merchant Bankcard Department has increased in importance to Humboldt Bank's revenues. Humboldt Bank offers merchant bankcard services to a variety of merchants located throughout the United States, including first time merchants and small to medium-sized merchants in the retail, telephone, mail order and Internet commerce industries. In general, merchant bankcard services involve collecting funds for, and crediting the accounts of, merchants for sales of merchandise and services to credit card customers. For its services, Humboldt Bank receives a service fee and other processing fees. Also, at September 30, 1999, and as of December 31, 1998, 1997, and 1996, Humboldt Bank held merchant reserves primarily in non-interest bearing accounts of $56.8 million, $47.0 million, $33.0 million, and $21.3 million, respectively. See "Business of Humboldt Bancorp - Merchant Bankcard."

         During 1996, Humboldt Bank actively pursued credit card income through nationwide secured and unsecured credit card programs. In early 1997, this strategy was abandoned due to a perceived increase in credit risk and extreme competition from major credit card issuers. Currently, management estimates that at present levels of credit card receivables, Humboldt Bank makes a modest monthly profit net of service expenses and write-offs. Therefore, while Humboldt Bank intends to continue credit card lending to its customer base, there are no further plans to solicit credit card business beyond its market areas.

         Non-interest income increased $5.2 million, or 60.5% for the nine-month period ended September 30, 1999, compared to the nine months ended September 30, 1998. The principal reason for this increase was income generated by Merchant Bankcard operations. During the first nine months of 1999, Merchant Bankcard operations generated $9.2 million in income compared to $4.1 million for the same period in 1998. The increase was also the result of increasing deposit volumes and related service charges. The remainder of the increase in non-interest income for the nine months ended September 30, 1999, compared to the same period in 1998, is primarily attributable to service charges and fees for loan and lease servicing fees.

         Non-interest income for 1998 totaled $12.5 million, an increase of $4.4 million or 54.3% from $8.1 million earned in 1997. The increases for the year ended 1998, compared to the year ended 1997, are attributable primarily to the activities of the Merchant Bankcard, and to a lesser extent, the activities of the Lease Finance and Issuing Bankcard (Credit Card) Departments, plus an increase in service charges on deposit accounts. The increase in gain on sale of loans is attributable in part to selling some portfolio loans at a gain. The decrease in gain on sale of investments is attributable to fact that no investments were sold in 1998. Service charges on deposit accounts increased $797,000 or 61.3%, fees and other income increased $2.8 million or 40.6%, and all other non-interest income increased $747,000 or 732.4%.

         Non-interest income for the year ended 1997 totaled $8.1 million, an increase of $2.4 million or 42.1% from $5.7 million earned for the year ended 1996. The increases are attributable primarily to the activities of the Merchant Bankcard, Lease Finance, and Issuing Bankcard (Credit Card) Departments, plus an increase in service charges on deposit accounts. Service charges on deposit accounts increased $591,000 or 83.4%, fees and other income increased $2.6 million or 60.5%, net investment securities gain/loss decreased by $576,000 or 85.0%, and gain on sale of loans decreased by $279,000 or 372.0% from the prior year. The decrease in gain on sale of loans is attributable in part to selling some portfolio loans at a loss. The decrease in gain on sale of investments is attributable to selling more investments in 1996 to fund loans than in 1997.

Non-Interest Expense

         Non-interest expenses consist principally of employees' salaries and benefits, Merchant Bankcard expenses, and fixed asset (occupancy and equipment) expenses. Non-interest expense increased $6.1 million, or 42.1%, to $20.6 million for the nine months ended September 30, 1999, compared to $14.5 million in the corresponding period of 1998. This was due to an increase in Merchant Bankcard operation expense of $2.0 million, as well as increases in other key operating costs such as salary and benefits, primarily relating to the increase in personnel. Humboldt Bancorp's investments in new and expanded technology to support internal services, to ensure Year 2000 compliance, and to provide additional technology-based products for Humboldt Bancorp's customers, also resulted in expense increases.

         Non-interest expense for the year ended 1998 totaled $19.6 million, an increase of $4.1 million or 26.5% from the year ended 1997. Salaries and employee benefits represented the single largest component of non-interest expense: $9.2 million or 46.7% in 1998 and $6.8 million or 43.9% in 1997. Full time equivalent employees numbered 250, 209 and 175 on December 31, 1998, 1997, and 1996, respectively. Non-interest expense for the year ended 1997 totaled $15.5 million, an increase of $4.2 million or 37.2% from the year ended 1996. Salaries and employee benefits represented the single largest component of non-interest expense: $6.8 million or 43.9% in 1997, and $5.6 million or 49.4% in 1996.

         Fixed assets expense increased $245,000 or 9.9% to $2.7 million for the year ended 1998. This increase can be attributed to increased maintenance and repairs on older equipment, and increased rental expense, partially offset by increased rental income. Fixed assets expense increased $674,000 or 37.6% to $2.5 million in 1997. This increase can be in part attributable to depreciation expense related to the purchase of an in-house computer system, a local area network and a wide area network as well as the purchase of furniture and fixtures and leasehold improvements at the Garberville Branch, the Merchant Bankcard and Issuing Bankcard (Credit Card) Departments at 605 K Street, Eureka, California, the Cashiers Department at 555 H Street, Eureka, California, and increased maintenance and repairs on older equipment. Humboldt Bancorp's fixed assets expense is anticipated to increase in 1999 and 2000 due to the planned opening of a new headquarters; a new branch; the commencement of operations at the Capitol Thrift branches; and the acquisition of the two former CalFed branches located in Ukiah and Eureka.

         Other expenses (excluding salaries and employee benefits and fixed assets), increased $1.5 million or 24.2% in 1998 from 1997, and $2.3 million or 59.0% in 1997 from 1996, primarily due to the Merchant Bankcard program in 1998 and the Issuing Bankcard (Credit Card) program in 1997.

         The following table summarizes the significant components and percentages of non-interest expense for the years ended December 31, 1996, 1997, 1998 and the nine months ended September 30, 1998 and 1999:

(Dollars in Thousands)                          Year Ended December 31,                  Nine Months Ended September 30,
                                  ---------------------------------------------------   ---------------------------------
                                        1996              1997              1998              1998              1999
                                  ---------------   ---------------   ---------------   ---------------   ---------------
Salaries and employee benefits    $ 5,592   49.38%  $ 6,806   43.92%  $ 9,151   46.74%  $ 6,763   46.73%  $ 8,764   42.59%
Net occupancy and
  equipment expense                 1,792   15.82     2,466   15.91     2,711   13.85     1,962   13.65     2,092   10.17
Merchant Bankcard expenses(1)         434    3.83       822    5.30     2,665   13.61     1,759   12.16     5,087   24.72
Professional services                 693    6.12     1,342    8.66     1,123    5.74       951    6.57       984    4.78
Issuing Bankcard expenses(1)          170    1.50     1,021    6.59       346    1.77       263    1.82       202    0.98
Stationery, supplies & postage        542    4.79       887    5.72       884    4.52       755    5.22       788    3.83
Intangible expense                    372    3.28       426    2.75       372    1.90       279    1.93       264    1.28
FDIC and other insurance              480    4.24       164    1.06       186    0.95       142    0.98       160    0.78
Advertising expenses                  235    2.08       265    1.71       247    1.26       202    1.40       337    1.64
Business development                  129    1.14       242    1.56       249    1.27       214    1.48       253    1.23
Telephone and travel                  424    3.74       478    3.08       598    3.05       453    3.13       572    2.78
Data processing/ATM expense           199    1.76       170    1.10       324    1.65       164    1.13       198    0.96
Other expenses                        263    2.32       407    2.64       722    3.69       564    3.90       876    4.26
                                  -------  ------   -------  ------   -------  ------   -------  ------   -------  ------
Total expenses                    $11,325  100.00%  $15,496  100.00%  $19,578  100.00%  $14,471  100.00%  $20,577  100.00%
                                  =======  ======   =======  ======   =======  ======   =======  ======   =======  ======

(1) Merchant Bankcard expenses include merchant and proprietary related expenses only. Issuing Bankcard (Credit Card) expenses include proprietary related expenses only. Salaries and employee benefits are included in salary and employee benefits above.

Provision for Income Taxes

         The provision for income taxes for the nine month period ended September 30, 1999, was $1.5 million representing an effective tax rate of 34.1%, compared to $1.7 million, or 38.6% for the nine-month period ended September 30, 1998.

         The provision for income taxes totaled $2.5 million for the year ended 1998, an increase of $906,000 or 56.2% from the year ended 1997, and in 1997 totaled $1.6 million, a decrease of $315,000 or 16.4% from 1996. The increase in 1998 and the decrease in 1997 in provision for income taxes was the result of increased pre-tax income partially offset by Humboldt Bancorp taking advantage of some deferred tax benefits. The 1998 effective tax rate of 38.5% and the 1997 effective tax rate of 33.1% on reported income was below the expected statutory federal rate of 34.0% and the state franchise tax rate of 7.1% (net of the federal benefit) principally because of exemptions for Enterprise Zone loans for state tax purposes, exemptions for municipal obligations for federal purposes, keyperson insurance, and other permanent differences.

Investments

         Humboldt Bancorp invests excess funds in a variety of instruments in order to meet liquidity and profitability goals. A portion of available funds is invested in liquid investments including overnight federal funds. The balance is invested in investment securities including U.S. Treasury and Agency securities such as CMOs, tax-exempt municipal bonds, corporate bonds, and Federal Home Loan Bank and Federal National Mortgage Corporation stock.

         At September 30, 1999, Humboldt Bancorp's portfolio of investment securities market value totaled $106.2 million, an increase of $28.4 million compared to its December 31, 1998 securities portfolio of $77.8 million, representing an increase of 36.5% from the prior year-end.

         The following table provides the book value of Humboldt Bancorp's portfolio of investment securities as of December 31, 1996, 1997 and 1998 and September 30, 1999:

                                                     As of                       As of
(Dollars in Thousands)                            December 31,                September 30,
                                          -----------------------------    -------------------
                                           1996       1997       1998             1999
                                          -------    -------    -------         --------
Investments available-for-sale:
 U.S. Treasury and agencies               $ 4,058    $ 2,996    $ 3,000         $  2,566
 CMOs issued by U.S. agencies              23,331     62,433     56,682           83,030
 Obligations of political subdivisions     10,172     12,190     16,227           16,953
 Corporate debt and other securities        1,755      1,286      1,062            3,505
                                          -------    -------    -------         --------
   Total investment securities            $39,316    $78,905    $76,971         $106,054
                                          =======    =======    =======         ========

         Investment securities at the dates indicated consisted of the following:

(Dollars in Thousands)                          As of                          As of                            As of
                                          December 31, 1997               December 31, 1998               September 30, 1999
                                    -----------------------------  ------------------------------   -------------------------------
                                               Approx.                         Approx.                         Approx.
                                    Amortized  Market              Amortized   Market               Amortized   Market
                                      Cost      Value   % Yield *    Cost      Value    % Yield *     Cost       Value    % Yield *
                                    ---------  ------   ---------  ---------   -------  ---------   ---------  -------    ---------
U.S. Treasury and agencies:
  Three months or less               $    --   $    --      --%    $   999    $ 1,000     6.04%      $ 1,007     $ 1,006    4.63%
  Three to twelve months                  --        --      --       2,001      2,013     6.20            --          --      --
  One to three years                   2,996     3,007    6.15          --         --       --         1,559       1,555    5.07

CMO issued by U.S. agencies:
  Three months or less                   769       771    9.00       1,398      1,348     9.08           624         624    6.69
  Three to twelve months               8,960     9,048    8.08      11,384     11,384     4.16        13,609      13,660    7.30
  One to three years                  19,020    19,200    6.58      35,821     35,780     4.80        49,400      49,458    5.92
  Three to five years                 32,545    32,935    6.09       6,019      6,019     4.21        12,461      12,447    4.91
  Five to fifteen years                1,140     1,160    6.14       2,060      2,083     4.60         6,936       6,850    5.62

Obligations of political
subdivisions:
  Three months or less                    --        --      --         280        286     7.50            --          --      --
  Three to twelve months                 102       104    7.99          --         --       --            --          --      --
  One to three years                     283       292    7.45         235        243     7.75           487         500    9.07
  Three to five years                  1,179     1,226    8.07       1,238      1,281     8.20           601         637    8.10
  Five to fifteen years                6,016     6,381    7.82       8,324      8,920     7.75        11,181      11,302    7.31
  Over fifteen years                   4,610     4,768    7.67       6,150      6,380     7.06         4,684       4,645    7.02

Corporate debt and other securities
  Three months or less                   664       664    8.35       1,062      1,065     6.22           965         965    5.04
  Three to twelve months                 175       178    8.35          --         --       --           627         627    5.96
  Over fifteen years                     446       446    6.00          --         --       --         1,913       1,913    7.71
                                     -------   -------    ----     -------    -------     ----      --------    --------    ----
     Total securities                $78,905   $80,180    6.28%    $76,971    $77,802     5.38%     $106,054    $106,189    6.19%
                                     =======   =======    ====     =======    =======     ====      ========    ========    ====

*Weighted average yield is stated on a federal tax-equivalent basis of 34%, and has been annualized, where appropriate.

         At September 30, 1999, the book value of the following issuers' securities exceeded ten percent of Humboldt Bancorp's capital.

(Dollars in Thousands)      Issuer         Book Value        Market Value
                            ------         ----------        ------------
                          FRMAC CMO's      $22,565,172       $22,512,214
                          FNMA CMO's       $28,305,153       $28,323,708
                          GNMA CMO's       $10,386,214       $10,302,239
                          FHLMC CMO's      $ 5,286,503       $ 5,370,873
                          SLMA CMO's       $ 8,948,551       $ 8,971,884

         Humboldt Bancorp does not own securities of a single issuer whose aggregate book value is in excess of its total equity.

Loans

         Humboldt Bancorp concentrates its lending activities in real estate, commercial, lease financed, credit card and consumer loans, made primarily to individuals and businesses located in Northern California.

         At September 30, 1999, Humboldt Bancorp had total net loans outstanding of $203.1 million. This represented 54.0% of total consolidated deposits and 48.5% of total consolidated assets of Humboldt Bancorp. At December 31, 1998, Humboldt Bancorp had total net loans outstanding of $186.0 million. This represented 65.5% of total consolidated deposits and 58.1% of total consolidated assets of Humboldt Bancorp. At December 31, 1997, Humboldt Bancorp had total net loans outstanding of $157.5 million. This represented 61.7% of total consolidated deposits and 55.4% of total consolidated assets.

         Types of Loans. The table below shows the composition of loan or type of borrower at the dates indicated:

(Dollars in Thousands)                               As of                       As of                         As of
                                              December 31, 1994             December 31, 1995             December 31, 1996
                                           --------------------------   ---------------------------   ---------------------------
Type of Loan                                Amount         Percentage    Amount          Percentage    Amount          Percentage
------------                               --------        ----------   ---------        ----------   ---------        ----------
Real estate-secured loans:
   Construction                            $ 15,273           16.52%    $  15,874           13.79%    $  21,205           14.85%
   Residential                               16,514           17.86        23,036           20.01        31,519           22.07
   Commercial & agricultural                 42,314           45.76        54,879           47.67        61,030           42.73
                                           --------          ------     ---------          ------     ---------          ------
      Total real estate loans                74,101           80.14        93,789           81.47       113,754           79.65
Commercial                                   13,950           15.09        16,284           14.15        20,559           14.39
Lease financing                               4,226            4.57         3,974            3.45         3,168            2.22
Credit card and related accounts                618            0.67         1,203            1.05         2,021            1.42
Consumer                                      1,389            1.50         2,192            1.90         2,508            1.76
Other                                            91            0.10           159            0.14         3,725            2.60
                                           --------          ------     ---------          ------     ---------          ------
   Total loans and leases                    94,375          102.07       117,601          102.16       145,735          102.04
Less:
   Deferred loan fees                          (582)          (0.63)         (616)          (0.54)         (765)          (0.54)
   Allowance for loan losses                 (1,331)          (1.44)       (1,868)          (1.62)       (2,146)          (1.50)
                                           --------          ------     ---------          ------     ---------          ------
      Loans and lease receivable, net      $ 92,462          100.00%    $ 115,117          100.00%    $ 142,824          100.00%
                                           ========          ======     =========          ======     =========          ======

(Dollars in Thousands)                                As of                         As of                        As of
                                                December 31, 1997             December 31, 1998            September 30, 1999
                                           ---------------------------   ---------------------------   ---------------------------
Type of Loan                                Amount          Percentage    Amount          Percentage    Amount          Percentage
------------                               ---------        ----------   ---------        ----------   ---------        ----------
Real estate-secured loans:
   Construction                            $  20,165           12.80%    $  20,667           11.11%    $  22,997           11.32%
   Residential                                27,253           17.30        35,226           18.93        42,518           20.93
   Commercial & agricultural                  65,772           41.76        80,197           43.11        91,842           45.23
                                           ---------          ------     ---------          ------     ---------          ------
      Total real estate loans                113,190           71.86       136,090           73.15       157,357           77.48
Commercial                                    28,091           17.83        33,981           18.27        35,523           17.49
Lease financing                                8,732            5.55         9,867            5.30         7,518            3.70
Credit card and related accounts               7,062            4.48         5,672            3.05         3,563            1.75
Consumer                                       2,440            1.55         2,110            1.13         1,930            0.95
Other                                          1,177            0.75         2,097            1.13         1,301            0.64
                                           ---------          ------     ---------          ------     ---------          ------
   Total loans and leases                    160,692          102.02%      189,817          102.03%      207,192          102.01%
Less:
   Deferred  loan fees                          (809)          (0.51)%        (724)          (0.39)%        (855)          (0.42)%
   Allowance for loan losses                  (2,371)          (1.51)%      (3,055)          (1.64)%      (3,239)          (1.59)%
                                           ---------          ------     ---------          ------     ---------          ------
      Loans and lease receivable, net      $ 157,512          100.00%    $ 186,038          100.00%    $ 203,098          100.00%
                                           =========          ======     =========          ======     =========          ======

         At September 30, 1999, and December 31, 1998, 1997, and 1996 Humboldt Bancorp had no concentration of loans which exceeded 10% of total loans not otherwise identified by the categories set forth above.

         Real Estate - Construction

         Humboldt Bancorp makes loans to finance the construction of residential and commercial properties and to finance land acquisition and development. Construction and development loans are obtained principally through solicitations by Humboldt Bancorp and through continued business from builders and developers who have previously borrowed from Humboldt Bancorp. When the total amount of a loan would otherwise exceed Humboldt Bancorp's legal lending limit, Humboldt Bancorp sells participation interests to other financial institutions to facilitate the extension of credit.

         As of September 30, 1999, the breakdown of construction loans was as follows:

          Owner-Occupied Single Family Construction         $10,350,000
          Owner-Occupied Commercial Construction            $10,247,000
          Speculation Construction                          $   750,000
          Acquisition/Development                           $ 1,650,000

         Humboldt Bancorp's owner-occupied single family construction loans typically have a maturity of up to nine months and are secured by deeds of trust and usually do not exceed 80% of the appraised value of the home to be built. All owner-occupied single family construction borrowers have been pre-qualified for long-term loans using Fannie Mae underwriting guidelines.

         Humboldt Bancorp also makes loans to developers, primarily in its service area, for the purpose of acquiring unimproved land and developing such land. These loans typically have a maturity of 12 to 24 months; have a floating rate tied to prime rate; usually do not exceed 75% of the appraised value; are secured by a first deed of trust and, in the case of corporations, are personally guaranteed. Loan commitment and origination fees of 1% to 2% are usually charged.

         All commercial construction loans are underwritten using the estimated cash flow the secured real property would provide in the event of a default by the borrower. A debt coverage ratio of 1.25:1 is required. In all cases, Humboldt Bancorp pre-approves a long-term loan to pay off the construction loan.

         Risks associated with real estate construction loans are generally considered higher than risks associated with other forms of lending. Loan funds are advanced upon the security of the project under construction, which is more difficult to value prior to the completion of construction. Should a default occur which results in foreclosure, Humboldt Bancorp could be adversely affected in that it would have to control the project and attempt either to arrange for completion of construction or to dispose of the unfinished project.

         Humboldt Bancorp's underwriting criteria is designed to evaluate and minimize the risk of each construction loan. A wide variety of factors are carefully considered before originating a construction loan, including the availability of permanent financing to the borrower (which may be provided by Humboldt Bancorp at market rates); the reputation of the borrower and the contractor; independent valuations and reviews of cost estimates; preconstruction sale information and cash flow projections of the borrower. At the time of Humboldt Bancorp's origination of a construction loan to a builder, the builder often has a signed contract with a purchaser for the sale of the to-be-constructed house, which, by assuring the builder of a repayment source, lessens Humboldt Bancorp's underwriting risks on the construction loan. To reduce the risks inherent in construction lending, Humboldt Bancorp limits the number of properties which can be constructed on a "speculative" or unsold basis by a builder at any one time to 2 to 4 houses and requires the borrower or its principals personally to guarantee repayment of the loan. Moreover, Humboldt Bancorp controls certain of the risks associated with construction lending by requiring builders to submit itemized bills to Humboldt Bancorp, whereupon Humboldt Bancorp disburses the builder's loan funds directly to the contractor and subcontractors, rather than to the builder. For a contractor meeting specific criteria, loan funds may be disbursed directly to the contractor.

         Real Estate - Owner-Occupied, Single-Family Residential

         Humboldt Bancorp historically has been and continues to be an originator of owner-occupied, single-family, residential real estate loans in its market area. These residential loans as a percentage of total net loans outstanding were 20.9% at September 30, 1999, 18.9% at December 31, 1998, 17.3% at December 31, 1997, and 22.1% at December 31, 1996. The decrease in residential real estate loans in 1998 and 1997 is attributable to the sale of portfolio loans. The higher volume of residential real estate loans in 1999 is attributable to lower rates at the beginning of 1999. Humboldt Bancorp also offers FHA and VA mortgage loans in its market area, which are underwritten and closed by a correspondent lender.

         Humboldt Bancorp originates owner-occupied, single-family, residential fixed-rate mortgage loans at competitive interest rates within its market area. Generally, Humboldt Bancorp sells these loans in the secondary market. While there were $.7 million of loans held for sale at September 30, 1999, there were fixed-rate loans of $7.7 million for sale at December 31, 1998, $48,000 for sale at December 31, 1997, and $63,000 for sale at December 31, 1996. These balances are included in Real Estate - Residential totals in the table above.

         Humboldt Bancorp also offers adjustable-rate residential mortgage loans. The adjustable-rate loans currently offered by Humboldt Bancorp have interest rates which adjust every one, three or five years from the closing date of the loan or on an annual basis commencing after an initial fixed-rate period of one, three or five years in accordance with a designated index.

         The retention of adjustable-rate loans in Humboldt Bancorp's portfolio helps reduce Humboldt Bancorp's exposure to increases or decreases in prevailing market interest rates. However, there are unquantifiable credit risks resulting from potential increases in costs to borrowers in the event of upward repricing of adjustable-rate loans. However, there can be no assurance that yields on Humboldt Bancorp's adjustable-rate loans will fully adjust to compensate for increases in Humboldt Bancorp's cost of funds.

         Humboldt Bancorp evaluates both the borrower's ability to make principal and interest payments and the value of the property that will secure the loan. Humboldt Bancorp originates residential mortgage loans with loan-to-value ratios of up to 95%. On any mortgage loan exceeding an 80% loan-to-value ratio at the time of origination, however, Humboldt Bancorp requires private mortgage insurance in an amount intended to reduce Humboldt Bancorp's exposure to 80% of the appraised value of the underlying collateral.

         Residential mortgage loan originations come from a number of sources, including solicitations by Humboldt Bancorp, referrals by builders and real estate brokers, existing borrowers and depositors, and walk-in customers. Loan applications are accepted at all of Humboldt Bancorp's offices.

         At September 30, 1999, Humboldt Bancorp had approximately $14.1 million in owner-occupied home equity line of credit loans, representing approximately 6.94% of its net loan portfolio. Humboldt Bancorp's home equity lines of credit have adjustable interest rates tied to the prime interest rate plus a margin. Home equity lines of credit are secured by liens against owner-occupied, residential real property. Home equity loans are generally limited so that the amount of such loans, along with any senior indebtedness, does not exceed 80% of the value of the real estate security.

         Real Estate - Commercial and Agricultural

         Humboldt Bancorp's commercial real estate loan portfolio includes loans secured by small apartment buildings, strip shopping centers, small office buildings, farms and other business properties, generally located within Humboldt Bancorp's primary market areas. Commercial and agricultural loans as a percentage of total net loans outstanding were 45.2% at September 30, 1999, 43.1% at December 31, 1998, 41.8% at December 31, 1997, and 42.7% at December 31, 1996. Commercial and agricultural loans are secured by both commercial and nonowner occupied property. The breakdown by type of property securing these loans is as follows:

                79%     Commercial property
                 4%     Multi-family property
                 2%     Single-family residential non-owner occupied property
                15%     Equity line of credit

         Permanent commercial real estate loans have a maximum term of 10 years, with 25-year amortization schedules being the norm. Interest rates on permanent loans generally either adjust (subject, in some cases, to specified interest rate caps) at 1- to 5-year intervals to specified spreads over the related index. Commercial real estate loans are generally written in amounts up to 70% of the appraised value of the property or sale price.

         Commercial real estate loans generally present a higher level of risk than loans secured by owner-occupied, single family residences. This greater risk is due to several factors, including the concentration of principal in a limited number of loans and borrowers, the effects of general economic conditions on income-producing properties and the increased difficulty of evaluating and monitoring these types of loans. Furthermore, the repayment of loans secured by commercial real estate is typically dependent upon the successful operation of the related real estate project.

         Humboldt Bancorp entered into a number of SBA guaranteed loans and has loans where SBA has a subordinate lien position. These loans are eligible for sale on the secondary market. Humboldt Bancorp chose to sell SBA guaranteed loans in 1998 but did not choose to sell these types of loans in 1997 or 1996. Several SBA loans were sold in 1999.

         Business Loans

         Humboldt Bancorp's commercial loans consist of (i) loans secured by commercial real estate and (ii) business loans which are not secured by real estate or if secured by real estate. the principal source of repayment is expected to be business income. Business loans as a percentage of total net loans outstanding were 17.5% at September 30, 1999, 18.3% at December 31, 1998, 17.8% at December 31, 1997, and 14.4% at December 31, 1996. Business loans include revolving lines of credit, working capital loans, equipment financing, letters of credit and inventory financing.

         In recent years, Humboldt Bancorp has emphasized business lending. Humboldt Bancorp originates business loans to small and medium sized businesses in its market area. Humboldt Bancorp's business borrowers are generally small businesses engaged in manufacturing, distribution or retailing, or professionals in healthcare, accounting and law. Business loans are generally made to finance the purchase of inventory, new or used equipment or commercial vehicles and for short-term working capital. Such loans generally are secured by equipment and inventory, but unsecured loans may be granted. Business loans generally are made for terms of 5 years or less, depending on the purpose of the loan and the collateral, with loans to finance operating expenses made for one year or less. Generally, business loans are made in amounts ranging between $50,000 and $300,000.

         Humboldt Bancorp underwrites its business loans on the basis of the borrower's cash flow and ability to service the debt from earnings rather than on the basis of underlying collateral value, and Humboldt Bancorp seeks to structure such loans to have more than one source of repayment. For loans with maturities exceeding one year, Humboldt Bancorp requires that borrowers and guarantors provide updated financial information at least annually throughout the term of the loan.

         Humboldt Bancorp's business loans may be structured as short-term loans, term loans or as lines of credit. Short-term business loans are for periods of 12 months or less and are generally self-liquidating from asset conversion cycles. Business term loans are generally made to finance the purchase of assets and have maturities of five years or less. Business lines of credit are typically made for the purpose of providing short-term working capital and are usually approved with a term of 12 months and are reviewed at that time to see if extension is warranted. Humboldt Bancorp also offers standby letters of credit for its business borrowers.

         Business loans are often larger and may involve greater risk than other types of lending. Because payments on such loans are often dependent on successful operation of the business involved, repayment of such loans may be subject to a greater extent to adverse conditions in the economy. Humboldt Bancorp seeks to minimize these risks through its underwriting guidelines, which require that the loan be supported by adequate cash flow of the borrower, profitability of the business, collateral and personal guarantees of the individuals in the business. In addition, Humboldt Bancorp limits this type of lending to its market area and to borrowers with which it has prior experience or who are otherwise well known to Humboldt Bancorp.

         Lease Financing Loans

         Humboldt Bancorp makes lease financing loans to finance small ticket leases, such as leases of credit card processing software, terminals, swipe machines and related webpages. The dollar amount of each lease is under $2,500 and the term is approximately three to five years. Lease financing loans were $7.5 million or 3.7% of total net loans outstanding at September 30, 1999, $9.9 million or 5.3% of total net loans outstanding at December 31, 1998, $8.7 million or 5.5% of total net loans outstanding at December 31, 1997, and $3.2 million or 2.2% of total net loans outstanding at December 31, 1996. The increase in Humboldt Bancorp's lease financing loans in 1998 and 1997 was mostly attributable to an increase in credit card equipment and leases acquired from Humboldt Bancorp's joint venture subsidiary, Bancorp Financial Services. The decrease in Humboldt Bancorp's lease financing loans in 1999 was caused by a planned reduction in leases purchased from Bancorp Financial Services. However, Humboldt Bancorp may continue in the future to purchase leases from Bancorp Financial Services.

         Credit Card and Related Accounts

         Humboldt Bank offers credit card loans through its participation as a Principal Member of Visa. Management believes that providing credit card services helps Humboldt Bank remain competitive by offering customers an additional service.

         During 1996, Humboldt Bank began to actively pursue credit card income through nationwide secured and unsecured credit card programs. In early 1997, this strategy was abandoned due to a perceived increase in credit risk and extreme competition from major credit card issuers. Currently, management estimates that at present levels of credit card receivables, Humboldt Bank makes a modest monthly profit net of service expenses and write-offs. Therefore, while Humboldt Bank intends to continue credit card lending to its customer base, there are no further plans to solicit credit card business beyond its market areas. Credit card loans were $3.6 million at September 30, 1999, $5.7 million at December 31, 1998, $7.1 million at December 31, 1997, and $2.0 million at December 31, 1996. Credit card loans as a percentage of total net loans outstanding were 1.8% at September 30, 1999, 3.1% at December 31, 1998, 4.5% at December 31, 1997, and 1.4% at December 31, 1996. The rate currently charged by Humboldt Bank on its credit card loans ranges from 13.9% to 19.8%, and Humboldt Bank is permitted to change the interest rate on 30 days notice. Processing of bills and payments is contracted to an outside service. At September 30, 1999, Humboldt Bank had a commitment to fund an aggregate of $9.5 million of credit card loans, which represented the aggregate credit limit on credit cards, and had $3.6 million of credit card loans outstanding representing 1.8% of its gross loan portfolio. Humboldt Bancorp estimates that at current levels of credit card receivables, it makes a modest monthly profit net of service expenses and write-offs.

         Consumer Loans

         The consumer loans originated by Humboldt Bancorp include automobile loans and miscellaneous other consumer loans, including unsecured loans. Consumer loans as a percentage of total net loans outstanding were 1.0% at September 30, 1999, 1.1% at December 31, 1998, 1.6% at December 31, 1997, and 1.7% at December 31, 1996. Humboldt Bancorp has recently centralized its consumer loan process, and plans to continue to expand this type of loan within its market area.

         Loan Servicing

         Humboldt Bank sells the majority of the mortgages and some of the Small Business Administration loans it originates to institutional investors. However, it retains the servicing on these loans in order to generate ongoing revenues. Humboldt Bank's servicing portfolio in which it has sold ownership but retains the servicing was $158.0 million and $144.5 million at September 30, 1999 and December 31, 1998, respectively.

         Loan servicing includes (i) collecting and remitting loan payments,
(ii) accounting for principal and interest, (iii) holding escrow and impound funds for payment of taxes and insurance, (iv) making inspections as required of the mortgage premises, (v) collecting amounts from delinquent mortgages, (vi) supervising foreclosures in the event of unremedied defaults, and (vii) generally administering the loans for investors to whom they have been sold.

         Humboldt Bank's fees for servicing mortgage loans range generally from .250% to .375% per annum on the declining principal balances of the loans. The average service fee collected by Humboldt Bank was .250% for the nine months ended September 30, 1999, and .250% for the year ended December 31, 1998. Servicing fees are collected and retained by Humboldt Bank out of monthly mortgage payments. Humboldt Bank's servicing portfolio can be reduced by normal amortization and prepayment or liquidation of outstanding loans. Approximately 90% of the loans serviced by Humboldt Bank have outstanding balances of greater than $100,000, and approximately 10% are adjustable rate mortgages.

         Humboldt Bank accounts for revenue from the sale of loans where servicing is retained in conformity with the requirements of Statements of Financial Accounting Standards No. 65 and the Financial Accounting Standards Board Emerging Issues Task Force Issue No. 88-11. Gains and losses are recognized at the time of sale by comparing sales price with carrying value. A premium results when the interest rate on the loan, adjusted for a normal service fee, exceeds the pass-through yield to the buyer.

         In general, the value of Humboldt Bank's loan servicing portfolio may be adversely affected as mortgage interest rates decline and loan prepayments increase. This would also decrease income generated from Humboldt Bank's loan servicing portfolio. This negative effect on Humboldt Bank's income attributable to existing servicing may be offset somewhat by a rise in origination and servicing income attributable to new loan originations, which historically have increased in periods of low mortgage interest rates.

         The following table sets forth the dollar amount of Humboldt Bank's mortgage loan servicing portfolio. Although Humboldt Bank intends to continue to increase its servicing portfolio, increases will depend on market conditions and the availability of capital.

                                                             DECEMBER 31, 1998   September 30, 1999
                                                             -----------------   ------------------
Mortgage Loan Servicing Portfolio:
Loans originated by Humboldt Bank and sold:                   $142.1 Million       $158.0 Million
Loans originated by Humboldt Bank but awaiting funding:       $  7.7 Million       $   .7 Million

         Humboldt Bank also services a portfolio of SBA loans which is anticipated to increase during 1999. As of September 30, 1999, SBA Loans originated and serviced by Humboldt Bank were $2.9 million, and as of December 31, 1998, were $2.4 million.

         For the most part, the Small Business Administration loans are tied to the prime rate and as a result there are no early payoffs as a result of declining rates such as with real estate loans.

Maturities of Loans and Leases. The following table shows the maturity distribution of Humboldt Bancorp's loan portfolio with principal balances of loans indicated by both fixed and floating rate categories.

(Dollars in                                As of                                                   As of
Thousands)                           December 31, 1998                                        September 30, 1999
                  ------------------------------------------------------   -------------------------------------------------------
                                 Due after one                                           Due after one
                   Due in one    year through    Due after                  Due in one    year through    Due after
                  year or less    five years     five years  Total loans   year or less    five years     five years   Total loans
                  ------------   ------------    ----------  -----------   ------------  -------------    ----------   -----------
Fixed rate          $14,114        $34,153        $31,795     $ 80,062       $11,261        $32,472        $34,420      $ 78,153
Variable rate        81,327         26,388          2,040      109,755        86,844         37,180          5,015       129,039
                    -------        -------        -------     --------       -------        -------        -------      --------
   Total loans      $95,441        $60,541        $33,835     $189,817       $98,105        $69,652        $39,435      $207,192
                    =======        =======        =======     ========       =======        =======        =======      ========

         Humboldt Bancorp's renewal policy is that all maturing loans are reviewed on a case-by-case basis, new financial statements are requested from the borrower and an in-depth credit analysis is performed after which the loan may be extended, renewed, restructured or demand made for payment in full depending upon the circumstances.

Loan Losses and Recoveries

         Humboldt Bancorp maintains a reserve for loan and lease losses at a level that management of Humboldt Bancorp considers adequate for losses that can be reasonably anticipated. Humboldt Bancorp's reserve for loan and lease losses was $3.2 million and $2.8 million at September 30, 1999 and 1998, respectively. Humboldt Bancorp's reserve for loan and lease losses was $3.1, $ 2.4, $2.1, $1.9, and $1.3 million at December 31, 1998, 1997, 1996, 1995 and 1994, respectively.

         The Issuing Bankcard (Credit Card) Department's reserve also constitutes a portion of Humboldt Bancorp's reserves. The Issuing Bankcard (Credit Card) Department was established in 1996. The Issuing Bankcard (Credit
Card) Department's reserve at September 30, 1999 was $200,000 or 6.3% of total reserves, and at September 30, 1998 was $300,000 or 10.7%, of total reserves. The Issuing Bankcard (Credit Card) Department's reserve at December 31, 1996 was $100,000 or 4.8%, at December 31, 1997 was $300,000 or 12.5%, and at December
31, 1998 was $300,000 or 9.7%, of total reserves. The increase in Issuing Bankcard (Credit Card) Department's reserves from 1996 to 1998 both as to amount and as a percentage of total reserves is attributable to the Issuing Bankcard(Credit Card) Department's increase in the number of credit card accounts. Since early 1997, Humboldt Bank has focused on its customer base for issuing Humboldt Bank credit cards. Accordingly, reserves for the Issuing Bankcard (Credit Card) Department at September 30, 1999 have decreased from reserves at September 30, 1998 and December 31, 1998.

         The Merchant Bankcard's Department's reserves are separately accounted for as a liability of Humboldt Bank on its financial statement since there are no loans associated with such reserves. See "- Provision for Loan and Lease Losses," and "Business of Humboldt Bancorp - Merchant Bankcard."

         The adequacy of the reserve for loan losses is measured in the context of several key ratios and factors discussed below. The reserve is increased by a charge to operating expenses and is reduced by net charge-offs which are loans actually removed from the consolidated balance sheet after netting out recoveries on previously charged-off assets. Humboldt Bancorp's policy is to charge-off loans when, in management's opinion, the loan or a portion thereof is deemed uncollectible, although concerted efforts are made to maximize recovery. Humboldt Bancorp's historical net loan losses or recoveries stem from Humboldt Bancorp's underwriting and collection practices, and the quality of the loan portfolio.

          During the first nine months of 1999, loan charge-offs net of recoveries were $513,000, compared to $1,133,000 during the nine months ended September 30, 1998, a 54.7% decrease in loan charge-offs net of recoveries. This decrease is directly related to the planned reduction in credit card receivables through the sale of certain credit card portfolios and the cessation of new credit card issuing programs. Charge-offs recorded for the nine months ended September 30, 1999 were consistent with Humboldt Bancorp's historical experience in view of the growth in its loan portfolio. Management expects its current loan underwriting, oversight and collection policies to promote high quality loans and limit loan losses. These policies include aggressive action to limit credit losses by lowering lending authorities, when and if appropriate. As part of these policies, Humboldt Bancorp has hired additional staff to support credit administration functions. Therefore, management believes its charge-off and recovery experience for the year 2000 will be comparable to that of prior years.

         For the years ending December 31, 1998, 1997, 1996, 1995 and 1994, loan charge-offs net of recoveries were $1.4 million, $548,000, $255,000, $255,000 and $310,000, respectively. These amounts represented 0.8%, 0.4%, 0.2%, 0.3%, and 0.3%, respectively, of average loans outstanding. The increase from 1997 to 1998 is attributable to credit cards, lease and real estate. The increase from 1996 to 1997 is attributable to credit cards.

         The following table summarizes the changes in the reserve for loan and lease losses for the periods shown:

                                                                                                             Nine Months Ended
(Dollars in Thousands)                                          Year Ended December 31,                        September 30,
                                               --------------------------------------------------------    ----------------------
                                                 1994       1995        1996        1997        1998         1998         1999
                                               --------   ---------   ---------   ---------   ---------    ---------    ---------
Reserve for loan and lease losses balance,
  beginning of period                          $    858   $   1,331   $   1,868   $   2,146   $   2,371    $   2,371    $   3,055
                                               --------   ---------   ---------   ---------   ---------    ---------    ---------
Loans and leases charged off:
  Real estate                                        --          --         (46)         --        (141)        (130)         (67)
  Commercial                                         --         (11)       (122)       (193)       (191)        (161)        (216)
  Consumer                                          (20)        (23)        (29)        (11)        (25)          (8)         (29)
  Lease financing                                  (363)       (254)       (132)       (124)       (316)        (211)        (108)
  Credit card and related accounts                   --          --          --        (475)       (956)        (768)        (402)
  Other                                              --         (30)        (45)         (7)         (5)          --           --
                                               --------   ---------   ---------   ---------   ---------    ---------    ---------
     Total loans and leases charged off            (383)       (318)       (374)       (810)     (1,634)      (1,278)        (822)
Recoveries:
  Real estate                                        --          --          --          --          --           --           98
  Commercial                                          7           9          78         129          54           54            7
  Consumer                                            4           4           5           9           8            6            5
  Lease financing                                    62          49          34          34          24           12            9
  Credit card and related accounts                   --          --          --          87         105           73          190
  Other                                              --           1           2           3           3           --           --
                                               --------   ---------   ---------   ---------   ---------    ---------    ---------
     Total recoveries                                73          63         119         262         194          145          309
                                               --------   ---------   ---------   ---------   ---------    ---------    ---------
Net (charge-offs) recoveries                       (310)       (255)       (255)       (548)     (1,440)      (1,133)        (513)
Provision charged to operations                     783         792         533         773       2,124        1,541          697
                                               --------   ---------   ---------   ---------   ---------    ---------    ---------
Reserve for loan and lease losses balance,
  end of period                                $  1,331   $   1,868   $   2,146   $   2,371   $   3,055    $   2,779    $   3,239
                                               ========   =========   =========   =========   =========    =========    =========
Loans and leases outstanding at end of
  period, net of unearned interest income      $ 93,793   $ 116,985   $ 144,970   $ 159,883   $ 189,093    $ 183,625    $ 206,337
                                               ========   =========   =========   =========   =========    =========    =========
Average loans and leases outstanding for
  the period                                   $ 89,977   $ 102,931   $ 134,617   $ 151,695   $ 175,173    $ 171,067    $ 197,779
                                               ========   =========   =========   =========   =========    =========    =========
Ratio of net loans and leases charged off
  (recovered) to average loans and leases
  outstanding                                      0.34%       0.25%       0.19%       0.36%       0.82%        0.89%        0.35%
Ratio of reserve for loan and lease losses
  to loans and leases at end of period             1.42%       1.60%       1.48%       1.48%       1.62%        1.51%        1.57%

         The adequacy of the reserve for loan losses is measured in the context of several key ratios and factors including: (1) the ratio of the reserve to total outstanding loans; (2) the ratio of total nonperforming loans to total loans; and, (3) the ratio of net charge-offs (recoveries) to average loans outstanding. Additional factors considered in establishing an appropriate reserve include a careful assessment of the financial condition of the borrower; a realistic determination of the value and adequacy of underlying collateral; the condition of the local economy and the condition of the specific industry of the borrower; comprehensive analysis of the levels and trends of loan categories; and a review of delinquent and classified loans. Management's evaluation is based on a system whereby each loan is "graded" at the time of origination, extension or renewal. Each grade is assessed a risk factor, which is calculated to assess the adequacy of the allowance for loan losses. Further, management considers other factors including changes in the nature and volume of the loan portfolio, overall portfolio quality, loan concentrations, trends in the level of delinquent and classified loans, specific problem loans and commitments, and current and anticipated economic conditions.

          Since 1994, Humboldt Bancorp's ratio of the reserve for loan losses to total loans has ranged from 1.4% to 1.6%. The amounts provided by these ratios have been sufficient to fund Humboldt Bancorp's charge-offs, which have not been historically significant, and to provide for potential losses as the loan portfolio has grown. From 1994 through September 30, 1999, nonperforming loans to total loans have ranged from a low of 0.3% to a high of 1.1%. For the five years ended December 31, 1998, net charge-offs ranged from .2% to .8% of average loans.

         On a monthly basis, management considers the factors that follow in establishing Humboldt Bancorp's Allowance for Loan and Lease Losses (ALLL). The results are reported to the board of directors on a quarterly basis.

         - Management considers whether there have been any significant changes in Humboldt Bancorp's policies and procedures, including underwriting standards and collections, charge-offs, and recovery practices.

         - Management keeps abreast of the local economic and business conditions through the board of directors and various organizations.

         - Management considers any major changes regarding the lending officers and staff.

         - Humboldt Bancorp obtains quarterly outside credit reviews for loan write-ups and grade changes.

         - The Loan Review/Compliance Department reviews a sampling of loans not covered by the quarterly outside review and reports to the Chief Credit Officer on a monthly basis.

         - Management prepares concentration reports in which loans are segregated to better manage the portfolios.

         - On a limited basis, Humboldt Bancorp will extend the maturity of a loan if it is awaiting current customer financial statements or for valid reasons. Renewals and extensions are not granted for the sole purpose of keeping a loan current.

         - On a regular basis, management compares Humboldt Bancorp loan portfolios to its peer group in various categories.

Non-Performing Assets

         Humboldt Bancorp's policy is to recognize interest income on an accrual basis unless the full collectibility of principal and interest is uncertain. Loans that are delinquent 90 days or more, unless well secured and in the process of collection, are placed on nonaccrual status on a cash basis and previously accrued but uncollected interest is reversed against income. Thereafter, income is recognized only as it is collected in cash. Collectibility is determined by considering the borrower's financial condition, cash flow, quality of management, the existence of collateral or guarantees and the state of the local economy.

         The following table provides information with respect to all non-performing assets.

                                                         As of                               As of
(Dollars in Thousands)                                December 31,                        September 30,
                                 ------------------------------------------------------   -------------
                                  1994        1995        1996        1997        1998        1999
                                 ------      ------      ------      ------      ------      ------
Loans on nonaccrual status       $   74      $  619      $  218      $  838      $  311      $  955
Loans - leases past due -
  greater than 90 days              363         261         159         843         241         161
Restructured loans                   73          75          --          23          --          --
                                 ------      ------      ------      ------      ------      ------
  Total nonperforming loans         510         955         377       1,704         552       1,116

Other real estate owned              --          --         233         148         175          --
                                 ------      ------      ------      ------      ------      ------
  Total nonperforming assets     $  510      $  955      $  610      $1,852      $  727      $1,116
                                 ======      ======      ======      ======      ======      ======

Allowance for loan losses        $1,331      $1,868      $2,146      $2,371      $3,055      $3,239

Ratio of total nonperforming
  assets to total assets           0.33%       0.49%       0.28%       0.65%       0.23%       0.27%

Ratio of total nonperforming
  loans to total loans             0.54%       0.81%       0.26%       1.06%       0.29%       0.54%

Ratio of allowance for loan
  losses to total non-
  performing assets              260.98%     195.60%     351.80%     128.02%     420.22%     290.23%

         The increase in non-performing assets at September 30, 1999, compared to December 31, 1998, is primarily due to an increase in loans on non-accrual status and restructured loans offset by a decrease in loans and leases past due 90 days or more.

         The decrease in non-performing assets at December 31, 1998, compared to December 31, 1997, is primarily due to decreases in loans on non-accrual status, restructured loans and in loans and leases past due 90 days or more offset by a small increase in other real estate owned.

         The increase in non-performing assets at December 31, 1997, compared to December 31, 1996, is primarily due to increases in loans on non-accrual status, restructured loans and in loans and leases past due 90 days or more offset by an increase in other real estate owned.

         The table below shows the gross interest income that would have been recorded at September 30, 1999, and December 31, 1998, if these loans had been current in accordance with their original terms and had been outstanding throughout the period or since origination if new for part of the period; and the amount of interest that was included in net income for the period. There were no restructured loans 90 days past due at December 31, 1998, or at September 30, 1999.

(In Dollars)                       Year Ended           Nine Months Ended
                                December 31, 1998       September 30, 1999
                               -------------------     --------------------
                                Gross     Interest      Gross      Interest
                               Income     Earned       Income       Earned
                               -------    --------     -------     --------
Non-accrual loans              $56,269    $19,789      $42,458      $8,026
Other real estate owned        $15,300    $    --      $ 8,641      $   --

Potential Problem Loans

         At September 30, 1999 and December 31, 1998, there were no loans or other interest bearing assets classified for regulatory purposes as loss, doubtful, substandard or special mention that (i) represent or resulted from trends or uncertainties which management anticipates could have a material impact on future operating results, liquidity or capital resources, or (ii) represented material credits or assets about which management had information that would cause serious doubt as to the ability of the borrower to comply with the repayment terms.

Deposits

         The following table sets forth the average balances of Humboldt Bancorp's interest-bearing deposits, interest expense, and average rates paid for the periods indicated:

(Dollars in Thousands)                Year Ended December 31, 1997                    Year Ended December 31, 1998
                               ---------------------------------------------  ---------------------------------------------
                                            Average     Interest     Average               Average      Interest    Average
                                Actual      Balance     Expense        Rate    Actual      Balance      Expense      Rate
                               --------     --------    --------     -------  --------     --------     --------    -------
Non-interest-bearing
deposits                       $ 70,767     $ 59,050     $   --          --%  $ 96,884     $ 83,965     $   --        0.00%
Interest-bearing accounts:
 Interest-bearing                52,003       46,177      1,157        2.51     49,615       51,609      1,061        2.06
 checking
 Savings                         21,952       19,976        359        1.80     21,635       20,985        378        1.80
 Time deposits                  110,464      100,072      5,457        5.45    115,833      114,633      6,126        5.34
                               --------     --------     ------        ----   --------     --------     ------        ----
   Total interest-bearing
      accounts                  184,419      166,225      6,973        4.19    187,083      187,227      7,565        4.04
                               --------     --------     ------        ----   --------     --------     ------        ----
Total Deposits                 $255,186     $225,275     $6,973        3.10%  $283,967     $271,192     $7,565        2.79%
                               ========     ========     ======        ====   ========     ========     ======        ====


(Dollars in Thousands)                      Nine Months Ended
                                            September 30, 1999
                               ----------------------------------------------
                                            Average     Interest      Average
                                Actual      Balance     Expense        Rate
                               --------     --------    --------      -------
Non-interest-bearing
deposits                       $118,267     $103,433     $   --          --%
Interest-bearing accounts:
 Interest-bearing
    checking                     58,822       53,563        663        1.65
 Savings                         33,256       21,983        292        1.78
 Time deposits                  165,470      123,112      4,445        4.83
                               --------     --------     ------        ----
   Total interest-bearing
      accounts                  257,548      198,658      5,400        3.63
                               --------     --------     ------        ----
Total Deposits                 $375,815     $302,091     $5,400        2.39%
                               ========     ========     ======        ====

         Total deposits increased from the year ended December 31, 1998, to the nine months ended September 30, 1999, by $91.8 million, or 32.3%. The primary reason for this increase is the purchase of two CalFed branches, with deposits totaling $72.2 million. Management attributes the remaining increase to Humboldt Bancorp's ongoing marketing efforts. Changes occurred in four deposit categories: non-interest-bearing deposits increased by 22.1%, interest-bearing demand deposits increased by 18.5%, savings accounts increased by 54.2%, and time deposits increased by 42.9%.

         At December 31, 1998, total deposits were $284.0 million, an increase of $28.8 million or 11.3% from total deposits of $255.2 million at December 31, 1997. Total deposits were $255.2 million, an increase of $62.6 million or 32.5% from total deposits of $192.6 million at December 31, 1996. Deposit growth in 1998 was due primarily to internal growth and not as a result of acquisitions. The growth in 1997 was the result of both internal growth and the acquisition of the Garberville office.

         Non-interest-bearing demand deposits continued to be a significant portion of Humboldt Bancorp's deposit base. To the extent Humboldt Bancorp can fund operations with these deposits, net interest spread, which is the difference between interest income and interest expense, will improve. At September 30, 1999, non-interest bearing demand deposits accounted for 31.5% of total deposits, down slightly from 34.1% as of December 31, 1998. In general, the growth in non-interest-bearing demand accounts has been primarily from acquisitions and our Merchant Bankcard operations. Merchant reserves are a source of funds and are held in the event the merchant's customer returns a purchased item and is charged-back with the return. See "Business of Humboldt Bancorp - Merchant Bankcard."

         Interest-bearing deposits consist of money market, savings, and time certificate accounts. Interest-bearing account balances tend to grow or decline as Humboldt Bancorp adjusts its pricing and product strategies based on market conditions, including competing deposit products. At September 30, 1999, total interest-bearing deposit accounts were $257.5 million, an increase of $70.4 million, or 37.6%, from December 31, 1998. Interest-bearing demand accounts increased $2.7 million, or 1.5%, from December 31, 1997 to 1998, and $42.3 million, or 29.7%, from 1996 to 1997.

         At September 30, 1999, time certificates of deposits in excess of $100,000 totaled $57.7.3 million, or 15.4% of total outstanding deposits, compared to $ 46.4 million, or 16.3%, of total outstanding deposits at December 31, 1998, $40.6 million, or 15.9%, of total outstanding deposits at December 31, 1997, and $26.4 million, or 13.7%, of total outstanding deposits at December 31, 1996. Humboldt Bancorp has never had brokered deposits and does not intend to seek these deposits. All public-entity time certificates of deposit are from local government agencies located in Humboldt and Trinity Counties.

         The majority of certificates of deposit in denominations of $100,000 or more in the past have tended to mature in less than one year, however, management can give no assurance that this trend will continue in the future.

         The following table sets forth, by time remaining to maturity, all time certificates of deposit accounts outstanding at September 30, 1999.

                                                             As of
                                                          September 30,
(Dollars in Thousands)                                        1999
                                                          -------------
                  Three months or less                      $ 57,469
                  Over three through twelve months            81,392
                  Over one year to three years                24,803
                  Over three years                             1,806
                                                            --------
                     Total                                  $165,470
                                                            ========

Short-Term Borrowings

         The following table sets forth certain information with respect to Humboldt Bancorp's short-term borrowings as of December 31, 1996, 1997, and 1998, and September 30, 1999.

                                                                As of                  As of
(Dollars in Thousands)                                       December 31,           September 30,
                                                    -----------------------------   -------------
                                                    1996        1997        1998        1999
                                                    -----      ------      ------      ------
Amount outstanding at end of period                 $ 775      $1,761      $3,402      $4,638
Weighted average interest rate at end of period      6.19%       6.18%       6.13%       6.80%
Maximum amount outstanding at any month-end and
   during the year                                  $ 786      $1,774      $3,457      $4,688
Average amount outstanding during the period        $ 784      $  845      $3,003      $4,487
Average weighted interest rate during the period     6.19%       6.19%       6.15%       7.00%

Shareholders' Equity

         Shareholders' equity increased $5.0 million during the first nine months of 1999. Shareholders' equity at September 30, 1999, was $32.8 million compared to $27.8 million at December 31, 1998. This is an increase of $4.2 million or 17.8% compared with $23.6 million at December 31, 1997, which was an increase of $4.0 million or 20.4% compared with the $19.6 million at December 31, 1996.

         The increase in the nine months ended September 30, 1999 reflects net income and comprehensive income of $2.8 million, $300,000 in exercised stock options, and $1.9 million in stock purchases.

Asset-Liability Management and Interest Rate Sensitivity

         The operating income and net income of Humboldt Bancorp depend to a substantial extent on "rate differentials," i.e., the difference between the income Humboldt Bancorp receives from loans, securities and other earning assets, and the interest expense it pays on deposits and other liabilities. Interest income and interest expense are affected by general economic conditions and by competition in the marketplace. Humboldt Bancorp's interest and pricing strategies are driven by its asset-liability management analysis and by local market conditions.

         Humboldt Bancorp seeks to manage its assets and liabilities to generate a stable level of earnings in response to changing interest rates and to manage its interest rate risk. Humboldt Bancorp further strives to serve its communities and customers through deployment of its resources on a corporate-wide basis so that qualified loan demands may be funded wherever necessary in its branch banking system. Asset/liability management involves managing the relationship between interest rate sensitive assets and interest rate sensitive liabilities.

         The interest rate sensitivity of Humboldt Bancorp is measured over time and is based on Humboldt Bancorp's ability to reprice its assets and liabilities. The opportunity to reprice assets in the same dollar amounts and at the same time as liabilities would minimize interest rate risk in any interest rate environment. The difference between the amount of assets and liabilities repriced at the same time is referred to as the "gap." This gap represents the risk, or opportunity, in repricing. In general, if more assets than liabilities are repriced at a given time in a rising rate environment, net interest income would improve, and in a declining rate environment, net interest income would deteriorate. If more liabilities than assets were repriced under the same conditions, the opposite results would prevail. Humboldt Bancorp is asset sensitive and its near term performance could be enhanced by rising rates and negatively affected by falling rates due mainly to the significant amount of earning assets tied to prime.

         Interest Rate Risk. The table below shows the potential change in NIM (before taxes) if rates change as of September 30, 1999. NIM is the "net interest margin" which is the spread or difference between interest-earning assets and interest-paying liabilities. Humboldt Bancorp's NIM tends to increase if rates rise, and tends to decline if rates fall. The cause of this exposure is due to Humboldt Bancorp's concentration of short-term and rate sensitive loans as of September 30, 1999.

         Economic Risk. Humboldt Bancorp also measures the potential change in the net present value of Humboldt Bancorp's net existing assets and liabilities if rates change (the "economic value of equity" or "EVE"). The table below also shows the EVE. The EVE is determined by valuing Humboldt Bancorp assets and liabilities as of September 30, 1999, using a present value cash flow calculation as if Humboldt Bancorp is liquidated. The EVE declines when rates increase because there are more fixed rate assets than liabilities. However, Humboldt Bancorp's NIM earnings would also increase as rates increased (from the interest rate risk) and this benefit would offset the decline in EVE.

                                               % Change in NIM
                             Change in NIM      to Shareholder
            Change in        (In thousands          Equity
          Interest Rates       pre-tax)            (pre-tax)        % of EVE
          --------------     -------------     ----------------     --------
              +2%               $ 660                 2.3 %           (9)%
              +1%               $ 346                 1.2 %           (5)%
              -1%               $(375)               (1.3)%            5%
              -2%               $(783)               (2.7)%            9%

         The following table sets forth the repricing opportunities for the assets and liabilities of Humboldt Bancorp at September 30, 1999. Assets and liabilities are classified by the earliest possible repricing date or maturity, whichever comes first.

                                                                        Repricing In
                                             -----------------------------------------------------------------
                                                          Three       One                 Five Years
                                             Less Than   Through    Through     Three      Through      Over       Non-
                                               Three      Twelve     Three     Through     Fifteen    Fifteen    Interest
(Dollars in Thousands)                        Months      Months     Years    Five Years    Years      Years     Bearing    Total
                                             ---------   --------   --------  ----------  ----------  --------   --------  --------
Assets:
  Net Loans                                  $  81,522   $ 15,642   $ 27,358    $42,292    $25,211    $ 14,312   $     --  $206,337
  Investment Securities                          1,630     14,287     51,513     13,083     20,065       4,645         --   105,223
  Federal Funds Sold                            56,145         --         --         --         --          --         --    56,145
  FHLB Stock                                        --         --         --         --         --          --        987       987
  Interest-bearing deposits with banks              20         --         --         --         --          --         --        20
  Non-interest earning assets                       --         --         --         --         --          --     50,455    50,455
                                             ---------   --------   --------    -------    -------    --------   --------  --------
Total Assets                                 $ 139,317   $ 29,929   $ 78,871    $55,375    $45,276    $ 18,957   $ 51,442  $419,167
                                             =========   ========   ========    =======    =======    ========   ========  ========
Liabilities:
  Non-interest-bearing deposits              $      --   $     --   $     --    $    --    $    --    $     --   $118,267  $118,267
  Interest-bearing deposits                    149,547     81,392     24,803      1,806         --          --         --   257,548
  Borrowings                                        22         69      1,502      3,045         --          --         --     4,638
  Other liabilities                                 --         --         --         --         --          --      5,898     5,898
Stockholders' equity                                --         --         --         --         --          --     32,816    32,816
                                             ---------   --------   --------    -------    -------    --------   --------  --------
Total liabilities and stockholders'
  equity                                     $ 149,569   $ 81,461   $ 26,305    $ 4,851    $    --    $     --   $156,981  $419,167
Interest rate sensitivity gap                $ (10,252)  $(51,532)  $ 52,566    $50,524    $45,276    $ 18,957
Cumulative interest rate sensitivity gap     $ (10,252)  $(61,784)  $ (9,218)   $41,306    $86,582    $105,539

         The net cumulative Gap position is slightly negative in three years or less since more liabilities than assets appear to reprice during that time frame. However, this exposure to increasing rates is mitigated by deposit rates which are not expected to reprice rapidly in an increasing rate environment and a higher than normal level of short-term cash (not included in rate sensitive assets). Historically, Humboldt Bancorp's asset rates change more quickly than deposit rates, and management feels Humboldt Bancorp's asset yields will change more than cost of funds when rates change.

         Although the cumulative Gap position appears slightly negative as of September 30, 1999, management believes that Humboldt Bancorp is somewhat asset sensitive and has relatively low interest rate risk. The net interest margin should increase slightly when rates increase, and shrink somewhat when rates fall. This interest rate risk is driven by concentration of rate sensitive variable rate and short-term commercial loans, one of Humboldt Bancorp's major business lines. Humboldt Bancorp does have a significant amount of fixed rate loans to offset the impact from repricing of short-term loans. However, there can be no assurance that fluctuations in interest rates will not have a material adverse impact on Humboldt Bancorp.

Liquidity

         Humboldt Bancorp's liquidity is primarily a reflection of Humboldt Bancorp's ability to acquire funds to meet loan demand and deposit withdrawals and to service other liabilities as they come due. Humboldt Bancorp has adopted policies to maintain a relatively liquid position to enable it to respond to changes in the financial environment and ensure sufficient funds are available to meet those needs. Generally, Humboldt Bancorp's major sources of liquidity are customer deposits, sales and maturities of investment securities, the use of federal funds markets, and net cash provided by operating activities. Scheduled loan repayments are a relatively stable source of funds, while deposit inflows and unscheduled loan prepayments, which are influenced by general interest rate levels, interest rates available on other investments, competition, economic conditions, and other factors, are not. Liquid asset balances include cash, amounts due from other banks, federal funds sold, and securities available-for-sale. To augment liquidity, Humboldt Bancorp has a Federal Funds borrowing arrangement with two correspondent banks totaling $10.5 million.

         Additionally, Humboldt Bancorp is a member of the Federal Home Loan Bank and through membership has the ability to pledge qualifying collateral for short term (up to six months) and long-term (up to five years) borrowings. Management may use this facility to fund loan advances by pledging single-family residential mortgages and/or commercial real estate loans as qualifying collateral.

         The following table sets forth certain information with respect to Humboldt Bancorp's liquidity as of December 31, 1996, 1997 and 1998, and September 30, 1999.

                                                                     Nine Months
                                          Year Ended                   Ended
(Dollars in Thousands)                   December 31,               September 30,
                              ----------------------------------    -------------
                               1996          1997         1998          1999
                              -------      --------      -------      --------
Cash and due from banks       $10,247      $ 21,442      $28,626      $ 25,401
Federal funds sold              6,570         3,520        2,250        56,145
Interest earning deposits          20         3,020        3,020            20
Unpledged securities           39,933        80,180       57,994        78,403
                              -------      --------      -------      --------
   Total liquid assets        $56,770      $108,162      $91,890      $159,969
                              =======      ========      =======      ========

Liquid ratios(1)
  Liquid assets to:
      Ending assets              26.4%         38.1%        28.7%         38.2%
      Ending deposits(2)         29.5%         42.4%        32.4%         42.6%

(1) Liquid assets include cash and due from banks, federal funds sold, interest-bearing deposits and market value of available-for-sale securities less book value of pledged securities.

(2)  Less pledged public deposits.

         The liquidity ratios reflect merchant reserves held primarily in non-interest bearing accounts to fund charge- backs to Humboldt Bank's Merchant Bankcard Department's merchants and the pledging of investments for selected deposits and current VISA and MasterCard pledging requirements.

         The increase in liquidity at September 30, 1999, compared to December 31, 1998, is mainly attributable to deposits acquired from the CalFed branch purchase acquisitions. The decrease in liquidity at December 31, 1998, compared to December 31, 1997, is mainly attributable to the pledging of investments for selected deposits and current Visa and MasterCard pledging requirements. The increase in liquidity at December 31, 1997, compared to December 31, 1996, is attributable to a substantial increase in deposits.

         The analysis of liquidity also includes a review of the changes that appear in the consolidated statements of cash flows for the first nine months of 1999. The statement of cash flows includes operating, investing, and financing categories. Operating activities include net income of $3.2 million, which is adjusted for noncash items and increases or decreases in cash due to changes in certain assets and liabilities. Investing activities consist primarily of both proceeds from and purchases of securities, and the impact of the net growth in loans. Financing activities present the cash flows associated with deposit accounts.

         Part of Humboldt Bancorp's normal lending activity involves making commitments to extend credit. One risk associated with the loan commitments is the demand on Humboldt Bancorp's liquidity that would result if a significant portion of the commitments were unexpectedly funded at one time. Humboldt Bancorp assesses the likelihood of projected funding requirements by reviewing historical patterns, current and forecasted economic conditions and individual client funding needs. At September 30, 1999, Humboldt Bancorp had $65.4 million in undisbursed commitments compared to $59.7 million at December 31, 1998, $47.2 million at December 31, 1997, and $38.5 million at December 31, 1996. Further, management maintains unpledged U.S. Government securities that are available to secure additional borrowings in the form of reverse repurchase agreements. At September 30, 1999, no U.S. Government Treasuries or Agencies at market value were available for reverse repurchase agreements. However, Humboldt Bancorp had U.S. Government Agency CMO's at market value of approximately $57.8 million which were unpledged. Management believes that this provides Humboldt Bancorp with the necessary liquid assets to satisfy funding requirements in the unlikely event of substantially higher than projected customer funding requirements.

Humboldt Bank Plaza

         On June 30, 1998, Humboldt Bank purchased from an unaffiliated party approximately 29 acres of property located at 2500 Fifth Street, Eureka, CA 95501. The property was purchased as a site for the future Humboldt Bank Plaza at a cost of approximately $2.9 million. At December 31, 1999, the property contained a building and a trailer park. The trailer park holds a lease which expires December 31, 2000, and which obligates it to pay monthly rent of $166.66, plus 12.5% of its gross rental income and 0.5% of its additional revenues.

         Humboldt Bank is working with an architect and a construction company on plans to renovate the building and the parking lot so that all of Humboldt Bancorp's and Humboldt Bank's administrative offices and departments will be located at the facility. Further, 20,090 square feet of the Plaza will be leased to the District Attorney's Family Support Division, a Humboldt County agency. During the initial year of the lease to the agency, monthly lease income will be $27,121.

         Humboldt Bancorp is internally financing the cost of the acquisition and the renovation. Although the final budget has not been completed or approved, the estimated cost to renovate the building to house the administrative offices and departments is between $3.3 million and $3.9 million. Humboldt Bancorp believes it will save approximately $135,000 per year in lease expenses and become more efficient by housing all administrative offices in one building. In addition, Humboldt Bancorp expects to sell its current property at 6th & G Streets, Eureka, California.

Financial Condition

                                                                                       Nine Months    Increase
(Dollars in Thousands)                                          Increase (Decrease)       Ended       (Decrease)
                              Year Ended December 31,          ---------------------  September 30,   ----------
                         ----------------------------------    1997 over   1998 over  -------------   12/31/98-
                           1996         1997         1998        1996        1997         1999         9/30/99
                         --------     --------     --------    ---------   ---------    --------      ---------
Assets                   $214,738     $284,087     $319,975     $69,349     $35,888     $419,167       $99,192
Liabilities              $195,138     $260,533     $292,127     $65,395     $31,594     $386,351       $94,224
Shareholders' Equity     $ 19,600     $ 23,554     $ 27,848     $ 3,954     $ 4,294     $ 32,816       $ 4,968

Capital Resources

         The Federal Reserve Board and the Federal Deposit Insurance Corporation have established minimum requirements for capital adequacy for bank holding companies and member banks. The requirements address both risk-based capital and leveraged capital. The regulatory agencies may establish higher minimum requirements if, for example, a corporation has previously received special attention or has a high susceptibility to interest rate risk.

         The following reflects Humboldt Bancorp's various capital ratios at September 30, 1999, and December 31, 1998, as compared to regulatory minimums:

                                                                          Minimum       Minimum Well
                                                       September 30,      Capital       Capitalized
                                 December 31, 1998         1999         Requirement     Requirement
                                 -----------------     -------------    -----------     -----------
Tier I capital                         11.75%              11.11%           4.0%            6.0%
Total risk-based capital               13.00%              12.33%           8.0%           10.0%
Leverage ratio                          8.12%               8.17%           4.0%            5.0%

         No regulatory agency has advised Humboldt Bancorp that it is deficient with respect to the Tier 1 leverage-ratio. Management is unaware of any current recommendations by regulatory authorities, which if implemented, would have a material adverse impact on future operating results, liquidity or capital resources.

Effects of Inflation

         Assets and liabilities of financial institutions are principally monetary in nature. Accordingly, interest rates, which generally move with the rate of inflation, have a potentially significant effect on Humboldt Bancorp's net interest income. Humboldt Bancorp attempts to limit inflation's impact of rates and net income margins through a continuing asset/liability management program.

Year 2000 Issue

         The Year 2000 problem arises when computer programs have been written having two digits rather than four to define the applicable year. As a result, date-sensitive software and/or hardware may recognize a date having 00 as the year 1900 rather than the year 2000. This could result in a system failure or other disruption of operations and impede normal business activities.

         The total cost associated with required modifications to become Year 2000 compliant is not expected to be material to Humboldt Bancorp's financial position. The estimated total cost of the Year 2000 project is approximately $500,000. A minimal amount, other than time of the committee members, has been expended on the Year 2000 project as of September 1999. Humboldt Bancorp is also expensing and reserving $10,000 a month for possible loan losses caused by Year 2000 problems. This reserve was approximately $220,000 at December 31, 1999.

         We have completed all phases of our Year 2000 compliance project and as of the date of this prospectus, we have not encountered any material Year 2000 problems.

Impact of Recent Accounting Pronouncements

         In June 1998, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments and for hedging activities. This new standard is effective for 2000 and is not expected to have a material impact on the financial statements of Humboldt Bancorp.

         In October 1998, the FASB issued SFAS No. 134, "Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise." SFAS No. 134 amends SFAS No. 65, "Accounting for Certain Mortgage Banking Activities," which establishes accounting and reporting standards for selected activities of mortgage banking enterprises and other enterprises that conduct operations that are substantially similar. SFAS No. 134 requires that after the securitization of mortgage loans held for sale, the resulting mortgage-backed securities and other retained interests should be classified in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," based on its ability and intent to sell or hold these investments. This new standard is effective for 1999 and is not expected to have a material impact on the financial statements of Humboldt Bancorp.

                          BUSINESS OF HUMBOLDT BANCORP

Introduction

         Humboldt Bancorp is a multi-bank holding company with two bank subsidiaries, Humboldt Bank and Capitol Valley Bank. In addition, Humboldt Bancorp owns a 50% interest in Bancorp Financial Services, a leasing corporation. Reference to Humboldt Bancorp in this section constitutes reference to Humboldt Bank, and Capitol Valley Bank. Reference to Humboldt Bank is a reference to just Humboldt Bank and reference to Capitol Valley Bank is a reference to just Capitol Valley Bank.

         Humboldt Bancorp was incorporated under the laws of the state of California on January 23, 1995. Humboldt Bancorp initially was organized for the purpose of becoming the holding company for Humboldt Bank. On January 2, 1996, the plan of reorganization was effected and shares of Humboldt Bancorp common stock were issued to the shareholders of Humboldt Bank in exchange for their Humboldt Bank common stock. Humboldt Bank was incorporated as a California state-licensed bank on March 13, 1989, and began its operations in the Eureka/Humboldt area of California on September 13, 1989. Capitol Valley Bank was incorporated as a California state-licensed bank on December 17, 1998, and began its operations in Roseville, California on March 3, 1999.

         In addition to its main branch located in Eureka, California, Humboldt Bank has nine branches located in Humboldt, Trinity and Mendocino counties. Capitol Valley Bank has one main branch office located in Roseville, California, 20 miles from downtown Sacramento. Bancorp Financial Services, a California corporation, is jointly owned by Humboldt Bancorp and Tehama Bancorp and makes automobile loans to consumers and commercial equipment leases of less than $100,000 to small businesses. Bancorp Financial Services markets its automobile products primarily in California but its equipment lease products nationally.

         As of September 30, 1999, Humboldt Bancorp had total assets of $419.2 million, total deposits of $375.8 million, and shareholders' equity of $32.8 million. Humboldt Bancorp's net income for the nine months ended September 30, 1999, and the year ended December 31, 1998, was $3.2 million and $4.0 million which was Humboldt Bancorp's ninth consecutive year of increasingly higher net income. For the year ended December 31, 1998, Humboldt Bancorp's return on average assets was 1.2% and return on average equity was 16.0%. Since the year ended December 31, 1994, Humboldt Bancorp has increased annual earnings by an average of 34.3% per year and increased return on average assets from 0.9% in 1994 to 1.2% in 1998. During the same period, Humboldt Bancorp has achieved a return on average equity greater than 14.5% in each year while maintaining high asset quality.

         From its origins as a one-branch bank in Eureka, California, Humboldt Bancorp has grown primarily through acquiring branches, opening new branches, creating Capitol Valley Bank, and expansion of new business lines. Humboldt Bank opened its first office in 1989 in Eureka, California, and acquired its next branch in 1991 in Fortuna, California. Humboldt Bank then acquired five of its branches from U.S. Bank: Arcata and McKinleyville in 1993, and Loleta, Weaverville and Willow Creek in 1995. In 1997, Humboldt Bancorp acquired its Garberville branch from First Nationwide Bank. On August 27, 1999, Humboldt Bank completed the acquisition of two branches of CalFed located in Eureka and Ukiah. Management believes the branch acquisitions have strengthened Humboldt Bank's market position by increasing our presence in our primary region of Humboldt and Trinity counties. Humboldt Bancorp plans to open a new branch in Eureka in the second quarter of 2000.

         In order to strengthen its market position in Capitol Valley Bank's market area of Roseville, California, in September, 1999, Humboldt Bancorp acquired the stock and services of the key executives of Silverado Merger Corporation, which was Silverado Bank, a bank in organization in Roseville, California. Silverado was in the process of raising the necessary capital to open as a commercial banking institution.

         Management of Humboldt Bancorp has historically searched for and developed non-traditional business lines for the company. An example of this is Humboldt's Bancorp's 50% joint venture, Bancorp Financial Services, formed in 1996. In addition to making automobile loans and commercial equipment leases, Bancorp Financial Services acquires leases and contracts which are then packaged as asset-backed securities for placement in the public securities market. Another example is Humboldt Bank's merchant bankcard services business line. These services involve collecting funds for, and crediting the accounts of, merchants for sales of merchandise and services to credit card customers. This department, including ATM activities, has grown significantly since 1993, and now is staffed by 86 employees and has total revenue of $10.2 million for the nine-month period ended September 30, 1999.

Business Strategy

         Continue to Seek Strategic Acquisitions. We intend to explore the acquisition of other community banks and branches of larger banks in the California market, to develop a banking presence in high-growth areas of Northern California. We believe that the consolidation in the banking industry, along with increased regulatory burdens, and concerns about technology and marketing, could likely lead the owners of community banks to explore the possibility of sale or combination with a broader-based holding company such as Humboldt Bancorp. We intend to operate acquired banks as separate subsidiaries to retain their boards of directors and the goodwill of the communities they serve. In addition, we intend to form community banks in areas of Northern California that may have lost their independent community banks through consolidation, merger, or acquisition. We believe that such opportunities are available and our ability to consummate such acquisitions will be enhanced by completion of the public offering and the creation of a more active public market for Humboldt Bancorp's common stock.

         Increase Efficiency of Operations. Humboldt Bancorp intends to commence an in-depth, company-wide study of methods to reduce costs and increase revenues as soon as feasible after the merger with Global Bancorp. Given our recent acquisitions, and the introduction of several new products and services, we believe there is an opportunity to reduce redundant costs within Humboldt Bancorp, as well as introduce existing products and services into our recently acquired operations. We intend to consolidate the operations of our acquired banks, combining such functions as financial administration, data processing, insurance, employee benefits and human resources support, and contracts for services. We are also in the process of renovating approximately 70,000 sq. ft. of office space for the consolidation of a majority of the organization's administrative offices and functions. Additional plans for this facility include the creation of a call center, which will provide bookkeeping and service support to our customers and various subsidiaries.

         Increase Earning Assets. With the CalFed branch acquisitions, which primarily include deposits with only a nominal amount of loans, Humboldt Bancorp will have a 56.2% loan-to-deposit ratio. Our goal is to increase earning assets in order to raise the loan-to-deposit ratio to approximately 80% by July 1, 2001. If this were to happen, we would expect our profitability to increase as higher yielding loans replace investment securities on our balance sheet. No assurance, however, can be given that we will meet this goal. One of our strategies to increase earning assets is the acquisition of Capitol Thrift. Capitol Thrift's branch network extends from central to southern California, and its primary focus is on loan products, rather than deposit products. We expect this emphasis to complement Humboldt Bancorp's current deposit products and marketing focus. We will also develop and expand the leasing activities and associated business lines through Bancorp Financial Services.

         Aggressively and Prudently Increase Market Share in Greater Sacramento/Roseville. Humboldt Bancorp's subsidiary, Capitol Valley Bank, opened in March 1999 in the Sacramento suburb of Roseville, California. Roseville was selected for our expansion into central California because it is one of the fastest growing regions in California. Employers such as Hewlett Packard and Oracle have created numerous jobs in the Roseville area over the past 10 years. Subsequently, in September 1999 Humboldt Bancorp, through Capitol Valley Bank, acquired Silverado Merger Corporation, which under the name of Silverado Bank (In organization) had been raising capital in anticipation of opening a community bank in Roseville. The acquisition of Silverado not only removes a potential competitor from the marketplace, but more importantly, we believe it significantly increases our market presence and depth in the Sacramento/Roseville market.

         Capitalize on Humboldt Bank's Market Position. Humboldt Bank currently holds the largest share of FDIC- insured deposits in Humboldt County at 25.2%. It also holds 28.2% of FDIC-insured deposits in Trinity County. Our goal is to increase our market share position by opening new branches and increasing our current operations in the region. Current plans are underway to open an additional branch in the Henderson Center business area of Eureka. The additional branch should increase market share and provide an additional convenient location to serve Humboldt Bank's current customer base. Humboldt Bank's new President, John Dalby, intends to continue Humboldt Bank's strong sales culture in order to aggressively pursue new loan business and cross-sell additional bank services while strictly adhering to our prudent and proven loan approval process.

         Expand non-lending, and fee-based activities. We will continue to develop non-interest sources such as Merchant Bankcard activities, which has developed into an area of financial and strategic importance for us. We intend to expand the proprietary merchants portfolio, which produces greater profits and allows us more control over merchant accounts than portfolios initiated by independent servicing and marketing organizations. We also intend to expand our Internet delivery system, allowing us to aggressively identify and market our services to smaller merchants. We intend to continue our ATM funding programs, which constitute another important source of fee-based income to the organization. We will develop our insurance and investment programs as yet another source of non-interest income, and expand our electronic banking services to complement delivery of both traditional banking services and newer offerings, such as online cash management, bill payment and stock quotes and trading.

Proposed Private Placement - Trust Preferred Securities

        In order to raise capital to assist in the acquisition of Global Bancorp and to increase its regulatory capital, Humboldt Bancorp intends to raise up to $5 million through the private placement of trust preferred securities.
Humboldt Bancorp intends to sell the trust preferred securities through a placement agent to institutional investors. No assurances can be given that Humboldt Bancorp will be successful in placing the trust preferred securities. In the event Humboldt Bancorp is not successful in placing the trust preferred securities, it will seek some other type of Tier 1 capital securities to finance the Global Bancorp acquisition.

        Trust preferred securities are a hybrid form of security which is considered debt, with interest paid deductible for income tax purposes, but is also considered Tier 1 capital for bank regulatory purposes. Humboldt Bancorp intends to form a trust which will issue the preferred securities to institutional investors. Proceeds received from the sale of the preferred securities will be used by the trust to purchase subordinated debentures from Humboldt Bancorp. In general, the interest paid on the preferred securities will be equal to the interest paid on the subordinated debentures, and Humboldt Bancorp will guarantee the repayment of the preferred securities by the trust.

        Trust preferred securities do not convert into common stock and, therefore, will not be dilutive to the shareholders of Humboldt Bancorp. However, interest on the trust preferred securities must be paid ahead of dividends, if any, to holders of Humboldt Bancorp common stock and may restrict the ability of Humboldt Bancorp to declare dividends on its common stock. Further, the trust preferred securities will have a liquidation preference to the Humboldt Bancorp common stock.

Banking Services

         To retain existing customers and attract new customers, Humboldt Bank offers a broad range of services, including automated teller machines, credit card and merchant bankcard services, ACH services, and daily courier services. In addition, Humboldt Bank maintains close relationships with its customers by providing direct access to senior management during and after normal business hours, rapid response to customer requests, and specialized market area knowledge of the communities in northern California.

Lending Activities

          Humboldt Bancorp concentrates its lending activities in real estate, commercial, lease financing, credit card and consumer loans, made almost exclusively to individuals and businesses primarily in Northern California. Humboldt Bancorp has no foreign loans. The net loan and lease portfolio as of September 30, 1999, and December 31, 1998, totaled $203.1 million and $186.0 million which represented 54.0% and 65.5% of total deposits and 48.5% and 58.1% of total assets. Humboldt Bancorp also generates fee income by servicing mortgage loans. See "Loan Servicing" below.

         Real Estate Loans and Real Estate Banking Operations

         Real Estate - Construction

         Humboldt Bancorp makes loans to finance the construction of residential and commercial properties and to finance land acquisition and development. At September 30, 1999 and December 31, 1998, Humboldt Bancorp had outstanding real estate-secured construction loans totaling $23.0 and $20.7 million, representing 11.3% and 11.1% of Humboldt Bancorp's net loan portfolio. The concentration in the construction loan portfolio has been on owner-occupied single family construction loans.

         Humboldt Bancorp's owner-occupied single family construction loans typically have a maturity of up to nine months and are secured by deeds of trust and usually do not exceed 80% of the appraised value of the home to be built.

          Loans to developers for the purpose of acquiring unimproved land and developing such land into improved 1-to-4 residential lots typically have a maturity of 12 to 24 months; have a floating rate tied to the prime rate; usually do not exceed 75% of the appraised value; are secured by a first deed of trust and requires the borrower or its principals personally to guarantee repayment of the loan. To also reduce the risks inherent in construction lending, Humboldt Bancorp limits the number of properties which can be constructed on a "speculative" or unsold basis by a builder at any one time to 2 to 4 houses.

         Commercial construction loans are underwritten using the actual or estimated cash flow the secured real property would provide to an investor in the event of a default by the borrower. A debt coverage ratio of 1.25:1 and a maximum loan to value of 70% is required in most cases.

         Real Estate - Owner-Occupied, Single-Family Residential

         Humboldt Bancorp also originates owner-occupied, single-family, residential real estate loans in its market area. At September 30, 1999 and December 31, 1998, Humboldt Bancorp had outstanding owner-occupied, single-family, residential real estate loans totaled $42.5 and $35.2 million. Humboldt Bancorp originates fixed-rate mortgage loans and adjustable-rate residential mortgage loans. Fixed-rate mortgages are at competitive rates and adjustable-rate loans currently offered by Humboldt Bancorp have interest rates which adjust every one, three or five years from the closing date of the loan or on an annual basis commencing after an initial fixed-rate period of one, three or five years in accordance with a designated index, plus a stipulated margin. Humboldt Bancorp originates residential mortgage loans with loan-to-value ratios of up to 95%. On any mortgage loan exceeding an 80% loan-to-value ratio at the time of origination, however, Humboldt Bancorp requires private mortgage insurance in an amount intended to reduce Humboldt Bancorp's exposure to 80% of the appraised value of the underlying collateral. Also, at September 30, 1999, Humboldt Bancorp had approximately $14.1 million in home equity line of credit loans, representing approximately 6.9% of its gross loan portfolio. Humboldt Bancorp's home equity lines of credit have adjustable interest rates tied to the prime interest rate plus a margin.

         Generally, Humboldt Bancorp sells its owner-occupied, single-family, residential fixed-rate loans to institutional investors in the secondary market, but retains the servicing of such loans. There were $.7 million real estate loans pending sale at September 30, 1999.

         Real Estate - Commercial and Agricultural

         In order to enhance the yield on and decrease the average term to maturity of its assets, Humboldt Bancorp originates permanent loans secured by commercial real estate. Humboldt Bancorp's commercial real estate loan portfolio includes loans secured by small apartment buildings, strip shopping centers, small office buildings, farms and other business properties, generally located within Humboldt Bancorp's primary market area. Real estate commercial and agricultural loans are secured by both commercial and single-family property. At September 30, 1999 and December 31, 1998, Humboldt Bancorp had outstanding real estate secured commercial and agricultural loans totaling $91.8 million and $80.2 million.

         Business Loans

         Humboldt Bancorp's commercial loans consist of (i) loans secured by commercial real estate and (ii) business loans which are not secured by real estate or if secured by real estate, the principal source of repayment is expected to be business income. For a discussion of Humboldt Bancorp's loans secured by commercial real estate lending see " -- Real Estate - Commercial and Agricultural." Business loans include revolving lines of credit, working capital loans, equipment financing, letters of credit and inventory financing. At September 30, 1999, and December 31, 1998, Humboldt Bancorp had business loans totaling $35.5 million and $34.0 million, representing 17.5% and 18.3% of Humboldt Bancorp's net loan portfolio.

          Typically, business loans are floating rate obligations and are made for terms of 5 years or less, depending on the purpose of the loan and the collateral. No single business customer accounted for more than 2.3% of total gross loans at September 30, 1999.

         Lease Financing Loans

         Humboldt Bancorp makes lease financing loans to finance credit card swipe machines and other small ticket leases. The dollar amount of each lease usually ranges from under $2,000 to $5,000 and the term is approximately three to five years. At September 30, 1999, and December 31, 1998, Humboldt Bancorp had outstanding lease financing loans totaling $7.5 and $9.9 million, representing 3.7% and 5.3% of Humboldt Bancorp's net loan portfolio.

         Credit Card and Related Service

         Humboldt Bank offers credit card accounts through its participation as a principal member of Visa. Management believes that providing credit card services to its customers helps Humboldt Bank remain competitive by offering an additional service. Currently Humboldt Bank does not actively solicit credit card business beyond its customer base and market area. At September 30, 1999, and December 31, 1998, credit card loans totaled $3.6 and $5.7 million, or 1.8% and 3.1% of Humboldt Bancorp's net loan portfolio.

         Consumer Loans

         The consumer loans originated by Humboldt Bancorp include automobile loans and miscellaneous other consumer loans, including unsecured loans. Consumer lending affords Humboldt Bancorp the opportunity to earn yields higher than those obtainable on single-family residential lending. At September 30, 1999, and December 31, 1998, consumer loans totaled $1.9 and $2.1 million, or
 .9% and 1.1% of Humboldt Bancorp's net loan portfolio.

         Other Loans

         At September 30, 1999 and December 31, 1998, Humboldt Bancorp had outstanding other loans totaling $1.3 million and $2.1 million. These loans consist mainly of overdrafts of less than 30 days' duration and state and political loans.

         Loan Servicing

         Humboldt Bank sells the majority of its mortgage and all of its Small Business Administration loans it originates to institutional investors. However, it retains the servicing on these loans in order to generate ongoing revenues. Humboldt Bank's servicing portfolio in which it has sold ownership but retains the servicing was $158.0 and $144.5 million at September 30, 1999 and December 31, 1998, respectively.

Savings and Deposit Activities

         Humboldt Bancorp offers customary banking services including personal and business checking, savings accounts, time certificates of deposit, IRA, and Keogh accounts. Most of Humboldt Bancorp's deposits are obtained from commercial businesses, professionals, and individuals with high income or net worth. In addition, Merchant Bankcard reserves are held primarily in non-interest bearing accounts. See "-Merchant Bankcard."

         The following table sets forth certain information with respect to Humboldt Bancorp's savings and deposit activities as of December 31, 1998, and September 30, 1999.

(Dollars in Thousands)                      December 31, 1998      September 30, 1999
                                           --------------------   --------------------
                                           Number of   Average    Number of    Average
                                           Accounts    Balance     Accounts    Balance
                                           --------    --------   ---------    -------
Demand deposit accounts                     11,973     $ 10,022     15,510     $  9,432
Savings and money market                    17,508        2,795     16,949        3,779
Time certificates in excess of $100,000        252      180,803        371      155,424
Time certificates less than $100,000         3,566       19,483      5,550       19,425
                                            ------     --------     ------     --------
         Totals                             33,299     $  8,528     38,380     $  9,792
                                            ======     ========     ======     ========

         Humboldt Bancorp has not obtained any deposits through deposit brokers and has no present intention of using brokered deposits as a source of funding.

Merchant Bankcard

         In 1993, Humboldt Bank established a merchant draft processing operation ("Merchant Bankcard"). Since that time the operation has grown steadily both in volume and scope of activities. In general, Merchant Bankcard services involve collecting funds for, and crediting the accounts of, merchants for sales of merchandise and services to credit and debit card customers. The Merchant Bankcard department specializes in providing processing for first time merchants and small-to medium-sized merchants in the retail, telephone, mail order and Internet commerce industries. While these merchants vary in size, a typical merchant customer generates approximately $40,000 in annual credit card charge volume. Humboldt Bank believes that there is a market for providing Merchant Bankcard services to these merchants that are often overlooked by larger banks. For the nine months ended September 30, 1999, no one merchant accounted for more than 2% of Merchant Bankcard's total gross processing volume. At September 30, 1999, the Merchant Bankcard department provided processing services to approximately 64,000 merchants.

         The transaction processing industry provides merchants with credit and debit card processing services. The industry has grown rapidly in recent years as a result of wider merchant acceptance and rapid technological advances within the bank card industry.

         Humboldt Bank markets its Merchant Bankcard services through independent service and marketing organizations ("ISO"s). In most cases, the ISOs solicit merchant accounts and perform the service and collection function while Humboldt Bank provides the accounting and credit function. For these functions, Humboldt Bank receives an average processing fee of approximately 0.15%. As of September 30, 1999, the three ISOs engaged by

Humboldt Bank, as described above, represented 59,315 merchant accounts. Further, those three ISOs represented $2,040.0 million of total Merchant Bankcard gross processing volume for the nine months ended September 30, 1999. These three contracts expire in 2000, 2002, and 2004. During the fourth quarter of 1999, two additional ISOs signed contracts for this service with Humboldt Bank.

         In 1997, Humboldt Bank began an additional unit within the Merchant Bankcard department where all servicing aspects of the relationship with the merchant are performed by Humboldt Bank, although Humboldt Bank still relies on independent sales organizations for solicitation of merchants. Humboldt Bank categorizes these types of accounts as proprietary accounts ("Proprietary"). For these additional services, Humboldt Bank is able to retain more income from the service and processing fees paid than when an ISO is involved. For example, Humboldt Bank receives a service fee of approximately 4% of the gross processing volume. For the nine months ended September 30, 1999, Proprietary accounts represented $143.8 million of total Merchant Bankcard gross volume and 4,835 merchant accounts at period end. The Proprietary accounts segment of Humboldt Bank's merchant processing portfolio is growing much more rapidly than the ISO segment. For example, for the nine months ended September 30, 1999 net revenues for the Proprietary account segment have grown 150.0% relative to the same time period in 1998, while net revenues for the ISO segment have grown 9.5% relative to the same time period in 1998.

         Humboldt Bancorp intends to continue to expand the Proprietary account segment of its business. The rapid acceptance of the Internet as a method to transact commerce has led to an increase in the number of smaller Internet-based merchants. Humboldt Bank believes its processing services are well suited to these lower volume merchants. In order to attract these Internet-based merchants, as well as other merchants who have access to the Internet, Humboldt Bank has hired an individual with extensive Internet-related marketing experience to lead its efforts in this arena. In addition, Humboldt Bank has entered into several key relationships with web site providers and gateway services that cater to business services for merchants for the purpose of advertising Humboldt Bank's merchant bankcard services. In addition, Humboldt accepts applications for merchant processing services at its Merchant Bankcard web site, www.merchant.humboldtbank.com.

         Many of the merchants processing through the Merchant Bankcard department accept consumers' credit card numbers over the telephone. There are no signed drafts and the entire process is handled electronically. Since consumers find these transactions easier to dispute than transactions involving signed drafts, the charge-back rates for services provided over the telephone and through the Internet are generally higher. Further, because most of the merchants are located outside the Humboldt-Eureka, California area, they require more Humboldt Bank personnel to follow and monitor their accounts. Humboldt Bank views its risk management and fraud avoidance practices as integral to its operations and overall success because of Humboldt Bank's potential liability for merchant fraud, charge backs and other losses. While the first time and small to medium sized merchants may be potentially lucrative to Humboldt Bank, these accounts are perceived high risk because of lack of business experience and higher monitoring costs. For ISO accounts, risk is mitigated by requiring merchant reserves and by ISO reserves and guarantees. For the Proprietary account segment, risk management and fraud control occur initially at the application stage when merchant applications are reviewed against certain criteria to determine acceptance or denial. Furthermore, Humboldt Bank addresses these risks by actively monitoring all merchants on a daily basis, employing an aggressive fraud control team, requiring personal guarantees for nearly all merchants and holding reserve deposits for certain merchants. These deposits are primarily non-interest bearing and totaled $55.5 million at September 30, 1999.

         In the event a consumer is dissatisfied with the merchandise or service, in general, a merchant must accept a charge-back for a period of 120 days. The merchant's checking account is debited with the charge-back if sufficient funds exist; otherwise, the merchant's reserve funds are debited. If a merchant's reserves are insufficient to fund the charge-back and an ISO is involved, Humboldt Bank looks to the applicable and available guarantee, if any, of the ISO. If the merchant's reserve is exhausted and either (i) an ISO is involved but no guarantee is applicable or available, or (ii) no ISO is involved, Humboldt Bank uses its internal reserves to fund the charge-back.

         A summary of the Merchant Bankcard Department's merchant bankcard activities for the nine months ended September 30, 1999, and the years ended December 31, 1996, 1997 and 1998 is set forth below:

                                                                          Nine Months
(Dollars in Thousands                                                        Ended
except for number                     Year Ended December 31,            September 30,
of accounts)                 ----------------------------------------    -------------
                                1996           1997           1998           1999
                             ----------     ----------     ----------     ----------
Number of Accounts:
  ISO                            23,806         32,694         59,595         59,315
  Proprietary                        15            412          2,754          4,835
                             ----------     ----------     ----------     ----------
    Total                        23,821         33,106         62,349         64,150
                             ==========     ==========     ==========     ==========
Gross Processing Volume:
  ISO                        $1,148,999     $1,419,355     $2,100,500     $2,041,227
  Proprietary                         1          8,645         71,500        143,773
                             ----------     ----------     ----------     ----------
    Total                    $1,149,000     $1,428,000     $2,172,000     $2,185,000
                             ==========     ==========     ==========     ==========
Net Processing Revenue:
  ISO                        $       --     $    3,229     $    3,026     $    2,172
  Proprietary                        --              9            178          2,084
                             ----------     ----------     ----------     ----------
    Total                    $       --     $    3,238     $    3,204     $    4,256
                             ==========     ==========     ==========     ==========

         A summary of the Merchant Bankcard Department's reserves for the nine months ended September 30, 1999, and the years ended December 31, 1996, 1997 and 1998, is set forth below:

                                                                     Nine Months
                                                                        Ended
(Dollars in Thousands)           Year Ended December 31,            September 30,
                          -------------------------------------     -------------
                           1996           1997           1998           1999
                          -------        -------        -------        -------
Merchant's Reserves:
  ISO                     $21,267        $32,957        $45,088        $50,210
  Proprietary                  --             82          1,881          5,244
                          -------        -------        -------        -------
    Total                 $21,267        $33,039        $46,969        $55,454
                          =======        =======        =======        =======
Internal Reserves:
  ISO                     $   582        $   680        $   920        $ 1,030
  Proprietary                  --              3             34            308
                          -------        -------        -------        -------
    Total                 $   582        $   683        $   954        $ 1,338
                          =======        =======        =======        =======

         A summary of the Merchant Bankcard Department's losses for the nine months ended September 30, 1999, and for the years ended December 31, 1996, 1997 and 1998, in connection with merchant bankcard services involving an ISO, and for losses in connection with its own merchant bankcard services when an ISO was not involved, is set forth below:

                                                                        Months
                                                                         Ended
                               For Years Ended December 31,          September 30,
                          -------------------------------------      -------------
                           1996           1997           1998            1999
                          -------        -------        -------         ------
  ISO Servicing Loss      $29,250        $14,682        $    --         $   --
  Proprietary Loss        $    --        $    --        $17,829         $1,315

         Merchant bankcard processing services are highly regulated by credit card associations such as VISA. In order to participate in the credit card programs, Humboldt Bank must comply with the credit card association's rules and regulations which may change from time to time. During November 1999, VISA adopted several rule changes to reduce risks in high risk merchant bankcard programs and these rule changes affect Humboldt Bank's Merchant Bankcard business. These changes include a requirement, enacted in December 1999, which requires a processor's reported fraud ratios be no greater than three times the national average. At September 30, 1999 (the most recent period available from VISA) Humboldt Bank's overall fraud ratio was above the VISA requirement. However, only one of Humboldt Bank's ISO portfolios is above this requirement, and Humboldt Bank expects the entire portfolio to be in compliance with this requirement by March of 2000. Humboldt Bank's fraud ratio in its Proprietary account portfolio was 1.48 times the national average for VISA transactions at September 30, 1999.

         Other VISA changes announced in November of 1999 included the requirement that total processing volume in certain high-risk categories (as defined by VISA) be less than 20% of total processing volume. At June 30, 1999 (the most recent information available from VISA) Humboldt Bank's total VISA transactions within these certain high-risk categories were 15.7% of VISA total processing volume. Although these merchants are categorized as high-risk, Humboldt Bank has taken precautions such as requiring higher deposits, daily monitoring and aggressive fraud control, and to date has not seen extraordinary losses in these categories.

         Other changes VISA announced in November 1999 include a requirement that weekly VISA volumes be less than 20% of an institution's tangible equity capital, and a requirement that aggregate charge-backs for the previous six months be less than 5% of the institution's tangible equity capital. At June 30, 1999, (the most recent information available from VISA) Humboldt Bank's weekly VISA volume was 162% of tangible equity capital, and aggregate charge-backs for the previous six months were 54% of tangible equity capital.

         Merchant Bankcard participants, such as Humboldt Bank, must comply with these new VISA rules by filing a compliance plan with VISA by February 12, 2000. At this time, Humboldt Bank does not believe that it will be able to submit a plan that is in full compliance with the VISA requirements. Humboldt Bank intends to seek a waiver of these requirements from VISA. However, should VISA not grant Humboldt Bank a waiver, Humboldt Bank would need to significantly restructure the Merchant Bankcard Department which would adversely affect Merchant Bankcard revenues. Initially, Humboldt Bank would focus on the higher margin processing of its Proprietary portfolio. In addition, Humboldt Bank could form a consortium of financial institutions in order to meet VISA's capital requirement and continue to process for the higher volume ISOs.

ATM Funding

         In 1996, Humboldt Bank began its automated teller machine ("ATM") funding activities by sponsoring several non-bank companies that place and service ATMs in various public places such as restaurants, stores, and gas stations. ATM networks such as Star, Plus and Cirrus require a placement company to be sponsored by a chartered financial institution. Humboldt Bank sponsors these companies, and provides cash for their ATMs. Humboldt Bank contracts with bonded money carriers and correspondent vault centers throughout the nation to provide a ready amount of cash when these placement companies require. Humboldt Bank earns a fee for each sponsored transaction and a fee for the cash advanced.

         For the nine months ended September 30, 1999, and for the years ended December 31, 1998 and December 31, 1997, ATM funding was $11.1 million, $13.9 million and $10.2 million, respectively. Losses related to the ATM funding activities for the nine months ended September 30, 1999, and for the years ended December 31, 1998 and December 31, 1997 were $0, $3,340 and $0, respectively.

Capitol Valley Bank

         In March, 1999, Humboldt Bancorp contributed capital totaling $4.5 million to form Capitol Valley Bank. Capitol Valley Bank is located in Roseville, California, and opened for business March 3, 1999. Humboldt Bancorp


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
believes that the Sacramento-Roseville, California market represents an attractive location to do business for a community bank. The Sacramento-Roseville region's infrastructure contains a major airport, deep-water port, transcontinental railroad, and an interstate freeway system. Roseville is located approximately 20 miles northeast of downtown Sacramento. The city of Roseville is an important link along the Interstate 80 corridor linking Sacramento and Auburn, California, and Reno, Nevada. Capitol Valley Bank will focus primarily on products and services for individuals, professionals and small and middle-size businesses.

         In September 1999, Humboldt Bancorp entered into an agreement to acquire all the outstanding shares of Silverado Merger Corporation which was Silverado Bank, a bank in organization, which had yet to raise the necessary capital to open as a commercial banking institution, for 45,002 shares of Humboldt Bancorp common stock and warrants to purchase up to 90,000 shares of Humboldt Bancorp common stock at $12.00 per share. In the event Capitol Valley Bank fails to achieve certain business objectives such as developing new business accounts, (i) Humboldt Bancorp has the right to repurchase the 45,002 shares of common stock for $1.00 each, and (ii) the warrants to purchase up to 90,000 shares of common stock for $12.00 per share cannot be exercised. As part of the acquisition, Capitol Valley Bank hired Silverado Merger Corporation's president, and entered into non-competition agreements with the shareholders of Silverado Merger Corporation prohibiting them from participating in any financial institution within 30 miles of Capitol Valley Bank until December 31, 2002. In addition, Capitol Valley Bank's board was expanded to include three to five new directors consisting of some of the prior directors of Silverado Merger Corporation. Finally, as part of the acquisition agreement, some shareholders and supporters of Silverado Merger Corporation purchased $1.6 million of Humboldt Bancorp's restricted common stock at $12.00 per share pursuant to a private placement.

         Silverado Merger Corporation has no operations, and all of its obligations and liabilities were extinguished prior to consummation of the merger. Therefore, Silverado Merger Corporation's financial statements are immaterial. Humboldt Bancorp acquired Silverado Merger Corporation to expand Capitol Valley Bank's presence in the Sacramento-Roseville, California area through business associates and contacts of the former directors and organizers of Silverado Merger Corporation.

         As of September 30, 1999, Capitol Valley Bank had total assets of $12.4 million, total loans of $3.9 million, and total deposits of $9.1 million.

Bancorp Financial Services

         During 1996, Humboldt Bank entered into a joint venture with Tehama Bank, Red Bluff, California, to organize and share equally in a subsidiary leasing company, Bancorp Financial Services. Bancorp Financial Services was organized as a California corporation on November 25, 1996, and Humboldt Bank and Tehama Bank each contributed $2.0 million towards its capitalization as of January 2, 1997. Subsequently during 1998, Humboldt Bank and Tehama Bank each contributed their interests in Bancorp Financial Services to their respective holding companies, Humboldt Bancorp and Tehama Bancorp. Bancorp Financial Services makes consumer automobile loans and commercial equipment leases, of less than $100,000, to small businesses.

         In addition to making leases and loans, Bancorp Financial Services buys and services commercial equipment lease contracts throughout the United States directly from lessors, brokers, finance companies, banks and thrifts nationwide. Bancorp Financial Services also buys and services consumer automobile contracts primarily in Northern California. While it maintains its own portfolio of contracts, the majority of acquired leases are sold to its wholly-owned subsidiary, BFS Funding Corporation, which packages the leases as asset-backed securities for placement in the public market on a non-recourse basis. Bancorp Financial Services retains the servicing and management of all leases it acquires regardless of their subsequent sale. Likewise, Bancorp Financial Services acquires consumer automobile contracts from dealers throughout Northern California and similarly repackages and sells the payment streams to institutional investors in the financial marketplace while retaining the servicing. In addition to service fees, Bancorp Financial Services generates income through spreads on its lease portfolio, loan portfolio, gains on sales, and ongoing fees and charges.

         Previously, Humboldt Bank purchased leases from Bancorp Financial Services. It is not anticipated that Humboldt Bank will acquire leases from Bancorp Financial Services in the future. In addition, Humboldt Bank has extended credit to Bancorp Financial Services. See "Certain Relationships and Related Transactions."

         The Bancorp Financial Services board of directors consists of seven members including Bancorp Financial Services' Chief Executive Officer, Kevin D. Cochrane, and three members representing each of Humboldt Bancorp and Tehama Bancorp. Humboldt Bancorp has elected Theodore S. Mason, Lawrence Francesconi, and Gary L. Evans to the board of directors of Bancorp Financial Services.

         Humboldt Bancorp accounts for its investment in Bancorp Financial Services using the equity method. For the nine months ended September 30, 1999, and the years ended December 31, 1998 and 1997, Humboldt Bancorp recognized revenue of $300,000, $259,000, and $22,000, respectively.

Acquisition of California Federal Branches

         On August 27, 1999, Humboldt Bank completed the acquisition of two branches located at 959 Myrtle Avenue, Eureka, CA 95501, and 607 South State Street, Ukiah, CA 95482, from CalFed. Under the terms of the purchase agreement, Humboldt Bank acquired all of the fixed assets relating to CalFed's Eureka and Ukiah branch offices. Humboldt Bank primarily acquired the two CalFed branches for access to their deposits. The purchase price for the two branches was equal to approximately 3.25% of the aggregate deposits acquired by Humboldt Bank. Total deposits acquired by Humboldt Bank were approximately $72.2 million and loans acquired were approximately $0.1 million.

Human Resources

         At September 30, 1999, Humboldt Bancorp employed a total of 320 full-time equivalent employees, consisting of 103 salaried persons and 217 hourly persons, respectively. None of Humboldt Bancorp's employees are represented by a collective bargaining group. Management considers its relations with its employees to be excellent.

Competition

         Humboldt Bancorp's primary market area consists of Humboldt and Trinity counties and nearby communities of adjacent counties. Humboldt Bancorp has recently entered into the Placer county market with the opening of Capitol Valley Bank in Roseville, California.

         Humboldt Bancorp actively competes for all types of deposits and loans with other banks and financial institutions located in its service area, including credit unions which are able to offset more favorable savings rates and loan rates due primarily to favorable tax treatment. In California generally, major banks and local regional banks dominate the commercial banking industry. By virtue of their larger capital bases, such institutions have substantially greater lending limits than those of Humboldt Bancorp, as well as more locations, more products and services, greater economies of scale and greater ability to make investments in technology for the delivery of financial services.

         An independent bank's principal competitors for deposits and loans are other banks, particularly major banks, savings and loan associations, credit unions, thrift and loans, mortgage brokerage companies and insurance companies. Increased deregulation of financial institutions has increased competition. Other institutions, such as mutual funds, brokerage houses, credit card companies and even retail establishments have offered new investment vehicles, such as money-market funds, that also compete with banks. The direction of federal legislation in recent years favors competition between different types of financial institutions and encourages new entrants into the financial services market, and it is anticipated that this trend will continue.

         Humboldt Bancorp's strategy for meeting competition has been to maintain a sound capital base and liquidity position, employ experienced management, and concentrate on particular segments of the market, particularly businesses and professionals, by offering customers a degree of personal attention that, in the opinion of management, is not generally available through Humboldt Bancorp's larger competitors. Humboldt Bancorp relies upon specialized services, responsive handling of customer needs, local promotional activity, and personal contacts by its officers, directors and staff, compared with large multi-branch banks that compete primarily on interest rates and location of branches. The acquisition of Capitol Thrift will increase Humboldt Bancorp's loan portfolio and the continuation of Capitol Thrift's industrial loan charter will provide favorable lending terms so as to assist Humboldt Bancorp to compete with institutions for more loans. No assurance can be given that Humboldt Bancorp will be able to compete successfully for more loans. Also, no assurance can be given that, because of customer loyalty, available products and services or other reasons, customers in Humboldt Bancorp's branches will not withdraw their business and establish a banking relationship with other competitors.

         Historically, insurance companies, brokerage firms, credit unions and other non-bank competitors have less regulation than banks and can be more flexible in the products and services they offer. The Financial Services Modernization Act of 1999 eliminates most of the separations between banks, brokerage firms and insurance companies by permitting securities firms and insurers to buy banks and for banks to underwrite securities and insurance. Generally speaking, the Act is likely to increase competition for community banks such as Humboldt Bank, Capitol Valley Bank and Capitol Thrift, but may also cause consolidations and mergers with larger competitors and resources. The Act may also increase cross-border consolidations and mergers.

Properties

         The following table sets forth information about Humboldt Bancorp's subsidiaries offices as of December 31, 1999.

                                                                                                      Occupied
Location                                    Type of Office            Owned/Lease         Size         Since
--------                                    --------------            -----------         ----         -----
Humboldt Bank
701 Fifth Street, Eureka              Administrative/Main Branch         Owned           19,800        1989

1063 G Street, Arcata                 Branch                             Owned            4,660        1993

1360 Main Street, Fortuna             Branch                             Owned            5,770        1991

2095 Central Avenue,                  Branch                             Owned            2,500        1993
McKinleyville

612 G Street, Eureka                  Administrative                     Owned           15,000        1994

358 Main Street, Loleta               Branch                             Owned            2,400        1995

39171 Highway 299,                    Branch                             Owned            5,715        1995
Willow Creek

409 Main Street, Weaverville          Branch                             Owned            2,112        1995

605 K Street, Eureka                  Administrative                     Lease           10,000        1996

915 Redwood Drive, Garberville        Branch                             Lease            3,100        1997

555 H Street, Eureka                  Administrative                     Lease            1,945        1997

710 Fifth Street, Eureka              Administrative                     Lease            1,100        1997

                                                                                                      Occupied
Location                                    Type of Office            Owned/Lease         Size         Since
--------                                    --------------            -----------         ----         -----
539 G Street, Eureka                  Administrative                     Lease            1,000        1998

2830 G Street, Eureka                 Administrative                     Lease            1,000        1998

2851/2861 E Street, Eureka            Branch                             Purchase         2,500     1999 Owned
(Henderson Center)                                                                                    (Under
                                                                                                  Construction)

2440 Fifth Street, Eureka             Land for Humboldt Bancorp          Owned           70,000        1999
                                      Plaza

607 South State Street, Ukiah         Branch                             Owned            4,500        1999

959 Myrtle Avenue, Eureka             Branch                             Lease            3,500        1999

1001 Searles Street, Eureka           Administrative                     Lease            3,450        1999

Capitol Valley Bank

1601 Douglas Boulevard,               Main Branch                        Lease            3,955        1998
Roseville

         Rental expense for all leases of premises was for the nine months ended September 30, 1999, $257,000, and for the years ended December 31, 1998, 1997, and 1996, $269,000, $128,000, and $94,000, respectively. Rental income from all properties owned and leased was for the nine months ended September 30, 1999, and for the years ended December 31, 1998, 1997, and 1996, $228,000, $177,000,
$65,000, and $69,000, respectively.

Legal Proceedings

         On December 7, 1998, the case of Freeman, et al. v. Citibank (South Dakota), N.A., et al., Civil Action No. CV-98-RRA-3029-S, was filed in the United States District Court, Northern District of Alabama, Northern Division. This case is a purported class action brought on behalf of Mr. Freeman and others similarly situated (VISA credit cardholders issued by Citibank (South Dakota), hereinafter "Citibank"), against Citibank and VISA International (hereinafter "VISA") to (i) enjoin the collection of debts charged to Citibank VISA cards for gambling at Internet casino websites; (ii) have Internet casino gambling declared unlawful; and (iii) recover all payments including principal, interest and penalties received by Citibank and VISA related to such debts. Mr. Freeman is alleging that Citibank and VISA were facilitating, participating in and profiting from gambling by allowing Mr. Freeman to use his Citibank VISA card to purchase "e-cash" at a website owned and operated by a provider of such "virtual" commodity (hereinafter the "Merchant Provider"), which he accessed from an on-line casino operation. Mr. Freeman proceeded to play the game of blackjack with his e-cash and lost $30. The action alleges violation of the federal Wire Act and the federal Racketeering Influenced and Corrupt Organizations Act ("RICO"). Mr. Freeman is seeking treble damages pursuant to RICO, punitive damages and attorney's fees, in addition to compensatory damages and declaratory relief. Citibank has pending a motion to compel arbitration in the case; the plaintiff has moved to consolidate this action with others which have been filed against VISA across the country. Neither motion has been heard by the court to date.

         Humboldt Bank is not a defendant in the Freeman case. However, Humboldt Bank provides merchant processing for the Merchant Provider used by Mr. Freeman, and on April 21, 1999, Citibank sent a letter to Humboldt Bank seeking indemnity for the Freeman action pursuant to VISA regulations. Humboldt Bank and Citibank have had preliminary discussions regarding this matter, but Humboldt Bank at this time has neither acknowledged nor disputed the applicability of the VISA regulation cited by Citibank. The Freeman action is in its preliminary stages and the outcome at this time cannot be determined. A similar lawsuit in a United States District Court in Wisconsin (not involving Humboldt Bank insofar as is known) was recently dismissed; however, that decision is not binding on the Freeman Court. Until the Freeman action is ultimately determined, any potential action against Humboldt Bank by Citibank would be premature. In the event it is ultimately determined that Humboldt Bank is obligated to indemnify Citibank, Humboldt Bank intends to seek indemnity against both the Merchant Provider and the company which through its independent marketing efforts presented the Merchant Provider's application for merchant services to Humboldt Bank.

         On January 20, 1998, Shinergy Diversified, Inc. filed suit (Shinergy Diversified, Inc. et al. v. Electronic Card Systems, Inc., Humboldt Bank, Inc. et al., Los Angeles Superior Court Case No. BC 184 522) against Humboldt Bank and creditcards.com, formerly known as Electronic Card Systems, Inc. The complaint alleges fraud, conversion and intentional infliction of mental distress. Shinergy alleged that its credit card processing by Electronic Card Systems, Inc. and Humboldt Bank was not carried out as represented. In addition, Shinergy alleged that a document that would have allowed Electronic Card Systems, Inc. and Humboldt Bank to do certain things in connection with the credit card processing for Shinergy was forged. The complaint seeks lost profits of approximately $200,000 plus other damages, damages for emotional distress and punitive damages.

         We are also involved in other litigation, the outcome of which, we believe, will not have a material effect on our operations or financial condition.

              DESCRIPTION OF HUMBOLDT BANCORP FOLLOWING THE MERGER

         It is anticipated that following the merger, Humboldt Bancorp will continue to operate the businesses of Humboldt Bancorp, Humboldt Bank, and Capitol Valley Bank and Capitol Thrift, in substantially the same form as such businesses were conducted prior to the merger. Humboldt Bancorp anticipates operating Capitol Thrift as a subsidiary of Humboldt Bancorp and to maintain substantially all of Capitol Thrift's current locations. See "Description of the Merger - Background and Reasons for the Merger - Humboldt Bancorp's Analysis" and "Management of Humboldt Bancorp."

                 SUPERVISION AND REGULATION OF HUMBOLDT BANCORP,
                      HUMBOLDT BANK AND CAPITOL VALLEY BANK

         Humboldt Bancorp and our subsidiaries, Humboldt Bank and Capitol Valley Bank, are extensively regulated under both federal and state laws and regulations. Reference to "we" or "Humboldt Bancorp" in this section constitutes reference to Humboldt Bank, and Capitol Valley Bank which began operations March 3, 1999. Reference to Humboldt Bank is a reference solely to Humboldt Bank and reference to Capitol Valley Bank is a reference solely to Capitol Valley Bank. Also, as a result of the merger, Humboldt Bancorp will also operate Capitol Thrift as a California industrial thrift and loan institution. See "Business of Global Bancorp -- Regulation and Supervision -- California Industrial Loan Law." These laws and regulations are primarily intended to protect depositors, not shareholders. The following information describes statutory or regulatory provisions affecting us; however, it is qualified in its entirety by reference to the particular statutory and regulatory provisions at issue.

         We are a registered bank holding company under the Bank Holding Company Act, regulated, supervised and examined by the Federal Reserve Bank. We must file with the Federal Reserve Bank an annual report and additional reports as the Federal Reserve Board may require. We are also periodically examined by the Federal Reserve Board. Humboldt Bank and Capitol Valley Bank, as California state-licensed banks, are also regulated, supervised, and periodically examined by the California Department of Financial Institutions and the Federal Deposit Insurance Corporation. Humboldt Bank's and Capitol Valley Bank's deposits are each insured by the Federal Deposit Insurance Corporation to the maximum amount permitted by law, which is currently $100,000 per depositor in most cases. For this protection, Humboldt Bank and Capitol Valley Bank pay a semi-annual assessment and the rules and regulations of the Federal Deposit Insurance Corporation pertaining to deposit insurance and other matters apply.

         The regulations of the Federal Reserve Board, the Federal Deposit Insurance Corporation, and the California Department of Financial Institutions govern most aspects of Humboldt Bancorp's, Humboldt Bank's and Capitol Valley Bank's businesses and operations, including, but not limited to, the scope of its business, investments, reserves against deposits, the nature and amount of any collateral for loans, the time of availability of deposited funds, the issuance of securities, the payment of dividends, bank expansion and bank activities, including real estate development and insurance activities, and the making of periodic reports. Various consumer laws and regulations also apply to Humboldt Bank and Capitol Valley Bank. The Federal Reserve Board, the Federal Deposit Insurance Corporation, and the California Department of Financial Institutions have broad enforcement powers over depository institutions, including the power to prohibit a bank from engaging in business practices which are considered to be unsafe or unsound, to impose substantial fines and other civil and criminal penalties, to terminate deposit insurance, and to appoint a conservator or receiver under a variety of circumstances. The Federal Reserve Board also has broad enforcement powers over bank holding companies, including the power to impose substantial fines and other civil and criminal penalties.

         Humboldt Bank and Capitol Valley Bank are subject to detailed, complex and sometimes overlapping federal and state statutes and regulations in their routine banking operations. These statutes and regulations include but are not limited to state usury and consumer credit laws, the Federal Truth-in-Lending Act and Regulation Z, the Federal Equal Credit Opportunity Act and Regulation B, the Fair Credit Reporting Act, the Truth in Savings Act and the Community Reinvestment Act.

         Humboldt Bank and Capitol Valley Bank are subject to Federal Reserve Board regulations that require depository institutions to maintain reserves against their transaction accounts (principally NOW and regular checking accounts). Humboldt Bank and Capitol Valley Bank are in compliance with this requirement. Because required reserves are commonly maintained in the form of vault cash or in a non-interest-bearing account (or pass-through account) at a Federal Reserve Bank, the effect of the reserve requirement is to reduce an institution's earning assets.

Regulation of Bank Holding Companies

         Our activities are subject to extensive regulation by the Federal Reserve Board. The Bank Holding Company Act requires us to obtain the prior approval of the Federal Reserve Board before (i) directly or indirectly acquiring ownership or control of any voting shares of another bank or bank holding company if, after such acquisition, we would own or control more than 5% of the shares of the other bank or bank holding company (unless the acquiring company already owns or controls a majority of such shares); (ii) acquiring all or substantially all of the assets of another bank or bank holding company; or
(iii) merging or consolidating with another bank holding company. The Federal Reserve Board will not approve any acquisition, merger or consolidation that would have a substantially anticompetitive result, unless the anticompetitive effects of the proposed transaction are clearly outweighed by a greater public interest in meeting the convenience and needs of the community to be served. The Federal Reserve Board also considers capital adequacy and other financial and managerial factors in its review of acquisitions and mergers.

         With certain exceptions, the Bank Holding Company Act also prohibits us from acquiring or retaining direct or indirect ownership or control of more than 5% of the voting shares of any company that is not a bank or bank holding company, or from engaging directly or indirectly in activities other than those of banking, managing or controlling banks, or providing services for its subsidiaries. The principal exceptions to these prohibitions involve certain non-bank activities that, by statute or by Federal Reserve Board regulation or order, have been determined to be activities closely related to the business of banking or of managing or controlling banks. In making this determination, the Federal Reserve Board considers whether the performance of such activities by a bank holding company can be expected to produce benefits to the public, such as greater convenience, increased competition or gains in efficiency in resources, that will outweigh the risks of possible adverse effects such as decreased or unfair competition, conflicts of interest or unsound banking practices.

         Some of the activities determined by Federal Reserve Board regulation to be incidental to the business of banking are: making or servicing loans or certain types of leases; engaging in certain insurance and discount brokerage activities; performing certain data processing services; acting in certain circumstances as a fiduciary or investment or financial advisor; and making investments in certain corporations or projects designed primarily to promote community welfare.

         It is Federal Reserve Board policy that bank holding companies serve as a source of strength for their subsidiary banking institutions. The Federal Reserve Board considers the adequacy of a bank holding company's capital on essentially the same risk-adjusted basis as capital adequacy is determined by the FDIC at the bank subsidiary level. In general, bank holding companies are required to maintain a minimum ratio of total capital to risk-weighted assets of 8% and Tier 1 capital (consisting principally of shareholders' equity) of at least 4%. Bank holding companies are also subject to a leverage ratio requirement. The minimum required leverage ratio for the highest rated companies is 3%. The minimum required leverage ratio for all other bank holding companies is 4% or higher. See "Capital Adequacy Guidelines."

         Subsidiary banks of ours are subject to restrictions imposed by the Federal Reserve Act on extensions of credit to us or our subsidiaries, on investments in their securities and on the use of their securities as collateral for loans to any borrower. These regulations and restrictions could limit our ability to obtain funds from Humboldt Bank and Capitol Valley Bank for our cash needs, including funds for payment of dividends, interest and operating expenses. Further, under the Bank Holding Company Act and regulations of the Federal Reserve Board, we and our subsidiaries are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit, lease or sale of property or furnishing of services. For example, Humboldt Bank and Capitol Valley Bank generally may not require a customer to obtain other services from the banks or us as a condition to an extension of credit to the customer, and may not require that customer to promise not to obtain other services from a competitor.

         Prior approval of the Commissioner of the Department of Financial Institutions is necessary to acquire control of a California-chartered bank.

Federal Deposit Insurance

         The FDIC insures deposits of federally insured banks, savings banks and savings associations and safeguards the safety and soundness of the banking industry. Two separate insurance funds are maintained and administered by the FDIC. In general, bank deposits are insured through the Bank Insurance Fund.

         Deposits in savings associations are insured through the Savings Association Insurance Fund. SAIF members may merger with a bank as long as the bank continues to pay the SAIF insurance assessments on the deposits acquired. Humboldt Bank continues to pay SAIF insurance assessments on deposits acquired from CalFed and HomeFed branch acquisitions. The Economic Growth and Regulatory Paperwork Reduction Act as part of the Omnibus Appropriations Bill provided for the recapitalization of SAIF requiring a one time assessment, payable on November 30, 1996, of approximately 65 basis points per $100 of deposits of SAIF insured deposits and for years 1997 through 1999, payment of interest on Financing Corporation ("FICO") bonds that were issued to help pay for the clean up of the savings and loan industry. Banks will pay approximately 1.3 cents per $100 of deposits for this special assessment from 1997 through 1999, and after the Year 2000, banks will pay approximately 2.4 cents per $100 of deposits until the FICO bonds mature in 2017 through 2019.

         As FDIC member institutions, deposits in Humboldt Bank and Capitol Valley Bank are insured to a maximum of $100,000 per depositor. The banks are required to pay quarterly deposit insurance premium assessments to the FDIC. In general terms, each institution is assessed insurance premiums according to how much risk to the insurance fund the institution represents. Well-capitalized institutions with few supervisory concerns are assessed lower premiums than other institutions. Currently, insurance fund assessments range from zero for well-capitalized institutions to 0.27% of deposits for institutions that are not (with a statutory minimum of $2,000 paid by all institutions). Capitol Valley Bank's current assessment rate is the statutory minimum of $2,000 annually. Humboldt Bank's current assessment rate is 0.017% annually ($73,813).

         The FDIC may terminate the deposit insurance of any insured depository institution if the FDIC determines that the institution has engaged or is engaging in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, order or any condition imposed in writing by, or written agreement with, the FDIC. The FDIC may also suspend deposit insurance temporarily during the hearing process for a permanent termination of insurance if the institution has no tangible capital.

Interstate Banking and Branching

         On September 28, 1995, Assembly Bill 1482 (known as the Caldera, Weggel and Killea California Interstate Banking and Branching Act of 1995 and referred to herein as "CIBBA") was enacted which allows for early interstate branching in California. Under the federally enacted Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 ("IBBEA"), discussed in more detail below, individual states could "opt-out" of the federal law that would allow banks on an interstate basis to engage in interstate branching by merging out-of-state banks with host state banks after June 1, 1997. In addition under IBBEA, individual states could also "opt-in" and allow out-of-state banks to merge with host state banks prior to June 1, 1997. The host state is allowed under IBBEA to impose nondiscriminatory conditions on the resulting depository institution until June 1, 1997. California, in enacting CIBBA, authorizes out-of-state banks to enter California by the acquisitions of or mergers with California banks that have been in existence for at least five years.

         Section 3824 of the California Financial Code ("Section 3824") as added by CIBBA provides for the election of California to "opt-in" under IBBEA allowing interstate bank merger transactions prior to July 1, 1997, of an out-of-state bank with a California bank that has been in existence for at least five years. The early "opt in" has the reciprocal effect of allowing California banks to merge with out-of-state banks where the states of out-of-state banks have also "opted in" under IBBEA. The five year age limitation is not required when the California bank is in danger of failing or in other emergency situations.

         Under IBBEA, California may also allow interstate branching through the acquisition of a branch in California without the acquisition of an entire California bank. Section 3824 provides an express prohibition against interstate branching through the acquisition of a branch in California without the acquisition of the entire California bank. IBBEA also has a provision allowing states to "opt-in" with respect to permitting interstate branching through the establishment of de novo or new branches by out-of-state banks. Section 3824 provides that California expressly prohibits interstate branching through the establishment of de novo branches of out-of-state banks in California, or in other words, California did not "opt-in" this aspect of IBBEA. CIBBA also amends the California Financial Code to include agency provisions to allow California banks to establish affiliated insured depository institution agencies out-of-state as allowed under IBBEA.

         Other provisions of CIBBA amend the intrastate branching laws, govern the use of shared ATM's, and amend intrastate branch acquisition and bank merger laws. Another banking bill enacted in California in 1995 was Senate Bill 855 (known as the State Bank Parity Act and is referred to herein as the "SBPA"). SBPA went into effect on January 1, 1996, and its purpose is to allow a California state bank to be on a level playing field with a national bank by the elimination of various disparities, provision of California Department of Financial Institutions' authority to implement changes in California banking law to parallel changes in national banking law including closer conformance of California's version of Regulation O to the Federal Reserve Board's version of Regulation O, and provision of other changes including allowance to repurchase stock with the prior written consent of the California Department of Financial Institutions.

         The laws governing interstate banking and interstate bank mergers provide that transactions which result in the bank holding company or bank controlling or holding in excess of 10% of total deposits nationwide or 30% of total deposits statewide, will not be permitted except under specified conditions. However, any state may waive the 30% provision for that state. In addition, a state may impose a cap of less than 30% of the total amount of deposits held by a bank holding company or bank provided the cap is not discriminatory to out-of-state bank holding companies or banks.

Impact of Economic Conditions and Monetary Policies

         The earnings and growth of Humboldt Bank and Capitol Valley Bank are and will be affected by general economic conditions, both domestic and international, and by the monetary and fiscal policies of the United States Government and its agencies, particularly the Federal Reserve Board. One function of the Federal Reserve Board is to regulate the money supply and the national supply of bank credit in order to mitigate recessionary and inflationary pressures. Among the instruments of monetary policy used to implement these objects are open market transactions in United States Government securities, changes in the discount rate on member bank borrowings, and changes in reserve requirements held by depository institutions. The monetary policies of the Federal Reserve Board have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future. However, the effect of these policies on the future business and earnings of Humboldt Bank and Capitol Valley Bank cannot be accurately predicted.

Risk Management

         Beginning in 1996, Federal Reserve Board examiners were instructed to assign a formal supervisory rating to the adequacy of an institution's risk management processes, including its internal controls. The five ratios are strong, satisfactory, fair, marginal, and unsatisfactory. The specific rating of risk management and internal controls will be given significant weight when evaluating management a bank (CAMELS) and bank holding company (BOPEC) rating systems.

Capital Adequacy Guidelines

         The Federal Reserve Board and the FDIC employ similar risk-based capital guidelines in their examination and regulation of bank holding companies and financial institutions. If capital falls below the minimum levels established by the guidelines, the bank holding company, bank or savings bank may be denied approval to acquire or establish additional banks or non-bank businesses or to open new facilities. Failure to satisfy applicable capital guidelines could subject a banking institution to a variety of enforcement actions by federal regulatory authorities, including the termination of deposit insurance by the FDIC and a prohibition on the acceptance of "brokered deposits."

         In the calculation of risk-based capital, assets and off-balance sheet items are assigned to broad risk categories, each with an assigned weighting (0%, 20%, 50% and 100%). Most loans are assigned to the 100% risk category, except for first mortgage loans fully secured by residential property, which carry a 50% rating. Most investment securities are assigned to the 20% category, except for municipal or state revenue bonds, which have a 50% risk-weight, and direct obligations of or obligations guaranteed by the United States Treasury or United States Government agencies, which have a 0% risk-weight. Off-balance sheet items are also taken into account in the calculation of risk-based capital, with each class of off-balance sheet item being converted to a balance sheet equivalent according to established "conversion factors." From these computations, the total of risk-weighted assets is derived. Risk-based capital ratios therefore state capital as a percentage of total risk-weighted assets and off-balance sheet items. The ratios established by guideline are minimums only.

         Current risk-based capital guidelines require all bank holding companies and banks to maintain a minimum risk-based total capital ratio equal to 8% and a Tier 1 capital ratio of 4%. Intangibles other than readily marketable mortgage servicing rights are generally deducted from capital. Tier 1 capital includes common shareholders' equity, qualifying perpetual preferred stock (within limits and subject to certain conditions, particularly if the preferred stock is cumulative preferred stock), and minority interests in equity accounts of consolidated subsidiaries, less intangibles. Tier 2 capital includes: (i) the allowance for loan losses up to 1.25% of risk-weighted assets;
(ii) any qualifying perpetual preferred stock exceeding the amount includable in Tier 1 capital; (iii) hybrid capital instruments; (iv) perpetual debt; (v) mandatory convertible securities and (vi) subordinated debt and intermediate term preferred stock of up to 50% of Tier 1 capital. Total capital is the sum of Tier 1 and Tier 2 capital, less reciprocal holdings of other banking organizations and capital instruments. At December 31, 1998, and September 30, 1999, Humboldt Bancorp's general loan loss reserve was 1.4% and 1.2%, respectively, of risk-weighted assets and thus all of the general loan loss reserve was eligible for inclusion in Tier 2 capital subject to the 1.25% restriction. At September 30, 1999, and December 31, 1998, Humboldt Bank's and Capitol Valley Bank's general loss reserve was 1.3% and 1.4%, and 0.8% and 0.0%, respectively.

         Humboldt Bancorp's Tier 1 risk-based capital ratio at September 30, 1999, and December 31, 1998, was 11.11% and 11.75%, respectively. At September 30, 1999, and December 31, 1998, Humboldt Bank's and Capitol Valley Bank's Tier 1 risk-based capital ratio was 9.11% and 10.41%, and 63.29% and 0.0%, respectively.

         The FDIC has added a market risk component to the capital requirements of nonmember banks. The market risk component could require additional capital for general or specific market risk of trading portfolios of debt and equity securities and other investments or assets. The FDIC's evaluation of an institution's capital adequacy takes account of a variety of the factors as well, including interest rate risks to which the institution is subject, the level and quality of an institution's earnings, loan and investment portfolio characteristics and risks, risks arising from the conduct of nontraditional activities and a variety of other factors. Accordingly, the FDIC's final supervisory judgment concerning an institution's capital adequacy could differ significantly from the conclusions that might be drawn from the absolute level of an institution's risk-based capital ratios. Therefore, institutions generally are expected to maintain risk-based capital ratios that exceed the minimum ratios discussed above. This is particularly true for institutions contemplating significant expansion plans and institutions that are subject to high or inordinate levels of risk. Moreover, although the FDIC does not impose explicit capital requirements on holding companies of institutions regulated by the Federal Reserve Bank, the FDIC can take account of the degree of leverage and risks at the holding company level. If the FDIC determines that the holding company (or another affiliate of the institution regulated by the FDIC) has an excessive degree of leverage or is subject to inordinate risks, the FDIC may require the subsidiary institution(s) to maintain additional capital or the FDIC may impose limitations on the subsidiary institution's ability to support its weaker affiliates or holding company. Humboldt Bancorp's risk-based capital ratio at September 30, 1999, and at December 31, 1998, was 12.33% and 13.00%, respectively. Humboldt Bank's and Capitol Valley Bank's risk- based capital ratio at September 30, 1999, and at December 31, 1998, was 10.35% and 11.66%, and 64.12% and 0.0%, respectively.

         The Federal Reserve Board and the FDIC have also established a minimum leverage ratio of 3%. However, for bank holding companies and financial institutions seeking to expand and for all but the most highly rated banks and bank holding companies, the Federal Reserve Board and the FDIC expect an additional cushion of at least 100 to 200 basis points. The leverage ratio represents Tier 1 capital as a percentage of total assets, less intangibles. Humboldt Bancorp's leverage ratio at September 30, 1999 and December 31, 1998, was 8.17% and 8.12%. At September 30, 1999 and December 31, 1998, Humboldt Bank's and Capitol Valley Bank's leverage ratios were 6.69% and 7.23%, and 40.9% and 0.0%, respectively. At September 30, 1999, and at December 31, 1998, we and our bank subsidiaries were in compliance with all regulatory capital requirements.

         In order to resolve the problems of undercapitalized institutions and to prevent a recurrence of the banking crisis of the 1980s and early 1990s, the Federal Deposit Insurance Corporation Improvement Act of 1991 established a system known as "prompt corrective action." Under the prompt corrective action provisions and implementing regulations, every institution is classified into one of five categories, depending on (i) its total risk-based capital ratio, Tier 1 risk-based capital ratio and leverage ratio and (ii) certain subjective factors. The categories are: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized." A financial institution's operations can be significantly affected by its capital classification. For example, an institution that is not "well capitalized" generally is prohibited from accepting brokered deposits and offering interest rates on deposits higher than the prevailing rate in its market, and the holding company of any undercapitalized institution must guarantee, in part, certain aspects of the institution's capital plan. Financial institution regulatory agencies generally are required to appoint a receiver or conservator shortly after an institution enters the category of weakest capitalization. The Federal Deposit Insurance Corporation Improvement Act of 1991 also authorizes the regulatory agencies to reclassify an institution from one category into a lower category if the institution is in an unsafe or unsound condition or engaging in an unsafe or unsound practice. Undercapitalized institutions are required to take certain specified actions in order to increase their capital or otherwise decrease the risks to the federal deposit insurance funds.

         The following table illustrates the capital and prompt corrective action guidelines applicable to Humboldt Bank and Capitol Valley Bank, as well as their total risk-based capital ratios, Tier 1 capital ratios and leverage ratios as of September 30, 1999.


                                            At September 30, 1999
                                                                                                Minimum
                                                                            Minimum           Necessary to
                                      Humboldt    Capitol Valley        Necessary to Be      Be Adequately
                                        Bank           Bank            Well Capitalized       Capitalized
                                      --------    --------------       ----------------      -------------
Total Risk-Based Capital Ratio         10.35%         64.12%                 10.0%                8.0%
Tier 1 Risk-Based Capital Ratio         9.11%         63.29%                  6.0%                4.0%
Leverage Ratio                          6.69%         40.85%                  5.0%                4.0%


         In connection with Humboldt Bancorp's organization of Capitol Valley Bank, Humboldt Bank has committed to the FDIC that it will remain "well capitalized" and that it will maintain minimum Tier 1 leverage capital ratios of at least 6.5% for the initial 12 months of operation of Capitol Valley Bank, 6.8% for the next 12 months, and 7.2% for the third 12-month period. During 1999, Humboldt Bancorp contributed approximately $1.7 million to Humboldt Bank and is expected to contribute an additional $1 million in the first quarter of 2000.

Limits on Dividends and Other Payments

         Our ability to obtain funds for the payment of dividends and for other cash requirements is dependent on the amount of dividends that may be declared by Humboldt Bank and Capitol Valley Bank. California bank law provides that dividends may be paid from the lesser of retained earnings or net income of the bank for its last three years. Further, a California-chartered bank may not declare a dividend without the approval of the California Department of Financial Institutions if the total of dividends and distributions declared in a calendar year does not exceed the greater of the bank's retained earnings or net income for its last fiscal year or its current fiscal year. State-chartered banks' ability to pay dividends may be affected by capital adequacy guidelines of their primary federal bank regulatory agency as well. See "Capital Adequacy Guidelines." Moreover, regulatory authorities are authorized to prohibit banks and bank holding companies from paying dividends if payment of dividends would constitute an unsafe and unsound banking practice.

         The Federal Reserve Board's policy statement governing payment of cash dividends provides that we should not pay cash dividends on common stock unless
(i) our net income for the past year is sufficient to fully fund the proposed dividends and (ii) our prospective rate of earnings retention is consistent with our capital needs, asset quality and overall financial condition.

Transactions with Affiliates

         Humboldt Bank and Capitol Valley Bank are required to comply with Sections 23A and 23B of the Federal Reserve Act (pertaining to transactions with affiliates). An affiliate of a bank is any company or entity that controls, is controlled by or is under common control with the bank. Generally, Sections 23A and 23B of the Federal Reserve Act (i) limit the extent to which a bank or its subsidiaries may engage in "covered transactions" with any one affiliate to an amount equal to 10% of such institution's capital and surplus, limiting the aggregate of covered transactions with all affiliates to 20% of capital and surplus, and (ii) require that all such transactions be on terms substantially the same, or at least as favorable to the institution or subsidiary, as those provided to a non-affiliate. The term "covered transaction" includes making loans, purchasing assets, issuing a guarantee and other similar types of transactions.

         Humboldt Bank's and Capitol Valley Bank's authority to extend credit to executive officers, directors and greater than 10% shareholders, as well as entities such persons control, is subject to Sections 22(g) and 22(h) of the Federal Reserve Act and Regulation O of the Federal Reserve Board. Among other things, these laws require insider loans to be made on terms substantially similar to those offered to unaffiliated individuals, place limits on the amount of loans a bank may make to such persons based, in part, on the bank's capital position, and require certain approval procedures to be followed. Under Section 22(h), loans to an executive officer, director, or greater than 10% shareholder (a "principal shareholder") of a bank, and certain affiliated entities of either, together with all other outstanding loans to such persons and affiliated entities, may not exceed the bank's loans-to-one-borrower limit, which in general terms is 15% of tangible capital but can be higher in certain circumstances. Section 22(h) also prohibits loans in excess of the greater of 5% of capital or $25,000 to directors, executive officers and principal shareholders, and their respective affiliates, unless the loans are approved in advance by a majority of the board of directors, with any "interested" director not participating in the voting. A violation of these restrictions could result in the assessment of substantial civil monetary penalties, the imposition of a cease-and-desist order or other regulatory sanctions. Recent regulations now permit executive officers and directors to receive the same terms through benefit or compensation plans that are available to other employees, as long as the director or executive officer is not given preferential treatment compared to the other participating employees.

Community Reinvestment Act

         Under the Community Reinvestment Act of 1977 and implementing regulations of the banking agencies, a financial institution has a continuing and affirmative obligation (consistent with safe and sound operation) to meet the credit needs of its entire community, including low- and moderate-income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions, nor does it limit an institution's discretion to develop the types of products and services that the institution believes are best suited to its particular community. The CRA requires that bank regulatory agencies conduct regular CRA examinations and provide written evaluations of institutions' CRA performance. The CRA also requires that an institution's CRA performance rating be made public. CRA performance evaluations are based on a four-tiered rating system: Outstanding, Satisfactory, Needs to Improve and Substantial Noncompliance.

         At the most recent CRA examination of Humboldt Bank, concluded July 27, 1998, Humboldt Bank received a CRA performance rating of "satisfactory." Although CRA examinations occur on a regular basis, CRA performance evaluations are used principally in the evaluation of regulatory applications submitted by an institution. CRA performance evaluations are considered in evaluating applications for such things as mergers, acquisitions and applications to open branches. Over the twenty years that the CRA has existed, and particularly in the last few years, institutions have faced increasingly difficult regulatory obstacles and public interest group objections in connection with their regulatory applications, including institutions that have received the highest possible CRA ratings.

         The Financial Services Modernization Act of 1999 revises the CRA by reducing the frequency of examinations for smaller banks, those with assets of less than $250 million, and by requiring disclosure by community groups as to the amount of funds received from lenders and the manner those community groups used those funds. These revisions are not expected to significantly impact the application of CRA to Humboldt Bancorp.

Federal Home Loan Bank

         The Federal Home Loan Bank of San Francisco serves as credit source for Humboldt Bank and for Capitol Valley Bank. As members of the Federal Home Loan Bank, Humboldt Bank and Capitol Valley Bank are required to maintain an investment in the capital stock of the FHLB in an amount calculated by reference to the member institution's assets and the amount of loans, or "advances," from the FHLB. Humboldt Bank is in compliance with this requirement, with an investment in FHLB of stock of $953,000 at September 30, 1999. Capitol Valley Bank, while currently a member, was not a member at September 30, 1999.

         Humboldt Bank obtains funds from the Federal Home Loan Bank of San Francisco pursuant to an "Agreement for Advances and Security Agreement." At origination or renewal of a loan or advance, the Federal Home Loan Bank of San Francisco is required to obtain and maintain a security interest in one or more of the following kinds of collateral: fully disbursed, whole mortgage loans on improved residential property or securities representing a whole interest in such loans; securities issued, insured or guaranteed by the United States Government or an agency thereof; deposits in any FHLB; or other real estate-related collateral (up to 30% of the member's capital) acceptable to the FHLB, if the collateral has a readily ascertainable value and the FHLB can perfect its security interest. As of September 30, 1999, Humboldt Bank had $3.7 million in investment securities and $2.3 million in loans which are collectively pledged as collateral for the FHLB advances.

State Banking Regulation

         As California-chartered institutions, Humboldt Bank and Capitol Valley Bank are subject to regular examination by the California Department of Financial Institutions. State banking regulation affects the internal organization of Humboldt Bank and Capitol Valley Bank as well as their savings, mortgage lending, investment and other activities. State banking regulation may contain limitations on an institution's activities that are in addition to limitations imposed under federal banking law. State banking regulation also contains many provisions that are consistent with federal banking law, such as provisions of California banking law limiting loans by either of Humboldt Bank or Capitol Valley Bank to any one borrower to 15.0% of unimpaired capital and surplus, plus 10.0% of unimpaired capital and surplus if the additional amount is fully secured by certain forms of "readily marketable collateral."

         The California Department of Financial Institutions may initiate supervisory measures or formal enforcement actions, and if the grounds provided by law exist, the California Department of Financial Institutions may place a California-chartered financial institution in conservatorship or receivership. Whenever the Superintendent of the Division considers it necessary or appropriate, the Superintendent may also examine the affairs of any holding company or any affiliate of a California-chartered financial institution.

FIRREA and Cross-Guarantees

         Under the Financial Institutions Reform, Recovery, and Enforcement Act of 1989 ("FIRREA"), a depository institution insured by the FDIC can be held liable for any loss incurred by, or reasonably expected to be incurred by, the FDIC in connection with (i) the default of a commonly controlled FDIC-insured depository institution or (ii) any assistance provided by the FDIC to a commonly FDIC-insured depository institution in danger of default (the "Cross Guarantee"). "Default" is defined generally as the appointment of a conservator or receiver, and "in danger of default" is defined generally as the existence of certain conditions indicating either that there is no reasonable prospect that the institution will be able to meet the demands of its depositors or pay its obligations in the absence of regulatory assistance, or that its capital has been depleted and there is no reasonable prospect that it will be replenished in the absence of regulatory assistance. The Cross Guarantee thus enables the FDIC to assess a holding company's healthy BIF members for the losses of any of such holding company's failed BIF members. Cross Guarantee liabilities are generally superior in priority to obligations of the depository institution to its shareholders due solely to their status as shareholders and obligations to other affiliates. This law applies to Humboldt Bank and Capitol Valley Bank.

Recent Legislation

         Potentially significant changes have been enacted recently by Congress are discussed below.

         The Financial Services Modernization Act of 1999 substantially eliminates most of the separations between banks, brokerage firms, and insurers enacted by the Glass-Steagall Act of 1933. The reform legislation permits securities firms and insurers to buy banks and banks to underwrite insurance and securities. States retain regulatory authority over insurers. The Treasury Department's Office of the Comptroller of the Currency has authority to regulate bank subsidiaries that underwrite securities and the Federal Reserve has authority over bank affiliates for activities such as insurance underwriting and real-estate development.

         In 1997, California adopted the Environmental Responsibility Acceptance Act (the "Act") (Cal. Civil Code Sections 850-855) to facilitate the notification of government agencies and potentially responsible parties (for example, for cleanup) of the existence of contamination and the cleanup or other remediation of contamination by the potentially responsible parties. The Act requires, among other things, that owners of sites who have actual awareness of a release of a hazardous material that exceeds a specified notification threshold to take all reasonable steps to identify the potentially responsible parties and to send a notice of potential liability to the parties and the appropriate oversight agency.

         During 1996, new federal legislation amended the Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA") and the underground storage tank provisions of the Resource Conservation and Recovery Act to provide lenders and fiduciaries with greater protections from environmental liability. In June 1997, the U.S. Environmental Protection Agency ("EPA") issued its official policy with regard to the liability of lenders under CERCLA as a result of the enactment of the Asset Conservation, Lender Liability and Deposit Insurance Protection Act of 1996. Although numerous exceptions exist, California law provides that a lender acting in the capacity of a lender will not be liable under any state or local statute, regulation or ordinance, other than the California Hazardous Waste Control Law, to undertake a cleanup, pay damages, penalties or fines, or forfeit property as a result of the release of hazardous materials at or from the property.

Future Legislation and Regulations

         From time to time, legislation is enacted which has the effect of increasing the cost of doing business, limiting or expanding permissible activities, or affecting the competitive balance between banks and other financial institutions. Proposals to change the laws and regulations governing the operations and taxation of banks and other financial institutions are frequently made in Congress, in the California legislature, and by various bank regulatory agencies. No prediction can be made as to the likelihood of any major changes or the impact legislative changes might have on Humboldt Bancorp.

                         MANAGEMENT OF HUMBOLDT BANCORP

         The board of directors of Humboldt Bancorp consists of 13 directors. All of the directors of Humboldt Bancorp then in office immediately prior to the completion of the merger will continue to serve as directors of Humboldt Bancorp.

Board of Directors

         Each of the directors has been elected to serve for the ensuing year and until his or her successor is elected and qualified at the annual stockholder meeting of Humboldt Bancorp for the year 2000. As of December 31, 1999, the directors, their ages, and their principal occupations during the past five years are:

Ronald F. Angell           57       Attorney and Partner with the firm of
                                    Roberts, Hill, Bragg, Angell & Perlman.
                                    Board member since 1989.

Marguerite Dalianes        56       Former owner, Dalianes Worldwide Travel
                                    Service, since 1975. Board member since
                                    1992.

Gary L. Evans              57       Certified Public Accountant associated with
                                    the firm of Aalfs, Evans & Company since
                                    1976. Board member since 1989.

Lawrence Francesconi       68       Retired. From 1952 to 1992, owner of Redwood
                                    Bootery, retail shoe store. Board member
                                    since 1991. Chairman of the Board since
                                    March 1999.

Clayton R. Janssen         74       Attorney and Partner with the
                                    firm of Janssen, Malloy, Needham, Morrison &
                                    Koshkin LLP. Board member since 1993.

James O. Johnson           71       Owner, Jim Johnson General Contractor and
                                    Property Manager. Board member since 1997.

Theodore S. Mason          57       President and Chief Executive Officer of
                                    Humboldt Bancorp since 1996 and of Humboldt
                                    Bank from 1989 until July 15, 1999. Board
                                    member since 1989.

John C. McBeth             53       President, O & M Industries, mechanical
                                    contractors, since 1964. Board member since
                                    1991.

Jerry L. Thomas            54       President and Director of Special Projects,
                                    Eureka Fisheries, Inc. Board member since
                                    1998.

Edythe E. Vaissade         61       Retired. From 1989 to 1997, Vice President,
                                    Humboldt Bank. Board member since 1998.

Thomas W. Weborg           57       President/Chief Executive Officer of Cucina
                                    Holdings, Inc. Board member since November
                                    1999.

John R. Winzler            69       Consulting Engineer and Chairman of the
                                    Board of Winzler & Kelly. Board member since
                                    1989.

Michael L. Renner          46       President, L&M Renner, Inc. Board member
                                    since 1996.

Executive Officers

         As of December 31, 1999, the following are the names of the executive officers and significant employees of Humboldt Bancorp and its subsidiaries, and information concerning each of them:

                                                                                 BIOGRAPHICAL
    OFFICER NAME            AGE       POSITION                                      SKETCH
    ------------            ---       --------                                      ------
Theodore S. Mason           57    President & Chief           Mr. Mason has been President and Chief Executive
                                  Executive Officer of        Officer of the Bank/Bancorp since its inception in 1989.
                                  Humboldt Bancorp            From 1984 to 1989, he was an area manager for the Bank
                                                              of America in the North Coast area, headquartered in
                                                              Eureka.  He also served as manager for Bank of
                                                              America's Eureka Main office for approx. five years and
                                                              has been in banking for over 30 years.  Mr. Mason is a
                                                              graduate of the University of San Francisco.

Paul A. Ziegler             41    Executive Vice              Mr. Ziegler joined Bank/Bancorp as the Vice President &
                                  President of Humboldt       Chief Administrative Officer in January 1994.  Prior to
                                  Bancorp                     joining Humboldt Bank Mr. Ziegler worked at U.S. Bank
                                                              of California in Eureka, California from 1988 to 1993 as
                                                              their Senior Vice President and Area Manager.  Mr.
                                                              Ziegler started his banking career locally with Bank of
                                                              Loleta, last serving in 1988 as their Senior Vice
                                                              President/Chief Financial Officer.  Mr. Ziegler is a
                                                              graduate of the University of Southern California.

Alan J. Smyth               66    Senior Vice President,      Mr. Smyth has been the Senior Vice President/Cashier for
                                  Cashier and Chief           the Bank/Bancorp since September 1989.  From 1981 to
                                  Financial Officer of        1985, Mr. Smyth was the Vice President and Cashier for
                                  Humboldt Bancorp            Great Valley Bank and from 1985 to 1989 was the Senior
                                                              Vice President and Cashier for Redding Bank of
                                                              Commerce.  Mr. Smyth graduated from California
                                                              Lutheran University in 1974.

Ronald V. Barkley           63    Senior Vice President       Mr. Barkley has been the Senior Vice President/Chief
                                  and Loan                    Credit Officer of the Bank/Bancorp since June 1989.
                                  Administrator of            From 1984 to 1989 he served as Vice President/Manager
                                  Humboldt Bancorp            of the Real Estate/SBA Departments of North Valley
                                                              Bank in Redding, California.  From 1982 to 1984 Mr.
                                                              Barkley served as the President/CEO of Redding Savings
                                                              and Loan Association in Redding, California.  Mr.
                                                              Barkley spent 15 years in various management positions
                                                              with Crocker National Bank.  Mr. Barkley graduated from
                                                              Pacific Coast School of Banking in 1980.

John E. Dalby               41    President and Chief         Mr. Dalby joined Humboldt Bank in October 1991 as
                                  Executive Officer of        Vice President and Manager of the Bank's Fortuna
                                  Humboldt Bank               Branch and served in that capacity until March of 1993
                                                              when he accepted the position of Vice President and
                                                              Manager of the Eureka Main Office.  Mr. Dalby was
                                                              promoted to his current position as the President and
                                                              C.E.O. of Humboldt Bank in July of 1999.  Prior to his
                                                              employment with Humboldt Bank Mr. Dalby worked for
                                                              Bank of America from November 1983 to January 1987
                                                              and again from July 1990 to October 1991; he was also
                                                              employed by Centennial Bank in Springfield, Oregon
                                                              from January 1987 to February 1989.  Mr. Dalby attended
                                                              the University of Oregon and Northwest Christian
                                                              College, both in Eugene, Oregon and holds a B.S. Degree
                                                              in Business Administration-Finance (1982).

Richard L. Whitsell         54    President and Chief         Prior to his appointment as the President & C.E.O. of
                                  Executive Officer of        Capitol Valley Bank, Mr. Whitsell served as the Vice
                                  Capitol Valley Bank,        President and Branch Administrator for Humboldt Bank since
                                  Roseville, California       1997. From 1994 through May 1997 he was Vice President &
                                                              Branch Manager for the Bank's Arcata Office. From January
                                                              1992 through May 1996 he was Senior Vice President and
                                                              Branch Administrator for U.S. Bank in Reno, Nevada. Prior to
                                                              that he was Senior Vice President and Branch Administrator for Bank of America in Reno, Nevada for approximately two
                                                              years and has been in banking for over 27 years. Mr.
                                                              Whitsell holds a Bachelor of Science degree from Sacramento
                                                              State and a Masters (equivalent) from University of
                                                              Virginia.

Kenneth J. Musante          34    Vice President and          Vice President and Manager of Humboldt Bank's
                                  Manager of the              Merchant Bankcard Department since 1993.  Mr. Musante
                                  Merchant Bankcard           was previously employed by Wells Fargo as a Technical
                                  Department of               Support Officer and Manager at their Business Banking
                                  Humboldt Bank               Division in Walnut Creek, California from August 1992
                                                              until his employment with Humboldt Bank.  Additionally,
                                                              Mr. Musante holds a Bachelor of Science degree from the
                                                              University of California, Davis.

Compensation of Directors

         Directors of Humboldt Bancorp who are also employees of Humboldt Bancorp or its subsidiaries do not receive compensation for their service on Humboldt Bancorp's Board of Directors. During 1998, for the period January through May, non-employee directors of Humboldt Bancorp received a fee of $400 per board meeting attended and $200 per board meeting not attended; Loan Committee members received $150 per meeting attended; and all other committee members received $100 per meeting attended. Since June 1998, non-employee directors of Humboldt Bancorp received a fee of $700 per board meeting attended, $200 per board meeting not attended, $450 per special board meeting attended, and $200 per meeting for all committee meetings attended.

         After the merger, the directors of Humboldt Bancorp will receive fees in amounts which are substantially similar to those presently paid to the directors.

Limitation of Liability and Indemnification

         The Articles of Incorporation and Bylaws of Humboldt Bancorp provide for indemnification of agents including directors, officers and employees, to the maximum extent allowed by California law including the use of an indemnity agreement. Humboldt Bancorp Articles further provide for the elimination of director liability for monetary damages to the maximum extent allowed by California law. The indemnification law of the state of California generally allows indemnification in matters not involving the right of the corporation, to an agent of the corporation if that person acted in good faith and in a manner that person reasonably believed to be in the best interests of the corporation, and in the case of a criminal matter, had no reasonable cause to believe the conduct of that person was unlawful. California law, with respect to matters involving the right of a corporation, allows indemnification of an agent of the corporation, if the agent acted in good faith, in a manner that person believed to be in the best interests of the corporation and its shareholders; provided that there will be no indemnification for:

         - amounts paid in settling or otherwise disposing of a pending action without court approval;

         - expenses incurred in defending a pending action which is settled or otherwise disposed of without court approval;

         - matters in which the agent will be determined to be liable to the corporation unless and only to the extent that the court in which the proceeding is or was pending will determine that the agent is entitled to be indemnified; or

         -        other matters specified in the California General Corporation
                  Law.

         Humboldt Bancorp's Articles and Bylaws provide that Humboldt Bancorp will to the maximum extent permitted by law have the power to indemnify its directors, officers and employees. Humboldt Bancorp's Bylaws also provide that Humboldt Bancorp will have the power to purchase and maintain insurance covering its directors, officers and employees against any liability asserted against any of them and incurred by any of them, whether or not Humboldt Bancorp would have the power to indemnify them for those liabilities under the provisions of applicable law or the provisions of Humboldt Bancorp's Bylaws.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling Humboldt Bancorp, Humboldt Bancorp has been informed that in the opinion of the SEC, indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                                HUMBOLDT BANCORP
                             EXECUTIVE COMPENSATION

         As to Humboldt Bancorp's Chief Executive Officer and each other executive officer of Humboldt Bancorp and Humboldt Bank who received total compensation in excess of $100,000 in 1998 (the "named executive officers"), the following table sets forth all cash and non-cash compensation (including bonuses, other annual compensation, deferred compensation, and options granted) received from Humboldt Bancorp and Humboldt Bank for services performed in all capacities during the last three years.

Summary Compensation

                           SUMMARY COMPENSATION TABLE

                                                  Annual Compensation                    Long Term Compensation
                                   ------------------------------------------------     --------------------------
                                                                          Other
                                                                          Annual
                                                                       Compensation       Deferred         Options
Name and Principal Position        Year       Salary       Bonus(1)       ($)(2)        Compensation(3)    Granted
---------------------------        ----      --------      --------    ------------     ---------------    -------
Theodore S. Mason                  1998      $125,000      $ 58,809      $  2,434          $150,000         5,500
President and Chief Executive      1997      $125,000      $ 45,990      $  1,782          $125,000         6,050
Officer                            1996      $105,000      $ 70,906      $  1,658          $100,000         6,655

Alan J. Smyth                      1998      $ 85,000      $ 12,932      $  3,704          $ 90,000             0
Senior Vice President and          1997      $ 85,000      $  1,865      $  2,107          $ 75,000         5,775
Chief Financial Officer            1996      $ 70,000      $ 68,017      $  2,331          $ 50,000         3,327

Ronald V. Barkley                  1998      $ 85,000      $ 35,550      $  2,279          $ 45,000             0
Senior Vice President and          1997      $ 85,000      $ 34,991      $  1,882          $ 60,000         5,775
Loan Administrator                 1996      $ 70,000      $ 12,926      $  2,250          $ 45,000         3,327
Paul A. Ziegler                    1998      $ 77,000      $ 51,340      $    738          $      -             0
Executive Vice President           1997      $ 77,000      $ 25,825      $    554          $      -        14,025
                                   1996      $ 70,000      $ 24,600      $    631          $      -         3,327

(1) Includes amounts paid to Messrs. Mason, Smyth, Barkley, and Ziegler as provided by Humboldt Bank's Incentive Bonus Plan.

(2) Includes amounts imputed to Messrs. Mason, Smyth, Barkley, and Ziegler as income for tax purposes as provided by Humboldt Bank's automobile program and Humboldt Bank's life insurance program.

(3) Includes amounts of salary or bonus deferred by Messrs. Mason, Smyth, and Barkley as provided by Humboldt Bank's Deferred Compensation Plan. The amounts in this column are not included in the Salary and Bonus columns.

         Employment Contracts

         Humboldt Bank entered into an employment agreement with Mr. Mason on May 1, 1989, whereby Mr. Mason agreed to serve as Humboldt Bank's President and Chief Executive Officer. The term of this agreement was extended on December 10, 1996, to January 1, 2001. The agreement has been revised to refer to Humboldt Bancorp effective July 15, 1999 and has been extended to January 1, 2002. Under the terms of the agreement, Mr. Mason is entitled to receive a base salary of $125,000 per year and an incentive bonus based on a percentage ranging from 4% to 2.5% of Humboldt Bancorp's pre-tax net profits as provided by an Incentive Bonus Plan. During his term of employment, Mr. Mason may be reimbursed for travel, meals, entertainment expenses, service to charitable organizations, and membership in selected committees and other organizations. In addition, he is eligible for typical employee benefits including paid vacation, sick leave, medical insurance, and the use of an automobile owned by Humboldt Bank.

         Humboldt Bank entered into an employment agreement with Mr. Smyth on August 19, 1989, whereby Mr. Smyth agreed to serve as Humboldt Bank's Senior Vice President, Chief Financial Officer and Cashier. Mr. Smyth's employment agreement was for an initial three years to be automatically renewed for successive one-year terms. Mr. Smyth's current annual salary is $85,000 per annum. In addition, Mr. Smyth is entitled to a percentage of Humboldt Bank's pre-tax profits ranging from 2% to .5%.

         Humboldt Bank entered into an employment agreement with Mr. Barkley on June 1, 1989, whereby Mr. Barkley agreed to serve as Humboldt Bank's Senior Vice President and Senior Loan Officer. Mr. Barkley's employment agreement was for an initial two years to be automatically renewed for successive one-year terms. Mr. Barkley's current annual salary is $85,000 per annum. In addition, Mr. Barkley is entitled to a percentage of Humboldt Bancorp's pre-tax profits ranging from 2% to .5%.

Benefit Plans

         Retirement Plan: Currently, Humboldt Bank has a defined contribution retirement plan covering substantially all of Humboldt Bank's employees. Management is in the process of adopting the plan as a Humboldt Bancorp Plan for which Humboldt Bank and Capitol Valley Bank will sign on as sponsors. Bank contributions to the plan are made at the discretion of the Board of Directors in an amount not to exceed the maximum amount deductible under the profit sharing plan rules of the Internal Revenue Service. Employees may elect to have a portion of their compensation contributed to the plan in conformity with the requirements of Section 401(k) of the Internal Revenue Code. Salaries and employee benefits expense includes Bank contributions to the plan of $189,000 during 1998, $134,000 during 1997 and $98,000 during 1996.

         Director Fee Plan: Humboldt Bancorp has adopted the Humboldt Bank Director Fee Plan (the "Fee Plan"). The Fee Plan permits each director of Humboldt Bancorp to elect to receive his/her director's fees in the form of Humboldt Bancorp common stock, cash, or a combination of Humboldt Bancorp common stock and cash, and to elect to defer the receipt of any of the foregoing until the end of his/her term as a Bank director. If deferral is elected, the amount of the director's fees will be credited to an account on behalf of the director. However, this crediting will constitute a mere promise on the part of Humboldt Bank and Humboldt Bancorp to pay/distribute on this account. The account is otherwise unsecured and unfunded, and creditors of Humboldt Bank and Humboldt Bancorp with general claims may assert a right to the account. The Fee Plan provides for the issuance of up to 40,000 shares of Humboldt Bancorp common stock. The amount of director fees deferred in 1998 was $58,000, in 1997 was $43,000, and in 1996 was $20,000. At December 31, 1998, the liability for amounts due under this plan totaled $110,000 or approximately 4,800 shares of stock.

         Employee Stock Bonus Plan: Currently, Humboldt Bank has an Employee Stock Bonus Plan, which is funded annually at the sole discretion of the Board of Directors. Management is in the process of adopting the plan as a Humboldt Bancorp Plan for which Humboldt Bank would be a sponsor. Capitol Valley Bank would not initially become a sponsor. Funds are invested in Humboldt Bancorp common stock, when available, which is purchased at the current market price on behalf of all employees except the executive officers of Humboldt Bancorp. The compensation cost recognized for 1998, 1997, and 1996 was $20,000 each year.

         Post-Employment Benefit Plans and Life Insurance Policies: Humboldt Bancorp and Humboldt Bank have entered into Officer Salary Continuation Agreements and Deferred Compensation Agreements with key executive officers. The Officer Salary Continuation Agreements provide for payments in the event of retirement, death, disability or change in control. The Deferred Compensation Agreements allow the employees to defer a portion of current compensation in exchange for Humboldt Bancorp's and Humboldt Bank's commitment to pay a deferred benefit at retirement. Deferred compensation is vested as to the amounts deferred. If death occurs prior to or during retirement, Humboldt Bancorp will pay the employee's beneficiary or estate the benefits set forth in the agreement. Both the Officer Salary Continuation Agreements and the Deferred Compensation Agreements are unfunded although, as discussed below, Humboldt Bancorp has purchased life insurance policies in connection with the implementation.

         The Officer Salary Continuation Agreements provide that upon retirement, or death prior to retirement, the following executive officers will be entitled to the following benefits: Theodore S. Mason - $50,000 per year for 15 years; Alan J. Smyth - $40,000 per year for 10 years; Ronald V. Barkley - $40,000 per year for 10 years; Paul A. Ziegler - $75,481 for 15 years; Kenneth
J. Musante - $78,542 per year for 15 years. In the event of disability, these employees will be entitled to the following amounts payable over the same period unless otherwise noted: Theodore S. Mason - $387,739, Alan J. Smyth - $252,237, Ronald V. Barkley - $252,237, Paul A. Ziegler - $17,638 in a lump sum or as otherwise agreed to, and Kenneth J. Musante - $112,653 in a lump sum or as otherwise agreed to. Salary continuation benefits may also be paid if termination is without cause or due to a change in control of Humboldt Bancorp. Otherwise, no benefits are paid upon termination.

         The Officer Salary Continuation Agreements define a change in control as:

         as that event that would be required to be reported in response to Item 6(e) of Schedule 14A of Regulation 14A under the 1934 Act or in response to any other form or report to the regulatory agencies or governmental authorities having jurisdiction over Humboldt Bank or any stock exchange on which Humboldt Bank or Humboldt Bancorp shares are listed which requires the reporting of a change in control;

         any merger, consolidation or reorganization of Humboldt Bank or Humboldt Bancorp in which Humboldt Bank or Humboldt Bancorp does not survive;

         any sale, lease exchange, mortgage, pledge, transfer or other disposition of any assets of Humboldt Bank or Humboldt Bancorp having an aggregate fair market value of 50% of the total value of the assets of Humboldt Bank or Humboldt Bancorp, reflected in the most recent balance sheet of Humboldt Bank or Humboldt Bancorp;

         any person as defined in the 1934 Act is or becomes the beneficial owner, directly or indirectly, of Humboldt Bancorp securities representing 25% or more of the combined voting power of Humboldt Bancorp's then outstanding securities;

         in any one-year period, individuals who at the beginning of such period constitute the Board of Directors of Humboldt Bank or Humboldt Bancorp cease for any reason to constitute at least a majority thereof, unless the election, or the nomination for election by Humboldt Bancorp's shareholders, of each new director is approved by a vote of at least 3/4 of the directors then still in office who were directors at the beginning of the period; or

         a majority of the members of the Board of Directors of Humboldt Bank or Humboldt Bancorp in office prior to the happening of any event determines in their sole discretion that as a result of such event there has been a change in control.

In the event of a change of control the executive officers named below will be entitled to full vesting of their benefits under the Officer Salary Continuation Agreements, and if an executive officer in connection with the change of control is terminated without cause, he shall be entitled to the fully vested payments. The fully vested payments are as follows: Theodore S. Mason - $387,739, Alan J. Smyth - $252,237, Ronald V. Barkley - $252,237, Paul A. Ziegler - $17,638, and Kenneth J. Musante - $146,665.

         Humboldt Bank has purchased single premium life insurance policies in connection with the implementation of these salary continuation and deferred compensation plans. The policies provide protection against the adverse financial effects from their death and provide income to offset expenses associated with the plans. The specified employees are insured under the policies, but Humboldt Bank or Humboldt Bancorp is the owner and beneficiary. At December 31, 1998, 1997, and 1996, the cash surrender value of these policies totaled approximately $4,943,000, $4,810,000 and $4,583,000, respectively.

         At December 31, 1998, 1997, and 1996, liabilities recorded for the estimated present value of future salary continuation and deferred compensation benefits totaled approximately $2,038,000, $1,451,000, and $932,000, respectively. In the event of death or under other selected circumstances, Humboldt Bank or Humboldt Bancorp is contingently liable to make future payments greater than the amounts recorded as liabilities. Based on present circumstances, Humboldt Bank does not consider it probable that this contingent liability will be incurred or that in the event of death, a liability would be material after consideration of life insurance benefits.

         Stock Option Plan: Humboldt Bancorp has a stock option plan under which incentive and non-statutory stock options, as defined under the Internal Revenue Code, may be granted. Options representing 414,777 shares of Humboldt Bancorp's issued and outstanding no par value common stock may be granted under the Humboldt Bancorp stock option plan by the Board of Directors or a committee of the board, to directors, officers, and key, full-time employees at an exercise price not less than the fair market value of the shares on the date of grant. As of December 31, 1998, 183,862 options were outstanding under the Humboldt Bancorp Stock Option Plan. Options cannot have an exercise period of longer than ten years. Incentive stock options have vesting schedules of three years, and non-statutory stock options vest immediately. In addition, as of December 31, 1998, 710,697 options are outstanding as a result of Humboldt Bancorp's assumption of Humboldt Bank options granted prior to the reorganization.

         The Stock Option Plan contains an antidilution provision in the event of a private or public offering of Humboldt Bancorp common stock. Under the current antidilution provision, certain holders of outstanding options will be granted additional options to purchase shares of Humboldt Bancorp common stock based on the number of shares issued in the public offering. Additional options will be granted to a current employee, officer or director who holds options so as to maintain an optionee's proportionate interest in Humboldt Bancorp by reason of his or her unexercised portions of options as before the issuance. However, the total number may not exceed that available for grant under the Humboldt Bancorp Stock Option Plan and the former Humboldt Bank Stock Option Plan.

         The exercise for such additional options shall be the fair market value of the Humboldt Bancorp common stock on the date of the additional grant, except that in the event of an incentive stock option, the exercise price shall be 110% if the optionee is an employee owning more than 10% of the total combined voting power of all classes of stock of Humboldt Bancorp.

         The following tables set forth the number of options granted to Humboldt Bancorp's executive officers during 1998 and the number and value of unexercised options held by these executive officers as of the end of 1998.

                         OPTION GRANTS AND EXERCISES BY
                            EXECUTIVE OFFICER IN 1998

                                                                                             Potential Realizable
                                        % of Total                                             Value at Assumed
                                     Options Granted                                         Annual Rates of Stock
                         Options     to Employees in   Exercise Price       Expiration      Price Appreciation for
         Name            Granted           1998           per Share            Date          Option Term 5% / 10%
         ----            -------     ---------------   --------------      -----------      ----------------------
Theodore S. Mason         5,500           100.0%           $10.73          May 9, 2008        $96,129 / $153,069


                      AGGREGATED OPTION EXERCISES IN 1998

                                                                Number of Unexercised        Value of Unexercised
                                                                 Options at Year-end             In-the-money
                           Shares Acquired        Value             (Exercisable/               (Exercisable/
          Name               on Exercise         Realized           Unexercisable)              Unexercisable)
          ----             ---------------       --------       ---------------------        --------------------
Theodore S. Mason              16,910            $99,938           139,441 / 5,684            $512,208 / $53,849
Alan J. Smyth                   3,023            $16,234            68,218 / 2,841            $248,558 / $27,410
Ronald V. Barkley               3,000            $16,140            79,611 / 2,841            $273,053 / $27,410
Paul A. Ziegler                  ___               ___              31,711 / 8,341            $209,538 / $87,910

Compensation Committee Interlocks and Insider Participation

         The Personnel Committee is composed of Ronald F. Angell (Chairman), Mike Renner, Marguerite Dalianes, Larry Francesconi, John R. Winzler and Theodore Mason. Mr. Mason is president of Humboldt Bancorp and was president of Humboldt Bank. Ms. Dalianes is a former owner of Dalianes Worldwide Travel Service, which during 1998 provided travel services in the amount of $73,461 to Humboldt Bancorp and its subsidiaries.

                              SECURITIES OWNERSHIP

Principal Shareholders and Share Ownership of Management and Directors

         The following table sets forth, as of December 31, 1999, the number and percentage of shares of Humboldt Bancorp's outstanding common stock before and after the merger and the concurrent public offering, which are beneficially owned, directly or indirectly, by:

         o each shareholder who owns more than 5% of the outstanding shares;

         o each of Humboldt Bancorp's directors;

         o Humboldt Bancorp's named executive officers; and

         o all of Humboldt Bancorp's directors and executive officers as a group.

The shares "beneficially owned" are determined under Securities and Exchange Commission rules, and do not necessarily indicate ownership for any other purpose. In general, beneficial ownership includes shares over which the indicated person has sole or shared voting or investment power and shares which he/she has the right to acquire within 60 days of December 31, 1999. Unless otherwise indicated, the persons listed have sole voting and investment power over the shares beneficially owned. Management is not aware of any arrangements which may, at a subsequent date, result in a change of control of Humboldt Bancorp.

                                     Prior to the Offering                         After the Merger and Public Offering
                          -----------------------------------------   -------------------------------------------------------------
                             Shares                                      Shares                        Minimum         Maximum
                          Beneficially                                Beneficially                    Offering        Offering
Name                       Owned(1)(2)   Options (3)(4)  Percentage    Owned(1)(2)   Options (3)(4)  Percentage(5)   Percentage (6)
----                      ------------   --------------  ----------   -------------  --------------  -------------   --------------
Francis and Dorothy Dutra    273,725        1,453           5.26%       273,725          1,453           4.94%          4.66%
1964 South Maru Road
Arcata, California  95521

Ronald F. Angell             106,412       37,011           2.04%       108,847         39,446           1.97%          1.89%
Marguerite Dalianes           58,424       36,857           1.12%        60,849         39,282           1.10%          1.07%
Gary L. Evans                112,580       67,407           2.16%       117,015         71,842           2.11%          2.06%
Lawrence Francesconi          84,751       31,382           1.63%        86,816         33,447           1.57%          1.51%
Clayton R. Janssen            68,028       14,390           1.31%        68,975         15,337           1.25%          1.19%
James O. Johnson              23,082        7,114           *            23,550          7,582           *                *
John McBeth                  124,596        7,114           2.39%       125,064          7,582           2.26%          2.14%
Michael Renner                54,965       10,579           1.06%        55,661         11,275           1.01%            *


                                    Prior to the Offering                      After the Merger and Public Offering
                          -----------------------------------------   -------------------------------------------------------------
                             Shares                                      Shares                        Minimum         Maximum
                          Beneficially                                Beneficially                    Offering        Offering
Name                       Owned(1)(2)   Options (3)(4)  Percentage    Owned(1)(2)   Options (3)(4)  Percentage(5)   Percentage (6)
----                      ------------   --------------  ----------   -------------  --------------  -------------   --------------
John R. Winzler             134,028         52,164          2.58%         137,460         55,596         2.48%           2.39%
Jerry L. Thomas              14,476          4,250          *              14,756          4,530         *               *
Edythe E. Vaissade           97,134         73,383          1.87%         101,962         78,211         1.84%           1.81%
Theodore S. Mason           192,440        157,646          3.70%         202,813        168,019         3.66%           3.61%
Alan J. Smyth                98,835         78,054          1.90%         103,971         83,190         1.88%           1.85%
Ronald V. Barkley            78,717         78,217          1.51%          83,863         83,363         1.51%           1.51%
Paul A. Ziegler              33,083         33,083          *              35,260         35,260         *               *
Thomas W. Weborg             10,266          1,100          *              10,338          1,172         *               *
All Directors and         1,565,542        691,204         30.08%       1,610,925        736,587        29.09%          28.12%
Executive
Officers (16 Persons)

----------

*        Less than 1%.

(1) We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable within 60 days of December 31, 1999, are deemed outstanding. Such shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of each other person. Except as indicated in the footnote to this table and pursuant to applicable community property laws, each shareholder named in the table has sole voting power and investment power with respect to the shares set forth opposite such shareholder's name.

(2) Reflects an increase in the number of shares of common stock as a result of the 10% stock dividend declared on January 11, 2000, payable on February 7, 2000.

(3) Represents options that may be exercised within sixty days. The number of shares of common stock subject to options are included in the Shares Beneficially Owned column.

(4) Reflects an increase in the number of options as a result of the antidilution provision in the Stock Option Plan and the 10% stock dividend declared on January 11, 2000, payable on February 7, 2000.

(5) The percentage calculated is based on the minimum offering number of shares and an increase in the number of options and a result of the antidilution provision in the Stock Option Plan.

(6) The percentage calculated is based on the maximum offering number of shares and reflects an increase in the number of options as a result of the antidilution provision in the Stock Option Plan.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         We have entered into a $3.8 million line of credit with Bancorp Financial Services, in which we own a 50% interest. The line of credit expires May 2, 2000, and bears interest at the prime rate published in the Wall Street Journal plus 0.25% (currently 8.50%) per annum. During the years ended December 31, 1998 and 1997, the maximum amount outstanding under the line of credit was $3.0 million and $2.0 million. Further, during the year ended December 31, 1998 and 1997, Humboldt Bank purchased $2.0 million and $6.8 million in leases generated by Bancorp Financial Services.

         Some of the Humboldt Bancorp's directors and executive officers and their immediate families, as well as the companies with which they may have interest in, have had loans with Humboldt Bank in the ordinary course of the Bank's business. In addition, Humboldt Bank expects to have loans with these persons in the future. In management's opinion, all these loans and commitments to lend were made in the ordinary course of business, were made in compliance with applicable laws on substantially the same terms, including interest rates and collateral, as those prevailing for comparable transactions with other persons of similar creditworthiness and, in the opinion of management, did not involve more than a normal risk of collectibility or present other unfavorable features. The outstanding balance under extensions of credit by Humboldt Bank to directors and executive officers of Humboldt Bancorp and Humboldt Bank and to the companies that these directors and executive officers may have an interest was $6,451,000, $6,218,000 and $3,624,000 as of December 31, 1998, 1997 and
1996, respectively.

         We have, and in the future will, enter into transactions with our directors or companies in which they may have an interest. During the year ended December 31, 1998, 1997 and 1996 no transaction exceeded $60,000, except we engaged the services of Dalianes Worldwide Travel Service, which was formerly owned by Marguerite Dalianes, one of our directors. Fees paid by us to Dalianes Worldwide Travel Service for the year ended December 31, 1998 amounted to $73,461.

                     GLOBAL BANCORP SELECTED FINANCIAL DATA

         The following table sets forth selected financial data of Global Bancorp (on a consolidated basis) as of and for the years ended December 31, 1994, 1995, 1996, 1997 and 1998, and as of and for the nine months ended September 30, 1998 and 1999, and should be read in conjunction with Management's Discussion and Analysis and with the financial statements presented elsewhere.

                                                                                                            As Of and For the
(Dollars in Thousands,                                 As Of and For the Years Ended                        Nine Months Ended
except per share data)                                         December 31,                                   September 30,
                                        -------------------------------------------------------------      --------------------
                                          1994          1995          1996         1997         1998         1998         1999
                                        -------       -------       -------      -------      -------      -------      -------
                                                                                                               (Unaudited)
INCOME STATEMENT DATA:
  Interest income                       $ 8,776       $ 9,115       $10,793      $11,996      $12,953      $ 9,681      $ 8,723
  Interest expense                        3,119         4,592         5,628        6,469        6,843        5,178        4,293
                                        -------       -------       -------      -------      -------      -------      -------
       Net interest income                5,657         4,523         5,165        5,527        6,110        4,503        4,430
  Provision for credit losses              (287)          (63)          151          416          226           57          479
                                        -------       -------       -------      -------      -------      -------      -------
  Net interest income after
     provision for loan losses            5,944         4,586         5,014        5,111        5,884        4,446        3,951
  Non-interest income                       538           478           464          494        1,302          633          733
  Non-interest expense                    4,787         5,042         4,158        4,624        5,473        3,860        3,369
                                        -------       -------       -------      -------      -------      -------      -------
       Income before provision for
          income taxes                    1,695            22         1,320          981        1,713        1,219        1,315
  Provision for income taxes                694             9           501          349          658          499          363
                                        -------       -------       -------      -------      -------      -------      -------
     Net income                         $ 1,001       $    13       $   819      $   632      $ 1,055      $   720      $   952
                                        =======       =======       =======      =======      =======      =======      =======

                                                                                                               As Of and For the
(Dollars in Thousands,                                    As Of and For the Years Ended                        Nine Months Ended
except per share data)                                            December 31,                                   September 30,
                                            ------------------------------------------------------------     ---------------------
                                              1994         1995         1996         1997         1998         1998         1999
                                            --------     --------     --------     --------     --------     --------     --------
BALANCE SHEET DATA (at period end):
  Investment securities                     $  2,368     $    693     $  4,537     $ 13,634     $ 15,153     $ 16,230     $  6,013
  Total assets                              $ 85,571     $ 98,517     $116,646     $129,964     $124,772     $135,752     $117,660
  Total net loans and leases                $ 73,727     $ 78,155     $ 92,897     $101,167     $ 97,480     $108,724     $ 98,284
  Total deposits                            $ 75,933     $ 89,146     $106,395     $118,179     $112,639     $123,732     $105,287
  Total stockholders' equity                $  8,905     $  8,800     $  9,482     $  9,988     $ 10,828     $ 10,587     $ 11,780

PER SHARE DATA:
  Net income
     Basic                                  $   1.53     $   0.02     $   1.25     $   0.96     $   1.57     $   1.07     $   1.40
     Diluted                                $   1.47     $   0.02     $   1.19     $   0.92     $   1.52     $   1.04     $   1.37
  Book value per share                      $  13.56     $  13.40     $  14.44     $  14.89     $  16.14     $  15.78     $  16.85
  Weighted average shares outstanding:
     Basic                                   656,600      656,600      656,600      660,163      670,850      670,850      680,267
     Diluted                                 681,212      684,784      686,749      688,994      693,428      693,129      694,872
     Actual                                  656,600      656,600      656,600      670,850      670,850      670,850      694,100
     Cash dividends per share               $   0.42     $   0.18     $   0.21     $   0.40     $   0.38     $   0.29     $   0.30
     Dividend payout ratio                     27.45%       90.00%       16.80%       41.67%       24.20%       27.10%       21.43%
SELECTED FINANCIAL RATIOS (1)
  Return on average assets                      1.12%        0.01%        0.76%        0.51%        0.79%        0.72%        1.03%
  Return on average shareholders' equity       13.32%        0.18%        9.02%        6.40%        9.77%        8.97%       10.78%
  Total loans to deposits                      97.09%       87.67%       87.31%       85.60%       86.54%       87.87%       93.35%
  Net interest margins                          7.53%        4.85%        5.04%        4.67%        4.82%        4.89%        5.00%
  Efficiency ratio (2)                         77.27%      100.82%       73.87%       76.80%       73.84%       75.16%       65.25%
ASSET QUALITY RATIOS
  Allowance for loans losses to:
     Ending total loans                         1.83%        1.43%        1.17%        1.02%        1.19%        1.09%        1.49%
     Nonperforming assets                      26.06%       17.23%       11.97%       10.47%       14.34%       17.96%       28.39%
  Nonperforming assets to ending total
     assets                                     6.17%        6.76%        7.97%        7.80%        6.61%        4.85%        4.50%
  Net loan charge-offs (recoveries) to
     average loans                              0.05%        0.21%        0.20%        0.45%        0.10%        0.03%        0.16%
  Reserve/nonperforming loans                  22.01%       17.23%       11.97%       10.47%       19.34%       55.85%       52.14%
CAPITAL RATIOS
  Average shareholders' equity to
     average assets                             8.39%        8.39%        8.39%        7.93%        8.06%        8.00%        9.56%
  Tier 1 capital ratio(3)                      11.56%       10.56%        9.81%        9.35%       10.96%        9.44%       11.87%
  Total risk-based capital ratio(4)            12.81%       11.67%       10.96%       10.34%       12.16%       10.42%       13.12%
  Leverage ratio(5)                            10.87%        9.19%        8.35%        7.54%        8.04%        7.79%        9.66%
OTHER
  End of period ("EOP") common stock
     outstanding                             656,600      656,600      656,600      670,850      670,850      670,850      699,100
  Average assets                            $ 89,604     $ 98,466     $108,204     $124,467     $134,405     $133,769     $123,221
  Average earning assets                    $ 84,889     $ 93,285     $102,511     $118,274     $126,721     $125,639     $118,050
  Number of branch offices(6)                     12           11           11           11           11           11           10
  Number of full-time equiv. employees            70           55           55           57           55           56           49

(1)      Annualized, when appropriate.

(2) Efficiency ratio is non-interest expense divided by the sum of net interest income plus non-interest income.

(3)      Tier I capital divided by risk-weighted assets.

(4)      Total capital divided by risk-weighted assets.

(5)      Tier I capital divided by average assets.

(6)      Including head office.

                           GLOBAL BANCORP MANAGEMENT'S
                 DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATION

         The following management's discussion and analysis of financial condition and results of operations contains forward-looking statements that involve risks and uncertainties. Global Bancorp's actual results could differ materially from those anticipated in these forward-looking statements as a result of the factors described in the section entitled "Risk Factors" and elsewhere in this document.

Overview

         Global Bancorp and its wholly-owned subsidiary, Capitol Thrift & Loan is an industrial loan company headquartered in Napa, California. Global Bancorp's only asset is Capitol Thrift. Therefore, reference to Capitol Thrift shall mean Global Bancorp unless otherwise indicated. Capitol Thrift was incorporated under the laws of the State of California on May 15, 1947. Capitol Thrift operates 10 branches in the state of California. Capitol Thrift's primary source of revenue is providing single-family residential, commercial real estate, and installment loans to customers who are predominantly small and middle-market businesses and individuals. Capitol Thrift conducts a consumer and commercial finance business under the California Industrial Loan Law and insures its deposits through the Federal Deposit Insurance Corporation (FDIC).

         The following discussion is intended to provide information to facilitate the understanding and assessment of significant changes in trends related to the financial condition of Capitol Thrift and its results of operations. It should be read in conjunction with Capitol Thrift's consolidated financial statements and footnotes appearing elsewhere in this document. For a discussion of important factors that could cause actual results to differ materially from such forward- looking statements, see "Risk Factors."

Results of Operations

         At September 30, 1999, Capitol Thrift's total assets were $117.7 million, net loans amounted to $98.3 million, stockholders' equity was $11.8 million and the allowance for loan losses was $1.5 million. This compares to total assets of $124.8 million, net loans of $97.5 million, stockholders' equity of $10.8 million and allowance for loan losses of $1.2 million as of December 31, 1998. Total assets decreased 5.7% which was primarily due to a decrease in the securities portfolio of 60.3% and an increase in cash and cash equivalents of approximately 47.5%. The loan portfolio increased 0.8%.

         Net earnings for the nine months ended September 30, 1999 and 1998 were $952,000 and $720,000, respectively. Net earnings per share for the nine months ending September 30, 1999 and 1998 were $1.40 and $1.07, respectively. Net earnings increased for the nine months ended September 30, 1999, primarily due to officer life insurance proceeds received of $297,000. The $297,000 consists of $598,000 officers' insurance proceeds, removal of a deferred compensation accrual of $378,000, offset by a payment to heirs of $522,000 and removal of a cash value accrual of $157,000. The payment and removal of cash value have been reclassified to other income for the analysis covered later under "Other Operating Income".

         For the year ended December 31, 1998, Capitol Thrift reported net income of $1.1 million. This represents a 66.8% increase over 1997. Earnings per share was $1.57 in 1998 as compared to $.96 in 1997. The increase in net income is primarily attributable to an increase of $583,000 in net interest income, an increase in non-interest income of $773,000, offset by an increase in non-interest expense of $849,000. The increase in net interest income is attributable to an increase in average outstanding loans of $6.1 million. The increase in non-interest income is attributable to a gain on the sale of loans. The increase in non-interest expense was attributable to higher provision for loss on RPHFS (Real Property Held For Sale).

         Capitol Thrift reported net income of $632,000 for the year ended December 31, 1997, a 22.8% decrease compared to net income of $819,000 for 1996. Earnings per share decreased to $.96 in 1997 from $1.25 in 1996. The decrease in earnings in 1997 was primarily due to an increase in provision for losses on loans of $265,000 and increase in loss on sale of real property held for sale of $374,000.

         Earnings as measured by return on assets increased to .79% in December, 1998, compared to .51% in the prior year. Return on equity approximated 9.77% in 1998, compared to 5.92% in 1997.

Distribution of Average Assets, Liabilities, and Stockholders' Equity: Interest Rates and Interest Differential

         The following table sets forth average daily balances of each principal category of assets, liabilities and stockholder's equity, interest on interest-earning assets, and interest on interest-bearing liabilities, and the average yields earned or rates paid thereon for the nine months ended September 30, 1999 and 1998. The table also shows the net interest earnings and the net yield on average earning assets. Averages were computed based upon daily balances.

         The following sets forth Capitol Thrift's daily average balance sheets, components of net interest income and expense, and related yields and rates for the nine months ended September 30, 1998 and 1999:

                                                            Nine Months Ended September 30,
                                           ----------------------------------------------------------------------
                                                            1998                              1999
                                           ------------------------------------  --------------------------------
(Dollars in Thousands)                      Average                     Yield/    Average                  Yield/
                                            Balance       Interest      Rate      Balance    Interest       Rate
                                           ----------    ----------     -------  ---------   ---------    -------
Assets:
Interest-earning assets:
  Loans(1)                                 $ 105,355     $   8,786       11.12%  $  99,589    $   8,001     10.71%
  Investment Securities - taxable             15,544           650        5.58%     11,395          470      5.50%
  Federal funds sold and reverse repos         4,740           245        6.86%      7,066          252      4.77%
  Deposits in financial institutions               -                                     -            -
                                           ---------     ---------     -------   ---------    ---------    -------
     Total interest-earning assets         $ 125,639     $   9,681       10.27%  $ 118,050    $   8,723      9.85%
                                           =========     =========     =======   =========    =========    =======

Allowance for loan losses                     (1,072)                               (1,293)
Non-interest-bearing assets:
  Cash and due from banks                        546                                   613
  Premises and equipment, net                    595                                   668
  Accrued interest receivable                  1,146                                 1,029
  Other real estate owned                      5,443                                 2,972
  Other assets                                 1,472                                 1,182
                                           ---------                             ---------
     Total average assets                  $ 133,769                             $ 123,221
                                           =========                             =========

LIABILITIES AND STOCKHOLDERS' EQUITY:
Interest-bearing liabilities:

  Savings accounts                            23,482           821        4.66%     26,796          911      4.53%
  Time deposits                               99,147         4,357        5.86%     83,817        3,382      5.38%
                                           ---------     ---------     -------   ---------    ---------    -------
     Total interest-bearing liabilities    $ 122,629     $   5,178        5.63%  $ 110,613    $   4,293      5.17%
                                           =========     =========     =======   =========    =========    =======

                                                            Nine Months Ended September 30,
                                           ----------------------------------------------------------------------
                                                            1998                              1999
                                           ------------------------------------  --------------------------------
(Dollars in Thousands)                      Average                     Yield/    Average                  Yield/
                                            Balance       Interest      Rate      Balance    Interest       Rate
                                           ----------    ----------     -------  ---------   ---------    -------
Non-interest-bearing liabilities:
  Non-interest-bearing checking
  Accrued interest payable                         10                                    5
  Other liabilities                               432                                  820
                                           ----------                            ---------
     Total liabilities                        123,071                              111,438

Total stockholders' equity                     10,698                               11,783
                                           ----------                            ---------

  Total average liabilities and
     stockholders' equity                   $ 133,769                            $ 123,221
                                           ==========                            =========
Interest income as a percentage of
  average earning assets                                                 10.27%                              9.85%
Interest expense as a percentage of
  average earning assets                                                  5.50%                              4.85%
                                                                         ------                           --------
Net interest margin                                                       4.77%                              5.00%
                                                                         ======                           ========

NOTE: Applicable nontaxable securities yields have not been calculated on a tax-equivalent basis because they are not material to Capitol Thrift's results of operations.

(1) Loan amounts include non-accrual loans, but the related interest income has been included only if collected for the period prior to the loan being placed on a nonaccrual basis. Loan interest income includes loan fees of approximately $421,000 and $430,000 for the nine months ended September 30, 1999 and 1998, respectively.

         The following table sets forth average daily balances of each principal category of assets, liabilities and stockholder's equity, interest on interest-earning assets, and interest on interest-bearing liabilities, and the average yields earned or rates paid thereon for the years ended December 31, 1998, 1997 and 1996. The table also shows the net interest earnings and the net yield on average earning assets. Averages were computed based upon daily balances, except for December 31, 1997 and 1996. 1997 and 1996 averages were computed based on monthly averages.

         The following sets forth Capitol Thrift's daily average balance sheets, components of net interest income and expense, and related yields and rates for the years ended December 31, 1996, 1997 and 1998:

(Dollars in Thousands)                                                 Year Ended December 31,
                                       ---------------------------------------------------------------------------------------
                                                    1996                            1997                          1998
                                       ----------------------------   -----------------------------  --------------------------
                                        Average             Yield/      Average             Yield/    Average            Yield/
                                        Balance   Interest   Rate       Balance   Interest   Rate     Balance   Interest  Rate
                                       --------   --------  ------      -------   --------  ------   --------   -------- ------
Assets:
Interest-earning assets:
   Loans(1)                            $ 91,557    $10,202  11.14%     $ 98,152    $10,849  11.05%   $104,281    $11,721  11.24%
   Investment Securities:
      Taxable securities                  1,727         79   4.57         9,513        514   5.40      15,645        872   5.57
   Federal funds sold and reverse repos   6,480        354   5.46         8,439        498   5.90       5,915        308   5.21
   Deposits in financial institutions     2,747        158   5.75         2,170        135   6.22         880         52   5.91
                                       --------   --------  -----      --------   --------  -----    --------   -------- ------
      Total interest-earning assets     102,511     10,793  10.53       118,274     11,996  10.14     126,721     12,953  10.22

Allowance for loan losses                (1,208)                         (1,202)                       (1,093)
Non-interest-bearing assets:
   Cash and due from banks                  855                             606                           476
   Premises and equipment, net              618                             575                           598
   Accrued interest receivable            1,337                           1,271                         1,118
   Other real estate owned                3,443                           4,085                         5,013
   Other assets                             648                             858                         1,572
                                       --------                        --------                      --------
      Total average assets             $108,204                        $124,467                      $134,405
                                       ========                        ========                      ========

Liabilities and Stockholders' Equity:
Interest-bearing liabilities:
   Savings accounts                      16,386        680   4.15%       20,043        883   4.41%     24,295      1,141   4.70%
   Time deposits                         82,055      4,948   6.03        93,259      5,586   5.99      97,688      5,702   5.84
                                        -------   --------  -----      --------   --------  -----     -------   -------- ------
    Total interest-bearing liabilities   98,441      5,628   5.72       113,302      6,469   5.71     121,983      6,843   5.61

Non-interest-bearing liabilities:
   Non-interest-bearing checking              -                               -                             -
                                        -------                        --------                      --------
   Accrued interest payable                  44                              17                            10
   Other liabilities                        644                           1,272                         1,618
                                        -------                        --------                      --------
      Total liabilities                  99,129                         114,591                       123,611

Total stockholders' equity                9,075                           9,876                        10,794
                                        -------                        --------                      --------
   Total average liabilities and
      stockholders' equity             $108,204                        $124,467                      $134,405
                                       ========                        ========                      ========
Interest income as a percentage of
   average earning assets                                   10.53%                          10.14%                        10.22%
                                                           ------                           =====                         =====
Interest expense as a percentage of
   average earning assets                                    5.49%                           5.47%                         5.40%
                                                           ======                           =====                         =====
Net interest margin                                          5.04%                           4.67%                         4.82%
                                                           ======                           =====                         =====

NOTE: Applicable nontaxable securities yields have not been calculated on a tax-equivalent basis because they are not material to Capitol Thrift's results of operations.

(1) Loan amounts include non-accrual loans, but the related interest income has been included only if collected for the period prior to the loan being placed on a nonaccrual basis. Loan interest income includes fees of approximately $853,000 and $719,000 for the years ended December 31, 1998 and 1997, respectively.

Net Interest Income

         Capitol Thrift's primary source of revenue is net interest income, which is the difference between interest income received on interest-earning assets and the interest expense paid on interest-bearing liabilities. Net interest income before the provision for loan losses decreased to $4.4 million for the nine months ended September 30, 1999, from $4.5 million for the same period in 1998. The net interest margin was 5.00% in 1999 compared to 4.77% for the same period in 1998. The decrease in interest income is due primarily to a decrease in loan volume.

         Net interest income before the provision for loan losses was $6.1 million in 1998, an 10.5% increase over 1997, and $5.5 million in 1997, an increase of 7% over 1996. Capitol Thrift's net interest margin increased to 4.82% in 1998, compared to 4.67% in 1997. The increase in interest income was primarily due to an increase in interest income on loans and investment securities. Interest expense increased 5.8% from 1997 to 1998 due to a 7.7% increase in average interest bearing deposits and rates decreasing 1.8% from 1997. The increase in the net interest margin in 1998 was primarily due to an increase in volume of loans and investments and an increase in the yield on interest earning assets to 10.22% in 1998 from 10.14% in 1997.

         Capitol Thrift's net interest income is affected by changes in the amount and mix of interest-earning assets and interest-bearing liabilities, referred to as a "volume change." It is also affected by changes in yields earned on interest-earning assets and rates paid on interest-bearing deposits and other borrowed funds, referred to as a "rate change." The following table sets forth changes in interest income and interest expense for each major category of interest-earning assets and interest-bearing liabilities, and the amount of change attributable to volume and rate changes for the years indicated. The changes due to the combined impact of rate and volume changes have been allocated to rate and volume in proportion to the relationship between their absolute dollar amounts. The effects of tax-equivalent yields have not been considered because they are not significant. Nonaccrual loans are included in average loans used to compute this table.

                                                                         Year Ended December 31,
                                                    --------------------------------------------------------------------
(Dollars in Thousands)                                       1997 over 1996                     1998 over 1997
                                                    --------------------------------  ----------------------------------
                                                     Total       Rate        Volume      Total       Rate       Volume
                                                    -------     -------     -------     -------     -------     -------
Increase (decrease) in interest income:
  Loans                                             $   647         (88)        735     $   872         195         677
  Investment securities                                 435          14         421         358          16         342
  Federal funds sold & reverse repos                    144          28         116        (190)        (59)       (131)
  Deposits in other financial institutions              (23)         13         (36)        (83)         (7)        (76)
                                                    -------     -------     -------     -------     -------     -------
          Total interest income                       1,203         (33)      1,236         957         145         812
Increase (decrease) in interest expense:
  Investment and Savings Certificate:

       Savings accounts                                 203          42         161         258          58         200
       Time deposits                                    638         (33)        671         116        (143)        259
                                                    -------     -------     -------     -------     -------     -------
          Total interest expense                        841           9         832         374         (85)        459
                                                    -------     -------     -------     -------     -------     -------
Increase (decrease) in net interest income          $   362         (42)        404     $   583         230         353
                                                    =======     =======     =======     =======     =======     =======
                                                        Nine Months Ended September 30,
                                                      ----------------------------------
(Dollars in Thousands)                                         1999 over 1998
                                                      ----------------------------------
                                                         Total        Rate      Volume
                                                        -------     -------     -------
Increase (decrease) in interest income:
  Loans                                                 $  (787)         36        (823)
  Investment securities                                    (180)        124        (304)
  Federal funds sold & reverse repos                          9        (139)        148
  Deposits in other financial institutions                    -           -           -
                                                        -------     -------     -------
          Total interest income                            (958)         21        (979)
Increase (decrease) in interest expense:
  Investment and Savings Certificate:

       Savings accounts                                      90        (110)        200
       Time deposits                                       (975)        125      (1,100)
                                                        -------     -------     -------
          Total interest expense                           (885)         15        (900)
                                                        -------     -------     -------
Increase (decrease) in net interest income              $   (73)          6         (79)
                                                        =======     =======     =======


         For the nine months ended September 30, 1999, the decrease in total interest income of $73,000 is comprised of a $979,000 volume decrease primarily associated with the decline in average loans of $5.8 million from September 30, 1998. Although yields decreased in 1999, interest income decreased due to the significant decrease in interest earning assets in the first quarter of 1999. The decrease in total interest expense of $885,000 from September 30, 1998 to September 30, 1999, is primarily comprised of a volume decrease of $900,000 related to the $12.0 million decrease in average interest-bearing liabilities between the two periods.

         The increase in total interest income of $957,000 in 1998 is comprised of a $812,000 volume increase associated with the $8.5 million increase in average earning assets between 1997 and 1998. The yield on total interest earning assets increased in 1998 to 10.22% from 10.14% from 1997. The increase in total interest expense of $374,000 is comprised of a volume increase of $459,000 related to the $8.7 million increase in average interest-bearing liabilities between 1998 and 1997 and a $85,000 rate decrease associated with a decrease in the cost of funds to 5.61% in 1998 from 5.71% in 1997.

         In 1997, the increase in total interest income of $1.2 million is comprised of a $1.2 million volume increase associated with the $15.8 million increase in average earning assets between 1997 and 1996 and a $33,000 rate decrease associated with a decrease in the total yield on interest-earning assets to 10.14% in 1997 from 10.53% in 1996. The increase in total interest expense of $841,000 in 1997 is comprised of a volume increase of $832,000 related to the $14.9 million increase in average interest-bearing liabilities between 1997 and 1996 and a $9,000 rate increase.

         A changing interest rate environment can have a significant impact on Capitol Thrift's net interest margin as measured against average earning assets and its interest rate spread. Management monitors its net interest margin by repricing its loans and deposit products after giving effect to such factors as competition and expected maturities in the loan, investment securities and deposit portfolios.

Provision for Loan Losses

         Capitol Thrift maintains an allowance for loan losses at a level management believes to be adequate to cover the inherent risks of loss associated with its loan portfolio. See "Balance Sheet Analysis - Credit Risk Management and Asset Quality." The provision for loan losses is charged against income and is applied to the allowances for loan losses.

         For the nine months ended September 30, 1999, $479,000 was charged to the provision for loan losses. For the same period during 1998, $57,000 was charged to the provision for loan losses. The primary reasons for increasing the allowance were related to regulatory review of loans and to bring the allowance to a level comparable to industry peers.

         The provision for loan losses for the year ended December 31, 1998, was $226,000 as compared to a $416,000 provision made in 1997 and a $151,000 provision made in 1996. Net charge-offs to average loans of 0.10% in 1998 is slightly lower as compared to 0.45% in 1997. Net charge-offs to average loans in 1996 was 0.20%.

         The provision for loan losses reflects management's on-going evaluation of the risk inherent in the loan portfolio, which includes consideration of numerous factors, such as economic conditions, relative risks in the loan portfolio, loan loss experience and review and monitoring of individual loans for identification and resolution of potential problems.

Other Operating Income

         Other income consists primarily of late charges, gain on sale of loans and miscellaneous income. Other income increased by $100,000 or 15.8% in the first nine months of 1999 compared to the same period in 1998. This increase is attributable to officer life insurance proceeds of $297,000 received in 1999.

         Total other income for the year ended December 31, 1998 increased $808,000 or 164% when compared to the same period in 1997. This increase is attributable to gain of sale on loans for $476,000 and an increase in miscellaneous income of $332,000 as compared to the previous year. Miscellaneous income increased in 1998 because of increases in pass thru points of $103,000 and gain on sale real property held for sale of $68,000 from 1997. There was also a legal settlement of $170,000 in 1998.

         Other income increased $30,000 or 6% for the year ended December 31, 1997, compared to the same period in 1996. Late charges increased 33% over 1996 because of increase in loan volume compared to 1996.

         The following table summarizes significant components of other income for the nine months ended September 30, 1998, and 1999 and for the years ended December 31, 1996, 1997 and 1998:

(Dollars in Thousands)                                                        Nine Months
                                         Years Ended December 31,         Ended September 30,
                                      ------------------------------      -------------------
                                        1996        1997        1998        1998        1999
                                      ------      ------      ------      ------      ------
Other Income:
Service charges and other income      $   85      $  113      $  102      $   78      $   62
Miscellaneous Income                     379         381         724         555         374
Officer life insurance proceeds            -           -           -           -         297
Gain on sale of loans                      -           -         476           -           -
                                      ------      ------      ------      ------      ------
                                      $  464      $  494      $1,302      $  633      $  733
                                      ======      ======      ======      ======      ======

Non-interest Expense

         The following tables summarize changes in non-interest expense for the years ended December 31, 1996, 1997 and 1998, and the nine months ended September 30, 1998 and 1999:

(Dollars in Thousands)                     Years Ended December 31,                  Nine Months Ended September 30,
                           ----------------------------------------------------     ----------------------------------
                                1996                1997               1998              1998               1999
                           --------------     --------------     --------------     --------------     --------------
Salaries and employee
  benefits                 $2,033    1.98%    $2,078    1.76%    $2,023    1.60%    $1,487    1.18%    $1,522    1.29%
Occupancy expense             425    0.41        427    0.36        440    0.35        326    0.26        361    0.30
Equipment expense             212    0.21        221    0.19        213    0.17        162    0.13        134    0.11
Payroll taxes                 168    0.16        171    0.14        167    0.13        130    0.10        125    0.11
Professional fees              63    0.06         72    0.06        126    0.10        131    0.10        125    0.11
FDIC insurance                 27    0.03         46    0.04         51    0.04         38    0.03         36    0.03
Expenses on RPHFS             190    0.19        141    0.12        272    0.21        191    0.15        215    0.18
Stationery and supplies        83    0.08         85    0.07         76    0.06         53    0.04         59    0.05
Loss/gain on sale and         190    0.19        564    0.48      1,224    0.96        734    0.59        185    0.16
  provision for losses
  on RPHFS Insurance          244    0.24        238    0.20        223    0.18        169    0.14        154    0.13
Other                         523    0.51        581    0.49        658    0.52        439    0.35        453    0.38
                           ------    ----     ------    ----     ------    ----     ------    ----     ------    ----
     Total                 $4,158    4.06%    $4,624    3.91%    $5,473    4.32%    $3,860    3.07%    $3,369    2.85%
                           ======    ====     ======    ====     ======    ====     ======    ====     ======    ====
Average Earning Assets         $102,511           $118,274           $126,721           $125,639          $118,050
                               ========           ========           ========           ========          ========

Note: Percent of average earning assets not annualized for September 1999 and 1998.

         Other expense, excluding the provision for loan losses and income tax expense, decreased by $491,000 to $3.4 million for the nine months ended September 30, 1999, from $3.9 million for the nine months ended September 30, 1998. This decrease is attributable to losses on sale and provision for losses on real property held for sale. For the nine months ended September 30, 1999, there were net losses on real property held for sale of $185,000 as compared to net losses of $734,000 for the same nine month period ending September 30, 1998.

         Other expense, excluding the provision for loan losses and income tax expense, totaled $5.5 million in 1998 representing an increase of $849,000, or 18.4%, over 1997. The increase was primarily due to the increase in loss on real property held for sale (RPHFS) and expenses related to RPHFS. The increase in the expenses associated with RPHFS led to an agreement with the regulatory agencies discussed under the caption, "Capital Resources." These increases were primarily related to loans originated prior to June 1992, at which time credit underwriting policies were strengthened. Historical data on RPHFS related expenses indicate that losses generally are not incurred until approximately four years after origination. Loan policy and underwriting procedures were significantly improved to present levels during the 1992-1995 period. The primary improvement was a greater reliance on borrower debt and income ratios. While RPHFS related expenses have significantly increased from $705,000 for the year ending December 31, 1997 to $1.5 million for the year ending December 31, 1998, they have declined to $400,000 for the nine months ending September 30, 1999. In addition, as shown under the caption "Nonperforming Assets", nonperforming loans have declined from $5.1 million at December 31, 1998, to $2.9 million at September 30, 1999, while RPHFS has declined from $3.1 million to $2.4 million during this same period of time. Total nonperforming assets continue to decline from $10.1 million at December 31, 1997 to $8.2 million at December 31, 1998 and $5.3 million at September 30, 1999. Expenses other than those related to RPHFS increased by 1.5% for the year ending December 31, 1998 compared to the year ending December 31, 1997 and 1.2% for the nine months period ending September 30, 1999 compared to September 30, 1998.

         Other expense increased $466,000 in 1997, as compared to 1996. The increase was primarily due to an increase in the provision made for losses on real property held for sale. The provision was made to allow for a probable decline in the fair market value of the assets involved.

Financial Condition

         At September 30, 1999, average assets decreased 7.9% and average deposits decreased approximately 1.8% compared to the same period in 1998. Average loans decreased by 5.5% since September 30, 1998. These decreases in average loans are primarily due to a bulk loan sale in October, 1998.

         At December 31, 1998, average assets and average deposits increased by approximately 8.0% and 7.7%, respectively, compared to 1997. Average loans increased 6.2% reflecting a continued increase in loan demand caused primarily by a strengthening economy and a stable prime rate in 1998 and 1997. Increases in deposits during 1998 were used to fund a mix of loans, investment securities and federal funds.

         Earning assets averaged approximately $118.1 million during the nine month period ended September 30, 1999, as compared to $125.6 million for the same period in 1998. This represents a 6.0% decrease from September 30, 1998.

         Earning assets averaged approximately $126.7 million during the year ended December 31, 1998, as compared to $118.3 million and $102.5 million for the years ended December 31, 1997 and 1996, respectively.

Loan Portfolio

         Capitol Thrift's primary business is that of acquiring deposits and making loans. Capitol Thrift concentrates its lending activities in three principal areas: commercial real estate loans, single family loans, and installment loans. Capitol Thrift does not make commercial loans other than those secured by real estate. Interest rates charged for loans made by Capitol Thrift vary with the degree of risk, the size and maturity of the loans, and prevailing market rates.

         At September 30, 1999, gross loans totaled $100.9 million which represents a 1.1% increase over December 31, 1998. The increase in loans was primarily in the commercial real estate category. Installment loans remained relatively constant.

         Net loans totaled $97.5 million at December 31, 1998, as compared to $101.2 million at December 31, 1997, and $92.9 million at December 31, 1996. Average loans rose 6.2% between December 1997 and December 1998, and 7.2% between December 31, 1996 and December 31, 1997, with loans averaging approximately $104.3 million for the twelve months ended December 31, 1998, and compared to $98.1 million and $91.6 million for the comparative twelve month period of 1997 and 1996, respectively.

         The following table sets forth the amounts of loans outstanding by category as of the dates indicated.

(Dollars in Thousands)                                                December 31,
                             ------------------------------------------------------------------------------------------------
                                     1994                     1995                     1996                      1997
                             -------------------    ---------------------     ---------------------     ---------------------
                              Dollar        %         Dollar         %          Dollar        %          Dollar          %
                              Amount    of Loans      Amount     of Loans       Amount     of Loans      Amount      of Loans
                             -------    --------    ---------    --------     ---------    --------     ---------    --------
Commercial Real Estate     $ 51,405      69.73%     $  58,253      74.53%     $  73,683      79.32%     $  82,123      81.18%
Single Family
Residential(1)               21,989      29.82         20,575      26.33         20,635      22.21         20,518      20.28
Installment                   2,678       3.63          1,314       1.68            741       0.80            895       0.88
                           --------     ------      ---------     ------      ---------     ------      ---------     ------
Total Gross Loans            76,072     103.18%        80,142     102.54%        95,059     102.33%       103,536     102.34%
                                        ------                    ------                    ------                    ------
Less allowance for
   loan losses               (1,375)     (1.32)        (1,147)     (1.07)        (1,112)     (1.20)        (1,061)     (1.05)
                                        ------                    ------                    ------                    ------
Less deferred fees
   and costs                   (970)     (1.86)          (840)     (1.47)        (1,050)     (1.13)        (1,308)     (1.29)
                           --------     ------      ---------     ------      ---------     ------      ---------     ------
Net loans                  $ 73,727     100.00%     $  78,155     100.00%     $  92,897     100.00%     $ 101,167     100.00%
                           ========     ======      =========     ======      =========     ======      =========     ======



(Dollars in Thousands)                     September 30,
                           -----------------------------------------------
                                     1998                    1999
                           ---------------------     ---------------------
                             Dollar        %          Dollar         %
                             Amount     of Loans      Amount      of Loans
                           ---------    --------     ---------    --------
Commercial Real Estate    $  77,833      79.84%     $  80,289      81.69%
Single Family
Residential(1)               21,372      21.92         20,169      20.52
Installment                     590       0.61            420       0.43
                          ---------     ------      ---------     ------
Total Gross Loans            99,795     102.37%       100,878     102.04%
                                        ------                    ------
Less allowance for
   loan losses               (1,183)     (1.16)        (1,500)     (1.53)
                                        ------                    ------
Less deferred fees
   and costs                 (1,132)     (1.21)        (1,094)     (1.11)
                          ---------     ------      ---------     ------
Net loans                 $  97,480     100.00%     $  98,284     100.00%
                          =========     ======      =========     ======

(1) At September 30, 1999, there were no real estate construction loans. The only real estate construction loan open at December 31, 1998 was paid off in 1999.

         As of December 31, 1998 Capitol Thrift's real estate-construction loans totaled $667,000 or 0.07% of its total loans and consisted of only one loan. This loan is included in "Single Family Residential" for this table. There were no real estate construction loans as of December 31, 1997. This loan is collateralized by property located in Rancho Santa Fe which matures in October 1999 pending completion of the project.

         Commercial real estate loans secured by deeds of trust on church facilities approximate 13.6% of total loans at September 30, 1999. These loans totaled $13.7 million, $14.1 million, and $12.0 million at September 30, 1999, December 31, 1998, and December 31, 1997, respectively. Management does not consider these loans a concentration as they are primarily multi-use properties and are geographically dispersed throughout California to varying religious orders. The Board of Directors have set a limit of $16.0 million for these types of loans. Capitol Thrift is not currently originating these types of loans. There were no concentrations of loans exceeding 10% of total loans which were not otherwise disclosed as a category of loans in the above table. Unsecured loans are not a significant portion of the loan portfolio depicted in the above table.

         Capitol Thrift has collateral management polices in place so that collateral lending of all types is on a basis which it believes is consistent with regulatory lending standards. Valuation analyses are utilized to take into consideration the potentially adverse economic conditions under which liquidation of collateral could occur. It is generally Capitol Thrift's policy to fully collateralize all loans with loan-to-value ratios determined on an individual loan basis taking into account the financial stability of each borrower and the value and type of the collateral. In addition to real estate, other collateral accepted as security against loans includes deposits, business or personal assets.

Commercial Real Estate Loans

         At September 30, 1999, commercial real estate loans, including multi-family real estate loans, totaled $80.3 million or 81.7% of total loans. There was an increase in commercial real estate loans of $2.5 million or 3.2% over December 31, 1998. This increase in commercial real estate loans was primarily due to continued strategic growth.

         As of December 31, 1998 and 1997, Capitol Thrift's commercial real estate loans, including multi-family real estate loans, totaled $77.8 million or 79.9% and $82.1 million or 81.2%, respectively, of its total loans. These loans are collateralized by properties located primarily in California. Nonresidential loans are primarily "mini-term" (medium-term) commercial real estate-mortgages, with maturities generally ranging from 5 to 15 years. Such loans generally range in size from $200,000 to $1.5 million. These loans are made to varying types of businesses, including but not limited to small office buildings, retail businesses, restaurants, warehouses, and churches.

         Commercial real estate lending contains potential risks which are not inherent in other types of loans. These potential risks include declines in commercial real estate values, general economic conditions surrounding the commercial real estate properties, and vacancy rates. A decline in the general economic conditions or real estate values within Capitol Thrift's market area could have a negative impact on the performance of the loan portfolio or value of the collateral. Because Capitol Thrift lends primarily within its market area, the real property collateral for its loans is similarly dispersed, rather than concentrated within a narrow geographic area. Capitol Thrift could therefore be adversely affected by a decline in real estate values in its California target market, even if real estate values elsewhere in the USA generally remained stable or increased.

Installment Loans

         At September 30, 1999, installment loans totaled $420,000 or 0.4% of total loans. There have been no significant changes in the composition of installment loans since December 31, 1998.

         At December 31, 1998 and 1997, installment loans aggregated approximately $590,000 or 0.6% and $895,000 or 0.9%, respectively, of total loans. Included in this loan category are unsecured Title I, 100% secured thrift loans and hypothecated loans. Hypothecation loans are secured by an assignment of the note and deed of trust on real property, which in turn have up to 75% loan to appraised value, if there is a foreclosure on the deed of trust.

         The following table shows the maturity distribution of Capitol Thrift's loans outstanding as of September 30, 1999. Amounts presented are shown by maturity dates rather than repricing periods:

Maturity Schedule

(Dollars in Thousands)                                 September 30, 1999
                                   --------------------------------------------------------------
                                                   Due after one
                                   Due in one    year through five    Due after
                                  year or less         years          five years          Total
                                  ------------   -----------------    ----------         --------
Single Family Residential(1)       $  1,800          $  2,325          $ 16,044          $ 20,169
Commercial Real Estate                7,671            21,378            51,240            80,289
Installment Loans                         4               285               131               420
                                   --------          --------          --------          --------
                                   $  9,475          $ 23,988          $ 67,415          $100,878
                                   ========          ========          ========          ========
Accruing loans:
Fixed rate loans                   $  6,544          $ 11,833          $ 37,677          $ 56,054
Floating rate loans                   1,840            10,732            29,625            42,197
                                   --------          --------          --------          --------
     Total accruing loans             8,384            22,565            67,302            98,251
                                   --------          --------          --------          --------
Nonaccrual loans:
Fixed rate loans                      1,091             1,423               113             2,627
Floating rate loans                       -                 -                 -                 -
     Total nonaccrual loans           1,091             1,423               113             2,627
                                   --------          --------          --------          --------
Total loans                        $  9,475          $ 23,988          $ 67,415          $100,878
                                   ========          ========          ========          ========


(1) At September 30, 1999, there were no single family residential real estate construction loans in Capitol Thrift's loan portfolio.

         The following table shows the maturity distribution of Capitol Thrift's loans outstanding as of December 31, 1998. Amounts presented are shown by maturity dates rather than repricing periods:

(Dollars in Thousands)                                December 31, 1998
                                   ------------------------------------------------------
                                                 Due after one
                                    Due in one    year through    Due after
                                   year or less    five years     five years       Total
                                   ------------  -------------    ----------      -------
Single Family Residential(1)         $ 2,520        $ 3,017        $15,835        $21,372
Commercial Real Estate                10,339         22,851         44,643         77,833
Installment Loans                        126            313            151            590
                                     -------        -------        -------        -------
Total loans                          $12,985        $26,181        $60,629        $99,795
                                     =======        =======        =======        =======

Accruing loans:
Fixed rate loans                     $10,218        $12,143        $31,360        $53,721
Floating rate loans                      779         13,123         27,029         40,931
                                     -------        -------        -------        -------
     Total accruing loans             10,997         25,266         58,389         94,652
                                     -------        -------        -------        -------

Nonaccrual loans:
Fixed rate loans                       1,988            163          1,493          3,644
Floating rate loans                        -            752            747          1,499
                                     -------        -------        -------        -------
     Total nonaccrual loans            1,988            915          2,240          5,143
                                     -------        -------        -------        -------

Total loans                          $12,985        $26,181        $60,629        $99,795
                                     =======        =======        =======        =======

(1) At December 31, 1998, single family residential loans included one construction loan for $667,000 which was an accruing, fixed rate loan due in one year or less.

Credit Risk Management and Asset Quality

         Management believes that the objective of a sound credit policy is to establish a sound asset portfolio while maintaining sufficient earnings to control capital to asset ratios at established levels. The Loan Committee is made up of experienced executive personnel with Board oversight and review. The Board of Directors and loan committee review quality and ensure compliance with credit policy. Capitol Thrift maintains a loan review staff which examines the loan portfolio of Capitol Thrift for compliance with established standards. Executive management, senior lending officers and senior credit officers also perform reviews of loan quality and monitor on a periodic basis the progress of watch list loans requiring an action plan for rehabilitation or refinancing. In addition, credit underwriting guidelines are periodically reviewed and adjusted to reflect current economic conditions.

         Management is constantly aware of the need for maintaining high credit standards. Capitol Thrift is not involved in foreign lending and is not engaged in high yield, high risk loans. A loan is placed on nonaccrual status when the principal and interest is in default for 90 days or more, or when external factors indicate that payment in full of principal and interest appears unlikely unless the loan is well secured and in the process of collection. When a loan is placed on nonaccrual status, all interest previously accrued but uncollected shall be reversed against the appropriate income account. In most cases, if the loan is rated substandard or better, payments shall be applied to interest first and then principal provided no loss is anticipated. When one loan of a customer is placed on nonaccrual status, related borrowings will be evaluated as to whether they should also be placed on nonaccrual status. Nonaccrual loans will be restored to an accruing status when principal and interest is no longer past due and unpaid, or the loan otherwise becomes well secured and in the process of collection.

         A troubled debt restructuring occurs when Capitol Thrift, for economic or legal reasons related to the debtor's financial difficulties, grants a concession to the debtor that it would not ordinarily consider. Troubled debt restructuring can occur in a variety of forms, such as transferring assets in a full or partial settlement of the debt, issuing debt, or modifying terms including reducing the stated interest rate, extending maturity dates, reducing the face amount or maturity of the debt, or reducing accrued interest.

         Loans on which collateral has been repossessed are classified either as real property held for sale (RPHFS) or "other assets" (for personal property collateral) in Capitol Thrift's financial statements. Capitol Thrift values its RPHFS properties upon acquisition at fair value less estimated costs to sell based on appraisals generally performed at the time the property is acquired. Subsequently, RPHFS is carried at the lower of acquired value or fair value less estimated costs to sell. Management's objective is to dispose of those properties in an expeditious time frame in an effort to minimize holding costs, which may result in Capitol Thrift realizing less than book value. Due to possible variations in real estate values, management can give no assurance that the carrying values of properties will ultimately be realized upon disposition.

         Interest income would have increased by approximately $98,000 for the nine months ended September 30, 1999, had nonaccrual loans performed in accordance with their original terms.

         Interest income would have increased by approximately $170,000 in 1998, $232,000 in 1997 and $209,000 in 1996 had nonaccrual loans performed in accordance with their original terms.

Nonperforming Assets

The table below sets forth information about nonperforming assets:

(Dollars in Thousands)                                                 December 31,                               September 30
                                               ---------------------------------------------------------------    ------------
                                                 1994         1995           1996          1997          1998         1999
                                               -------       -------       -------       -------       -------    ------------
Nonperforming Assets:
Nonaccrual loans(1)                            $ 2,152       $ 2,463       $ 5,264       $ 3,872       $ 5,143       $ 2,627
Restructured loans                               1,732           795           488           631             -           250
                                               -------       -------       -------       -------       -------       -------
  Total nonperforming loans                      3,884         3,258         5,752         4,503         5,143         2,877
RPHFS(2)                                         2,362         3,400         3,541         5,628         3,104         2,407
                                               -------       -------       -------       -------       -------       -------
  Total nonperforming assets                   $ 6,246       $ 6,658       $ 9,293       $10,131       $ 8,247       $ 5,284
                                               =======       =======       =======       =======       =======       =======

Nonperforming loans to total gross loans          5.11%         4.07%         6.05%         4.35%         5.15%         2.85%
Nonperforming assets to total gross loans         8.21%         8.31%         9.78%         9.79%         8.26%         5.24%
Nonperforming assets to total assets              7.30%         6.76%         7.97%         7.80%         6.61%         4.50%

(1) There were restructured loans included in nonaccrual loans at $219,000, $254,000, $216,000 and $691,000 at September 30, 1999, December 31,
         1998, 1997 and 1995, respectively.

(2)      RPHFS is net of the allowance for loss on RPHFS.

         At September 30, 1999, nonaccrual loans were $2.6 million and constituted 2.6% of total loans. There were $2.7 million of restructured loans or RPHFS properties at September 30, 1999. There was a $3.0 million decrease in nonaccrual loans and nonperforming assets from December 31, 1998.

         At December 31, 1998, nonperforming assets consisted primarily of nonaccrual loans aggregating approximately $5.1 million. There were $3.1 million restructured loans or RPHFS properties at December 31, 1998. The nonaccrual loans are primarily related to credits which Capitol Thrift believes are adequately collateralized, guaranteed or to borrowers with whom Capitol Thrift is currently negotiating a liquidation of the account.

         Nonperforming assets decreased at December 31, 1998, compared to December 31, 1997, by approximately $1.9 million or 18.7%.

         Although the volume of nonperforming assets will depend, in part, on the future economic environment, it is the opinion of the management of Capitol Thrift that there are no additional problem loans at September 30, 1999, other than the assets described above, as to which it has serious doubts as to the ability of the borrowers to comply with the present repayment terms and which may become nonperforming assets, based on known information about possible credit problems of its borrowers.

Allowance for Loan Losses

         Management's determination of the allowance for loan losses requires the use of estimates and assumptions related to the risks inherent in the loan portfolio which management believes are reasonable. Actual results could, however, differ significantly from those estimates. Estimates that are particularly susceptible to significant fluctuation relate to the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans because in those circumstances management revalues the asset to the lower of cost or fair value less selling expenses. In connection with the determination of the allowance for loan losses and the valuation of RPHFS, management obtains appraisals for properties. Management believes its current appraisal policies generally conform to federal regulatory guidelines.

         A quarterly evaluation of the overall quality of the portfolio is performed to determine the necessary level of the allowance for loan losses. This evaluation takes into consideration the classification of loans and the application of loss estimates to these classifications. Capitol Thrift classifies loans as pass, watch, special mention, substandard, doubtful, or loss based on classification criteria believed by management to be consistent with the criteria applied by Capitol Thrift's examiners. These classifications and loss estimates take into consideration all sources of repayment, underlying collateral, the value of such collateral, and current and anticipated economic conditions, trends, and uncertainties. These processes provide management with data that help to identify and estimate the credit risk inherent in the portfolio so that management may identify potential problem loans on a timely basis. The allowance for loan losses reflects the results of these estimates. At September 30, 1999, the allowance for loan losses was $1.5 million and constituted 1.5% of total loans. Management continues to review the adequacy of the allowance for loan losses, keeping in mind economic factors, loan portfolio composition, the general level of real estate values, the California recession and other factors considered to be relevant by management. Management considered the allowance for loan losses at September 30, 1999 to be adequate.

         Based on information available at December 31, 1998, management considered the allowance for loan losses of $1.2 million, which constituted 1.2% of total loans, an adequate allowance for loan losses.

         While Capitol Thrift's policy is to charge off in the current period, those loans on which a loss is considered probable, there also exists the risk of future losses which cannot be precisely quantified or attributed to particular loans or classes of loans. Because this risk is continually changing in response to factors beyond the control of Capitol Thrift, such as the state of the economy, management's judgment as to the adequacy of the allowance for loan losses in future periods is based on estimates. In addition, various regulatory agencies, as an integral part of their examination process, periodically review Capitol Thrift's allowance for losses on loans and RPHFS. Such agencies may require Capitol Thrift to recognize additions to the allowance based on their judgments of information available to them at the time of their examination.

         Loan losses have primarily occurred in the single-family residential category that contains Title I loans. Charge-offs primarily related to Title I loans have declined from $430,000 for the year ended December 31, 1997 to $167,000 and $189,000 for the year ended December 31, 1998, and nine months ended September 30, 1999, respectively. Capitol Thrift discontinued originating Title I loans in the first quarter of 1999.

         Title I loans approximated $2.0 million, $2.6 million and $3.7 million at September 30, 1999, December 31, 1998 and 1997, respectively.

         Provision for loan losses has increased to $479,000 for the nine months ended September 30, 1999 from $57,000 for the nine months ended September 30, 1998, and $226,000 for all of the year ended December 31, 1998. The primary reasons for increasing the allowance were related to regulatory review of loans and to bring the allowance to a level comparable to industry peers.

         The following table provides a summary of Capitol Thrift's allowance for loan losses and charge-off and recovery activity.

                                                                                                                       Nine Months
                                                                                                                         Ended
(Dollars in Thousands)                                                      Year Ended December 31,                   September 30,
                                                    ----------------------------------------------------------------- -------------
                                                       1994          1995          1996          1997          1998        1999
                                                     --------      --------      --------      --------      --------    --------
Total loans outstanding at end of period before
   deducting allowances for loan losses(1)           $ 76,072      $ 80,142      $ 95,058      $103,536      $ 99,795    $100,878
                                                     ========      ========      ========      ========      ========    ========
Average loans outstanding during period              $ 68,829      $ 77,029      $ 91,557      $ 98,152      $104,281    $ 99,589
                                                     ========      ========      ========      ========      ========    ========
Balance of allowance at beginning of period          $  1,626      $  1,375      $  1,147      $  1,112      $  1,061    $  1,183
Loans charged off:
   Single Family Residential(2)                             -           (31)          (40)         (430)         (167)        (58)
   Commercial Real Estate                                 (83)            -          (158)            -             -        (118)
   Installment                                              -          (206)          (16)          (51)            -         (13)
                                                     --------      --------      --------      --------      --------    --------
      Total loans charged off:                            (83)         (237)         (214)         (481)         (167)       (189)

Recoveries of loans previously charged off:
   Single Family Residential(2)                           119             -             -             -            50          24
   Commercial Real Estate                                   -             -             -             -             -           -
   Installment                                              -            72            28            14            13           3
                                                     --------      --------      --------      --------      --------    --------
      Total loan recoveries                               119            72            28            14            63          27
                                                     --------      --------      --------      --------      --------    --------
Net loans (charged off) recovered                          36          (165)         (186)         (467)         (104)       (162)

Provision charged to operating expense                   (287)          (63)          151           416           226         479
                                                     --------      --------      --------      --------      --------    --------
Balance of allowance for loan losses at
   end of period                                     $  1,375      $  1,147      $  1,112      $  1,061      $  1,183    $  1,500
                                                     ========      ========      ========      ========      ========    ========

Net loan charge-offs to total average loans             (0.05)%        0.21%         0.20%         0.48%       0.10 %        0.16%
Net loan charge-offs to loans at end of period          (0.05)%        0.21%         0.20%         0.45%       0.10 %        0.16%
Allowance for loan losses to total loans at
   end of period                                         1.97%         1.43%         1.17%         1.02%       1.19 %        1.49%
Net loan charge-offs to allowance for loan losses       (2.62)%       14.39         16.73%        44.02%       8.79 %       10.80%
Net loan charge-offs to provision for loan losses      (12.54)%     (261.90)%      123.18%       112.26%      46.02 %       33.82%

-------------
(1)      Loans are stated at gross amount.

(2) There were no construction real estate loan charge-offs or recoveries for any of the above time periods.

         The following table shows the allocation of Capitol Thrift's allowance for loan losses and the percent of loans in each category to total loans at the dates indicated.

                                                               December 31,
                                -----------------------------------------------------------------------
(Dollars in Thousands)                    1994                    1995                    1996
                                -----------------------------------------------------------------------
                                                  %                       %                        %
                                 Allowance    of Loans    Allowance    of Loans   Allowance    of Loans
                                 ---------    --------    ---------    --------   ---------    --------
Loan Categories:
Single Family Residential(1)      $  187       28.91%      $  124       25.67%      $  130       21.71%
Commercial Real Estate               437       67.57%         352       72.69%         463       77.51%
Installment                           22        3.52%           8        1.64%           4        0.78%
Not allocated                        729           -%         663           -          515           -
                                  ------       ------      ------      -------      ------      -------
  Total                           $1,375         100%      $1,147      100.00%      $1,112      100.00%
                                  ======       ======      ======      =======      ======      ======


                                                                                     Nine months ended
                                                  December 31,                         September 30,
(Dollars in Thousands)                  1997                     1998                     1999
                                ---------------------------------------------    ---------------------
                                               %                        %                       % of
                                Allowance   of Loans     Allowance    of Loans    Allowance     Loans
                                ---------   --------     ---------    --------    ---------   --------
Loan Categories:
Single Family Residential(1)     $  102       19.55%      $  173       21.42%      $  241       19.99%
Commercial Real Estate              414       79.60%         631       77.99%         960       79.59%
Installment                           4        0.85%           5        0.59%           5        0.42%
Not allocated                       541           -          374           -          294           -
                                 ------      -------      ------      -------      ------      -------
  Total                          $1,061      100.00%      $1,183      100.00%      $1,500      100.00%
                                 ======      =======      ======      =======      ======      =======

______________

(1) Single family residential allowance includes $5,000 at December 31, 1998, allocated to construction real estate loans. This represents 0.9%. There was no allowance allocated to construction real estate loans at September 30, 1999 and for all other years as there were not any construction real estate loans.

         Total loans classified for regulatory purposes as loss, doubtful, substandard, or special mention (including nonaccrual loans and troubled debt restructuring) at September 30, 1999, were $5.1 million. There were no loans classified as doubtful.

         Total loans classified for regulatory purposes as loss, doubtful, substandard, or special mention (including nonaccrual loans and troubled debt restructuring) at December 31, 1998 and 1997 were $8.3 million and $10.1 million, respectively. There were no loans classified as doubtful.

         Management is not aware of any other material credit which there is serious doubt regarding the ability to repay other than those reflected in classified loans and in the allowance for loan losses.

Investment Securities

         The following tables set forth the amortized cost, estimated fair value, maturity schedule and weighted average yields of securities at the dates indicated:

                                                                 Gross             Estimated
                                            Amortized          Unrealized            Fair
September 30, 1999                             Cost            Gains/Loss            Value
                                            ---------          ----------          ---------
Available for sale -

U.S. Government Securities                   $ 6,008            $     5             $ 6,013
                                             =======            =======             =======
     December 31, 1998

Available for sale -
U.S. Treasuries                              $15,054            $    99             $15,153
                                             =======            =======             =======
     December 31, 1997

Available for sale -
U.S. Treasuries                              $12,117            $    32             $12,149
                                             =======            =======             =======

Held to maturity -
Certificates of Deposit                      $ 1,485            $     3             $ 1,488
                                             =======            =======             =======
     December 31, 1996

Available for sale -
U.S. Treasuries                              $ 2,953                  -             $ 2,953
                                             =======            =======             =======
Held to maturity -
Certificates of Deposit                      $ 1,584            $     2             $ 1,586
                                             =======            =======             =======

                                                             Estimated              Weighted
                                           Amortized            Fair                 Average
September 30, 1999                            Cost              Value                 Yield
                                          -----------       -----------             --------

Due in one year or less                      $ 6,008            $ 6,013                5.71%
                                             =======            =======              ======
     December 31, 1998

Due in one year or less                      $12,059            $12,128                5.76%
After one year through five years            $ 2,995            $ 3,025                5.80%
                                             -------            -------              ------
                                             $15,054            $15,153                5.68%
                                             =======            =======              ======
     December 31, 1997

Due in one year or less                      $ 5,492            $ 5,496                5.80%
After one year through five years            $ 8,110            $ 8,141                5.87%
                                             -------            -------              -------
                                             $13,602            $13,637                5.84%
                                             =======            =======              ======
     December 31, 1996

Due in one year or less                      $ 4,240            $ 4,242                5.49%
After one year through five years                297                297                6.48%
                                             -------           --------              ------
                                             $ 4,537            $ 4,539                5.55%
                                             =======           ========              ======

Deposits

         Capitol Thrift primarily attracts deposits from individuals. Capitol Thrift has no known foreign or brokered deposits. Capitol Thrift's deposit base is summarized below:

(Dollars in Thousands)                            December 31,               September 30,
                                     ------------------------------------    -------------
                                       1996          1997          1998          1999
                                     --------      --------      --------      --------
Non-interest bearing deposits        $     --      $     --      $     --      $     --
Interest bearing deposits:
   Savings accounts                    17,871        21,364        26,895        25,029
   Time deposits:
      Under $100,000                   81,864        89,917        77,079        71,416
      $100,000 and over                 6,660         6,898         8,665         8,842
                                     --------      --------      --------      --------
Total interest bearing deposits       106,395       118,179       112,639       105,287
                                     --------      --------      --------      --------
Total deposits                       $106,395      $118,179      $112,639      $105,287
                                     ========      ========      ========      ========

         The average daily amount of deposits and rates paid on deposits is summarized below:

                                                            December 31,                                       September 30,
                                   -------------------------------------------------------------------     -------------------
                                           1996                     1997                   1998                    1999
                                   -------------------     -------------------     -------------------     -------------------
                                   Average                 Average                 Average                 Average
                                   Balance      Rate %     Balance      Rate %     Balance      Rate %     Balance      Rate %
                                   -------      ------     -------      ------     -------      ------     -------      ------
Interest bearing deposits:
    Savings accounts               $16,386      4.15%      $20,043      4.41%      $24,295      4.70%      $26,796      4.53%
    Time deposits(1)(2)            $82,055      6.03%      $93,259      5.99%      $97,688      5.84%      $83,817      5.38%

(1) Included at September 30, 1999, are $8.8 million in time certificates of deposit of $100,000 or more, of which $2.0 million matures within three months or less, $2.4 million matures in 3 to 6 months, $1.6 million matures in 6 to 12 months, and $2.8 million matures in more than 12 months.

(2) Included at December 31, 1998, are $8.7 million in time certificates of deposit of $100,000 or more, of which $3.2 million matures within three months or less, $1.0 million matures in 3 to 6 months, $2.3 million matures in 6 to 12 months, and $2.2 million matures in more than 12 months.

         Interest paid on deposits fluctuates according to current market rates and the liquidity needs of Capitol Thrift. For the nine months ended September 30 1999 and 1998, cost of funds decreased to 5.17% from 5.63%. Although cost of funds increased over the same period in 1998, there was a decrease from December 31, 1998, due to a reduction in rates paid on time deposits.

         Although average interest bearing deposits increased in 1998, Capitol Thrift was able to keep rates competitive and decrease cost of funds. Cost of funds decreased from 5.71% in 1997 to 5.61% in 1998.

         Time deposits of $100,000 or more are generally received from Capitol Thrift's growing retirement customer base, as well as local businesses and professionals, although Capitol Thrift does not aggressively seek these types of time deposits.

Capital Resources

         The following table presents Capitol Thrift's capital position under the regulatory guidelines at September 30, 1999 and December 31, 1998:

                                                       December 31, 1998                           September 30, 1999
                                             --------------------------------------      --------------------------------------
                                                 Actual                Minimum                Actual                Minimum
                                                 Capital               Capital               Capital                Capital
                                                 Ratios                Ratios                 Ratios                Ratios
                                             ---------------      -----------------      ----------------       ---------------
Total risk based capital ratio                   12.13%                 8.00%                 13.12%                 8.00%
Tier I capital to risk weighted assets           10.93%                 4.00%                 11.87%                 4.00%
Leverage ratio                                    8.01%                 4.00%                  9.66%                 4.00%

         Capitol Thrift is required to maintain minimum capital ratios defined by various federal government regulatory agencies. These regulatory agencies have established risk-based capital guidelines, which include minimum capital requirements. On August 23, 1998, Capitol Thrift entered into an agreement with the FDIC and the California Department of Financial Institutions (CDFI). Management and the Board of Directors agreed to reduce the level of classified assets as outlined in the agreement, develop and implement a plan with specific strategies for reducing RPHFS, classified and non-performing loans and revise the methodology for calculating the allowance for losses on loans. The FDIC and CDFI have required that within 90 and 150 days of the agreement, Capitol Thrift maintain a Leverage Ratio of 7.75% and 8.0%, respectively. Management believes that they have complied in most material respects with the provisions of the agreement and are actively working on completing the process of complying with all other aspects.

         At September 30, 1999, and December 31, 1998, Capitol Thrift exceeded all applicable federal capital standards.

         The Board of Directors authorized dividends of $.38 and $.40 per share during 1998 and 1997.

Asset-Liability Management and Liquidity

         The primary function of asset/liability management is to assure adequate liquidity and maintain an appropriate balance between interest-sensitive assets and interest-sensitive liabilities. Capitol Thrift's policy has been to maintain an adequate liquidity position which, in addition to cash and cash equivalents, relies on cash inflows principally from earned interest, repayments of principal on loans and investments, and increases in deposits. Capitol Thrift's principal cash outflows are from loan originations, purchases of investment securities, decreases in deposits and payment of operating expenses.

         The following table sets forth the interest-rate sensitivity of Capitol Thrift's interest-earning assets and interest-bearing liabilities as of September 30, 1999. The cumulative interest sensitivity gap as reflected in the table represents the difference between interest-earning assets and interest-bearing liabilities maturing or repricing, whichever is earlier, at a given point in time and is not necessarily indicative of the position on other dates.

(Dollars in Thousands)                                                 September 30, 1999
                                            ------------------------------------------------------------------------------
                                                           After        After Three   After One
                                                        Next Day But    Months But       Year
                                                        Within Three     Within 12    But Within    After Five
                                            Immediately     Months        Months       5 Years         Years       Total
                                            ----------- ------------    -----------   ----------    ----------    --------
Interest Rate Sensitivity Gap:
     Loans(1)                                 $    -       $ 17,692      $ 18,508      $ 21,993      $ 40,058     $ 98,251
     Investment Securities(2)                      -          3,000         3,000           -             -          6,000
     Federal Funds Sold                          8,000          -             -             -             -          8,000
     Deposits with other finc'l inst                            -             -             -             -              0
                                              --------     --------      --------      --------      --------     --------
        Total Earning Assets                  $  8,000     $ 20,692      $ 21,508      $ 21,993      $ 40,058     $112,251
                                              ========     ========      ========      ========      ========     ========

Interest Bearing transaction accounts:
     Savings and IRA accounts                 $    -       $ 26,214      $  2,530      $  5,664      $    588     $ 34,996
     Time Deposits                                 -         15,661        42,319        12,177           134       70,291
                                              --------     --------      --------      --------      --------     --------
        Total interest bearing liabilities         -       $ 41,875      $ 44,849      $ 17,841      $    722     $105,287
                                              ========     ========      ========      ========      ========     ========

Interest Rate Sensitivity Gap:                $  8,000     $(21,183)     $(23,341)     $  4,152      $ 39,336
Cumulative gap                                $  8,000     $(13,183)     $(36,524)     $(32,372)     $  6,964
Cumulative gap percentage to total
  earning assets                                 6.33%       (10.43)%      (28.91)%      (25.62)%       5.51%

___________

(1)      Loan balance does not include nonaccrual loans of $2.6 million.

(2)      Investment securities are stated at amortized costs.

         The gap is considered positive when the amount of interest rate sensitive assets which reprice over a given time period exceeds the amount of interest rate sensitive liabilities which reprice over the same time period and is considered negative when the reverse is true. During a period of rising interest rates, a positive gap tends to result in increased net interest income while a negative gap would have an adverse affect on net interest income. As illustrated by the table, Capitol Thrift was "liability sensitive" with respect to interest-earning assets and interest-bearing liabilities repricing within one year. However, management does not consider regular passbook accounts to be interest rate sensitive. Management also includes assumptions for loan prepayment in its GAP analysis. This results in cumulative one year GAP percentages to total earning assets of less than 1.0%. Within one year, management expects that, in an increasing rate environment, Capitol Thrift's net interest margin would be expected to slightly decline as liabilities would generally reprice more quickly than assets, and in a decreasing rate environment, Capitol Thrift's net interest margin would tend to increase. Management and the Board of Directors have established limits of interest rate risk deemed acceptable and measure Capitol Thrift's current exposure against those limits. At September 30, 1999, management believed that the exposure to interest rate risk was within established limits.

         The following table sets forth the interest-rate sensitivity of Capitol Thrift's interest-earning assets and interest-bearing liabilities as of December 31, 1998.

(Dollars in Thousands)                                                     December 31, 1998
                                        ----------------------------------------------------------------------------------------
                                                              After      After Three
                                                           Next Day But   Months But     After One Year
                                                           Within Three    Within 12       But Within 5    After Five
                                              Immediately     Months        Months           Years            Years         Total
                                              -----------  ------------  -----------     --------------    ----------     --------
Interest Rate Sensitivity Gap:
     Loans (1)                                  $    -       $ 21,496      $ 21,066         $ 17,983         $ 34,107     $ 94,652
     Investment Securities (2)                       -          8,500         9,000            3,000              -         20,500
     Federal Funds Sold                            5,500          -             -                -                -          5,500
     Deposits with other finc'l inst                 -            -             -                -                -            -
                                                --------     --------      --------         --------         --------     --------
        Total Earning Assets                    $  5,500     $ 29,996      $ 30,066         $ 20,983         $ 34,107     $120,652
                                                ========     ========      ========         ========         ========     ========

Interest Bearing transaction accounts:
     Savings and IRA accounts                   $    -       $ 29,060      $ 21,845         $  7,722         $    168     $ 58,795
     Time Deposits                                   -         27,926        13,821           10,673            1,424       53,844
                                                --------     --------      --------         --------         --------     --------
         Total interest bearing liabilities         -        $ 56,986      $ 35,666         $ 18,395         $  1,592     $112,639
                                                ========     ========      ========         ========         ========     ========

Interest Rate Sensitivity Gap:                  $  5,500     $(26,990)     $ (5,600)        $  2,588         $ 32,515
Cumulative gap                                  $  5,500     $(21,490)     $(27,090)        $(24,502)        $  8,013
Cumulative gap percentage to total
   earning assets                                  4.56%       (17.81)%      (22.45)%         (20.31)%           6.64%

________________

(1)      Loan balance does not include nonaccrual loans of $5.1 million.

(2)      Investment securities are stated at amortized costs.

Effect of Changing Prices

         The majority of assets and liabilities of a financial institution are monetary in nature and, therefore, differ greatly from most commercial and industrial companies that have significant investments in fixed assets or inventories. However, inflation does have an important impact on the growth of total assets in the thrift industry and the resulting need to increase equity capital in order to maintain an appropriate equity-to-assets ratio. An important effect of this has been the reduction of the proportion of earnings paid out as dividends by some banking organizations. Another significant effect of inflation is on other expenses, which tend to rise during periods of general inflation.

Year 2000 Issues

         Capitol Thrift & Loan Association and its parent corporation Global Bancorp (collectively "the Company") have been working on becoming year 2000 compliant since late 1997. In the first quarter of 1998, the Company developed a formal plan relating to the assessment and remediation of any year 2000 compliance problems and the development of contingency plans. By mid-1998, the Company had:

         - identified and prioritized all internal, mission critical hardware and software systems;

         - developed its own year 2000 testing plan for all internal, mission critical systems;

         -        developed a budget for all year 2000-related costs;

         - developed a risk assessment for all systems, both internal and external (i.e. vendors);

         - contacted all large borrowers and depositors to better understand their year 2000 risks; and

         - begun implementing renovation and enhancement efforts to correct year 2000 problems or eliminate exposures to year 2000 problems.

         During the last half of 1998, the Company, in accordance with FDIC requirements, tested most of its mission critical systems to confirm their date change viability. As necessary, the Company installed system upgrades and replaced hardware. During this period, the Company sought and received assurances from all significant vendors that their own systems were year 2000 compliant and developed contingency plans to address failures of vendors' systems in spite of their assurances. By the end of 1998, the Company successfully completed the testing of mission critical internal systems. This process included incremental changes to the hardware and software components.

         During the remainder of 1999, the Company intends to test and validate its previously-developed contingency plans and perform additional customer outreach and education.

         The Company estimates that the total costs related to its year 2000 compliance program will not be material.

         In order to prevent a liquidity crunch caused by the public's perception of the year 2000 problem, the Company has been active in customer education by sending letters to its customers advising them of the Company's year 2000 compliance efforts and providing them with FDIC year 2000 awareness material. Additionally, the Company is prepared to increase its liquidity and has confirmed that FHLB borrowing will be available if necessary.

                           BUSINESS OF GLOBAL BANCORP

Introduction

         Global Bancorp is a California corporation organized on September 18, 1980, to act as a holding company for thrift and loan companies and to engage in other financial activities.

         Thrift and loan companies raise lendable funds primarily by issuing passbook investment (which resemble passbook savings accounts) and certificate of deposit investment certificates (which resemble bank's certificates of deposit). Thrift and loan companies use such funds to make loans and to purchase conditional sales contracts and other consumer finance instruments.

         Global Bancorp conducts business through its wholly-owned thrift and loan company subsidiary, Capitol Thrift, a California corporation licensed under the California Industrial Loan Law. See " - Regulation and Supervision - Regulation of Capitol Thrift." Capitol Thrift was formed by the July, 1982 merger of Global Bancorp's two-office thrift and loan company subsidiary of that name (which had commenced operations in January 1982) with Atlas Thrift Company ("Atlas"), a 12-office California thrift and loan company formed in 1947. Capitol Thrift's deposits are insured up to $100,000 by the Federal Deposit Insurance Corporation. Unless the context otherwise requires, the term "Global Bancorp" refers to Global Bancorp and Capitol Thrift.

         Global Bancorp and Capitol Thrift have their head offices located at 1424 Second Street, Napa, California 94559. Capitol Thrift has 10 branches all in the State of California.

         As of September 30, 1999, Global Bancorp had total assets of $117.7 million, total deposits of $105.3 million and shareholders' equity of $11.8 million. Global Bancorp's net income for the nine months ended September 30, 1999, and the year ended December 31, 1998, was $952,000 and $1.1 million. Net income for the nine months ended September 30, 1999, included $297,000 from the proceeds of a life insurance policy insuring the life of a former officer. For the year ended December 31, 1998, Global Bancorp's return on average assets was
 .78% and return on average equity was 9.96% per year.

Business Strategy

         Increase loan assets. Since 1995, Capitol Thrift has had a primary goal of increasing loans without significantly increasing operating expenses. Capitol Thrift has increased loans by $14.7 million or 18.9% for the year ended December 31, 1996, and $8.3 million or 8.9% for the year ended December 31, 1997. Loans decreased by $3.7 million or 3.6% for the year ended December 31, 1998. During the year, $9.5 million of loans were sold. These loans were sold as a strategy to reduce assets and thereby increase the leverage ratio to a level in compliance with a regulatory agreement as discussed above under "Capital Resources." This sale of loans also produced a $476,000 gain on sale of loans for the year ended December 31, 1998.

         Other non-interest expenses exclusive of those related to RPHFS were $3.98 million for the year ended December 31, 1998, compared to $3.92 million for the year ended December 31, 1997, or 1.5% higher compared to the growth increase for loans above of 6.3% (adjusted for loans sold). They were $3.96 million annualized for the nine months ended September 30, 1999 compared to $3.98 million for the year ended December 31, 1998, or 1.16% higher compared to the growth decrease for loans annualized at 8.1%. Now that the leverage ratio is above the required level, Capitol Thrift continues to seek higher loan assets. The primary thrust of its lending is directed at small commercial "A" and "B" product real estate loans in the $200,000 to $1,000,000 range. It offers both fixed and variable rates, with calls primarily ranging from two years to 10 years and amortization schedules up to 30 years.

         Increase non-interest income. In addition to its commercial real estate loan products, the Company also offers conforming and non-conforming residential loans, although not as its primary loan products. It also has a wide variety of correspondent lending relationships that enable it to effectively offer almost any type of real estate loan product, "passing through" to other lenders those loans, that for whatever reason, do not fit its target market.

         Due to its high average cost of money, approximately 5.15%, which is a result of its large portfolio of higher costing certificate of deposit accounts, with no demand deposit accounts, the Company does not retain the majority of lower yielding residential loans, or higher loan-to-value originations. These are "passed through" to the other lenders with whom it maintains a correspondent relationship.

         Reduce RPHFS related expenses. As mentioned above under the caption "Allowance for Loan Losses", Capitol Thrift has strengthened its credit and underwriting requirements. This has resulted in declining non-performing loans. This in turn should result in declining RPHFS related expenses as lower amounts of loans are foreclosed and become RPHFS.

Banking Services

         Capitol Thrift conducts a general consumer and commercial finance business from 10 branches located throughout the State of California. Capitol Thrift's primary source of revenue is providing commercial and single-family, residential real estate loans to customers who are predominantly small and middle-market businesses and individuals. Capitol Thrift does not provide general commercial banking services such as demand checking accounts, lines of credit, safe deposit boxes and wire transfer. Capitol Thrift funds its lending activities by issuing thrift certificates and investment certificates.

Lending Activities

         Capitol Thrift concentrates its lending activities on commercial real estate and single-family residential loans. Capitol Thrift also makes consumer installment loans. As of September 30, 1999, commercial loans, single-family loans and installment loans were 81.7%, 20.5%, and .4%, respectively, of total loans. Capitol Thrift did not have any real estate construction loans as of September 30, 1999. Non-residential loans are primarily medium term commercial real estate loans with maturities ranging from 5 to 15 years. All of Capitol Thrift's commercial loans are secured by real estate. Such loans generally range in size from $200,000 to $1.0 million and are made to varying types of businesses, including but not limited to small office buildings, retail businesses, restaurants, warehouses and churches.

         Commercial real estate loans to churches totaled approximately 13.6% of total loans at September 30, 1999. The properties securing these loans are primarily multi-use properties and are geographically dispersed throughout California to varying religious denominations. Capitol Thrift is not currently originating these types of loans.

Human Resources

         At September 30, 1999, Global had 47 full-time employees and 4 part-time employees. No employees are represented by a collective bargaining agreement. The Company believes that it enjoys good relations with its personnel.

Competition

         Since Capitol Thrift's activities are conducted on a statewide basis, it faces strong competition, both in attracting deposits and originating loans, from numerous national, regional and community banks, savings and loan associations, mutual savings banks, credit unions and other financial institutions that serve California. Capitol Thrift's principal competition in originating loans are the local community banks in the communities where the company's branch offices are located. Capitol Thrift's principal competition in attracting deposits are other thrifts. Capitol Thrift's competition include Southern Pacific Thrift & Loan, First Fidelity Bank, Affinity Bank, Novato Community Bank and Imperial Thrift. These and many other competitors are larger and better capitalized than Capitol Thrift.

         The primary factors affecting competition for deposits are interest rates and the quality and range of deposit and lending services offered. The primary factors affecting competition for loans are interest rates, loan origination fees, and the quality and range of lending services offered. Capitol Thrift relies on its close proximity to numerous local small and medium-sized businesses, personal contacts and referrals by its officers, directors, employees, shareholders and customers, other local promotional activities and its reputation in the community to compete effectively. It also uses an extensive network of loan brokers to generate loans.

Premises

         The following table sets forth information about Global Bancorp's and Capitol Thrift's offices.

Location              Type of Office             Owned/Leased                  Size          Since
--------              --------------             ------------                  ----          -----
San Jose                 Branch                     Leased                     1,000         1993
Riverside                Branch                     Leased                     1,848         1987
Fresno                   Branch                     Leased                     1,670         1994
Roseville                Branch                     Leased                     1,376         1996
Sacramento               Branch                     Leased                     2,148         1995
Lancaster                Branch                     Leased                     2,500         1996
Lodi                     Branch                     Leased                     2,100         1994
San Diego                Branch                     Leased                     1,200         1990
Covina                   Branch                     Leased                     1,410         1997
Napa                     Collections Dept.          Leased                     1,955         1997
Napa                     Administration/Branch      Owned                      5,600         1986

Legal Proceedings

         Global Bancorp's management believes that there is no threatened or pending legal proceedings against Global Bancorp or Capitol Thrift which if determined adversely, would have a material adverse effect on the business or financial position Global Bancorp or Capitol Thrift.

Management and Directors of Global

         The following table presents certain information with respect to the directors and executive officers of Global Bancorp, including their respective ages and positions with Global Bancorp and Capitol Thrift:

     Name                       Age               Position
     ----                       ---               --------
Sherwood J. Tarlow              75         Chairman of the Board of Global Bancorp
                                           and Capitol Thrift
Robert F. Kelly                 55         President and Director of Global Bancorp
                                           and Capitol Thrift
James Kemp                      78         Vice Chairman of the Board and Director
                                           of Global Bancorp and Director of Capitol
                                           Thrift
Leighton Monroe, Jr.            55         Vice President, Chief Financial Officer,
                                           and Secretary of Global Bancorp and
                                           Capitol Thrift
Richard E. Moore                54         Director of Global Bancorp and Capitol
                                           Thrift
Helen L. Tarlow                 75         Director of Global Bancorp and Capitol
                                           Thrift

         During the past five years, the business experience of each director and executive officer is as follows:

         Sherwood J. Tarlow. Mr. Tarlow has been a director of Global Bancorp and Capitol Thrift since 1982. Mr. Tarlow is a private investor and is retired.

         Robert F. Kelly. Since 1997 Mr. Robert F. Kelly has been President of Global Bancorp and President and Chief Executive Officer. Prior thereto he was Vice President of Capitol Thrift.

         James Kemp. Since 1997 Mr. Kemp has been a director of Global Bancorp and Capitol Thrift. Mr. Kemp is a retired savings and loan industry executive.

         Richard E. Moore. Since 1999, Mr. Moore has been a director of Global Bancorp and Capitol Thrift. Mr. Moore is a retired savings and loan executive.

         Helen L. Tarlow. Mrs. Tarlow has been a director of Global Bancorp since 1982. She is a private investor and housewife and is married to Sherwood
J. Tarlow.

         Leighton Monroe, Jr. Mr. Leighton Monroe, Jr. has been Vice President, Chief Financial Officer, and Secretary of Capitol Thrift since 1989.

         There are no arrangements or understandings among any of the directors, officers or any other persons pursuant to which any of the above directors or officers have been selected as directors or officers.

Principal Shareholders and Share Ownership of Management and Directors

         The following table sets forth, as of November 30, 1999, the number and percentage of Global Bancorp's common stock which are beneficially owned, directly or indirectly, by:

         - each shareholder who owns more than 5% of the outstanding shares;

         -        each of Global Bancorp's directors;

         -        Global Bancorp's named executive officers; and

         -        all of Global's directors and executive officers as a group.

         The shares "beneficially owned" are determined under Securities and Exchange Commission rules, and do not necessarily indicate ownership for any other purpose. In general, beneficial ownership includes shares over which the indicated person has sole or shares voting or investment power and share which he/she has the right to acquire within 60 days of November 30, 1999. Unless otherwise indicated, the persons listed have sole voting and investment power over the shares beneficially owned. Management is not aware of any arrangements which may at a subsequent date, result in a change of control of Global Bancorp.

                                                               Shares Beneficially Owned
                                                       ----------------------------------------
Name of Beneficial Owner                               Total Number                     Percent
------------------------                               ------------                     -------
Helen L. Tarlow                                           229,590                        32.5%
Michael and Carole Friedman                                39,200                         5.6%
Sherwood J. Tarlow                                         16,500                         2.3%
Robert F. Kelly                                             1,500(1)                         *
Leighton F. Monroe, Jr.                                     2,500(2)                         *
James Kemp                                                      -                            -
All Directors and Executive Officers and a Group          289,290                        40.9%

----------

(1) Represents 1,500 shares issuable upon exercise of options.

(2) Represents 1,500 shares issuable upon exercise of options and 1,000 shares beneficially owned.

 *  Denotes less than 1%.

Regulation and Supervision

         General. Capitol Thrift is an industrial loan company licensed under the California Industrial Loan Law and is regulated, supervised and periodically examined by the California Department of Financial Institutions (CDFI) and the Federal Deposit Insurance Corporation (FDIC). Capitol Thrift's investment certificates are insured by the FDIC to the maximum amount permitted by law, which is currently $100,000 per depositor in most cases. For this protection, Capitol Thrift pays a semi-annual assessment and the rules and regulations of the FDIC pertaining to deposit insurance and other matters apply.

         The regulations of the FDIC and CDFI govern most aspects of Capitol Thrift's business and operations, including, but not limited to, the scope of its business, investments, reserves against deposits, the nature and amount of any collateral for loans, the time of availability of deposited funds, the issuance of securities, the payment of dividends, branch expansion and bank activities and the making of periodic reports. Various consumer laws and regulations also apply to Capitol Thrift. The FDIC and the CDFI have broad enforcement powers over depository institutions, including the power to prohibit a regulated institution from engaging in business practices which are considered to be unsafe or unsound, to impose substantial fines and other civil and criminal penalties, to terminate deposit insurance, and to appoint a conservator or receiver under a variety of circumstances.

         Capitol Thrift is subject to detailed, complex and sometimes overlapping federal and state statutes and regulations in their routine banking operations. These statutes include but are not limited to state usury and consumer credit laws, the Federal Truth-in-Lending Act and Regulation Z, the Federal Equal Credit Opportunity Act and Regulation B, the Fair Credit Reporting Act, the Truth in Savings Act and the Community Reinvestment Act.

         California Industrial Loan Law. California law defines an industrial loan company as a company that in the regular course of business lends money and issues investment certificates. As a California industrial loan company, Capitol Thrift is regulated under California's Industrial Loan Law, also known as California's Industrial Banking Law or California's Thrift and Loan Law, and is supervised by the CDFI. The sale, merger or conversion of an industrial loan company and another industrial loan company, bank or savings association is subject to California law.

         California industrial loan companies must maintain a minimum amount of capital stock and prescribed amounts of additional stock for each branch office. In addition, the Department of Financial Institutions may require reasonable reserves as deemed necessary in accordance with sound business practices. No person may acquire in the aggregate 10% or more of the capital stock of an industrial loan company through any means without the written consent of the commissioner. An industrial loan company must be a participating member of the FDIC.

         Industrial loan companies may issue investment certificates and securities, subject to certain qualifications and approvals. The total amount of investment certificates issued and outstanding at any time by an industrial loan company is subject to limitations based on the amount of its unimpaired capital and surplus. Real estate holdings are limited to the purchase and construction of a building to carry on business, property taken to satisfy a debt, and property acquired through foreclosure. An industrial loan company may invest funds in any investments that are permissible for commercial banks.

         California law authorizes industrial loan companies to make closed-end and open-end loans, with limits or restrictions on aggregate loans to one borrower, loan-to-value ratios, maximum loan charges and loan terms, loan fees, advertising, foreclosure procedures and other loan features. California law also authorizes insurance premium finance agencies, and sets forth regulations for insurance premium finance loans. Each industrial loan company must maintain books and records, subject to audit, and file an annual audit report. All changes in officers, directors and managing personnel must be reported. Foreign industrial loan companies that maintain a facility or branch in California are subject to separate filing and reporting requirements.

         Global Bancorp, as a holding company, is also governed by certain provisions of the Industrial Loan Law. Specifically, certain transactions between an industrial loan company and its holding company are prohibited. An industrial loan company may not, directly or indirectly, make any loan to, or purchase a contract, loan or chose in action from, or hold a lease obligation of, or purchase a lease contract from (i) a person in which an officer or director of any holding company, directly or indirectly, is financially interested, directly or indirectly; (ii) a person in which the holder of record or beneficiary of is in excess of ten percent (10%) of the shares of any holding company, directly or indirectly, is financially interested, directly or indirectly; and (iii) a person who acquires those contracts, directly or indirectly, or through intervening assignments from a person described in (i) or
(ii). California law provides that a holding company cannot be used for the purpose of evading or avoiding any provisions of the Industrial Loan Law. A holding company is defined as an entity that, directly or through one or more intervening subsidiaries, whether or not wholly owned, controls or has power to control a majority of the shares of an industrial loan company.

         The CDFI has supervisory and enforcement powers over industrial loan companies. The CDFI can enter into agreements with other state and federal agencies regulating financial institutions and can turn over information on industrial loan companies as part of an investigation by other agencies. The CDFI can investigate and examine books and records, audit financial reports and financial statements, take possession of and retain property or the business until the business is resumed or liquidated, or order suspension or limitation of payment of liabilities if the CDFI determines such action necessary to protect the company, its investors or creditors, or if in the public interest. Enforcement powers include the power to invoke judicial remedies, both civil and criminal, and impose fines.

         In 1996 and 1997, Capitol Thrift experienced an increase in loss on real property held for sale (RPHFS) and expenses related thereto. A majority of the losses related to loans made prior to June 1992, at which time credit underwriting policies were strengthened. As a result of these increases, in August 1998, Capitol Thrift entered into an agreement with the FDIC and the CDFI pursuant to which management and the Board of Directors agreed to reduce the level of classified assets as outlined in the agreement, develop and implement a plan with specific strategies for reducing RPHFS, classified and non-performing loans, and revise the methodology for calculating the allowance for losses on loans. In addition, Capitol Thrift is required to maintain certain leverage ratios. Capitol Thrift management believes that Capitol Thrift has complied in most material respects with the provisions of the agreement and are actively working on completing the process of complying with all other aspects.

                                     EXPERTS

         The financial statements of Humboldt Bancorp and subsidiary as at December 31, 1998, and for each of the three years in the period then ended included in this document have been audited by Richardson & Company, independent auditors, as stated in their report appearing herein and have been so included in reliance upon the report given upon their authority as experts in accounting and auditing.

         The consolidated balance sheet of Global Bancorp and subsidiary as at December 31, 1998, and the related consolidated statements of earnings, stockholders' equity, and cash flows for the year then ended included in this document have been audited by Grant Thornton LLP, independent auditors, as stated in their report appearing herein and have been so included in reliance upon the report given upon their authority as experts in accounting and auditing.

         The consolidated financial statements of Global Bancorp and Subsidiary as of December 31, 1997, and for each of the two years in the period ended December 31, 1997, included in this document have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

                              CHANGE IN ACCOUNTANTS

         In 1998, Global Bancorp retained Grant Thornton LLP as its independent accountants. PricewaterhouseCoopers LLP was Global Bancorp's previous independent accountants. The decision to change independent accountants was ratified and approved by Global Bancorp's Board of Directors in October 1998. During the relationship between Global Bancorp and PricewaterhouseCoopers LLP, there were no disagreements regarding any matters with respect to accounting principles or practices, financial statement disclosure, or audit scope or procedure, which disagreements, if not resolved to the satisfaction of the former accountants, would have caused PricewaterhouseCoopers LLP to make reference to the subject matter of the disagreement in connection with its report. The former accountants' report is a part of the financial statements of Global Bancorp included in this document. Such reports did not contain an adverse opinion or disclaimer of opinion or qualification of modifications as to uncertainty, audit scope or accounting principles. Prior to retaining Grant Thornton LLP, Global Bancorp had not consulted with Grant Thornton LLP regarding accounting principles.

                                  LEGAL MATTERS

         The validity of the certificates of interest and common stock to be issued by Humboldt Bancorp in this offering is being passed upon by Bartel Eng Linn & Schroder, a Law Corporation, Sacramento, California. Tax matters in connection with this offering will be passed upon by Covington and Burling, Washington, D.C. Legal matters in connection with the merger will be passed upon for Humboldt Bancorp and Humboldt Bank by Gary Steven Findley & Associates, Anaheim, California, and for Global Bancorp and Capitol Thrift by Allen, Matkins, Leck, Gamble & Mallory LLP, San Francisco, California.

                       WHERE YOU CAN FIND MORE INFORMATION

         Humboldt Bancorp has filed a registration statement on Form S-4 to register with the Commission the common stock to be issued to shareholders of Global Bancorp in the merger. This document is a part of that Registration Statement and constitutes a prospectus of Humboldt Bancorp in addition to being a proxy statement for the annual meeting of Global Bancorp. As allowed by the Commission's rules, this document does not contain all of the information you can find in the registration statement or the documents provided as in the exhibits to the registration statement.

         Humboldt Bancorp files annual, quarterly and special reports, proxy statements and other information with the Commission. You may read and copy any reports, statements and other information filed by Humboldt Bancorp at the Commission's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. You will also be able to obtain the Commission filings from commercial document retrieval services and at the Commission's web site at http://www.sec.gov.

         Global Bancorp's 1998 audited financial statements appear in this document beginning on page F-37. Global Bancorp has also prepared an Annual Disclosure Statement in accordance with the Federal Deposit Insurance Corporation's regulations. You may obtain a copy on request from Global Bancorp, 1424 Second Street, Napa, California 94559, Attention: Mr. Robert F. Kelly, President.

                          INDEX TO FINANCIAL STATEMENTS

                                                                  Page
                                                                  ----
HUMBOLDT BANCORP AND SUBSIDIARY

Independent Auditor's Report .................................... F-2
Consolidated Balance Sheets, December 31, 1997 and 1998, and
  September 30, 1999 (unaudited) ................................ F-3
Consolidated Statements of Operations for the Years Ended
  December 31, 1996, 1997 and 1998, and for the Nine Month
  Periods Ended September 30, 1998 and 1999 (unaudited) ......... F-4
Consolidated Statements of Changes in Stockholders' Equity
  for the Years Ended December 31, 1996, 1997 and 1998, and
  for the Nine Month Period Ended September 30, 1999
  (unaudited) ................................................... F-5
Consolidated Statements of Cash Flows for the Years Ended
  December 31, 1996, 1997 and 1998, and for the Nine Month
  Periods Ended September 30, 1998 and 1999 (unaudited) ......... F-7
Notes to Consolidated Financial Statements ...................... F-9

GLOBAL BANCORP AND SUBSIDIARY

Independent Auditors' Reports ................................... F-37
Consolidated Balance Sheets, December 31, 1997 and 1998, and
  September 30, 1999 (unaudited) ................................ F-39
Consolidated Statements of Earnings for the Years Ended
  December 31, 1996, 1997 and 1998, and for the Nine Month
  Periods Ended September 30, 1998 and 1999 (unaudited) ......... F-40
Consolidated Statement of Stockholders' Equity for the Years
  Ended December 31, 1996, 1997 and 1998, and for the Nine
  Month Period Ended September 30, 1999 (unaudited) ............. F-41
Consolidated Statements of Cash Flows for the Years Ended
  December 31, 1996, 1997 and 1998, and for the Nine Month
  Periods Ended September 30, 1998 and 1999 (unaudited) ......... F-42
Notes to Financial Statements ................................... F-44

                          INDEPENDENT AUDITOR'S REPORT

Board of Directors
Humboldt Bancorp and Subsidiary
Eureka, California

We have audited the accompanying consolidated balance sheets of Humboldt Bancorp (Bancorp) and Subsidiary as of December 31, 1997 and 1998, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the years ended December 31, 1996, 1997 and 1998. These financial statements are the responsibility of the Bancorp's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Humboldt Bancorp and Subsidiary at December 31, 1997 and 1998, and the consolidated results of their operations and their consolidated cash flows for the years ended December 31, 1996, 1997 and 1998, in conformity with generally accepted accounting principles.

Richardson & Company

January 15, 1999, except
for Note Y, as to which
the date is January 14, 2000

                        HUMBOLDT BANCORP AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS
                             (dollars in thousands)

                                                                    December 31,
                                                               ----------------------   September 30,
                                                                 1997          1998          1999
                                                               --------      --------   -------------
                                                                                  (unaudited)
ASSETS
Cash and due from banks                                        $ 21,442      $ 28,626      $ 25,401
  Interest-bearing deposits in other banks                        3,020         3,020            20
  Federal funds sold                                              3,520         2,250        56,145
  Investment securities, at fair value                           80,180        77,802       106,210
  Loans held for sale                                                48         7,677           719
  Loans and lease financing receivables, net of allowance
     for loan and lease losses and deferred loan fees           157,464       178,361       202,379
  Premises and equipment, net                                     5,635         7,950         9,421
  Accrued interest receivable and other assets                   12,778        14,289        18,872
                                                               --------      --------      --------
       TOTAL ASSETS                                            $284,087      $319,975      $419,167
                                                               ========      ========      ========
LIABILITIES
  Deposits
     Noninterest-bearing                                       $ 70,767      $ 96,884      $118,267
     Interest-bearing                                           184,419       187,083       257,548
                                                               --------      --------      --------
       Total Deposits                                           255,186       283,967       375,815
  Accrued interest payable and other liabilities                  3,586         4,758         5,898
  Long-term debt                                                  1,761         3,402         4,638
                                                               --------      --------      --------
       TOTAL LIABILITIES                                        260,533       292,127       386,351
  Commitments and contingencies (see accompanying notes)
STOCKHOLDERS' EQUITY
  Common stock, no par value; 50,000,000 shares
     authorized with 1,576,542, 1,787,954 and 4,721,361
     (unaudited) shares issued and outstanding in 1997,
     1998 and 1999, respectively                                 20,495        25,580        27,768
  Additional paid-in capital                                        114           297           297
  Retained earnings                                               2,200         1,485         4,671
  Accumulated other comprehensive income                            745           486            80
                                                               --------      --------      --------
       TOTAL STOCKHOLDERS' EQUITY                                23,554        27,848        32,816
                                                               --------      --------      --------
       TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY              $284,087      $319,975      $419,167
                                                               ========      ========      ========

The accompanying notes are an integral part of these consolidated financial statements.

                        HUMBOLDT BANCORP AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                (dollars in thousands except per share amounts)

                                                                              Nine Months Ended
                                                 Years Ended December 31,       September 30,
                                                ---------------------------   -----------------
                                                 1996      1997      1998      1998      1999
                                                -------   -------   -------   -------   -------
                                                                                 (Unaudited)
INTEREST INCOME
Interest and fees on loans and leases           $13,773   $15,961   $18,762   $13,998   $14,136
  Interest and dividends on investment
     securities:
     Taxable                                      1,687     2,700     3,239     2,665     2,271
     Exempt from Federal income tax                 577       569       739       525       631
     Dividends                                      102        83        78        48        37
  Interest on federal funds sold                    374       612       512       421       696
  Interest on deposits in other banks                49       128       174       132        73
                                                -------   -------   -------   -------   -------
       Total Interest Income                     16,562    20,053    23,504    17,789    17,844
INTEREST EXPENSE
  Interest on deposits                            5,501     6,973     7,565     5,735     5,410
  Interest on long-term debt and other
     borrowings                                      48        51       177       120       225
                                                -------   -------   -------   -------   -------
       Total Interest Expense                     5,549     7,024     7,742     5,855     5,635
                                                -------   -------   -------   -------   -------
NET INTEREST INCOME                              11,013    13,029    15,762    11,934    12,209
  Provision for loan and lease losses               533       773     2,124     1,541       697
                                                -------   -------   -------   -------   -------
NET INTEREST INCOME AFTER PROVISION FOR LOAN
  AND LEASE LOSSES                               10,480    12,256    13,638    10,393    11,512
OTHER INCOME
  Fees and other income                           4,285     6,911     9,731     6,815    11,731
  Service charges on deposit accounts               709     1,300     2,097     1,543     1,805
  Net gain (loss) on sale of loans                   75      (204)      645       251       349
  Net investment securities gains (losses)          678       102                           (93)
                                                -------   -------   -------   -------   -------
       Total Other Income                         5,747     8,109    12,473     8,609    13,792
OTHER EXPENSES
  Salaries and employee benefits                  5,592     6,806     9,151     6,763     8,659
  Net occupancy and equipment expense             1,792     2,466     2,711     1,962     2,092
  Other expenses                                  3,941     6,224     7,716     5,746     9,826
                                                -------   -------   -------   -------   -------
       Total Other Expenses                      11,325    15,496    19,578    14,471    20,577
                                                -------   -------   -------   -------   -------
  Income Before Income Taxes                      4,902     4,869     6,533     4,531     4,727
  Provision for income taxes                      1,926     1,611     2,517     1,720     1,537
                                                -------   -------   -------   -------   -------
NET INCOME                                      $ 2,976   $ 3,258   $ 4,016   $ 2,811   $ 3,190
                                                =======   =======   =======   =======   =======
NET INCOME PER SHARE                            $  0.65   $  0.68   $  0.83   $  0.58   $  0.64
                                                =======   =======   =======   =======   =======
NET INCOME PER SHARE -- ASSUMING DILUTION       $  0.58   $  0.61   $  0.75   $  0.53   $  0.58
                                                =======   =======   =======   =======   =======

The accompanying notes are an integral part of these consolidated financial statements.

                        HUMBOLDT BANCORP AND SUBSIDIARY

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                             (dollars in thousands)

                                                                                                      Accumulated
                                                          Common Stock       Additional                  Other
                                       Comprehensive   -------------------    Paid-in     Retained   Comprehensive
                                          Income        Shares     Amount     Capital     Earnings      Income        Total
                                       -------------   ---------   -------   ----------   --------   -------------   -------
Balance at January 1, 1996                             1,266,509   $14,852                $ 1,268        $ 815       $16,935
10% stock dividend                                       126,346     2,179                 (2,179)
Fractional shares purchased                                                                    (5)                        (5)
Stock options exercised                                   17,912       148                                               148
Comprehensive income:
  Net income                              $2,976                                            2,976                      2,976
  Other comprehensive loss, net of
    tax:
    Unrealized holding losses on
      securities available-for-sale
      arising during the year, net of
      taxes of $323                         (454)                                                         (454)         (454)
                                          ------       ---------   -------   ----------   -------        -----       -------
Total comprehensive income                $2,522
                                          ======
BALANCE AT DECEMBER 31, 1996                           1,410,767    17,179                  2,060          361        19,600
10% stock dividend                                       143,110     3,113                 (3,113)
Fractional shares purchased                                                                    (5)                        (5)
Stock options exercised and related
  tax benefit                                             22,665       203   $      114                                  317
Comprehensive income:
  Net income                              $3,258                                            3,258                      3,258
  Other comprehensive income, net of
    tax:
    Unrealized holding gains on
      securities available-for-sale
      arising during the year, net of
      taxes of $274                          384                                                           384           384
                                          ------       ---------   -------   ----------   -------        -----       -------
Total comprehensive income                $3,642
                                          ======
BALANCE AT DECEMBER 31, 1997                           1,576,542    20,495          114     2,200          745        23,554


                                  (Continued)

                        HUMBOLDT BANCORP AND SUBSIDIARY

                             (dollars in thousands)





                                                                                                      Accumulated
                                                          Common Stock       Additional                  Other
                                       Comprehensive   -------------------    Paid-in     Retained   Comprehensive
                                          Income        Shares     Amount     Capital     Earnings      Income        Total
                                       -------------   ---------   -------   ----------   --------   -------------   -------
10% stock dividend                                       160,110     4,723                 (4,723)
Fractional shares purchased                                                                    (8)                        (8)
Stock options exercised and related
  tax benefit                                             51,302       362          183                                  545
Comprehensive income:
  Net income                              $4,016                                            4,016                      4,016
  Other comprehensive loss, net of
    tax:
    Unrealized holding losses on
      securities available-for-sale
      arising during the year, net of
      taxes of $185                         (259)                                                         (259)         (259)
                                          ------       ---------   -------   ----------   -------        -----       -------
Total comprehensive income                $3,757
                                          ======
BALANCE AT DECEMBER 31, 1998                           1,787,954    25,580          297     1,485          486        27,848
5 for 2 stock split (unaudited)                        2,681,817
Fractional shares purchased
  (unaudited)                                                                                  (4)                        (4)
Sale of common stock (unaudited)                         153,652     1,844                                             1,844
Stock options exercised
  (unaudited)                                             97,938       344                                               344
Comprehensive income:
  Net income (unaudited)                  $3,190                                            3,190                      3,190
  Other comprehensive loss, net of
    tax:
    Unrealized holding losses on
      securities available-for-sale
      arising during the year, net of
      taxes of $290 (unaudited)             (406)                                                         (406)         (406)
                                          ------       ---------   -------   ----------   -------        -----       -------
Total comprehensive income
  (unaudited)                             $2,784
                                          ======
BALANCE AT SEPTEMBER 30, 1999
  (UNAUDITED)                                          4,721,361   $27,768   $      297   $ 4,671        $  80       $32,816
                                                       =========   =======   ==========   =======        =====       =======

The accompanying notes are an integral part of these consolidated financial statements.

                        HUMBOLDT BANCORP AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (dollars in thousands)

                                                                                                Nine Months Ended
                                                                 Years Ended December 31,         September 30,
                                                              ------------------------------   --------------------
                                                                1996       1997       1998       1998       1999
                                                              --------   --------   --------   --------   ---------
                                                                                                   (Unaudited)
OPERATING ACTIVITIES
Net income                                                    $  2,976   $  3,258   $  4,016   $  2,811   $   3,190
  Adjustments to reconcile net income to net cash provided
    by operating activities:
    Provision for loan and lease losses                            533        773      2,124      1,541         697
    Depreciation                                                 1,041      1,565      1,586      1,131       1,115
    (Gain) loss on sale of investments                            (678)      (102)                               93
    Amortization and other                                         916      1,390      1,517      1,182         977
    Equity in income of subsidiary                                            (22)      (259)      (160)       (300)
    Decrease (increase) in loans held for sale                   1,817         15     (7,629)    (3,190)      6,958
    Increase in interest receivable and other assets              (520)    (1,422)      (734)      (906)       (728)
    Increase in interest payable and other liabilities             122      1,913      1,355      2,079       1,142
                                                              --------   --------   --------   --------   ---------
      NET CASH PROVIDED BY OPERATING ACTIVITIES                  6,207      7,368      1,976      4,488      13,144
INVESTING ACTIVITIES
  Net decrease (increase) in interest-bearing deposits with
    banks                                                        1,100     (3,000)                            3,000
  Net (increase) decrease in federal funds sold                 (1,100)     3,050      1,270     (5,860)    (53,895)
  Proceeds from maturities and sales of investment
    securities
    available-for-sale                                          33,235     22,261     28,169     20,968      27,920
  Purchases of investment securities
    available-for-sale                                         (19,935)   (62,711)   (27,967)   (21,501)    (57,939)
  Net increase in loans and leases                             (30,289)   (15,491)   (23,370)   (21,860)    (24,715)
  Purchases of premises and equipment                           (2,096)    (1,100)    (3,901)    (3,762)     (2,586)
  Investment in partnership/subsidiary                                     (2,000)       (91)       (92)     (1,242)
  Proceeds from the sale of OREO                                              139        322        148         175
  Premium paid on deposits purchased                                       (1,040)                           (2,355)
  Purchases of life insurance policies                          (2,337)
                                                              --------   --------   --------   --------   ---------
      NET CASH USED BY INVESTING ACTIVITIES                    (21,422)   (59,892)   (25,568)   (31,959)   (111,637)


                                  (Continued)

                        HUMBOLDT BANCORP AND SUBSIDIARY

                             (dollars in thousands)

                                                                                                Nine Months Ended
                                                                 Years Ended December 31,         September 30,
                                                              ------------------------------   --------------------
                                                                1996       1997       1998       1998       1999
                                                              --------   --------   --------   --------   ---------
                                                                                                    (Unaudited)
FINANCING ACTIVITIES
  Net increase in deposit accounts                            $ 18,050   $ 62,535   $ 28,781   $ 22,099   $  91,848
  Net proceeds from long-term debt and notes payable                22      1,000      1,700      1,700       1,300
  Payments on long-term debt and notes payable                     (34)       (14)       (59)       (38)        (64)
  Proceeds from issuance of common stock                           148        203        362        297       2,188
  Fractional shares purchased                                       (5)        (5)        (8)        (8)         (4)
                                                              --------   --------   --------   --------   ---------
      NET CASH PROVIDED BY FINANCING ACTIVITIES                 18,181     63,719     30,776     24,050      95,268
                                                              --------   --------   --------   --------   ---------
NET INCREASE (DECREASE) IN CASH AND DUE FROM BANKS               2,966     11,195      7,184     (3,421)     (3,225)
  Cash and due from banks at beginning of period                 7,281     10,247     21,442     21,442      28,626
                                                              --------   --------   --------   --------   ---------
      CASH AND DUE FROM BANKS AT END OF PERIOD                $ 10,247   $ 21,442   $ 28,626   $ 18,021   $  25,401
                                                              ========   ========   ========   ========   =========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid during the year for:
    Interest expense                                          $  5,535   $  6,940   $  7,755   $  5,937   $   5,435
    Income taxes                                              $  2,666   $  1,809   $  2,830   $  1,905   $   1,835
SUPPLEMENTAL DISCLOSURES OF NONCASH ACTIVITIES:
  Stock dividend                                              $  2,179   $  3,113   $  4,723   $  4,723
  Net change in unrealized gains on securities
    available-for-sale                                        $   (777)  $    658   $   (444)  $   (141)  $    (696)
  Net change in deferred income taxes on unrealized gains on
    securities available-for-sale                             $    323   $   (274)  $    185   $     59   $     290
  Deposit liabilities assumed in exchange for assets
    acquired in connection with purchase of branches                     $     75                         $  72,105
  Loans transferred to OREO                                   $    233   $     54   $    349   $    175

The accompanying notes are an integral part of these consolidated financial statements.

                         HUMBOLDT BANCORP AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1996, 1997 and 1998

NOTE A -- SIGNIFICANT ACCOUNTING POLICIES

Business: Humboldt Bancorp, formed in 1995, is a bank holding company whose principal activity iFs the ownership and management of its wholly-owned subsidiary, Humboldt Bank. The Bank was incorporated on March 13, 1989 and opened for business on September 13, 1989. The Bank operates under a California state charter and is subject to regulation, supervision and regular examination by the Department of Financial Institutions and the Federal Deposit Insurance Corporation. The regulations of these agencies govern most aspects of the Bank's business. The accounting and reporting policies of the Bank conform with generally accepted accounting principles and general practices within the banking industry.

Principles of Consolidation: The consolidated financial statements include the accounts of the Bancorp and its wholly-owned subsidiary, the Bank. All material intercompany accounts and transactions have been eliminated.

Nature of Operations: The Bank is locally owned and operated and its primary service area is the communities of Northern California. The Bank's business is primarily focused on servicing the banking needs of individuals living and working in the Bank's primary service areas and local businesses, including retail, professional and real estate related enterprises in those service areas. The Bank offers a broad range of services to individuals and businesses with an emphasis upon efficiency and personalized attention. The Bank provides a full line of consumer services, and also offers specialized services to small businesses, middle market companies, and professional firms, such as courier services and appointment banking. The Bank offers personal and business checking and savings accounts (including individual interest-bearing negotiable orders of withdrawal ("NOW") accounts and/or accounts combining checking and savings accounts with automatic transfers), IRA and Keogh accounts, time certificates of deposit and direct deposit of social security, pension and payroll checks. It also makes available commercial, construction, accounts receivable, inventory, automobile, home improvement, real estate, office equipment, leasehold improvement, lease receivable financing and other consumer loans (including overdraft protection lines of credit), drafts and standby letters of credit, credit card activities to both individuals (including both secured and unsecured credit cards) and merchants and travelers' checks (issued by an independent entity).

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Securities: Securities are classified as held-to-maturity if the Bank has both the intent and ability to hold those debt securities to maturity regardless of changes in market conditions, liquidity needs or changes in general economic conditions. These securities are carried at cost adjusted for amortization of premium and accretion of discount, computed by the interest method over their contractual lives.

Securities are classified as available-for-sale if the Bank intends to hold those debt securities for an indefinite period of time, but not necessarily to maturity. Any decision to sell a security classified as available-for-sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of the Bank's assets and liabilities, liquidity needs, regulatory capital considerations and other similar factors. Securities available-for-sale are carried at fair value. Unrealized holding gains or losses are reported as increases or decreases in stockholders' equity, net of the related deferred tax effect. Realized gains or losses, determined on the basis of the cost of specific securities sold, are included in earnings.

                         HUMBOLDT BANCORP AND SUBSIDIARY

                        December 31, 1996, 1997 and 1998

NOTE A -- SIGNIFICANT ACCOUNTING POLICIES (Continued)



Loans and Leases Held for Sale: The Bank sells mortgage loans, the guaranteed portion of Small Business Administration (SBA)-guaranteed loans and loan participations (with servicing retained) for cash proceeds equal to the principal amount of loans, participation or leases with yield rates to the investor based upon the current market rate. In accordance with Statement of Financial Standards (SFAS) No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities, the Bank records an asset representing the right to service loans for others when it sells a loan and retains the servicing rights. The total cost of originating or purchasing the loans is allocated between the loan and the servicing rights, based on their relative fair values. Fair value is estimated by discounting estimated future cash flows from the servicing assets using discount rates that approximate current market rates and using current expected future prepayment rates. The servicing rights are amortized in proportion to, and over the period of, estimated net servicing income, assuming prepayments.

SFAS No. 125 also required the assessment of all capitalized servicing rights for impairment based on current fair value of those rights. For purposes of evaluating and measuring impairment, the Bank stratifies servicing rights based on the type and interest rates of the underlying loans. Impairment is measured as the amount by which the servicing rights for a stratum exceed their fair value.

A premium over the adjusted carrying value is received upon the sale of the guaranteed portion of an SBA loan. The Bank's investment in an SBA loan is allocated among the sold and retained portions of the loan based on the relative fair value of each portion at the time of loan origination, adjusted for payments and other activities. Because the portion retained does not carry an SBA guarantee, part of the gain recognized on the sold portion of the loan may be deferred and amortized as a yield enhancement on the retained portion in order to obtain a market equivalent yield.

Loans and leases held for sale are recorded at the lower of cost or market determined on an aggregate basis.

Loans and Lease Financing Receivables: Loans and leases are stated at the amount of unpaid principal, less the allowance for losses, net deferred loan fees and costs and unearned income. Interest on loans is accrued and credited to income based on the principal amount outstanding. Unearned income on installment loans is recognized as income over the term of the loans using a method that approximates the interest method.

The Bank's leasing operations consist principally of the leasing of point-of-sale terminals, printers for credit card vouchers and related equipment. The Bank also has purchased small equipment leases from Bancorp Financial Services, a subsidiary of the Bancorp. All of the Bank's leases are classified and accounted for as direct financing leases. Under the direct financing method of accounting for leases, the total net rentals receivable under the lease contracts, net of unearned income, are recorded as a net investment in direct financing leases, and the unearned income is recognized each month as it is earned so as to produce a constant periodic rate of return on the unrecovered investment.

Loan origination fees and certain direct origination and acquisition costs are capitalized and recognized as an adjustment of the yield on the related loan or lease. Amortization is discontinued when the loan or lease is placed on nonaccrual status.

Beginning in 1997, credit card origination costs were deferred and netted against the related credit card fee, if any, and the net amount was amortized on a straight-line basis over the initial privilege period. Fees received and marketing costs incurred in connection with unsuccessful efforts to create credit card relationships were recorded as revenue and expense when the refundable period expired. Amounts paid

                         HUMBOLDT BANCORP AND SUBSIDIARY

                        December 31, 1996, 1997 and 1998

NOTE A -- SIGNIFICANT ACCOUNTING POLICIES (Continued)



to third-party direct marketing specialists related to successful efforts to create credit card relationships were deferred and netted against related fees and all other amounts are recorded as expenses in the period the services were performed. Annual service fees are deferred and amortized over the credit card privilege period.

Allowance for Loan and Lease Losses: The allowance is maintained at a level which, in the opinion of management, is adequate to absorb probable losses inherent in the loan, including credit card receivables, and lease portfolios. Credit losses related to off-balance-sheet instruments are included in the allowance for loan and lease losses except if the loss meets the criteria for accrual under Statement of Financial Accounting Standard No. 5, in which case the amount is accrued and reported separately as a liability. Management determines the adequacy of the allowance based upon reviews of individual loans, recent loss experience, current economic conditions, the risk characteristics of the various categories of loans and leases and other pertinent factors. The allowance is based on estimates, and ultimate losses may vary from the current estimates. These estimates are reviewed quarterly and, as adjustments become necessary, they are reported in earnings in the periods in which they become known. Loans and leases deemed uncollectible are charged to the allowance. Credit card receivables are charged to the allowance when they become 120 days past due. Provisions for losses and recoveries on loans and leases previously charged off are added to the allowance.

Commercial loans are considered impaired, based on current information and events, if it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Allowances on impaired loans are established based on the present value of expected future cash flows discounted at the loans effective interest rate or for collateral-dependent loans, on the fair value of the collateral. Cash receipts on impaired loans are used to reduce principal.

Income Recognition on Impaired and Nonaccrual Loans and Leases: Loans and leases, including impaired loans and leases, are generally classified as nonaccrual if they are past due as to maturity or payment of principal or interest for a period of more than 90 days, unless such loans and leases are well-secured and in the process of collection. If a loan or lease or a portion of a loan or lease is classified as doubtful or is partially charged off, the loan or lease is classified as nonaccrual. Loans that are on a current payment status or past due less than 90 days may also be classified as nonaccrual if repayment in full of principal and/or interest is in doubt.

Loans and leases may be returned to accrual status when all principal and interest amounts contractually due (including arrearages) are reasonably assured of repayment within an acceptable period of time, and there is a sustained period of repayment performance by the borrower, in accordance with the contractual terms of interest and principal.

While a loan or lease is classified as nonaccrual and the future collectibility of the recorded balance is doubtful, collections of interest and principal are generally applied as a reduction to principal outstanding. When the future collectibility of the recorded balance is expected, interest income may be recognized on a cash basis.

In the case where a nonaccrual loan or lease had been partially charged off, recognition of interest on a cash basis is limited to that which would have been recognized on the recorded balance at the contractual interest rate. Cash interest receipts in excess of that amount are recorded as recoveries to the allowance for loan and lease losses until prior charge-offs have been fully recovered.

                         HUMBOLDT BANCORP AND SUBSIDIARY

                        December 31, 1996, 1997 and 1998

NOTE A -- SIGNIFICANT ACCOUNTING POLICIES (Continued)




Premises and Equipment: Premises and equipment are stated at cost, less accumulated depreciation. The provision for depreciation is computed by the straight-line method over the estimated useful lives of the related assets.

Foreclosed Real Estate: Foreclosed real estate includes both formally foreclosed property and in-substance foreclosed property. In-substance foreclosed properties are those properties for which the Bank has taken physical possession, regardless of whether formal foreclosure proceedings have taken place. At the time of foreclosure, foreclosed real estate is recorded at the lower of the carrying amount or fair value less cost to sell, which becomes the property's new basis. Any write-downs based on the asset's fair value at date of acquisition are charged to the allowance for loan losses. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of their new cost basis or fair value minus estimated costs to sell. Revenue and expenses from operations and subsequent adjustments to the carrying amount of the property are included in income (loss) on foreclosed real estate.

Intangible Assets: The premiums paid to acquire the deposits of the McKinleyville, Arcata, Weaverville, Willow Creek, Loleta and Garberville branches were allocated to core deposit intangibles based on the results of valuation studies performed to determine the fair value of the deposit base acquired. Core deposit intangibles are being amortized over the estimated remaining life of the related deposits.

Investment in Unconsolidated Subsidiary: The Bank, along with another bank, formed a California corporation, Bancorp Financial Services, Inc. for the purpose of operating an equipment leasing company. In January 1997, the Bank contributed capital totaling $2,000,000 for a 50% interest in this corporation. The investment is accounted for using the equity method. During 1998, this investment was transferred to the Bancorp.

Income Taxes: Provisions for income taxes are based on amounts reported in the statements of operations (after exclusion of non-taxable income such as interest on state and municipal loans and securities) and include deferred taxes on temporary differences in the recognition of income and expense for tax and financial statement purposes. Deferred taxes are computed using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are recognized for deductible temporary differences and tax credit carryforwards, and then a valuation allowance is established to reduce that deferred tax asset if it is "more likely than not" that the related tax benefits will not be realized.

Advertising: Advertising costs are charged to operations in the year incurred.

Net Income Per Share: Net income per share is computed by dividing net income by the weighted average number of common shares outstanding during the period, after giving retroactive effect to stock dividends. Net income per share -- assuming dilution is computed similar to net income per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. Included in the denominator is the dilutive effect of stock options computed under the treasury method.

                         HUMBOLDT BANCORP AND SUBSIDIARY

                        December 31, 1996, 1997 and 1998

NOTE A -- SIGNIFICANT ACCOUNTING POLICIES (Continued)



Off-Balance-Sheet Financial Instruments: In the ordinary course of business the Bank has entered into off-balance-sheet financial instruments consisting of commitments to extend credit, commitments under credit card arrangements and standby letters of credit. Such financial instruments are recorded in the financial statements when they become payable.

Cash and Cash Equivalents: For the purpose of presentation in the Statement of Cash Flows, cash and cash equivalents are defined as those amounts included in the balance sheet caption "Cash and due from banks."

Unaudited Interim Financial Data: The interim financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management all adjustments, including normal recurring accruals necessary for fair presentation of results of operations for the interim periods included herein, have been made. The results of operations for the six months ended June 30, 1999, are not necessarily indicative of results to be anticipated for the year ending December 31, 1999.

Recently Issued Accounting Standards: In June 1998, Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (Statement No. 133), was issued. Statement No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, by requiring that an entity recognize those items as assets or liabilities in the statement of financial position and measure them at fair value. This statement is effective for financial statements issued for all quarters of all fiscal years beginning after June 15, 2000. The Bancorp has not made an assessment of the potential impact of adopting Statement No. 133 at this time.

NOTE B -- RESTRICTIONS ON CASH AND DUE FROM BANKS AND INTEREST-BEARING DEPOSITS IN OTHER BANKS

Cash and due from banks include amounts the Bank is required to maintain to meet certain average reserve and compensating balance requirements of the Federal Reserve. The total requirements at December 31, 1997 and 1998 were $6,060,000 and $10,936,000, respectively.

Interest-bearing deposits in other banks totaling $3,000,000 were pledged to MasterCard International as of December 31, 1997 and 1998 to secure the full performance of all of the Bank's payment obligations to MasterCard in connection with the Bank's MasterCard membership.

                         HUMBOLDT BANCORP AND SUBSIDIARY

                        December 31, 1996, 1997 and 1998



NOTE C -- INVESTMENT SECURITIES

The amortized cost of investment securities and their approximate fair values at December 31 were as follows (dollars in thousands):

                                              Amortized    Unrealized    Unrealized     Fair
                                                Cost         Gains         Losses       Value
                                              ---------    ----------    ----------    -------
December 31, 1997:

Available-for-Sale
  U.S. Government and agency securities        $ 2,996       $   11                    $ 3,007
  Municipal securities                          12,190          581                     12,771
  Collateralized mortgage obligations issued
     by U.S. government agencies                62,433          698          $ 17       63,114
  Equity securities                              1,286            2                      1,288
                                               -------       ------          ----      -------
     Total available-for-sale                  $78,905       $1,292          $ 17      $80,180
                                               =======       ======          ====      =======
December 31, 1998:

Available-for-Sale
  U.S. Government and agency securities        $ 3,000       $   13                    $ 3,013
  Municipal securities                          16,227          890          $  7       17,110
  Collateralized mortgage obligations issued
     by U.S. government agencies                56,682          286           353       56,615
  Equity securities                              1,062            2                      1,064
                                               -------       ------          ----      -------
     Total available-for-sale                  $76,971       $1,191          $360      $77,802
                                               =======       ======          ====      =======



The maturities of investment securities at December 31, 1998 were as follows (dollars in thousands):

                                                             Amortized     Fair
                                                               Cost        Value
                                                             ---------    -------
Amounts maturing in:
  3 months or less                                            $ 2,677     $ 2,444
  Over three months through twelve months                      13,385      12,835
  After one year through three years                           36,056      36,822
  After three years through five years                          7,257       7,299
  After five years through fifteen years                       10,384      10,958
  After fifteen years                                           6,150       6,380
  Equity securities                                             1,062       1,064
                                                              -------     -------
                                                              $76,971     $77,802
                                                              =======     =======

The amortized cost and fair value of collateralized mortgage obligations are presented by average life in the preceding table. Expected maturities differ from contractual maturities because borrowers may have the right to call or prepay obligations without call or prepayment penalties.

                         HUMBOLDT BANCORP AND SUBSIDIARY

                        December 31, 1996, 1997 and 1998



NOTE C -- INVESTMENT SECURITIES (Continued)



Proceeds from sales of investment securities available-for-sale during 1996, 1997 and 1998 were $27,766,000, $12,418,000, and $445,550, respectively. Gross gains and losses on those sales were $683,000 and $5,000 in 1996 and $108,000 and $6,000 in 1997, respectively. There were no gains or losses on the investment securities sold in 1998.

Investment securities with an amortized cost of approximately $2,002,000 and $3,000,000 and an approximate market value of $2,009,000 and $3,013,000 at December 31, 1997 and 1998, respectively, were pledged to meet the requirements of the Federal Reserve and the U. S. Department of Justice. In addition, investment securities with an amortized cost of approximately $5,084,000 and $4,878,000 and an approximate market value of $5,173,000 and $4,804,000 at December 31, 1997 and 1998, respectively, were pledged to secure public funds and other deposits. Furthermore, investment securities with an amortized cost of approximately $5,289,000 and an approximate market value of $5,224,000 at December 31, 1998 were pledged as collateral for an advance from the Federal Home Loan Bank. In addition, investment securities with an amortized cost of approximately $2,179,000 and $10,188,000 and an approximate market value of $2,182,000 and $10,229,000 at December 31, 1997 and 1998, respectively, were pledged to Visa and Mastercard to secure the full performance of all of the Bank's payment obligations to Visa and Mastercard in connection with the Bank's Visa and Mastercard membership.

NOTE D -- LOANS AND LEASE FINANCING RECEIVABLES, NET

The components of loans and lease financing receivables in the balance sheets were as follows at December 31 (dollars in thousands):

                                                              1997        1998
                                                            --------    --------
Real estate -- construction and land development            $ 20,165    $ 20,667
Real estate -- commercial and agricultural                    65,772      80,197
Real estate -- family and multifamily residential             27,205      27,549
Commercial, industrial and agricultural                       28,766      35,493
Lease financing receivables, net of unearned income of
  $1,395,000 and $1,896,000 in 1997 and 1998,
  respectively                                                 8,732       9,867
Credit card receivables                                        7,062       5,672
Consumer loans, net of unearned income of $15,000 and
  $1,000 in 1997 and 1998, respectively                        2,440       2,110
Other                                                            502         585
                                                            --------    --------
                                                             160,644     182,140
Deferred loan fees                                              (809)       (724)
Allowance for loan and lease losses                           (2,371)     (3,055)
                                                            --------    --------
                                                            $157,464    $178,361
                                                            ========    ========

                         HUMBOLDT BANCORP AND SUBSIDIARY

                        December 31, 1996, 1997 and 1998



NOTE D -- LOANS AND LEASE FINANCING RECEIVABLES, NET (Continued)



The maturity and repricing distribution of the loan and lease portfolio at December 31, 1997 and 1998, follows (dollars in thousands):

                                                              1997        1998
                                                            --------    --------
Three months or less                                        $ 76,777    $ 71,990
Over three months to twelve months                            10,904      15,463
Over one year to three years                                  24,119      28,428
Over three years to five years                                16,517      32,113
Over five years to fifteen years                              22,186      21,979
Over fifteen years                                             9,303      11,856
                                                            --------    --------
                                                             159,806     181,829
Nonaccrual loans                                                 838         311
                                                            --------    --------
                                                            $160,644    $182,140
                                                            ========    ========

At December 31, 1997 and 1998 approximately $2,449,000 and $1,348,000, respectively, of the Bank's credit card receivables were secured by savings accounts.

At December 31, 1997, the recorded investment in loans for which impairment has been recognized in accordance with Statement No. 114 totaled $748,000, with a corresponding valuation allowance of $166,000. At December 31, 1998, the recorded investment in loans for which impairment has been recognized totaled $338,000, with a corresponding valuation allowance of $126,000. For the years ended December 31, 1996, 1997 and 1998, the average recorded investment in impaired loans was approximately $247,000, $156,000 and $515,000, respectively. In 1996 and 1997, the Bank recognized $2,000 and $5,000, respectively of interest on impaired loans (during the portion of the year that they were impaired), all of which was recognized on the cash basis. In 1998 the Bank recognized $41,000 of interest on impaired loans (during the portion of the year that they were impaired), of which $21,000 was related to impaired loans for which interest income was recognized on the cash basis.

In addition, at December 31, 1996, 1997 and 1998, the Bank had other nonaccrual loans of approximately $218,000, $97,000 and $246,000 for which impairment had not been recognized. If interest on these loans had been recognized at the original interest rates, interest income would have increased approximately $12,000 in 1996, $5,000 in 1997 and $16,000 in 1998. The Bank has no commitments to loan additional funds to the borrowers of impaired or nonaccrual loans.

The Bank receives fees for servicing retained on loans and leases sold. Loans and leases being serviced by the Bank for others were as follows at December 31 (dollars in thousands):

                                                   1996        1997        1998
                                                 --------    --------    --------
Loans                                            $101,355    $123,232    $144,531
Lease financing receivables                         3,078         701           2
Credit cards                                                      904
                                                 --------    --------    --------
                                                 $104,433    $124,837    $144,533
                                                 ========    ========    ========

                         HUMBOLDT BANCORP AND SUBSIDIARY

                        December 31, 1996, 1997 and 1998



NOTE D -- LOANS AND LEASE FINANCING RECEIVABLES, NET (Continued)



An analysis of the changes in the allowance for loan and lease losses is as follows for the years ended December 31 (dollars in thousands):

                                                        1996      1997      1998
                                                       ------    ------    ------
Beginning balance                                      $1,868    $2,146    $2,371
Provision for loan and lease losses                       533       773     2,124
  Credit cards charged off                                         (475)     (956)
  Leases charged off                                     (132)     (124)     (316)
  Loans charged off                                      (242)     (211)     (362)
  Credit card recoveries                                             87       105
  Lease recoveries                                         34        34        24
  Loan recoveries                                          85       141        65
                                                       ------    ------    ------
Ending balance                                         $2,146    $2,371    $3,055
                                                       ======    ======    ======

Components of premises and equipment included the following at December 31 (dollars in thousands):

                                                               1997      1998
                                                              ------    ------
Land                                                         $ 1,042   $ 1,962
Buildings and improvements                                     3,269     5,168
Furniture, fixtures and equipment                              3,656     3,007
Leasehold improvements                                             9       203
                                                             -------   -------
                                                               7,976    10,340
Accumulated depreciation                                      (2,341)   (2,390)
                                                             -------   -------
                                                             $ 5,635   $ 7,950
                                                             =======   =======

                         HUMBOLDT BANCORP AND SUBSIDIARY

                        December 31, 1996, 1997 and 1998



NOTE F -- INVESTMENT IN UNCONSOLIDATED EQUIPMENT LEASING SUBSIDIARY

The following information summarizes the activity of the unconsolidated equipment leasing subsidiary from inception in January 1997 through November 30, 1997 and for the twelve months ended November 30, 1998 (in thousands):

                                                               1997       1998
                                                              -------    -------
Balance sheet
Assets                                                        $11,794    $21,323
                                                              =======    =======
  Liabilities                                                 $ 7,750    $16,761
  Equity                                                        4,044      4,562
                                                              -------    -------
                                                              $11,794    $21,323
                                                              =======    =======
Income statement
  Revenues                                                    $ 1,018    $ 3,055
  Expenses                                                        974      2,537
                                                              -------    -------
     Net income                                                    44        518
                                                              X    50%   X    50%
                                                              -------    -------
Bancorp's share of net income                                 $    22    $   259
                                                              =======    =======

NOTE G -- TRANSFERS OF FINANCIAL ASSETS

During the year ended December 31, 1998, the Bank recorded $739,000 of servicing rights related to loans originated and sold. Amortization of the servicing rights was $141,000 for the year ended December 31, 1998. The estimated fair value of the servicing assets aggregated $598,000 at December 31, 1998. A valuation allowance is recorded where the fair value is below the carrying amount of the servicing assets. No valuation allowance was needed at December 31, 1998.

NOTE H -- INTEREST-BEARING DEPOSITS

Interest-bearing deposits consisted of the following at December 31 (dollars in thousands):

                                                      1997        1998
                                                    --------    --------
Negotiable order of withdrawal (NOW)                $ 21,575    $ 22,314
Savings and money market                              52,380      48,936
Time, $100,000 and over                               40,643      46,355
Other time                                            69,821      69,478
                                                    --------    --------
                                                    $184,419    $187,083
                                                    ========    ========

                         HUMBOLDT BANCORP AND SUBSIDIARY

                        December 31, 1996, 1997 and 1998

NOTE H -- INTEREST-BEARING DEPOSITS (Continued)



Interest expense on these deposits for the years ended December 31 is as follows (dollars in thousands):

                                                1996      1997      1998
                                               ------    ------    ------
NOW                                            $  162    $  190    $  207
Savings and money market                        1,082     1,327     1,232
Time, $100,000 and over                         1,245     1,803     2,412
Other time                                      3,012     3,653     3,714
                                               ------    ------    ------
                                               $5,501    $6,973    $7,565
                                               ======    ======    ======

The maturities of time deposits at December 31, 1998 are as follows (dollars in thousands):

Three months or less                                          $ 47,015
Over three months through twelve months                         57,522
Over one year through three years                                9,491
Over three years                                                 1,805
                                                              --------
                                                              $115,833
                                                              ========

NOTE I -- LINE OF CREDIT

The Bank has uncommitted federal funds lines of credit agreements with two financial institutions. The maximum borrowings available under the lines totaled $10,500,000. Availability of this line is subject to federal funds balances available for loan and continued borrower eligibility. The line is intended to support short-term liquidity, and cannot be used for more than ten consecutive business days or more than twelve times during a given thirty day period. At December 31, 1998 there were no borrowings outstanding under the agreements.

NOTE J -- LONG-TERM DEBT

The Bank has three advances totaling $3,402,000 from the Federal Home Loan Bank
(FHLB) at December 31, 1998. The first advance totaling $747,000 is due in monthly installments of principal and interest, at 6.19%, of approximately $5,000 through February 15, 2004. The second advance of $1,000,000 is due at maturity on December 31, 2007. Interest is due semi-annually at 6.18%. The third advance totaling $1,655,000 is due in monthly installments of principal and interest, at 6.08%, of approximately $14,000 through April 8, 2013. Investment securities with an amortized cost of $5,289,000 and approximate fair value of $5,224,000 at December 31, 1998, were held as collateral for these three advances. The Bank also had loans with an approximate principal balance of $1,991,000 at December 31, 1998 pledged as collateral for these advances.

                        HUMBOLDT BANCORP AND SUBSIDIARY

                        December 31, 1996, 1997 and 1998

NOTE J -- LONG-TERM DEBT (Continued)



Scheduled principal repayments of long-term debt, assuming no changes in their terms, for the five years ending December 31, 2003 are as follows (dollars in thousands):

                        1999                               $ 86
                        2000                                 93
                        2001                                 99
                        2002                                107
                        2003                                114

NOTE K -- FEES AND OTHER INCOME

Fees and other income consisted of the following for the years ended December 31 (dollars in thousands):

                                                        1996      1997      1998
                                                       ------    ------    ------
Merchant credit card processing fees                   $2,508    $3,906    $6,177
Lease residuals and rentals                               752     1,306     1,575
Credit card program fees                                  169       778     1,019
Fees for customer services                                287       291       346
Earnings on life insurance                                142       195       106
Loan and lease servicing fees                             370       346        87
Other (none exceeding 1% of revenues)                      57        89       421
                                                       ------    ------    ------
                                                       $4,285    $6,911    $9,731
                                                       ======    ======    ======

NOTE L -- OTHER EXPENSES

Other expenses consisted of the following for the years ended December 31 (dollars in thousands):

                                                        1996      1997      1998
                                                       ------    ------    ------
Merchant credit card program                           $  434    $  822    $2,665
Professional and other outside services                   693     1,342     1,122
Stationery, supplies and postage                          542       887       884
Telephone and travel                                      424       478       598
Amortization of core deposit intangible                   372       426       372
Credit card program                                       170     1,021       346
Data processing and ATM fees                              199       170       324
Development                                               129       242       249
Advertising                                               235       265       247
FDIC and other insurance                                  480       164       186
Other (none exceeding 1% of revenues)                     263       407       723
                                                       ------    ------    ------
                                                       $3,941    $6,224    $7,716
                                                       ======    ======    ======

                        HUMBOLDT BANCORP AND SUBSIDIARY

                        December 31, 1996, 1997 and 1998


NOTE M -- INCOME TAXES

The components of income tax expense included in the statements of operations were as follows for the years ended December 31 (dollars in thousands):

                                                        1996      1997      1998
                                                       ------    ------    ------
Currently payable
 Federal                                               $1,757    $1,707    $2,104
  State                                                   624       602       735
                                                       ------    ------    ------
                                                        2,381     2,309     2,839
Deferred tax benefit
  Federal                                                (324)     (606)     (394)
  State                                                  (131)     (206)     (111)
                                                       ------    ------    ------
                                                         (455)     (812)     (505)
Tax benefit of exercised stock options recorded as
  additional paid in capital                                        114       183
                                                       ------    ------    ------
Net provision for income taxes                         $1,926    $1,611    $2,517
                                                       ======    ======    ======


A reconciliation of income taxes computed at the federal statutory rate of 34% and the provision for income taxes for the years ended December 31 are as follows (dollars in thousands):

                                                         1996      1997      1998
                                                        ------    ------    ------
Income tax at Federal statutory rate                    $1,667    $1,655    $2,221
 State franchise tax, less federal income tax
benefit                                                    366       348       467
  Interest on municipal obligations exempt from
     Federal tax                                          (193)     (176)     (227)
  Nonstatutory stock option expense                        (91)
  Interest on enterprise zone loans exempt from State
     tax                                                   (58)      (52)      (38)
  Life insurance earnings and expenses                     (20)      (93)      (55)
  Deferred tax asset valuation allowance change            252       (99)      122
  Other differences                                          3        28        27
                                                        ------    ------    ------
Provision for income taxes                              $1,926    $1,611    $2,517
                                                        ======    ======    ======

                        HUMBOLDT BANCORP AND SUBSIDIARY

                        December 31, 1996, 1997 and 1998

NOTE M -- INCOME TAXES (CONTINUED)

The tax effects of temporary differences that give rise to the components of the net deferred tax asset recorded as an other asset as of December 31 were as follows (dollars in thousands):

                                                               1997      1998
                                                              ------    ------
Deferred tax assets:
  Allowance for loan and lease losses                         $  795    $  944
  Nonqualified benefit plans                                     681       984
  Deferred loan fees                                             333       295
  State franchise taxes                                          205       249
  Depreciation                                                   397       525
  Merchant Bankcard program                                      280       379
  Core deposit intangible amortization                           115       186
  Deferred credit card fees                                      110        84
  Other                                                           53        88
                                                              ------    ------
     Total deferred tax assets                                 2,969     3,734
  Valuation allowance for deferred tax assets                   (319)     (441)
                                                              ------    ------
     Deferred tax assets recognized                            2,650     3,293
Deferred tax liabilities:
  Unrealized securities holding gains                            530       346
  Equity in income of subsidiaries                                 8       116
  FHLB stock dividends                                            33        49
  Other                                                           25        40
                                                              ------    ------
     Total deferred tax liabilities                              596       551
                                                              ------    ------
     Net deferred tax asset                                   $2,054    $2,742
                                                              ======    ======


Amounts presented for the tax effects of temporary differences are based upon estimates and assumptions and could vary from amounts ultimately reflected on the Bank's tax returns. Accordingly, the variances from amounts reported for prior years are primarily the result of adjustments to conform to the tax returns as filed. A valuation allowance has been established to reduce deferred tax assets to the amount that is more likely than not to be realized.

Income taxes payable were $199,000 and $207,000 at December 31, 1997 and 1998, respectively. The income tax expense related to net investment securities gains was $281,000 and $42,000 during 1996 and 1997, respectively. There were no net investment gains during 1998.

                        HUMBOLDT BANCORP AND SUBSIDIARY

                        December 31, 1996, 1997 and 1998



NOTE N -- EARNINGS PER SHARE

The following is a computation of basic and diluted earnings per share for the years ended December 31 (dollars in thousands except per share amounts):

                                                       1996          1997          1998
                                                    ----------    ----------    ----------
Basic:
Net income                                          $    2,976    $    3,258    $    4,016
                                                    ==========    ==========    ==========
  Weighted-average common shares outstanding         4,636,858     4,755,971     4,876,531
                                                    ==========    ==========    ==========
  Earnings per share                                $     0.65    $     0.68    $     0.83
                                                    ==========    ==========    ==========
Diluted:
  Net income                                        $    2,976    $    3,258    $    4,016
                                                    ==========    ==========    ==========
Weighted-average common shares outstanding           4,636,858     4,755,971     4,876,531
Net effect of dilutive stock options -- based on
  the treasury stock method using average market
  price                                                498,275       568,882       502,038
                                                    ----------    ----------    ----------
Weighted-average common shares outstanding and
  common stock equivalents                           5,135,133     5,324,853     5,378,569
                                                    ==========    ==========    ==========
Earnings per share -- assuming dilution             $     0.58    $     0.61    $     0.75
                                                    ==========    ==========    ==========

Options to purchase 30,250 shares of common stock at $10.25 per share were outstanding at December 31, 1997 but were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares. All options outstanding at December 31, 1996 and 1998 were included in the computation of diluted EPS.

NOTE O -- BENEFIT PLANS

Retirement Plan: The Bank has a defined contribution retirement plan covering substantially all of the Bank's employees. Bank contributions to the plan are made at the discretion of the Board of Directors in an amount not to exceed the maximum amount deductible under the profit sharing plan rules of the Internal Revenue Service. Employees may elect to have a portion of their compensation contributed to the plan in conformity with the requirements of Section 401(k) of the Internal Revenue Code. Salaries and employee benefits expense includes Bank contributions to the plan of $98,000 during 1996, $134,000 during 1997 and $189,000 during 1998.

                        HUMBOLDT BANCORP AND SUBSIDIARY

                        December 31, 1996, 1997 and 1998

NOTE O -- BENEFIT PLANS (Continued)



Director Fee Plan: The Bancorp has adopted the Humboldt Bank Director Fee Plan (the "Fee Plan"). The Fee Plan permits each Bank director to elect to receive his/her director's fees in the form of Bancorp common stock, cash, or a combination of Bancorp common stock and cash, and to elect to defer the receipt of any of the foregoing until the end of his/her term as a Bank director. If deferral is elected, the amount of the director's fees shall be credited to an account on behalf of the director, however, such crediting shall constitute a mere promise on the part of the Bank and Bancorp to pay/distribute on this account. The account is otherwise unsecured, unfunded and subject to the general claims of creditors of the Bank and Bancorp. The Fee Plan provides for the issuance of up to 110,000 shares of Bancorp common stock. The amount of such fees deferred in 1997 and 1998 totaled $43,000 and $58,000, respectively. At December 31, 1997 and 1998, the liability for amounts due under this plan totaled $63,000 and $110,000, respectively, or approximately 7,500 and 12,000 shares of stock.

Employee Stock Bonus Plan: The Bancorp has an Employee Stock Bonus Plan which is funded annually at the sole discretion of the Board of Directors. Funds are invested in Bancorp stock, when available, and is purchased at the current market price on behalf of all employees except the executive officers of the Bank. The compensation cost recognized for 1996, 1997 and 1998 was $20,000 each year.

NOTE P -- STOCK OPTION PLAN

At December 31, 1998, the Bancorp has a stock-based compensation plan consisting of a fixed stock option plan which is described below. The Bancorp applies Accounting Principles Board Opinion No. 25 and related Interpretations in accounting for its plan. Accordingly, no compensation cost has been recognized for its stock option plan. Had compensation cost for the Bancorp's stock option plan been determined based on the fair value at the grant dates for awards under this plan consistent with the method of SFAS No. 123, the Bancorp's net income and net income per share would have been adjusted to the pro forma amounts indicated below (dollars in thousands except per share amounts):

                                                         1996      1997      1998
                                                        ------    ------    ------
Net income
  As reported                                           $2,976    $3,258    $4,016
  Pro forma                                              2,946     3,194     3,716
Net income per share
  As reported                                             0.65      0.68      0.83
  Pro forma                                               0.64      0.67      0.76
Net income per share -- assuming dilution
  As reported                                             0.58      0.61      0.75
  Pro forma                                               0.57      0.60      0.69

The Bancorp has a stock option plan under which incentive and nonstatutory stock options, as defined under the Internal Revenue Code, may be granted. Options representing 456,255 shares of the Bancorp's no par value common stock may be granted under the plan by the Board of Directors to directors, officers and key, full-time employees at an exercise price not less than the fair market value of the shares on the date of grant. In addition, 781,767 options are outstanding that were granted by Humboldt Bank prior to the formation of the Bancorp. Options may have an exercise period of not longer than 10 years and the options are subject to a graded vesting schedule of 33% per year for incentive stock options. Nonstatutory stock options vest immediately.

                        HUMBOLDT BANCORP AND SUBSIDIARY

                        December 31, 1996, 1997 and 1998



NOTE P -- STOCK OPTION PLAN (Continued)



The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 1996, 1997 and 1998, respectively; dividend yield of zero for all years; expected volatility of 9.40 percent for 1996, 10.69 for 1997 and 1998; risk-free interest rates of 5.54 percent and 6.29 percent for 1996, 5.85 percent and 6.48 percent for 1997 and 5.95 percent for 1998 for the incentive options; risk-free interest rates of 5.85 percent and 6.65 percent for 1996, 5.86 percent and 6.87 percent for 1997 and 5.94 percent and 5.02 percent for 1998 for the nonstatutory options; and expected lives of 10 years for the incentive options for all years and 5 years for the nonstatutory options granted in 1996 and 10 years for nonstatutory options granted in 1997 and 1998.

A summary of stock option activity, adjusted to give effect to stock dividends and the 1999 stock split (unaudited) follows:

                                                     Incentive Stock Options
                          ------------------------------------------------------------------------------
                                    1996                       1997                       1998
                          ------------------------   ------------------------   ------------------------
                            Weighted-                  Weighted-                  Weighted-
                             Average                    Average                    Average
                          Exercise Price   Shares    Exercise Price   Shares    Exercise Price   Shares
                          --------------   -------   --------------   -------   --------------   -------
Shares under option at
  beginning of year           $2.65        478,024       $2.79        519,301       $3.75        612,328
Options granted                4.37         42,086        8.68        100,278        9.75          6,050
Options exercised                                         3.40         (4,276)       2.01        (85,624)
Options expired                3.47           (809)       4.08         (2,975)       8.31         (1,322)
                                           -------                    -------                    -------
Shares under option at
  end of year                  2.79        519,301        3.75        612,328        4.08        531,432
                                           =======                    =======                    =======
Options exercisable at
  end of year                              444,433                    479,677                    446,815
Weighted-average fair
  value of options
  granted during the
  year                         2.56                       4.45                       4.36

                        HUMBOLDT BANCORP AND SUBSIDIARY

                        December 31, 1996, 1997 and 1998


NOTE P -- STOCK OPTION PLAN (Continued)

                                                    Nonstatutory Stock Options
                          ------------------------------------------------------------------------------
                                    1996                       1997                       1998
                          ------------------------   ------------------------   ------------------------
                            Weighted-                  Weighted-                  Weighted-
                             Average                    Average                    Average
                          Exercise Price   Shares    Exercise Price   Shares    Exercise Price   Shares
                          --------------   -------   --------------   -------   --------------   -------
Shares under option at
  beginning of year           $2.92        514,553      $ 3.27        521,177       $3.84        483,320
Options granted                5.31         66,217       10.15         33,275        9.29         30,800
Options exercised              2.49        (59,593)       2.65        (71,132)       2.91        (61,536)
                                           -------                    -------                    -------
Shares under option at
  end of year                  3.27        521,177        3.84        483,320        4.34        452,584
                                           =======                    =======                    =======
Options exercisable at
  end of year                              376,318                    416,966                    452,584
Weighted-average fair
  value of options
  granted during the
  year                         1.76                       4.99                       3.80

The following table summarizes information about fixed stock options outstanding at December 31, 1998:

                                             Options Outstanding
                              -------------------------------------------------
                                            Weighted-average
                                Number         Remaining       Weighted-average
  Range of Exercise Prices    Outstanding   Contractual Life    Exercise Price
  ------------------------    -----------   ----------------   ----------------
$1.95 to $3.23                  430,441        3.4 years            $2.52
$3.47 to $6.54                  422,197        6.2 years             4.15
$9.09 to $10.25                 131,378        9.2 years             9.83
                                -------
$1.95 to $10.25                 984,016        6.4 years             4.20
                                =======

                                          Options Exercisable
                                     ------------------------------
                                       Number      Weighted-average
Range of Exercise Prices             Exercisable    Exercise Price
------------------------             -----------   ----------------
$1.95 to $3.23                         430,441          $2.52
$3.47 to $6.54                         384,450           3.98
$9.09 to $10.25                         84,508           9.80
                                       -------
$1.95 to $10.25                        899,399           3.83
                                       =======

                        HUMBOLDT BANCORP AND SUBSIDIARY

                        December 31, 1996, 1997 and 1998



NOTE Q -- RELATED PARTY TRANSACTIONS

The Bank has entered into transactions with its directors, executive officers and their affiliates and a subsidiary of the Bank (related parties). The following is a summary of the aggregate activity involving related party borrowers at December 31, 1997 and 1998 (dollars in thousands):

                                                               1997       1998
                                                              -------    -------
Loans outstanding at beginning of year                        $ 3,624    $ 6,218
Loan disbursements                                              4,693      2,095
Loan repayments                                                (2,099)    (1,862)
                                                              -------    -------
  Loans outstanding at end of year                            $ 6,218    $ 6,451
                                                              =======    =======

At December 31, 1997 and 1998, commitments to related parties of approximately $1,245,000 and $605,000 were undisbursed.

     Deposits received from directors and officers totaled $2,013,000 and $1,531,000 at December 31, 1997 and 1998, respectively.

     The Bank made payments totaling $23,000 in 1996, $50,000 in 1997 and $73,000 in 1998 to a travel business owned by a director. Payments under contracts with directors' companies for premises remodeling, repair and engineering services totaled $17,000 in 1996, $14,800 in 1997 and $32,000 in 1998. The Bank purchased computer equipment and office furniture from businesses owned by members of executive officers' immediate families totaling $5,700 in 1996, $17,000 in 1997 and $20,000 in 1998. The Bank paid fees for payroll services and other miscellaneous expenses totaling $7,000 in 1996, $11,000 in 1997 and $4,000 in 1998 to a business with which a director is associated. In 1997, the Bank entered into a long term lease for a branch office with a company owned by a director. Payments on the lease during 1997 and 1998 totaled $13,000 and $31,000.

During 1997, the Bancorp purchased leases that were originated by its subsidiary, Bancorp Financial Services. These outstanding lease receivable balances, net of unearned interest, totaled $5,588,000 and $5,403,000 at December 31, 1997 and 1998, respectively.

NOTE R -- COMMITMENTS AND CONTINGENT LIABILITIES

Postemployment Benefit Plans and Life Insurance Policies: The Bank has purchased single premium life insurance policies in connection with the implementation of salary continuation and deferred compensation plans for certain key employees. The policies provide protection against the adverse financial effects from the death of a key employee and provide income to offset expenses associated with the plans. The specified employees are insured under the policies, but the Bank is the owner and beneficiary. At December 31, 1997 and 1998, the cash surrender value of these policies totaled approximately $4,810,000 and $4,943,000, respectively.

The plans are unfunded and provide for the Bank to pay the employees specified amounts for specified periods after retirement and allow the employees to defer a portion of current compensation in exchange for the Bank's commitment to pay a deferred benefit at retirement. If death occurs prior to or during retirement, the Bank will pay the employee's beneficiary or estate the benefits set forth in the plans.

                        HUMBOLDT BANCORP AND SUBSIDIARY

                        December 31, 1996, 1997 and 1998


NOTE R -- COMMITMENTS AND CONTINGENT LIABILITIES (Continued)



At December 31, 1997 and 1998, liabilities recorded for the estimated present value of future salary continuation and deferred compensation benefits totaled approximately $1,451,000 and $2,038,000, respectively. Salary continuation benefits may be paid if termination is without cause or due to a change in control of the Bank. Otherwise no benefits are paid upon termination. Deferred compensation is vested as to the amounts deferred. In the event of death or under certain other circumstances, the Bank is contingently liable to make future payments greater than the amounts recorded as liabilities. Based on present circumstances, the Bank does not consider it probable that such a contingent liability will be incurred or that in the event of death, such a liability would be material after consideration of life insurance benefits.

Lease Commitments: The Bank leases five sites under noncancelable operating leases expiring in August 1999, September 1999, February 2006, September 2007 and October 2008. The lease expiring August 1999 includes an option to extend the lease for an additional term of one year. The lease expiring in February 2006 requires adjustments to the base rent after two years for changing price indices with a maximum annual increase of five percent and includes an option to renew for two consecutive five-year terms. The lease expiring September 2007 is renewable for two consecutive five-year periods and requires adjustment every September 1 based on changing price indices but not less than 2% nor more than 10%. The lease expiring October 2008 requires annual adjustments to the base rent every November 3 of the greater of 2% or the percentage increases in the Consumer Price Index and includes an option to extend the term of the lease for three consecutive five-year terms.

As of December 31, 1998, future minimum lease payments under noncancelable operating leases are as follows (dollars in thousands):

                                                                Lease
                                                              Commitment
                                                              ----------
Year ended December 31:
  1999                                                          $  182
  2000                                                             171
  2001                                                             173
  2002                                                             176
  2003                                                             178
  Thereafter                                                       710
                                                                ------
     Total minimum lease commitments                            $1,590
                                                                ======

Rent expense for the years ended December 31, 1996, 1997 and 1998 totaled $94,000, $128,000 and $269,000, respectively. Sublease rental income was $14,000 in 1996 and $4,000 in 1997.

Financial Instruments with Off-Balance-Sheet Risk: The Bank's financial statements do not reflect various commitments and contingent liabilities which arise in the normal course of business and which involve elements of credit risk, interest rate risk and liquidity risk. These commitments and contingent liabilities are

                        HUMBOLDT BANCORP AND SUBSIDIARY

                        December 31, 1996, 1997 and 1998


NOTE R -- COMMITMENTS AND CONTINGENT LIABILITIES (Continued)

commitments to extend credit, credit card arrangements and standby letters of credit. A summary of the Bank's commitments and contingent liabilities at December 31, is as follows (dollar in thousands):

                                                      Contractual Amounts
                                                        1997        1998
                                                      --------    --------
Commitments to extend credit                          $32,616     $42,200
Credit card arrangements                               10,695      12,299
Standby letters of credit                               3,927       5,240

Commitments to extend credit, credit card arrangements and standby letters of credit all include exposure to some credit loss in the event of nonperformance of the customer. The Bank's credit policies and procedures for credit commitments and financial guarantees are the same as those for extension of credit that are recorded on the balance sheet. Because these instruments have fixed maturity dates, and because many of them expire without being drawn upon, they do not generally present any significant liquidity risk to the Bank.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the customer. Collateral held varies but may include accounts receivable, inventory, property, plant, and equipment, certificates of deposits and income-producing commercial properties. At December 31, 1997 and 1998, approximately $1,484,000 and $1,300,000, respectively, of the Bank's undisbursed credit card commitments were secured by deposit accounts.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. All letters of credit are short-term guarantees with no guarantees extending more than two years. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending facilities to customers. The Bank holds assigned deposit accounts as collateral supporting those commitments for which collateral is deemed necessary. The extent of collateral held for those commitments at December 31, 1997 and 1998 varies from zero to 100%; the average amount collateralized is approximately 37% in 1997 and 92% in 1998. None of these letters of credit were utilized during 1997 or 1998.

The Bank has not incurred any losses on its commitments in 1996, 1997 or 1998.

Merchant Credit and Debit Card Sales Processing: The Bank processes the settlement of credit and debit card sales for merchants located throughout the continental United States, Alaska, Hawaii and Puerto Rico. The process involves collecting funds from the card issuing bank and crediting the merchant accounts in exchange for a merchant discount and other processing fees. The more significant areas of risk associated with this process includes the risk that funds due from the card issuing bank will be uncollectible, that significant fines may be assessed for violations of VISA or MasterCard rules or that the merchant will be unable to absorb chargebacks, deliver products due to insolvency or may commit fraud. To protect the Bank from losses, merchant deposits of $46,935,000 at December 31, 1998 have been established by withholding a percentage of merchant processing volume. In addition, the Bank has accrued a liability to cover losses,

                        HUMBOLDT BANCORP AND SUBSIDIARY

                        December 31, 1996, 1997 and 1998


NOTE R -- COMMITMENTS AND CONTINGENT LIABILITIES (Continued)



if any, in excess of the merchant reserves of $680,000 and $954,000 at December 31, 1997 and 1998, respectively. No losses were incurred in 1996 or 1997. The Bank has incurred approximately $28,000 in losses during 1998. The Bank processed approximately $1.5 billion and $2.5 billion of credit and debit card sales for merchants during 1997 and 1998, respectively.

Legal Proceedings: The Bancorp is a party to claims and legal proceedings arising in the ordinary course of business. After taking into consideration information furnished by legal counsel to the Bancorp as to the current status of various claims and proceedings to which the Bancorp is a party, management is of the opinion that the ultimate aggregate liability represented thereby, if any, will not have a material adverse effect on the financial position or results of operations of the Bancorp.

NOTE S -- CONCENTRATIONS OF CREDIT RISK

Most of the Bank's business activity is with customers located within the State of California, primarily in Northern California except for the merchant credit card debit card sales processing as discussed in Note R. The economy of the Bank's primary service area is heavily dependent on the area's major industries which are timber, commercial fishing, agriculture and tourism. General economic conditions or natural disasters affecting the primary service area or its major industries could affect the ability of customers to repay loans and the value of real property used as collateral.

In addition to the types of loans as set forth in Note D, the Bank has concentrations in out-of-area participation loans, motel loans and construction loans. The distribution of commitments to extend credit approximates the distribution of loans outstanding. Standby letters of credit were granted primarily to commercial borrowers. The Bank, as a matter of policy, does not extend credit to any single borrower or group of related borrowers on a secured basis in excess of 25% of its unimpaired capital (shareholders' equity plus the allowance for loan and lease losses) and on an unsecured basis in excess of 15% of its unimpaired capital.

The Bank places its cash investments primarily in financial instruments backed by the U.S. Government and its agencies or by high quality financial institutions or corporations. At December 31, 1997 and 1998, approximately 15% and 9%, respectively, of the Bank's net worth was invested in federal funds sold to a New York bank. In addition, at December 31, 1998, the Bank had deposits in federally insured banks in excess of federally insured limits by $3,851,000.

NOTE T -- REGULATORY MATTERS

Banking regulations limit the amount of cash dividends that may be paid without prior approval of the Bank's regulatory agency. Cash dividends are limited to the lesser of retained earnings, if any, or net income for the last three years, net of the amount of any other distributions made to shareholders during such periods. As of December 31, 1998, $8,043,000 was available for cash dividend distribution without prior approval.

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minium capital requirements can initiate certain mandatory -- and possible additional discretionary -- actions by regulators that, if undertaken, could have a direct material effect on the Bank's

                        HUMBOLDT BANCORP AND SUBSIDIARY

                        December 31, 1996, 1997 and 1998

NOTE T -- REGULATORY MATTERS (Continued)



financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1998, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 1998, the most recent notification from the Federal Deposit Insurance Corporation (FDIC) categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category. The Bank's actual capital amounts and ratios are also presented in the table.

                                                                               To Be Well
                                                                           Capitalized Under
                                                          For Capital      Prompt Corrective
                                         Actual        Adequacy Purposes   Action Provisions
                                     ---------------   -----------------   ------------------
                                     Amount    Ratio    Amount     Ratio    Amount     Ratio
                                     -------   -----   ---------   -----   ---------   ------
                                                          (in thousands)
As of December 31, 1997:
Total Capital (to Risk Weighted
Assets)                              $23,118   12.02%  *$15,381     *8.0%  *$19,226    *10.0%
  Tier I Capital (to Risk Weighted
     Assets)                         $20,747   10.79%  *$ 7,690     *4.0%  *$11,536     *6.0%
  Tier I Capital (to Average
     Assets)                         $20,747    7.38%  *$11,238     *4.0%  *$14,047     *5.0%
As of December 31, 1998:
  Total Capital (to Risk Weighted
     Assets)                         $25,683   11.66%  *$17,617     *8.0%  *$22,022    *10.0%
  Tier I Capital (to Risk Weighted
     Assets)                         $22,931   10.41%  *$ 8,809     *4.0%  *$13,213     *6.0%
  Tier I Capital (to Average
     Assets)                         $22,931    7.23%  *$12,690     *4.0%  *$15,863     *5.0%

* Should be greater than or equal to

                        HUMBOLDT BANCORP AND SUBSIDIARY

                        December 31, 1996, 1997 and 1998

NOTE U -- CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY



Condensed balance sheets as of December 31, 1997 and 1998 and the related condensed statements of operations and cash flows for the three years in the period ended December 31, 1998 for Humboldt Bancorp (parent company only) are presented as follows (dollars in thousands):

                            Condensed Balance Sheets

                                                                 December 31
                                                              ------------------
                                                               1997       1998
                                                              -------    -------
Assets
  Cash                                                        $   504    $   805
  Other assets                                                     13        197
  Investment in subsidiaries                                   22,292     26,443
                                                              -------    -------
                                                              $22,809    $27,445
                                                              =======    =======
Liabilities
  Other liabilities                                                      $    83

Stockholders' Equity
  Common stock                                                $20,495     25,580
  Additional paid-in capital                                      114        297
  Retained earnings                                             2,200      1,485
                                                              -------    -------
                                                              $22,809    $27,445
                                                              =======    =======

                       Condensed Statements of Operations

                                                         Year Ended December 31
                                                       --------------------------
                                                        1996      1997      1998
                                                       ------    ------    ------
Dividends from subsidiaries                                                $2,085
Other income                                           $    1    $    2         3
Expenses                                                  (20)      (24)      (87)
                                                       ------    ------    ------
(Loss) income before taxes                                (19)      (22)    2,001
Tax (expense) benefit                                      (3)      106       (51)
                                                       ------    ------    ------
(Loss) income before equity in income of
  subsidiaries                                            (22)       84     1,950
Equity in undistributed income of subsidiaries          2,998     3,174     2,066
                                                       ------    ------    ------
  Net income                                           $2,976    $3,258    $4,016
                                                       ======    ======    ======

                        HUMBOLDT BANCORP AND SUBSIDIARY

                        December 31, 1996, 1997 and 1998

NOTE U -- CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Continued)



                       Condensed Statements of Cash Flows

                                                               Year Ended December 31,
                                                            -----------------------------
                                                             1996       1997       1998
                                                            -------    -------    -------
Operating activities:
Net income                                                  $ 2,976    $ 3,258    $ 4,016
  Adjustments to reconcile net income to net cash (used)
     provided by operating activities:
     Dividends from subsidiaries                                                   (2,085)
     Equity in undistributed income of subsidiaries          (2,998)    (3,174)    (2,066)
     Amortization                                                 4          4          4
     Increase in other assets                                   (21)                 (188)
     Increase in other liabilities                                                     83
                                                            -------    -------    -------
       Net cash (used) provided by operating activities         (39)        88       (236)
Investing activities:
  Reimbursement from subsidiary                                            114        183
                                                            -------    -------    -------
       Net cash provided by investing activities                           114        183
Financing activities:
  Proceeds from note payable                                     22
  Payments on note payable                                      (22)
  Cash paid for fractional shares                                (5)        (5)        (8)
  Proceeds from issuance of common stock                        148        203        362
                                                            -------    -------    -------
       Net cash provided by financing activities                143        198        354
                                                            -------    -------    -------
       Net increase in cash                                     104        400        301
       Cash at beginning of year                                           104        504
                                                            -------    -------    -------
       Cash at end of year                                  $   104    $   504    $   805
                                                            =======    =======    =======

NOTE V -- FAIR VALUES OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards No. 107, Disclosures about Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. Statement No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Bancorp as a whole.

                        HUMBOLDT BANCORP AND SUBSIDIARY

                        December 31, 1996, 1997 and 1998

NOTE V -- FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)



The estimated fair values of the Bancorp's financial instruments are as follows at December 31 (dollars in thousands):

                                                     1997                     1998
                                             ---------------------    ---------------------
                                                         Estimated                Estimated
                                             Carrying      Fair       Carrying      Fair
                                              Amount       Value       Amount       Value
                                             --------    ---------    --------    ---------
Financial assets:
Cash and due from banks                      $ 21,442    $ 21,442     $ 28,626    $ 28,626
  Interest-bearing deposits in other
     banks                                      3,020       3,020        3,020       3,020
  Federal funds sold                            3,520       3,520        2,250       2,250
  Investment securities                        80,180      80,180       77,802      77,802
  Loans and leases held for sale                   48          48        7,677       7,731
  Loans and lease financing receivables,
     net                                      157,464     157,085      178,361     178,386
  Accrued interest receivable                   1,699       1,699        1,779       1,779
  Cash surrender value of life insurance        4,810       4,810        4,943       4,943
Financial liabilities:
  Deposits                                    255,186     255,204      283,967     283,997
  Accrued interest payable                        319         319          306         306
  Long-term debt                                1,761       1,761        3,402       3,402

The carrying amounts in the preceding table are included in the balance sheet under the applicable captions.

The following methods and assumptions were used by the Bancorp in estimating its fair value disclosures for financial instruments:

     Cash and due from banks, interest-bearing deposits in other banks and federal funds sold: The carrying amount is a reasonable estimate of fair value.

     Investment securities: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. The carrying amount of accrued interest receivable approximates its fair value.

     Loans and leases held for sale: Fair values for loans and leases held for sale are based on quoted market prices or dealer quotes. If a quoted price is not available, fair value is estimated using quoted market prices for similar loans or leases.

     Loans and lease financing receivables, net: For variable-rate loans that reprice frequently and fixed rate loans that mature in the near future, with no significant change in credit risk, fair values are based on carrying amounts. The fair values for other fixed rate loans are estimated using discounted cash flow analysis, based on interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. The Bank's lease portfolio has relatively high fixed rates that usually do not fluctuate with market changes and, therefore, the carrying amount is a reasonable estimate of the fair value. Loan and lease fair value estimates include judgments regarding future expected loss experience and risk characteristics and are adjusted for the allowance for loan and lease losses. The carrying amount of accrued interest receivable approximates its fair value.

                        HUMBOLDT BANCORP AND SUBSIDIARY

                        December 31, 1996, 1997 and 1998

NOTE V -- FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)



     Cash surrender value of life insurance: The carrying amount approximates its fair value.

     Deposits: The fair values disclosed for demand deposits (for example, interest-bearing checking accounts and passbook accounts) are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated contractual maturities on such time deposits. The carrying amount of accrued interest payable approximates fair value.

     Long-term debt: The fair value of long-term debt is estimated using a discounted cash flow calculation that applies interest rates currently being offered on similar debt instruments.

     Off-balance sheet instruments: Off-balance sheet commitments consist of commitments to extend credit, credit card arrangements and standby letters of credit. The contract or notional amounts of the Bank's financial instruments with off-balance-sheet risk are disclosed in Note R. Estimating the fair value of these financial instruments is not considered practicable due to the immateriality of the amounts of fees collected, which are used as a basis for calculating the fair value, on such instruments.

NOTE W -- SUBSEQUENT EVENTS

The Bancorp has filed an application with its regulators to obtain approval to form a wholly-owned subsidiary bank in Roseville, California and expects to provide $4.5 million of initial capital. Organization costs related to the formation of this subsidiary totaled $188,251 through December 31, 1998.

The Bank is in the process of negotiating the sale of approximately $1,047,000 of its secured credit card portfolio.

NOTE X -- OPERATING SEGMENTS

Reportable operating segments are generally defined as components of an enterprise for which discrete financial information is available, whose operating results are regularly reviewed by the organization's decision makers and whose revenue from external customers is 10 percent or more of total revenue. The Bancorp has two reportable segments under this definition, retail banking and credit card operations. The retail banking segment provides traditional banking services such as checking, savings, IRA and Keogh accounts, time certificates of deposit, loans, and lease financings. The credit card segment processes the settlement of credit and debit card sales for merchants and issues and maintains credit card accounts for its customers. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Each segment receives an allocation of administrative expenses. The Bancorp evaluates performance based on profit or loss from operations before income taxes. The Bancorp's reportable segments are strategic business units that provide different services that are carried out by separate departments. Included in the retail banking segment are all other operations of the Bancorp, which include an investment in an equipment leasing company.

                        HUMBOLDT BANCORP AND SUBSIDIARY

                        December 31, 1996, 1997 and 1998

NOTE X -- OPERATING SEGMENTS (Continued)



The following table includes segment profit, including certain revenues and expenses, and segment assets as of and for the year ended December 31, 1998 (in thousands):

                                                  Retail     Credit Card
                                                 Banking     Operations      Total
                                                 --------    -----------    -------
Revenue from external customers                  $  3,524      $8,304       $11,828
Interest revenue                                   22,339       1,165        23,504
Interest expense                                    7,593         149         7,742
Depreciation and amortization                       2,886         217         3,103
Segment profit, before taxes                        4,444       2,089         6,533
Other significant non-cash items:
  Additions to reserves for potential losses        1,240       1,183         2,423
Segment assets                                    262,301      57,674       319,975
Investment in equity method investees               2,281                     2,281

The segment information for prior fiscal years is not available.

NOTE Y -- SUBSEQUENT STOCK SPLIT AND STOCK DIVIDEND TRANSACTIONS (UNAUDITED)

The Bancorp approved and completed a 5 for 2 stock split during 1999 and approved a 10% stock dividend during January 2000. All per share amounts contained herein reflect the effect of these transactions.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Global Bancorp and Subsidiary

     In our opinion, the consolidated balance sheet as of December 31, 1997 and the related consolidated statements of earnings, of cash flows and of changes in stockholders' equity for each of the two years in the period ended December 31, 1997 present fairly, in all material respects, the financial position, results of operations and cash flows of Global Bancorp and Subsidiary at December 31, 1997 and for each of the two years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above. We have not audited the consolidated financial statements of Global Bancorp and Subsidiary for any period subsequent to December 31, 1997.

                                          PRICEWATERHOUSECOOPERS LLP

San Francisco, California
March 6, 1998

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors and Stockholders
Global Bancorp and Subsidiary

     We have audited the accompanying consolidated balance sheet of Global Bancorp and Subsidiary (the Company) as of December 31, 1998 and the related consolidated statements of earnings, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Global Bancorp and Subsidiary as of December 31, 1998, and the consolidated results of their operations and their consolidated cash flows for the year then ended, in conformity with generally accepted accounting principles.


GRANT THORNTON LLP


Sacramento, California
February 12, 1999

                         GLOBAL BANCORP AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                            DECEMBER 31,
                                                        --------------------   SEPTEMBER 30,
                                                          1997        1998         1999
                                                        --------    --------   -------------
                                                                                (UNAUDITED)
ASSETS
Cash and due from banks...............................  $  1,841    $     93     $    248
Short-term certificates of deposit....................       297          --           --
Federal funds sold....................................     4,000       5,500        8,001
                                                        --------    --------     --------
  Cash and cash equivalents...........................     6,138       5,593        8,249
Securities available-for-sale.........................    12,149      15,153        6,013
Securities held-to-maturity...........................     1,485          --           --
Federal Home Loan Bank stock..........................       400         418          435
Loans, net............................................   101,167      97,480       98,284
Property and equipment, net...........................       519         593          622
Real property held for sale, net......................     5,628       3,104        2,407
Other assets..........................................     2,477       2,431        1,650
                                                        --------    --------     --------
                                                        $129,963    $124,772     $117,660
                                                        ========    ========     ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Investment and savings certificates...................  $118,179    $112,639     $105,287
Other liabilities.....................................     1,796       1,305          593
                                                        --------    --------     --------
     Total liabilities................................   119,975     113,944      105,880
                                                        --------    --------     --------
Stockholders' equity:
  Preferred stock -- no par value; authorized 600,000
     shares, no shares issued.........................        --          --           --
  Common stock -- no par value; 1,200,000 shares
     authorized; issued and outstanding: 670,850 at
     December 31, 1997 and 1998 and 699,100 at
     September 30, 1999...............................     7,831       7,831        8,090
  Accumulated other comprehensive income, net of
     tax..............................................        18          58            3
  Retained earnings...................................     2,139       2,939        3,687
                                                        --------    --------     --------
     Total stockholders' equity.......................     9,988      10,828       11,780
                                                        --------    --------     --------
                                                        $129,963    $124,772     $117,660
                                                        ========    ========     ========

The accompanying notes are an integral part of these statements.

                         GLOBAL BANCORP AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF EARNINGS
                    (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                                                                                    NINE MONTHS ENDED
                                                 YEARS ENDED DECEMBER 31,             SEPTEMBER 30,
                                              -------------------------------   -------------------------
                                               1996        1997        1998        1998          1999
                                              -------     -------     -------   -----------   -----------
                                                                                (UNAUDITED)   (UNAUDITED)
INTEREST INCOME:
Loans.......................................  $10,202     $10,849     $11,721     $8,786        $8,001
  Investment securities.....................      237         649         925        650           470
  Federal funds sold........................      354         498         307        245           252
                                              -------     -------     -------     ------        ------
       Total interest income................   10,793      11,996      12,953      9,681         8,723
Interest expense on investment and savings
  certificates..............................    5,628       6,469       6,843      5,178         4,293
                                              -------     -------     -------     ------        ------
    Net interest income.....................    5,165       5,527       6,110      4,503         4,430
Provision for losses on loans...............      151         416         226         57           479
                                              -------     -------     -------     ------        ------
    Net interest income after provision for
       losses on loans......................    5,014       5,111       5,884      4,446         3,951
                                              -------     -------     -------     ------        ------
OTHER OPERATING INCOME:
  Late charges..............................       85         113         102         78            62
  Gain on sales of loans....................       --          --         476         --            --
  Pass through points.......................      109         178         281        167           278
  Loan documentation and underwriting
    expense.................................     (181)       (173)       (146)      (123)         (132)
  Officers' life insurance proceeds.........       --          --          --         --           297
  Rental income.............................      153          39          72         56            24
  Proceeds from legal settlement............       --          --         170         --            --
  Miscellaneous income, net.................      298         337         347        455           204
                                              -------     -------     -------     ------        ------
                                                  464         494       1,302        633           733
                                              -------     -------     -------     ------        ------
OTHER OPERATING EXPENSES:
  Salaries and employee benefits............    2,034       2,078       2,023      1,487         1,522
  Occupancy.................................      425         427         440        326           361
  Loss/(gain) on sale and provision for
    losses on real property held for sale...      190         564       1,224        734           185
  Expenses on real property held for sale...      190         141         272        191           214
  Federal and state payroll taxes...........      168         171         167        130           125
  Telephone expense.........................      153         138         139        104           102
  Repairs and maintenance...................      136         138         152        117            97
  Group insurance...........................      138         143         130         98            97
  Other.....................................      724         824         926        673           666
                                              -------     -------     -------     ------        ------
                                                4,158       4,624       5,473      3,860         3,369
                                              -------     -------     -------     ------        ------
Income before income taxes..................    1,320         981       1,713      1,219         1,315
Provision for income taxes..................      501         349         658        499           363
                                              -------     -------     -------     ------        ------
    Net income..............................  $   819     $   632     $ 1,055     $  720        $  952
                                              =======     =======     =======     ======        ======
PER COMMON SHARE:
  Net income per common share...............  $  1.25     $  0.96     $  1.57     $ 1.07        $ 1.40
                                              =======     =======     =======     ======        ======
  Net income per common share assuming
    dilution................................  $  1.19     $  0.92     $  1.52     $ 1.04        $ 1.37
                                              =======     =======     =======     ======        ======

The accompanying notes are an integral part of these statements.

                         GLOBAL BANCORP AND SUBSIDIARY

           CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                                                                 ACCUMULATED
                                    COMMON STOCK                                    OTHER
                                   ---------------   RETAINED   COMPREHENSIVE   COMPREHENSIVE
                                   SHARES   AMOUNT   EARNINGS      INCOME          INCOME        TOTAL
                                   ------   ------   --------   -------------   -------------   -------
Balance at January 1, 1996.......   657     $7,712    $1,089                        $ --        $ 8,801
Dividends paid ($0.21 per
  share).........................    --         --      (138)                         --           (138)
  Net income.....................    --         --       819                          --            819
                                    ---     ------    ------                        ----        -------
Balance at December 31, 1996.....   657      7,712     1,770                          --          9,482
Proceeds from exercise of stock
  options........................    14        119        --                          --            119
Dividends paid ($0.40 per
  share).........................    --         --      (263)                         --           (263)
Comprehensive income.............
  Other comprehensive income, net
     of tax of $13,200...........
     Unrealized gain on
       securities................    --         --        --       $   18             18             18
  Net income.....................    --         --       632          632             --            632
                                    ---     ------    ------       ------           ----        -------
Comprehensive income.............                                  $  650
                                                                   ======
Balance at December 31, 1997.....   671      7,831     2,139                          18          9,988
Dividends paid ($0.38 per
  share).........................    --         --      (255)                         --           (255)
Comprehensive income.............
  Other comprehensive income, net
     of tax of $27,700...........
     Unrealized gain on
       securities................    --         --        --       $   40             40             40
  Net income.....................    --         --     1,055        1,055             --          1,055
                                    ---     ------    ------       ------           ----        -------
Comprehensive income.............                                  $1,095
                                                                   ======
Balance at December 31, 1998.....   671      7,831     2,939                          58         10,828
Dividends paid ($0.30 per
  share).........................    --         --      (204)                         --           (204)
Proceeds from stock issuance.....    28        259        --                          --            259
Comprehensive income.............
  Other comprehensive income, net
     of tax of $38,300...........
     Unrealized loss on
       securities................    --         --        --       $  (55)           (55)           (55)
  Net income.....................    --         --       952          952             --            952
                                    ---     ------    ------       ------           ----        -------
Comprehensive income.............                                  $  897
                                                                   ======
Balance at September 30, 1999....   699     $8,090    $3,687                        $  3        $11,780
                                    ===     ======    ======                        ====        =======

The accompanying notes are an integral part of this statement.

                         GLOBAL BANCORP AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                      NINE MONTHS ENDED
                                                     YEARS ENDED DECEMBER 31,           SEPTEMBER 30,
                                                   ----------------------------   -------------------------
                                                     1996       1997      1998       1998          1999
                                                   --------   --------   ------   -----------   -----------
                                                                                  (UNAUDITED)   (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income.......................................  $    819   $    632   $1,055    $    720       $   952
  Adjustments to reconcile net income to net cash
    provided by operating activities:
    Deferred income taxes........................        (4)      (406)     (59)        (17)          440
    Depreciation and amortization................       146        139      128         136           152
    Deferred loan fees, net......................       269        297     (176)         90          (272)
    Provision for loan losses....................       151        416      226          57           479
    Proceeds from sales of loans.................        --         --   10,052          --            --
    Gain on sales of loans.......................        --         --     (476)         --            --
    Loss/(gain) on sale and provision for losses
       on real property held for sale............       190        564    1,224         734           185
    Change in:
       Other assets..............................       277       (252)      76         (15)          380
       Other liabilities.........................       198      1,025     (491)       (363)         (712)
                                                   --------   --------   ------    --------       -------
         Net cash provided by operating
           activities............................     2,046      2,415   11,559       1,342         1,604
                                                   --------   --------   ------    --------       -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Loan originations, net of repayments...........   (16,380)   (12,041)  (5,643)     (7,696)       (1,097)
  Expenditures for property and equipment, net...       (86)       (78)    (202)       (190)         (134)
  Maturities of investment securities:
    Held-to-maturity, net of purchases...........      (891)        99    1,485         297            --
    Available-for-sale, net of purchases.........    (2,954)    (9,176)  (2,937)     (3,062)        9,000
    Purchase of Federal Home Loan Bank stock.....        --       (400)     (18)        (12)          (17)
    Proceeds from sales of real property held for
       sale......................................       889        407    1,006         564           597
                                                   --------   --------   ------    --------       -------
         Net cash (used in) provided by investing
           activities............................   (19,422)   (21,189)  (6,309)    (10,099)        8,349
                                                   --------   --------   ------    --------       -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net (decrease) increase in investment and
    savings certificates.........................    17,249     11,785   (5,540)      5,552        (7,352)
  Proceeds from exercise of stock options........        --        119       --          --           259
  Dividends paid.................................      (138)      (264)    (255)       (195)         (204)
                                                   --------   --------   ------    --------       -------
         Net cash (used in) provided by financing
           activities............................    17,111     11,640   (5,795)      5,357        (7,297)
                                                   --------   --------   ------    --------       -------
Net change in cash and cash equivalents..........      (265)    (7,134)    (545)     (3,400)        2,656
Cash and cash equivalents at beginning of
  period.........................................    13,537     13,272    6,138       6,138         5,593
                                                   --------   --------   ------    --------       -------
Cash and cash equivalents at end of period.......  $ 13,272   $  6,138   $5,593    $  2,738       $ 8,249
                                                   ========   ========   ======    ========       =======
SUPPLEMENTAL DISCLOSURES OF CASH FLOW
  INFORMATION:
  Interest paid..................................  $  5,631   $  6,459   $6,865    $  5,179       $ 4,293
  Income taxes paid..............................  $    292   $    882   $  595    $    325       $    --

NON-CASH INVESTING ACTIVITIES:

    During 1996, 1997 and 1998, the Company converted loans in the amount of $2,892,000, $4,287,000 and $1,650,000, respectively, to real property held-for-sale.

    During 1996, 1997 and 1998, the Company issued loans in the amount of $3,137,000, $1,131,000 and $1,945,000, respectively, to facilitate the sale of real property held-for-sale.

    During 1997, the Company recognized an increase in the unrealized gain on available-for-sale securities of $32,000. As a result, the deferred tax asset was reduced by $13,000 and equity was increased by $19,000.

    During 1998, the Company recognized an increase in the unrealized gain on available-for-sale securities of $67,400. As a result, the deferred tax asset was reduced by $27,700 and equity was increased by $40,000.

The accompanying notes are an integral part of these statements.

                         GLOBAL BANCORP AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1996, 1997 AND 1998

NOTE A -- ORGANIZATION

     The consolidated financial statements of Global Bancorp (the Company) include the accounts of its wholly owned subsidiary, Capitol Thrift and Loan Association (Capitol). All significant intercompany accounts and transactions have been eliminated in consolidation.

     Capitol primarily operates 11 branches in the state of California. Capitol's primary source of revenue is providing commercial and multifamily real estate loans to customers, who are predominantly small and middle-market businesses and individuals. Capitol conducts a consumer and commercial finance business under the California Industrial Loan Law and insures its deposits through the Federal Deposit Insurance Corporation (FDIC).

NOTE B -- SUMMARY OF ACCOUNTING POLICIES

 1. Use of estimates in the preparation of financial statements

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 2. Cash and cash equivalents

     Cash and cash equivalents consist of cash and due from banks, certificates of deposit, and federal funds sold with original maturities of three months or less. Substantially all cash, due from banks, and federal funds sold are held in one financial institution, First USA Bank, which exceeds existing deposit insurance coverage. The Company complies with Regulation F, Interbank Liabilities, which requires that the Company monitor several financial ratios of any financial institution with which it has more than a 25% exposure of its cash, due from banks, and federal funds sold deposited in one financial institution.

 3. Securities

     The Company classifies securities as either trading, held-to-maturity or available-for-sale as follows:

     Held-to-Maturity: Debt securities that management has the positive intent and ability to hold until maturity are classified as held-to-maturity and are carried at their remaining unpaid principal balance, net of unamortized premiums or unaccreted discounts. Premiums are amortized and discounts are accreted using the level interest yield method over the estimated remaining term of the underlying security.

     Trading Securities: Debt and equity securities that are bought and held principally for the purposes of selling them in the near term are classified as trading securities and reported at market value, with unrealized gains and losses included in earnings.

                         GLOBAL BANCORP AND SUBSIDIARY

                        DECEMBER 31, 1996, 1997 AND 1998

NOTE B -- SUMMARY OF ACCOUNTING POLICIES (CONTINUED)
     Available-for-Sale: Debt and equity securities that will be held for indefinite periods of time, including securities that may be sold in response to changes in market interest or prepayment rates, needs for liquidity and changes in the availability of and the yield of alternative investments are classified as available-for-sale. These assets are carried at estimated fair value. Fair value is determined using published quotes as of the close of business. Unrealized gains and losses are excluded from earnings and reported in other comprehensive income, net of income taxes.

 4. Loans

     Loans are stated at the principal amount outstanding less unearned income. Interest on loans, other than discounted loans, is computed on the loan balance outstanding. Interest on discounted loans is recognized as income over the terms of the loans by a method that approximates the interest method.

     Interest accruals on loans are generally reversed and discontinued when the payment of interest or principal is 90 days past due. Interest on loans well secured and in the process of collection are not reversed.

     Nonrefundable loan origination fees, net of related costs, are deferred and amortized using the interest method over the term of the loan.

 5. Allowance for losses on loans

     A loan is considered impaired, based on current information and events, if it is probable that the Company will be unable to collect the scheduled payments of principal and interest when due according to the contractual terms of the loan agreement. The allowance for losses on impaired loans is to be measured under one of three methods. Because almost all of the Company's loans are collateral dependent, the calculation of the allowance on impaired loans is generally based on fair value of collateral.

     These estimates are reviewed periodically and, as adjustments become necessary, they are reported in earnings in the periods in which they become known. When a loan or portion of a loan is determined to be uncollectible, the portion deemed uncollectible is charged against the allowance and subsequent recoveries, if any, are credited to the allowance.

     The allowance for loan losses is based on estimates and is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. The allowance is increased by provisions charged to income and reduced by net charge-offs. In evaluating the adequacy of the allowance, the Company performs credit reviews of the loan portfolio which consider the borrower's ability to repay, the value of any underlying collateral, the seriousness of the loan's delinquency status and other factors which affect the collectibility of the loan. A specific amount of loss is then determined as a result of this evaluation process. For those loans that are not subject to this loan by loan analyses, management provides additional allowances for the inherent risk in the portfolio based on the criteria of Statement of Financial Accounting Standards (SFAS) No. 5, Accounting for Contingencies.

                         GLOBAL BANCORP AND SUBSIDIARY

                        DECEMBER 31, 1996, 1997 AND 1998

NOTE B -- SUMMARY OF ACCOUNTING POLICIES (CONTINUED)
 6. Property and equipment

     Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed on the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized on the straight-line method over the lesser of the lease terms or estimated useful lives of the assets. Estimated useful lives of assets are as follows:

Building....................................................     35 years
Equipment...................................................  3 - 5 years
Leasehold improvements......................................  4 - 5 years

 7. Real property held for sale (RPHFS)

     Real property held for sale is comprised of real estate acquired in settlement of loans and is recorded at fair value at the time of foreclosure which becomes its new cost basis. Subsequently, real property held for sale is carried at the lower of cost or fair value minus estimated selling costs. Operating results from real property held for sale including rental income, expenses incurred to maintain property are included in operating income and expense. Included in real property held for sale is an allowance for losses.

     The Company in some instances makes loans to facilitate the sales of real property held for sale. Management reviews all sales for which it is the lending institution for compliance with sales treatment under provisions established by Statement of Financial Accounting Standards (SFAS) No. 66 "Accounting for Sales of Real Estate".

 8. Income taxes

     The Company and its subsidiary file a consolidated federal income tax return and a combined California franchise tax return. Deferred income taxes reflect the estimated future tax effects of temporary differences between the amount of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations.

 9. Income per common share

     Net income per common share is stated in accordance with SFAS No. 128 "Earnings per Share." Net income per common share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the year. Net income per common share assuming dilution is computed by dividing net income available to common shareholders by the weighted average number of common shares and common equivalent shares outstanding including dilutive stock options. The computation of common stock equivalent shares is based on the weighted average market price of the Company's common stock throughout the period.

     In 1996, the numerator and denominator were $819,489 and 656,600 for the net income per share calculation and $819,489 and 686,749 for the net income per share assuming dilution

                         GLOBAL BANCORP AND SUBSIDIARY

                        DECEMBER 31, 1996, 1997 AND 1998

NOTE B -- SUMMARY OF ACCOUNTING POLICIES (CONTINUED) calculation. There were 30,149 common equivalent shares from the assumed conversion of stock options in 1996.

     In 1997, the numerator and denominator were $632,358 and 660,163 for the net income per share calculation and $632,358 and 688,994 for the net income per share assuming dilution calculation. There were 28,832 common equivalent shares from the assumed conversion of stock options in 1997.

     In 1998, the numerator and denominator were $1,054,971 and 670,850 for the net income per common share and were $1,054,971 and 693,428 for net income per common share assuming dilution calculations for 1998. There were 22,578 common equivalent shares from the assumed conversion of stock options in 1998.

10. Statement of Financial Accounting Standards No. 130

     The Company adopted SFAS No. 130, "Reporting Comprehensive Income" as of January 1, 1998. SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income is defined as "the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners."

11. Statement of Financial Accounting Standards No. 133

     In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This Statement standardizes the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, by requiring that any entity recognize those items as assets or liabilities in the statement of financial position and measure them at fair value. In June 1999, the FASB issued SFAS No. 137, which defers the effective date of SFAS No. 133. The Company will adopt SFAS No. 133 as of July 1, 2000 and has made no assessment of the potential impact of adopting SFAS No. 133 at this time.

12. Reclassifications

     Certain 1997 balances have been reclassified to conform with the 1998 presentation.

13. Unaudited interim financial data

     The interim financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management all adjustments, including normal recurring accruals necessary for fair presentation of results of operations for the interim periods included herein, have

                         GLOBAL BANCORP AND SUBSIDIARY

                        DECEMBER 31, 1996, 1997 AND 1998

NOTE B -- SUMMARY OF ACCOUNTING POLICIES (CONTINUED) been made. The results of operations for the nine months ended September 30, 1999, are not necessarily indicative of results to be anticipated for the year ending December 31, 1999.

NOTE C -- INVESTMENT SECURITIES

     At December 31, 1997 and 1998, the amortized cost and estimated fair values of investment securities by type are shown below (in thousands):

                                                                 GROSS        GROSS      ESTIMATED
                                                   AMORTIZED   UNREALIZED   UNREALIZED     FAIR
                                                     COST        GAINS        LOSSES       VALUE
                                                   ---------   ----------   ----------   ---------
DECEMBER 31, 1997
Available-for-sale securities:
  U.S. Treasury securities.......................   $12,117       $32           $--       $12,149
                                                    =======       ===           ==        =======
Held-to-maturity securities:
  Certificates of deposit........................   $ 1,485       $ 2           $--       $ 1,487
                                                    =======       ===           ==        =======

                                                                 GROSS        GROSS      ESTIMATED
                                                   AMORTIZED   UNREALIZED   UNREALIZED     FAIR
                                                     COST        GAINS        LOSSES       VALUE
                                                   ---------   ----------   ----------   ---------
DECEMBER 31, 1998
Available-for-sale securities:
  U.S. Treasury securities.......................   $15,054       $99           $--       $15,153
                                                    =======       ===           ==        =======

     Scheduled maturities of securities as of December 31, 1998 were as follows (in thousands):

                                                              AMORTIZED   ESTIMATED
                                                                COST      FAIR VALUE
                                                              ---------   ----------
Within one year.............................................   $12,059     $12,128
After one year through five years...........................     2,995       3,025
                                                               -------     -------
  Total.....................................................   $15,054     $15,153
                                                               =======     =======

                         GLOBAL BANCORP AND SUBSIDIARY

                        DECEMBER 31, 1996, 1997 AND 1998

NOTE D -- LOANS AND ALLOWANCE FOR LOSSES ON LOANS

     Loans consisted of the following at December 31 (in thousands):

                                                               1997       1998
                                                             --------    -------
Commercial real estate.....................................  $ 82,123    $78,149
Real estate 1 - 4 family first mortgage....................    13,009     15,819
Real estate 1 - 4 junior lien mortgage.....................     7,509      5,236
Consumer...................................................       895        590
                                                             --------    -------
                                                              103,536     99,794
Less:
  Discounts on loans.......................................       (15)        --
  Deferred loan fees.......................................    (1,293)    (1,132)
  Allowance for losses on loans............................    (1,061)    (1,182)
                                                             --------    -------
                                                             $101,167    $97,480
                                                             ========    =======

     During 1998, the Company sold a block of mortgage loans and the related servicing rights. The principal balance and related accrued interest totaled $9,576,000 at date of sale. The Company recognized a gain on the sale of $476,000.

     The recorded investments in loans for which impairment has been recognized totaled $3,872,000 and $5,143,000 with corresponding valuation allowances of $-0- and $100,000 at December 31, 1997 and 1998, respectively. The average recorded investment in impaired loans was approximately $4,568,000 and $4,507,000 for the years ended December 31, 1997 and 1998, respectively. The Company did not recognize any interest on impaired loans during the portion of the year that they were impaired.

     Loans on non-accrual status totaled $3,872,000 and $5,143,000 at December 31, 1997 and 1998, respectively. If interest on non-accrual loans had been accrued, such income would have approximated $232,000 for 1997 and $170,000 for 1998. Loans over ninety days past due on which interest continues to be accrued totaled $281,000 and $-0- at December 31, 1997 and 1998, respectively, as such loans are well secured and in the process of collection. Interest accrued on such loans was $25,000 and $-0- at December 31, 1997 and 1998, respectively.

     Loans restructured to reflect the current rate of interest charged by the Company totaled $932,000 and $744,000 as of December 31, 1997 and 1998, respectively. Interest income that would have been received under the contractual agreements for restructured loans is as follows for the years ended December 31 (in thousands):

                                                         1996     1997     1998
                                                         -----    -----    ----
Estimated interest that would have been recognized
  under original terms.................................  $ 255    $ 133    $ 95
Actual interest recognized.............................   (188)    (103)    (68)
                                                         -----    -----    ----
Net interest foregone..................................  $  67    $  30    $ 27
                                                         =====    =====    ====

                         GLOBAL BANCORP AND SUBSIDIARY

                        DECEMBER 31, 1996, 1997 AND 1998

NOTE D -- LOANS AND ALLOWANCE FOR LOSSES ON LOANS (CONTINUED)
     Most of the Company's business activity is with customers located within California. Real estate loans are generally secured by first or second deeds of trust on real property. Credit evaluation of lending is based on an evaluation of collateral, the borrower's financial strength, and other pertinent factors.

     A summary of activity in the allowance for losses on loans is as follows for the years ended December 31 (in thousands):

                                                        1996      1997      1998
                                                       ------    ------    ------
Balance at beginning of year.........................  $1,147    $1,112    $1,061
Provision for losses on loans........................     151       416       226
Charge-offs..........................................    (214)     (480)     (167)
Recoveries...........................................      28        13        63
                                                       ------    ------    ------
Balance at end of year...............................  $1,112    $1,061    $1,183
                                                       ======    ======    ======

NOTE E -- ALLOWANCE FOR LOSSES ON REAL PROPERTY HELD FOR SALE (RPHFS)

     The following summarizes the activity in the allowance for losses on real property held for sale for the years ended December 31 (in thousands):

                                                       1996      1997      1998
                                                      ------    ------    -------
Real property held for sale at end of the year......  $4,140    $6,788    $ 4,152
                                                      ------    ------    -------
Allowance at beginning of the year..................   1,061       599      1,160
Provision for loss on RPHFS.........................      --       695      1,313
Charge-offs.........................................    (462)     (134)    (1,425)
                                                      ------    ------    -------
Allowance at end of year............................     599     1,160      1,048
                                                      ------    ------    -------
Real property held for sale at end of the year,
  net...............................................  $3,541    $5,628    $ 3,104
                                                      ======    ======    =======

NOTE F -- PROPERTY AND EQUIPMENT

     Property and equipment consisted of the following at December 31 (in thousands):

                                                               1997      1998
                                                              ------    ------
Land........................................................  $   85    $   85
Building....................................................     376       376
Equipment...................................................     496       663
Leasehold improvements......................................     244       244
                                                              ------    ------
                                                               1,201     1,368
Less accumulated depreciation...............................    (682)     (775)
                                                              ------    ------
                                                              $  519    $  593
                                                              ======    ======

                         GLOBAL BANCORP AND SUBSIDIARY

                        DECEMBER 31, 1996, 1997 AND 1998

NOTE F -- PROPERTY AND EQUIPMENT (CONTINUED)
     Depreciation charged to occupancy and general and administrative expense was $146,000, $139,000 and $128,000 in 1996, 1997 and 1998, respectively. In
1997, fully depreciated assets of $2,297,788 were written off.

NOTE G -- INVESTMENT AND SAVINGS CERTIFICATES

     The following summarizes investment and savings certificates outstanding by interest rate at December 31 (in thousands):

                                                              1997        1998
                                                            --------    --------
Investment certificates
  Below 4.00%.............................................  $    234    $  1,997
  4.00 - 5.00.............................................       774       9,731
  5.01 - 6.00.............................................    77,657      59,246
  6.01 - 7.00.............................................    15,954      13,609
  7.01 - 8.00.............................................     1,321       1,063
  8.01 - 9.00.............................................       423          99
  Over 9.00%..............................................       452          --
                                                            --------    --------
                                                              96,815      85,745
                                                            --------    --------
Savings certificates
  Below 4.00%.............................................     6,098       5,003
  4.00 - 5.00.............................................     5,575       7,662
  5.01 - 6.00.............................................     9,234      13,710
  Over 6.00%..............................................       457         519
                                                            --------    --------
                                                              21,364      26,894
                                                            --------    --------
     Total investment and savings certificates............  $118,179    $112,639
                                                            ========    ========

     Investment certificates are issued for terms which range from 30 days to 60 months.

     The maturity of investment certificates at December 31, 1998 is as follows (in thousands):

1999...................................................  $65,758
2000...................................................    8,669
2001...................................................    5,409
2002...................................................    2,001
2003 and thereafter....................................    3,908
                                                         -------
                                                         $85,745
                                                         =======

NOTE H -- LEASE COMMITMENTS

     The Company leases premises and equipment used in the operations of the business. The leases have remaining terms ranging from one to four years and expire at various dates through 2002. The leases usually require the Company to pay maintenance, insurance, taxes, and certain other expenses in addition to stated rentals. Certain of the leases contain renewal options and rent escalation clauses.

                         GLOBAL BANCORP AND SUBSIDIARY

                        DECEMBER 31, 1996, 1997 AND 1998

NOTE H -- LEASE COMMITMENTS (CONTINUED)
     Future minimum rental payments for noncancelable operating leases with initial or remaining terms of one year or more consist of the following as of December 31, 1998 (in thousands):

1999.....................................................  $195
2000.....................................................   173
2001.....................................................    84
2002.....................................................    33
                                                           ----
                                                           $485
                                                           ====

     Total rental expense for all operating leases amounted to $299,000, $242,000 and $258,000 in 1996, 1997 and 1998, respectively.

NOTE I -- INCOME TAXES

     The following is a summary of the components of the provision for income taxes (in thousands):

                                                                    1996
                                                          -------------------------
                                                          FEDERAL    STATE    TOTAL
                                                          -------    -----    -----
Current.................................................   $386      $119     $505
Deferred................................................    (17)       13       (4)
                                                           ----      ----     ----
  Total.................................................   $369      $132     $501
                                                           ====      ====     ====

                                                                   1997
                                                         -------------------------
                                                         FEDERAL    STATE    TOTAL
                                                         -------    -----    -----
Current................................................   $ 576     $179     $ 755
Deferred...............................................    (309)     (97)     (406)
                                                          -----     ----     -----
  Total................................................   $ 267     $ 82     $ 349
                                                          =====     ====     =====

                                                                    1998
                                                          -------------------------
                                                          FEDERAL    STATE    TOTAL
                                                          -------    -----    -----
Current.................................................   $542      $175     $717
Deferred................................................    (56)       (3)     (59)
                                                           ----      ----     ----
  Total.................................................   $486      $172     $658
                                                           ====      ====     ====

                         GLOBAL BANCORP AND SUBSIDIARY

                        DECEMBER 31, 1996, 1997 AND 1998

NOTE I -- INCOME TAXES (CONTINUED)
     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31 are presented below (in thousands):

                                                               1997      1998
                                                              ------    ------
Deferred tax assets:
Book provision for losses in excess of tax..................  $  351    $  391
  Book allowance for real property held for sale in excess
     of tax.................................................     477       432
  Book depreciation in excess of tax........................      55        60
  Deferred compensation.....................................     232       282
  State franchise taxes.....................................      61        66
                                                              ------    ------
     Deferred tax asset.....................................   1,176     1,231
Deferred tax liabilities:
  Book deferred loan costs in excess of tax.................    (270)     (266)
  Other comprehensive income................................      --       (41)
                                                              ------    ------
     Net deferred tax asset.................................  $  906    $  924
                                                              ======    ======

     Management believes a valuation allowance is not needed to reduce the deferred tax asset because there is no material portion of the deferred tax asset that will not be realized through sufficient taxable income within the carryback and carryforward periods.

     The actual income tax expense for 1996, 1997 and 1998 differs from the "expected" tax expense for those years (computed by applying the U.S. Federal corporate income tax rate of 34% to taxable income) as follows (in thousands):

                                                           1996    1997    1998
                                                           ----    ----    ----
Expected tax at statutory rate...........................  $449    $334    $583
State taxes, net of Federal benefit......................    98      73     123
Officers life insurance premiums.........................     3      (1)     (3)
Other....................................................   (49)    (57)    (45)
                                                           ----    ----    ----
                                                           $501    $349    $658
                                                           ====    ====    ====

NOTE J -- STOCK OPTION PLAN

     In May 1991, the Company adopted a stock option plan which reserved 50,000 shares of common stock to be granted at an exercise price of greater than or equal to the market value of the shares on the date of grant. Stock options vest when granted and expire ten years from the date of

                         GLOBAL BANCORP AND SUBSIDIARY

                        DECEMBER 31, 1996, 1997 AND 1998

NOTE J -- STOCK OPTION PLAN (CONTINUED)
grant. Changes in stock options for the years ended December 31, 1996, 1997 and 1998, are summarized as follows:

                                                       NUMBER OF     PRICE RANGE
                                                        OPTIONS       PER OPTION
                                                       ---------    --------------
Outstanding at January 1, 1996.......................   50,000      $8.00 - $10.00
Granted..............................................       --            --
  Exercised (50,000 exercisable).....................       --      $8.00 - $10.00
                                                        ------      --------------
Outstanding at January 1, 1997.......................   50,000      $8.00 - $10.00
  Granted............................................       --            --
  Exercised (35,750 exercisable).....................   14,250      $8.00 - $10.00
                                                        ------      --------------
Outstanding at December 31, 1997.....................   35,750      $8.00 - $10.00
  Granted............................................       --            --
  Exercised (35,750 exercisable).....................       --            --
                                                        ------      --------------
Outstanding at December 31, 1998.....................   35,750      $8.00 - $11.00
                                                        ======      ==============

NOTE K -- REGULATORY MATTERS

     The Company and Capitol are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material affect on Capitol's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and Capitol must meet specific capital guidelines that involve quantitative measures of Capitol's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

                         GLOBAL BANCORP AND SUBSIDIARY

                        DECEMBER 31, 1996, 1997 AND 1998

NOTE K -- REGULATORY MATTERS (CONTINUED)
     Quantitative measures established by regulation to ensure capital adequacy require the Company and Capitol to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1998, that Capitol meets all capital adequacy requirements to which it is subject.

                                                                                   TO BE WELL
                                                                                CAPITALIZED UNDER
                                                             FOR CAPITAL        PROMPT CORRECTIVE
                                           ACTUAL         ADEQUACY PURPOSES:   ACTION PROVISIONS:
                                     ------------------   ------------------   -------------------
                                       AMOUNT               AMOUNT               AMOUNT
                                     (IN 000'S)   RATIO   (IN 000'S)   RATIO   (IN 000'S)   RATIO
                                     ----------   -----   ----------   -----   ----------   ------
As of December 31, 1997
THE COMPANY:
  Total capital (to Risk Weighted
     Assets).......................   $11,031     10.34%    $8,533     * 8.0%
  Tier I capital (to Risk Weighted
     Assets).......................   $ 9,970      9.35%    $4,266     * 4.0%
  Tier I capital (to Average
     Assets).......................   $ 9,970      7.54%    $5,291     * 4.0%
CAPITOL:
  Total capital (to Risk Weighted
     Assets).......................   $11,030     10.34%    $8,531     * 8.0%   $10,663     * 10.0%
  Tier I capital (to Risk Weighted
     Assets).......................   $ 9,969      9.35%    $4,265     * 4.0%   $ 6,398     *  6.0%
  Tier I capital (to Average
     Assets).......................   $ 9,969      7.54%    $5,290     * 4.0%   $ 6,613     *  5.0%

As of December 31, 1998
THE COMPANY:
  Total capital (to Risk Weighted
     Assets).......................   $11,953     12.16%    $7,865     * 8.0%
  Tier I capital (to Risk Weighted
     Assets).......................   $10,770     10.96%    $3,932     * 4.0%
  Tier I capital (to Average
     Assets).......................   $10,770      8.04%    $5,361     * 4.0%
CAPITOL:
  Total capital (to Risk Weighted
     Assets).......................   $11,919     12.13%    $7,862     * 8.0%   $ 9,827     * 10.0%
  Tier I capital (to Risk Weighted
     Assets).......................   $10,736     10.93%    $3,931     * 4.0%   $ 5,896     *  6.0%
  Tier I capital (to Average
     Assets).......................   $10,736      8.01%    $5,306     * 4.0%   $ 6,632     *  5.0%

------------
 * equals greater than or equal to

     As of December 31, 1998, Capitol was categorized as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, Capitol must maintain minimum total risk-based, Tier I risk-based, Tier I leverage ratio as set forth in the above table, and not subject to a capital directive. On August 23,1998 Capitol entered into an agreement with the FDIC and the California Department of Financial Institutions
(CDFI). Management and the Board

                         GLOBAL BANCORP AND SUBSIDIARY

                        DECEMBER 31, 1996, 1997 AND 1998

NOTE K -- REGULATORY MATTERS (CONTINUED) of Directors agreed to reduce the level of classified assets as outlined in the agreement, develop and implement a plan with specific strategies for reducing RPHFS, classified and non performing loans and revise the methodology for calculating an adequate allowance for losses on loans. The FDIC and CDFI has required that within 90 and 150 days of the agreement, Capitol maintain a Tier I capital (to Average Assets) of 7.75% and 8.0%, respectively. Management believes that they have complied with the provisions of the agreement.

     In addition to the FDIC guidelines above, Capitol is subject to the provisions of the California Industrial Loan Law. Regulatory requirements include limits on the size and type of loans which may be made, the amount of thrift balances which may be raised, and the amount of dividends that may be paid. Under the California Industrial Loan Law, Capitol may issue thrift certificates of up to a maximum of eighteen times stockholder's equity. At December 31, 1998, based on the amount of thrift certificates outstanding, Capitol had a ratio of thrift certificates to stockholder's equity of approximately 11 to 1.

NOTE L -- DEFERRED COMPENSATION

     In 1991, the Company implemented a deferred compensation plan for a select group of officers. The officers have elected to defer a portion of their compensation until they reach normal retirement age, at which time they will become eligible for benefits under the plan. Deferred compensation plan expense was approximately $47,000 in 1998, $44,000 in 1997 and $41,000 in 1996.

     In 1991, the Company implemented a retirement plan for the former President which provides for ten annual payments of $60,000. The President vested in the retirement plan upon completion of service in September 1997. Retirement plan expense was approximately $29,000 in 1998, $66,000 in 1997, and $69,000 in 1996.

NOTE M -- FAIR VALUES OF FINANCIAL INSTRUMENTS

     Fair value estimates are determined as of a specific date in time utilizing quoted market prices, where available, or various assumptions and estimates. As the assumptions underlying these estimates change, the fair value of the financial instruments will change. The use of assumptions and various valuation techniques, as well as the absence of secondary markets for certain financial instruments, will likely reduce the comparability of fair value disclosures between financial institutions. Additionally, the Company has not disclosed highly subjective values of other nonfinancial instruments. Accordingly, the aggregate fair value amounts presented do not represent and should not be construed to represent the full underlying value of the Company.

     The methods and assumptions used to estimate the fair value of each class of financial instruments are as follows:

     Cash and Cash Equivalents:

          The carrying value of cash and cash equivalents approximates fair value due to the relatively short-term nature of these instruments.

                         GLOBAL BANCORP AND SUBSIDIARY

                        DECEMBER 31, 1996, 1997 AND 1998

NOTE M -- FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)
     Securities:

          Fair value of investment securities is based on quoted market prices. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

     Loans:

          In order to determine the fair values for loans, the loan portfolio was segmented based on loan type, credit quality, and repricing characteristics. For certain variable rate loans with no significant credit concerns and frequent repricings, estimated fair values are based on the carrying values. The fair values of other loans are estimated using discounted cash flow analyses. The discount rates used in these analyses are generally based on origination rates for similar loans of comparable credit quality.

     Investment and Savings Certificates:

          The fair values for investment and savings certificates, subject to immediate withdrawal are equal to the amount payable on demand at the reporting date (i.e., their carrying amount on the balance sheet). Fair values for fixed rate investment and savings certificates are estimated by discounting future cash flows using interest rates currently offered on time deposits with similar remaining maturities.

     Accrued Interest:

     The carrying value of accrued interest receivable and accrued interest payable approximates fair value due to the relatively short-term nature of these instruments.

     The following table provides summary information on the fair value of financial instruments at December 31, 1997 (in thousands):

                                                                       ESTIMATED
                                                          CARRYING       FAIR
                                                           AMOUNT        VALUE
                                                          ---------    ---------
FINANCIAL ASSETS:
  Cash and cash equivalents.............................  $   6,138    $   6,138
  Securities available-for-sale.........................     12,117       12,149
  Securities held-to-maturity...........................      1,485        1,487
  Loans.................................................    101,167      102,824
  Accrued interest receivable...........................        834          834

FINANCIAL LIABILITIES:
  Investment and savings certificates...................   (118,179)    (118,820)
  Accrued interest payable..............................        (22)         (22)

                         GLOBAL BANCORP AND SUBSIDIARY

                        DECEMBER 31, 1996, 1997 AND 1998

NOTE M -- FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)
     The following table provides summary information on the fair value of financial instruments at December 31, 1998 (in thousands):

                                                                       ESTIMATED
                                                          CARRYING       FAIR
                                                           AMOUNT        VALUE
                                                          ---------    ---------
FINANCIAL ASSETS:
  Cash and cash equivalents.............................  $   5,593    $   5,593
  Securities available-for-sale.........................     15,153       15,153
  Loans.................................................     99,794      101,660
  Accrued interest receivable...........................        930          930

FINANCIAL LIABILITIES:
  Investment and savings certificates...................   (112,639)    (113,575)
  Accrued interest payable..............................         --           --

NOTE N -- PARENT COMPANY ONLY CONDENSED FINANCIAL DATA

     The condensed financial statements of Global Bancorp (parent company only) as of December 31, 1998 and 1997, and for each of the three years in the period ended December 31, 1998 are presented below:

                                 BALANCE SHEETS

                                                                DECEMBER 31,
                                                              -----------------
                                                               1997      1998
                                                              ------    -------
                                                               (IN THOUSANDS)
ASSETS
Cash........................................................  $   27    $    41
Investment in subsidiary....................................   9,970     10,736
                                                              ------    -------
                                                              $9,997    $10,777
                                                              ======    =======

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
  Accrued expenses and other liabilities....................  $   27    $     7
Stockholders' equity........................................   9,970     10,770
                                                              ------    -------
                                                              $9,997    $10,777
                                                              ======    =======

                         GLOBAL BANCORP AND SUBSIDIARY

                        DECEMBER 31, 1996, 1997 AND 1998

NOTE N -- PARENT COMPANY ONLY CONDENSED FINANCIAL DATA (CONTINUED)
                             STATEMENTS OF EARNINGS

                                                               YEAR ENDED DECEMBER 31,
                                                              1996     1997      1998
                                                              -----    -----    -------
                                                                   (IN THOUSANDS)
Income
  Miscellaneous income......................................  $ 21     $ 25     $   10
  Expenses
     General and administrative.............................    16       19         91
                                                              ----     ----     ------
       Earnings (loss) before income taxes and equity in
        earnings of subsidiary..............................     5        6        (81)
  Income tax (expense) benefit..............................    (2)      (4)        33
                                                              ----     ----     ------
                                                                 3        2        (48)
  Equity in earnings of Capitol Thrift and Loan
     Association............................................   816      630      1,103
                                                              ----     ----     ------
  Net Earnings..............................................  $819     $632     $1,055
                                                              ====     ====     ======

                            STATEMENTS OF CASH FLOWS

                                                               YEAR ENDED DECEMBER 31,
                                                              -------------------------
                                                              1996     1997      1998
                                                              -----    -----    -------
                                                                   (IN THOUSANDS)
Increase (decrease) in cash and cash equivalents
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net earnings..............................................  $ 819    $ 632    $ 1,055
  Adjustment to reconcile net earnings to net cash provided
     by operating activities
     Increase (decrease) in accrued expenses and other
       liabilities..........................................      1       (5)       (20)
     Cash dividends from subsidiary.........................    138      251        337
     Undistributed earnings of subsidiary...................   (816)    (630)    (1,103)
                                                              -----    -----    -------
     Net cash provided by operating activities..............    142      248        269
                                                              -----    -----    -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Investment in subsidiary..................................     --     (100)        --
                                                              -----    -----    -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Dividends paid............................................   (138)    (263)      (255)
  Proceeds from exercise of stock options...................     --      119         --
                                                              -----    -----    -------
     Net cash used in financing activities..................   (138)    (144)      (255)
                                                              -----    -----    -------
Net increase in cash and cash equivalents...................      4        4         14
Cash and cash equivalents at beginning of year..............     19       23         27
                                                              -----    -----    -------
Cash and cash equivalents at end of year....................  $  23    $  27    $    41
                                                              =====    =====    =======

                                   APPENDIX A
                  RESTATED AGREEMENT AND PLAN OR REORGANIZATION





                               SECOND RESTATEMENT
                                       OF
                               AGREEMENT AND PLAN
                                       OF
                            REORGANIZATION AND MERGER


                             DATED: NOVEMBER 12, 1999


                                  BY AND AMONG


                                HUMBOLDT BANCORP

                                  HUMBOLDT BANK

                                 GLOBAL BANCORP

                                       AND

                        CAPITOL THRIFT & LOAN ASSOCIATION

                               SECOND RESTATEMENT
                                       OF
                 AGREEMENT AND PLAN OF REORGANIZATION AND MERGER


        This Second Restatement of AGREEMENT AND PLAN OF REORGANIZATION AND MERGER (the "Agreement") is entered into as of June 22, 1999 (as amended on September 3, 1999 and November 12, 1999) by and among GLOBAL BANCORP, a California corporation ("GLOBAL"), CAPITOL THRIFT & LOAN ASSOCIATION, a California industrial loan corporation ("CAPITOL") which is a wholly-owned subsidiary of GLOBAL, HUMBOLDT BANCORP, a California corporation ("BANCORP"), and HUMBOLDT BANK, a California state-chartered bank ("BANK"), which is a wholly-owned subsidiary of BANCORP.


                                    RECITALS:

        WHEREAS, the respective Boards of Directors of GLOBAL, CAPITOL, BANCORP and BANK have determined that it is in the best interests of GLOBAL and BANCORP and their respective shareholders for GLOBAL to be merged with and into BANCORP, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the California Corporations Code and other applicable laws;

        WHEREAS, in order to facilitate the merger of GLOBAL with and into BANCORP, BANCORP shall create HB Merger Company ("HBMC") which shall be merged with and into GLOBAL, with GLOBAL as the surviving corporation (the "Interim Merger"), which shall be immediately followed by the adoption of a plan of liquidation by BANCORP of its subsidiary GLOBAL to be effected by means of a merger of GLOBAL into BANCORP (the "BANCORP Merger").

        WHEREAS, each of the Boards of Directors of GLOBAL, CAPITOL, BANCORP and BANK have approved this Agreement and the transactions contemplated hereby;

        WHEREAS, GLOBAL's Board of Directors has resolved to recommend approval of the merger of HBMC with and into GLOBAL followed by the adoption of a plan of liquidation of GLOBAL to be effected by means of a merger of GLOBAL into BANCORP;

        WHEREAS, in conjunction with execution of this Agreement by the parties, CAPITOL and BANK have entered into a Purchase of Assets and Assumption of Liabilities Agreement whereunder CAPITOL will sell to BANK and BANK will purchase from CAPITOL, immediately prior to the Interim Merger, one branch office of CAPITOL and the assets and liabilities identified with such branch offices (the "Branch Purchase Agreement") attached to this Agreement as Exhibit A.

        WHEREAS, BANCORP's Board of Directors has approved a resolution to increase the capital accounts of BANCORP and BANK through a public offering of BANCORP common stock in order to consummate the transactions contemplated by this Agreement;

        WHEREAS, the Interim Merger and the BANCORP Merger require certain shareholder and regulatory approvals and may be effected only after the necessary approvals have been obtained;

        WHEREAS, for federal income tax purposes, it is intended that the Interim Merger will qualify as a "qualified stock purchase" under Section 338(d) of the Internal Revenue Code of 1986, as amended (the "IRC") and the BANCORP Merger will qualify as tax free liquidations under Section 332 of the IRC, as set forth in Revenue Ruling 90-95, 1990-2 C.B.67;

        WHEREAS, upon the consummation of the BANCORP Merger, CAPITOL shall be as a wholly-owned subsidiary of BANCORP; and

        WHEREAS, BANCORP's Board of Directors has resolved to recommend approval after the Interim Merger, the adoption of a plan of liquidation of GLOBAL to be effected by means of a merger of GLOBAL with and into BANCORP with BANCORP as the surviving corporation.

        NOW, THEREFORE, in consideration of these premises and the representations, warranties and agreements herein contained, GLOBAL, CAPITOL, BANCORP and BANK hereby agree as follows:


                             ARTICLE 1. DEFINITIONS

As used in this Agreement, the following terms shall have the meanings set forth below:

        "Acquisition Event" shall mean any of the following:

        (a) Prior to the termination of this Agreement, GLOBAL shall have authorized, recommended, publicly proposed or publicly announced an intention to authorize, recommend or propose, or shall have entered or announced an intention to enter into a letter of intent, an agreement-in-principle or a definitive agreement with any Person (other than BANCORP or any of its Subsidiaries) to effect, an Acquisition Transaction. As used herein, the term "Acquisition Transaction" shall mean (i) a merger, consolidation or similar transaction involving GLOBAL or any of its Subsidiaries (other than internal mergers, reorganizations, consolidations or dissolutions involving only existing Subsidiaries), (ii) the disposition, by sale, lease, exchange, dissolution or liquidation, or otherwise, of all or substantially all of the assets of GLOBAL or any asset or assets of GLOBAL the disposition or lease of which would result in a material change in the business or business operations of GLOBAL; or (iii) the issuance, other than pursuant to outstanding stock options, sale or other disposition by GLOBAL (including, without limitation, by way of merger, consolidation, share exchange or any similar transaction) of shares of GLOBAL Common Stock or other Equity Securities, or the grant of any option, warrant or other right to acquire shares of GLOBAL Common Stock or other Equity Securities, representing directly, or on an as-exercised, as-exchanged or as-converted basis (in the case of options, warrants, rights or exchangeable or convertible Equity Securities), 15% or more of the voting securities of GLOBAL;

        (b) The approval by GLOBAL shareholders, or the consummation by GLOBAL, of any Acquisition Transaction as described in Subsection
               (a) of this Paragraph within a period of one hundred eighty (180) days following: (i) the termination of this Agreement by BANCORP pursuant to Sections 8.1.3, 8.1.5, 8.1.7, or 8.1.8.

        "Acquisition Proposal" shall have the meaning given such term in Section 6.2.5.

        "Affected Party" shall have the meaning given to it in Section 5.7.

        "Affiliate" or "affiliate" shall mean, with respect to any other Person, any Person that, directly or indirectly, controls or is controlled by or is under common control with such Person.

        "Affiliate Agreements" shall have the meaning given to such term in
        Section 5.3.3. "BANCORP" shall mean Humboldt Bancorp.

        "BANCORP Common Stock" shall mean the common stock, no par value per share, of BANCORP.

        "BANCORP Filings" shall have the meanings given such term in Section 4.6.1.

        "BANCORP Financial Statements" shall mean the financial statements of BANCORP for the year ended December 31, 1998.

        "BANCORP Market Value Per Share" shall mean the price of the last trade of BANCORP Common Stock prior to the Effective Time.

        "BANCORP Merger" shall have the meaning given such term in Section 2.1.

        "BANCORP Merger Agreement" shall have the meaning given such term in
        Section 2.1.

        "BANCORP Note" shall have the meaning given such term in Section 2.8.

        "BANCORP Public Offering" shall mean the public offering of BANCORP Common Stock.

        "BANCORP Stock Plans" shall have the meaning set forth in Section 4.5.

        "BANK" shall mean Humboldt Bank.

        "Benefit Arrangement" shall have the meaning given such term in Section 3.21.4.

        "BHCA" shall mean the Bank Holding Company Act of 1956, as amended.

        "Branch Purchase" shall mean the purchase of one branch and related assets and assumption of certain liabilities of Capitol by Bank.

        "Branch Purchase Agreement" shall mean the Purchase of Assets and Assumption of Liabilities Agreement between Bank and Capitol whereby Bank shall purchase one branch office and related assets and assume certain liabilities of Capitol immediately prior to the Interim Merger.

        "Branch Purchase Effective Time" shall mean the time of consummation of the Branch Purchase which shall be immediately prior to the Effective Time.

        "Business Day" shall mean any day, other than a Saturday, Sunday or any other day, such as a legal holiday, on which California state banks in California are not open for substantially all their banking business.

        "California Corporations Code" shall mean the General Corporation Law of the State of California.

        "CAPITOL" shall mean Capitol Thrift & Loan Association.

        "California Financial Code" shall mean the Financial Code of the State of California.

        "Cash Merger Price" shall mean the total shareholders' equity for GLOBAL as of the Determination Date (after expensing or accruing of GLOBAL'S Costs Associated With the Transaction), provided however, if at least $6,000,000 of BANCORP Common Stock has not been subscribed in the BANCORP Public Offering by March 7, 2000, then the Cash Merger Price shall mean the total shareholders' equity for GLOBAL as of the Determination Date (after expensing or accruing of GLOBAL'S Costs Associated With the Transaction) plus $200,000.

        "Cash Per Share Merger Price" shall mean the Cash Merger Price divided by the total number of shares of GLOBAL Common Stock outstanding at the Closing Date.

        "CDFI" shall mean the California Department of Financial Institutions.

        "Classified Assets" shall have the meaning given to such term in Section 6.1.15.

        "Closing" shall have the meaning given to such term in Section 2.1.

        "Closing Date" shall have the meaning given to such term in Section 2.1.

        "Closing Schedules" shall have the meaning given to such term in Section 5.7.

        "Commissioner" shall mean the Commissioner of Financial Institutions of the State of California.

        "Default" shall mean, as to any party to this Agreement, a failure by such party to perform, in any material respect, any of the agreements or covenants of such party contained in Articles 5 or 6.

        "Determination Date" shall mean the last business day of the calendar month immediately preceding the calendar month in which the Effective Time occurs.

        "Director Shareholder Agreement" shall have the meaning given such term in Section 7.2.10.

        "Dissenting Shares" shall mean shares of GLOBAL Common Stock which come within all of the descriptions set forth in Subparagraphs (1), (2), (3) and (4) of Paragraph (a) of Section 1300 of the California Corporations Code.

        "Dissenting Shareholder Notices" shall mean the notice required to be given to record holders of Dissenting Shares pursuant to Paragraph (a) of Section 1301 of the California Corporations Code.

        "Effective Time" shall have the meaning given such term in Section 2.1.

        "Employee Plan" shall have the meaning given such term in Section
        3.21.3.

        "Environmental Laws" shall mean and include any and all laws, statutes, ordinances, rules, regulations, orders, or determinations of any Governmental Entity pertaining to health or to the environment, including, without limitation, the Clean Air Act, as amended, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, the Federal Water Pollution Control Act Amendments, the Occupational Safety and Health Act of 1970, as amended, the Resource Conservation and Recovery Act of 1976, as amended ("RCRA"), the Hazardous Materials Transportation Act of 1975, as amended, the Safe Drinking Water Act, as amended, and the Toxic Substances Control Act, as amended.

        "Equity Securities" shall have the meaning given to such term in the Exchange Act.

        "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

        "Escrow Adjusted Value" shall have the meaning given such term in
        Section 2.6.2 (iv).

        "Escrow Merger Price" shall mean the Merger Price less the Cash Merger Price.

        "Escrow Payment Date" shall mean the earlier of January 30, 2002 or sixty days from the occurrence of a Material Adverse Effect with respect to BANCORP and its subsidiaries taken as a whole, but in no case shall the Escrow Payment Date be earlier than January 31, 2001.

        "Escrow Per Share Merger Price" shall mean the Escrow Adjusted Value divided by the total number of Shares of GLOBAL Common Stock outstanding at the Closing Date.

        "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

        "Exchange Agent" shall mean Illinois Stock Transfer Company, or such other Person as BANCORP shall have appointed to perform the duties set forth in Section 2.8.

        "FDIC" shall mean the Federal Deposit Insurance Corporation.

        "Federal Reserve Board" shall mean the Board of Governors of the Federal Reserve System.

        "GAAP" shall mean generally accepted accounting principles.

        "GLOBAL" shall mean Global Bancorp.

        "GLOBAL Certificates" shall have the meaning given such term in Section 2.8.1.

        "GLOBAL Collateralizing Real Estate" shall have the meaning given to such term in Section 3.23.1.

        "GLOBAL Common Stock" shall mean the common stock, no par value, of GLOBAL.

        "GLOBAL's Costs Associated With the Transaction" shall mean all legal, accounting and professional costs incurred or to be incurred by GLOBAL for the merger transactions contemplated by this Agreement up to the Closing Date (including investment banking fees) which have not been paid or accrued by GLOBAL by the Determination Date, provided further that GLOBAL shall not be required to expense or accrue up to $150,000 of legal and/or accounting costs incurred by GLOBAL and associated with the transaction and identified with preparation of the Proxy Statement/Prospectus for GLOBAL or the BANCORP Public Offering.

        "GLOBAL Fairness Opinion" shall have the meaning given to such term in
        Section 7.3.5.

        "GLOBAL Filings" shall have the meaning given such term in Section
        3.6.1.

        "GLOBAL Financial Statements" shall have the meaning given to such term in Section 3.7.3.

        "GLOBAL Material Adverse Event" shall have the meaning given to such term in Section 8.1.8.

        "GLOBAL Properties" shall have the meaning given to such term in Section 3.23.1.

        "GLOBAL Shareholder Committee" shall have the meaning given such term in
        Section 9.1.

        "GLOBAL State Documents" shall have the meaning given to such term in
        Section 3.6.2.

        "GLOBAL Stock Options" shall mean any options to purchase any shares of GLOBAL Common Stock or any other Equity Securities of GLOBAL granted on or prior to the Effective Time, whether pursuant to the GLOBAL Stock Option Plan or otherwise.

        "GLOBAL Stock Option Plan" shall mean GLOBAL's written Stock Option Plan as described in Schedule 3.5 and 3.24 hereto.

        "Governmental Entity" shall mean any court, federal, state, local or foreign government or any administrative agency or commission or other governmental authority or instrumentality whatsoever.

        "Hazardous Substances" shall have the meaning given such term in Section 3.23.4.

        "HBMC" shall mean HB Merger Company.

        "Interim Merger" shall have the meaning given such term in Section 2.1.

        "Interim Merger Agreement" shall have the meaning given such term in
        Section 2.1.

        "Interim Surviving Corporation" shall have the meaning given such term in Section 2.1.

        "IRC" shall mean the Internal Revenue Code of 1986, as amended.

        "Knowledge" shall mean, with respect to any representation or warranty contained in this Agreement; the actual knowledge, after reasonable inquiry, of any director or executive officer of GLOBAL or BANCORP.

        "Last Regulatory Approval" shall mean the final Requisite Regulatory Approval required, from any Governmental Entity under applicable federal laws of the United States and laws of any state having jurisdiction over the Merger, to permit the parties to consummate the Merger.

        "Loan Loss" as set forth in Section 2.6.2 shall mean (i) a writedown of an existing loan or the establishment of a specific reserve for an existing loan required by either the CDFI or the FDIC, (ii) a writedown of an existing loan or the establishment of a specific reserve for an existing loan required by outside third party loan review, (iii) the net loss from the sale, which sale must be conducted in a reasonable manner and with 15 days prior notice to the GLOBAL Shareholder Committee, of an existing loan at a price less than book value, (iv) the net loss from the conversion of an existing loan, that is or becomes a nonperforming loan, to other real estate owned which requires a writedown of the value of the property below the carrying value of such loan, or (v) the net loss from the sale of other real estate owned which was a loan of CAPITOL as of the Effective Time. For the purposes of this definition the outside third party loan review shall be performed no more than once per year by such outside party reasonably acceptable to the parties.

        "Material Adverse Effect" shall mean a material adverse effect: (i) on the business, assets, results of operations, financial condition or prospects of a Person and its subsidiaries, if any, taken as a whole (unless specifically indicated otherwise); or (ii) on the ability of a Person that is a party to this Agreement to perform its obligations under this Agreement or to consummate the transactions contemplated by this Agreement.

        "Mergers" shall have the meaning set forth in Section 2.1.

        "Merger Agreements" shall have the meaning given to such term in Section 2.1.



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        "Merger Price" shall mean $16,500,000.

        "New Certificates" shall have the meaning given to such term in Section 2.8.1.

        "OREO" shall have the meaning given to such term in Section 3.13.

        "Perfected Dissenting Shares" shall mean Dissenting Shares as to which the recordholder has made demand on GLOBAL in accordance with Paragraph
        (b) of Section 1301 of the California Corporations Code and has not withdrawn such demand prior to the Effective Time.

        "Per Share Merger Price" shall mean the sum of the Cash Per Share Merger Price and the Escrow Per Share Merger Price.

        "Persons" or "persons" shall mean an individual, corporation, partnership, limited liability company, joint venture, trust or unincorporated organization, Governmental Entity or any other legal entity whatsoever.

        "Proxy Statement/Prospectus" shall have the meaning given to such term in Section 3.7.2.

        "Registration Statements" shall have the meaning given to such term in
        Section 3.7.2.

        "Regulatory Authority" shall mean any Governmental Entity, the approval of which is legally required for consummation of the Merger.

        "Requisite Regulatory Approvals" shall have the meaning set forth in
        Section 7.1.2.

        "Returns" shall mean all returns, declarations, reports, statements, declarations of estimate taxes, claims or refunds, and other documents required to be filed with respect to federal, state, local and foreign Taxes including any schedule or attachment thereto and any amendment thereof, and the term "Return" means any one of the foregoing Returns.

        "SEC" shall mean the Securities and Exchange Commission.

        "Securities Act" shall mean the Securities Act of 1933, as amended.

        "Subsidiary" shall mean, with respect to any corporation (the "parent"), any other corporation, association or other business entity of which more than 50% of the shares of the Voting Stock are owned or controlled, directly or indirectly, by the parent or by one or more Subsidiaries of the parent, or by the parent and one or more of its Subsidiaries.

        "Superior Proposal" shall have the meaning given to such term in Section 6.2.5.

        "Surviving Corporation" shall have the meaning given to such term in
        Section 2.1.

        "Taxes" shall mean all federal, state, local and foreign net income, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, lease, service, service use,



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        withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, windfall profits, customs, duties, or other taxes, together with any interest and any penalties, additions to tax, or additional amounts with respect thereto, and the term "Tax" means any one of the foregoing Taxes.

        "Tax Filings" shall mean any applications, reports, statements or other Returns required to be filed with any local, state or federal Governmental Entity before the Mergers may become effective, including, but not limited to, any filing required to be made with the California Franchise Tax Board to obtain a Tax Clearance Certificate for the Mergers.

        "Understanding" shall have the meaning set forth in Section 6.1.5.

        "Voting Securities" or "Voting Stock" shall mean the stock or other securities or any other interest entitling the holders thereof to vote in the election of the directors, trustees or Persons performing similar functions of the Person in question, including, without limitation, nonvoting securities that are convertible or exchangeable into voting securities, but shall not include any stock or other interest so entitling the holders thereof to vote only upon the happening of a contingency (other than a conversion or exchange thereof into voting securities), whether or not such contingency has occurred.


                             ARTICLE 2. THE MERGERS

        Section 2.1 The Mergers. Subject to the terms and conditions of this Agreement, as promptly as practicable following the receipt of the Last Regulatory Approval and the expiration of all applicable waiting periods, HBMC shall be merged with and into GLOBAL with GLOBAL as the Interim Surviving Corporation pursuant to the agreement of merger attached to the Agreement as
Exhibit 2.1 (A) (the "Interim Merger Agreement") and in accordance with the applicable provisions of the California Corporations Code (the "Interim Merger"). Immediately following the Interim Merger, BANCORP will adopt a plan of liquidation whereby GLOBAL will be merged with and into BANCORP with BANCORP being the Surviving Corporation, all pursuant to the agreement of merger attached to this Agreement as Exhibit 2.1 (B) (the "BANCORP Merger Agreement") and in accordance with the applicable provisions of the California Corporations Code (the "BANCORP Merger"). When used in this Agreement, the term "Mergers" shall mean the Interim Merger and BANCORP Merger, and "Merger Agreements" shall mean the Interim Merger Agreement and BANCORP Merger Agreement. The closing of the Mergers (the "Closing") shall take place at a location and time and Business Day to be designated by BANCORP and reasonably concurred to by GLOBAL (the "Closing Date") which shall not, however, be later than ten (10) Business Days after receipt of the Last Regulatory Approval, expiration of all applicable waiting periods and the completion of BANCORP Public Offering. The Mergers shall be effective when the last of the Merger Agreements (together with any other documents required by law to effectuate the Mergers) shall have been filed with the Secretary of State of the State of California. When used in this Agreement, the term "Effective Time" shall mean the time of filing of the last of the Merger Agreements with the Secretary of State, "Interim Surviving Corporation" shall mean GLOBAL, and "Surviving Corporation" shall mean BANCORP.



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        Section 2.2 Effect of Mergers. By virtue of the Mergers and at the
Effective Time, all of the rights, privileges, powers and franchises and all property and assets of every kind and description of GLOBAL shall be vested in and be held and enjoyed by the Surviving Corporation, without further act or deed, and all the estates and interests of every kind of GLOBAL, including all debts due, shall be as effectively the property of the Surviving Corporation as they were of GLOBAL immediately prior to the Effective Time, and the title to any real estate vested by deed or otherwise in GLOBAL shall not revert or be in any way impaired by reason of the Mergers; and all rights of creditors and liens upon any property of GLOBAL shall be preserved unimpaired and all debts, liabilities and duties of GLOBAL shall be debts, liabilities and duties of the Surviving Corporation and may be enforced against it to the same extent as if such debts, liabilities and duties had been incurred or contracted by it, and none of such debts, liabilities or duties shall be expanded, increased, broadened or enlarged by reason of the Mergers.

        Section 2.3 Articles of Incorporation. The Articles of Incorporation of BANCORP in effect immediately prior to the Effective Time shall be the Articles of Incorporation of the Surviving Corporation until amended and the name of the Surviving Corporation shall be "Humboldt Bancorp."

        Section 2.4 (Reserved).

        Section 2.5 Cancellation of GLOBAL Stock Options. At the Effective Time, all outstanding rights with respect to GLOBAL Common Stock pursuant to stock options under the GLOBAL Stock Option Plan which have not been exercised shall be canceled. BANCORP will not assume any stock options under the GLOBAL Stock Option Plan.

        Section 2.6 Conversion of GLOBAL Common Stock.

               2.6.1 Each share of GLOBAL Common Stock shall be converted at the Effective Time into and become the right to receive cash equal to the Cash Per Share Merger Price and an interest in the BANCORP Note with the right to receive at the Escrow Payment Date, in cash and/or BANCORP Common Stock, the Escrow Per Share Merger Price, subject to adjustment as provided in any other section of this Agreement; provided, however, that the shares held by any shareholder who properly exercises dissenters' rights provided under the California Corporations Code, shall not be so converted and in lieu of such conversion shall be treated in accordance with the provisions of the California Corporations Code. The total consideration to be delivered by BANCORP to the Exchange Agent, at the Effective Time, shall not exceed the Merger Price.

               2.6.2 Escrow Merger Price. The Escrow Merger Price to be paid under the provisions of Section 2.6.1 shall be subject to the following terms and conditions:

                     (i) The Escrow Merger Price shall be entitled to interest commencing as of the Determination Date and until the Escrow Payment Date at the rate of eight percent (8%) of the Escrow Merger Price, as adjusted pursuant to Section 2.6.2 per annum, payable in cash to the Exchange Agent on a semi-annual basis on April 15 and October 15.

                     (ii) The Escrow Merger Price shall be adjusted downward on a quarterly basis at the end of each quarter to the extent an adjustment is required to reflect the effect of: (a) any Loan Loss on the Church Loan portfolio identified on Schedule 2.6.2(a) up to a



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        maximum of $1,024,000; (b) any Loan Loss on the Residential Loan
        portfolio identified on Schedule 2.6.2(b) up to a maximum of $1,420,000;
        (c) any Loan Loss on the FHA Title I Loan portfolio identified on
        Schedule 2.6.2(c) up to a maximum of $500,000; (d) any Loan Loss on the Miscellaneous Loan portfolio identified on Schedule 2.6.2(d) up to a maximum of $109,000; (e) ninety percent (90%) of any Loan Loss on any of the Commercial Loans identified on Schedule 2.6.2(e) up a maximum of $5,520,000; (f) costs of litigation of any type, inclusive of attorneys' fees and settlements, resulting from GLOBAL's and or CAPITOL's actions or those of its directors, officers, employees or agents, which litigation was in existence prior to the Effective Time; (g) writedowns for any accounting adjustments required by BANCORP's certified public accountants for the December 31, 1999 audited financial statements of BANCORP which shall be issued no later than April 30, 2000 to bring the financial statements of GLOBAL and or CAPITOL as of the Determination Date into conformity with generally accepted accounting principles; (h) any losses on sale of other real estate owned on the books of CAPITOL at the Branch Purchase Effective Time; (i) costs of the Mergers incurred by GLOBAL and or CAPITOL and not expended or properly accrued by GLOBAL and or CAPITOL prior to the Determination Date; (j) any of the above-described losses, net of any recoveries, incurred by GLOBAL and or CAPITOL from the Determination Date to the Effective Time; and (k) any and all expenses of the Global Shareholders Committee as provided by
        Section 9.1.

                     (iii) The Escrow Merger Price shall be adjusted upward on a quarterly basis at the end of each quarter to the extent an adjustment is required hereby to reflect the effect of (a) any recoveries on any loans of CAPITOL, up to 30 days prior to the Escrow Payment Date for which there has been a Loan Loss under Sections 2.6.2(ii)(a-d), (b) ninety percent (90%) of any recoveries on any loans of CAPITOL, up to 30 days prior to the Escrow Payment Date, for which there has been a Loan Loss under Section 2.6.2(ii)(e), (c) any interest due on the Escrow Merger Price that has not been paid in cash prior to the Escrow Payment Date and (d) writeups for any accounting adjustments required by Bancorp's certified public accountants for the December 31, 1999 audited financial statements of Bancorp which shall be issued no later than April 30, 2000 to bring the financial statements of GLOBAL and CAPITOL as of the Determination Date into conformity with generally accepted accounting principles.

                     (iv) The Escrow Adjusted Value shall mean the Escrow Merger Price adjusted pursuant to Section 2.6.2(ii) and Section 2.6.2(iii).

                     (v) The Escrow Adjusted Value shall be paid by BANCORP on Escrow Payment Date which shall be distributed to the former GLOBAL shareholder in the form of the Escrow Per Share Merger Price. The Escrow Per Share Merger Price shall be paid in cash and BANCORP Common Stock through the Exchange Agent provided, however, that BANCORP shall not be required to deliver to the Exchange Agent more than two million dollars ($2,000,000) of the Escrow Merger Price in shares of BANCORP Common Stock which shall be valued at the BANCORP Market Value Per Share plus seven percent (7%) and adjusted for stock splits and stock dividends that occur after November 1, 1999.

                     (vi) In the event that BANCORP and the GLOBAL Shareholders Committee as provided for in Section 9.1 cannot agree on the Escrow Adjusted Value, BANCORP and the representative of GLOBAL shall each select an outside third party expert who shall select



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        an additional third party expert to determine the Escrow Adjusted Value.
        The decision of the additional outside third party expert shall be final and binding upon the parties.

                     (vii) Except as provided in this section, BANCORP and BANK shall have no rights of any kind whatsoever whether by offset of otherwise in or to the Escrow Merger Price for any claim, loss or damage asserted against GLOBAL or CAPITOL or their respective shareholders, directors, officers, and agents.

                     (viii) BANCORP, to the extent possible, will provide a minimum of fifteen days notice to the Global Shareholders Committee, as provided for in Section 9.1, of any adjustments to the Escrow Merger Price under Section 2.6.2 (ii).

        Section 2.7 Fractional Shares. No fractional shares of BANCORP Common Stock shall be issued as part of the Escrow Per Share Merger Price. Shareholders will be entitled to cash equal to the fractional share multiplied by the BANCORP Market Value Per Share.

        Section 2.8 Exchange Procedures. On or as soon as practicable after the Effective Time BANCORP will deliver to the Exchange Agent, (i) cash equal to the Cash Merger Price and (ii) a promissory note issued by BANCORP equal to the Escrow Merger Price ("BANCORP Note").

               2.8.1 Upon surrender to the Exchange Agent for cancellation of one or more certificates for shares of GLOBAL Common Stock ("GLOBAL Certificates"), accompanied by a duly executed letter of transmittal in proper form, the Exchange Agent shall, as promptly as practicable thereafter, deliver to each holder of such surrendered GLOBAL Certificates, check(s) for payment of the Cash Per Share Merger Price and certificate(s) of interest representing such holder's interest in the BANCORP Note. In no event shall the holders of GLOBAL Certificates be entitled to receive interest on cash amounts due them hereunder.

               2.8.2 Until a GLOBAL Certificate has been surrendered and exchanged as herein provided, each share of GLOBAL Common Stock represented by such GLOBAL Certificate shall represent, on and after the Effective Time, the right to receive the Per Share Merger Price.

               2.8.3 Notwithstanding anything to the contrary set forth in Sections 2.8.2 hereof, if any holder of GLOBAL Common Stock shall be unable to surrender such holder's GLOBAL Certificates because such GLOBAL Certificates have been lost or destroyed, such holder may deliver in lieu thereof an affidavit and indemnity bond in form and substance and with surety satisfactory to the Exchange Agent and BANCORP.

               2.8.4 After the Effective Time, there shall be no further registration of transfers of the shares of GLOBAL Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, GLOBAL Certificates representing such shares of GLOBAL Common Stock are presented to BANCORP, they shall be canceled and exchanged for the Per Share Merger Price as provided in this Article 2.

               2.8.5 After the Effective Time, BANCORP shall pay in cash to a paying agent for the benefit of former GLOBAL Shareholders or pay directly to such former GLOBAL Shareholders, the interest required on the Escrow Merger Price under Section 2.6.2(i).



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        Section 2.9  Exchange Procedures for Escrow Adjusted Value.

               2.9.1 Prior to the Escrow Payment Date there will be forwarded to all former GLOBAL shareholders a letter of transmittal and election form whereby each former GLOBAL shareholder shall elect to exchange the interest in the BANCORP Note in the form of cash or BANCORP Common Stock at the BANCORP Market Value Per Share plus seven percent (7%) adjusted for stock splits and stock dividends. If no election is made then such former GLOBAL shareholder shall receive only cash. BANCORP shall not be required to deliver more than two million dollars ($2,000,000) of the Escrow Merger Price in shares of BANCORP Common Stock which shall be valued at the BANCORP Market Value Per Share plus seven percent (7%) adjusted for stock splits and stock dividends. If required, there shall be pro-rated the amount of cash and BANCORP Common Stock to each former GLOBAL shareholder as provided herein, except that no former GLOBAL shareholder will be required to take any consideration for the interest in the BANCORP Note except cash.

               2.9.2 On or as soon as practicable after the Escrow Payment Date, BANCORP will deliver to the Exchange Agent in exchange for the BANCORP Note, cash and BANCORP Common Stock equal to the Escrow Adjusted Value. Any cash delivered to the Exchange Agent pursuant to this Section 2.9 and not distributed as of September 30, 2002 shall be returned to BANCORP. No interest will be paid to former GLOBAL shareholders from cash deposited with the Exchange Agent pursuant to this Section 2.9.

        Section 2.10 Board of Directors of BANCORP and CAPITOL following the Effective Time. At the Effective Time, the Board of Directors and officers of BANCORP shall be directors and officers of BANCORP after the Effective Time. At the Effective Time, the Board of Directors of CAPITOL shall be comprised of the Board of Directors of BANCORP. At the Effective Time, the officers of CAPITOL shall be officers of CAPITOL.


                    ARTICLE 3. REPRESENTATIONS AND WARRANTIES
                              OF GLOBAL AND CAPITOL

GLOBAL and CAPITOL represent and warrant to BANCORP and BANK as follows:

        Section 3.1 Organization; Corporate Power; Etc. GLOBAL is a California corporation duly organized validly existing and in good standing under the laws of the State of California and have all requisite corporate power and authority to own, lease and operate its respective properties and assets and to carry on its respective business substantially as it is being conducted on the date of this Agreement. CAPITOL is a California state-chartered industrial loan company duly organized, validly existing and in good standing under the laws of the State of California and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business substantially as it is being conducted on the date of this Agreement. GLOBAL and CAPITOL have all requisite corporate power and authority to enter into this Agreement and, subject to obtaining all Requisite Regulatory Approvals and GLOBAL's shareholder approval, GLOBAL and CAPITOL will have the requisite corporate power and authority to perform its obligations hereunder with respect to the consummation of the transactions contemplated hereby. CAPITOL is authorized by the CDFI to conduct a general industrial loan business. CAPITOL is not a member



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of the Federal Reserve System. CAPITOL's deposits are insured by the FDIC in the manner and to the full extent provided by law. CAPITOL maintains and operates branch offices only in the State of California. Neither the scope of the business of GLOBAL, or any Subsidiary of GLOBAL, nor the location of any of their respective properties, requires that GLOBAL or any of its respective Subsidiaries be licensed or qualified to conduct business in any jurisdiction other than the State of California, where the failure to be so licensed and qualified would have a Material Adverse Effect on GLOBAL taken as a whole.

        Section 3.2 Licenses and Permits. Except as disclosed on Schedule 3.2, GLOBAL and its Subsidiaries have all material licenses, certificates, franchises, rights and permits that are necessary for the conduct of their respective businesses, and such licenses are in full force and effect, except for any failure to be in full force and effect that would not, individually or in the aggregate, have a Material Adverse Effect on GLOBAL or CAPITOL or on the ability of GLOBAL or CAPITOL to consummate the transactions contemplated by this Agreement. The properties, assets, operations and businesses of GLOBAL and those of its Subsidiaries, are and have been maintained and conducted, in all material respects, in compliance with all applicable licenses, certificates, franchises, rights and permits.

        Section 3.3 Subsidiaries. Other than as set forth on Schedule 3.3, there is no corporation, partnership, joint venture or other entity in which GLOBAL or CAPITOL owns, directly or indirectly (except as pledgee pursuant to loans or stock or other interest held as the result of or in lieu of foreclosure pursuant to pledge or other security arrangement) any equity or other voting interest or position.

        Section 3.4  Authorization of Agreement; No Conflicts.

               3.4.1 The execution and delivery of this Agreement and the Merger Agreements by GLOBAL and CAPITOL, and the consummation of the transactions contemplated hereby and thereby, have been duly authorized by all necessary corporate action on the part of GLOBAL and CAPITOL, subject only to the approval of this Agreement, the Merger Agreements and the Merger by GLOBAL's shareholders. This Agreement has been duly executed and delivered by GLOBAL and CAPITOL and constitutes a legal, valid and binding obligation of GLOBAL and CAPITOL, enforceable in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting the rights of creditors generally and by general equitable principles. The Merger Agreements, upon the receipt of all Requisite Regulatory Approvals and the due execution and filing of such Merger Agreements in accordance with the applicable provisions of the California Corporations Code, will constitute a legal, valid and binding obligation of GLOBAL and CAPITOL, enforceable in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting the rights of creditors generally and by general equitable principles.

               3.4.2 Except as disclosed on Schedule 3.4, the execution and delivery of this Agreement and the Merger Agreements, and the consummation of the transactions contemplated hereby and thereby, do not and will not conflict with, or result in any violation of or default or loss of a material benefit under, any provision of the Articles of Incorporation or Bylaws of GLOBAL and CAPITOL, or except for the necessity of obtaining Requisite Regulatory Approvals and approval of a majority vote of the shareholders of GLOBAL, any material mortgage, indenture, lease,



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agreement or other material instrument or any permit, concession, grant, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to GLOBAL and CAPITOL or any of its assets or properties, other than any such conflict, violation, default or loss which (i) will not have a Material Adverse Effect on GLOBAL, CAPITOL or BANCORP following consummation of the Mergers; or (ii) will be cured or waived prior to the Effective Time. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required in connection with the execution and delivery of this Agreement or the Merger Agreements by GLOBAL and CAPITOL or the performance by GLOBAL and CAPITOL of its obligations hereunder and thereunder, except for (a) filings required in order to obtain the Requisite Regulatory Approvals; (b) the filing and approval of the Merger Agreements with the Secretary of the State of California; (c) consummation of the Branch Purchase; (d) Tax Filings; and (e) as set forth in Schedule 3.4.

        Section 3.5 Capital Structure. The authorized capital stock of GLOBAL consists of 1,200,000 shares of GLOBAL Common Stock, no par value per share and 600,000 shares of GLOBAL Preferred Stock, no par value. No GLOBAL Preferred Stock has been issued. On the date of this Agreement, 670,850 shares of GLOBAL Common Stock were outstanding, and 35,750 shares of GLOBAL Common Stock were reserved for issuance pursuant to outstanding GLOBAL Stock Options under the GLOBAL Stock Option Plan. On the Effective Date GLOBAL shall have no more than 706,600 shares of GLOBAL Common Stock outstanding and all stock options under the GLOBAL Stock Option Plan that have not been exercised will be canceled. All outstanding shares of GLOBAL Common Stock are validly issued, fully paid and nonassessable and do not possess any preemptive rights and were not issued in violation of any preemptive rights or any similar rights of any Person. CAPITOL has 175,000 shares of common stock, no par value per share, outstanding, all of which are owned by GLOBAL. Except for outstanding GLOBAL Stock Options under the GLOBAL Stock Option Plan, GLOBAL and CAPITOL do not have outstanding any options, warrants, calls, rights, commitments, securities or agreements of any character to which GLOBAL and CAPITOL is a party or by which it is bound obligating GLOBAL and CAPITOL to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of GLOBAL and CAPITOL or obligating GLOBAL and CAPITOL to grant, extend or enter into any such option, warrant, call, right, commitment or agreement.

        Section 3.6 GLOBAL Filings.

               3.6.1 Since January 1, 1996, GLOBAL and its Subsidiaries have timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that were required to be filed with (a) the Federal Reserve Board or any Federal Reserve Bank; (b) the Commissioner or Commissioner of the Department of Corporations; (c) the FDIC; and (d) any other applicable federal, state or local governmental or regulatory authority. All such reports, registrations and filings, and all reports sent to GLOBAL's shareholders during the three-year period ended December 31, 1998 (whether or not filed with any Regulatory Authority), are collectively referred to as the "GLOBAL Filings. Except to the extent prohibited by law, copies of the GLOBAL Filings have been made available to BANCORP. As of their respective filing or mailing dates, each of the past GLOBAL Filings (a) was true and complete in all material respects (or was amended so as to be so promptly following discovery of any discrepancy); and (b) complied in all material respects with all of the statutes, rules and regulations enforced or promulgated by the governmental or regulatory authority with which it was filed (or was amended so as to be so promptly following



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discovery of any such noncompliance) and none contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The GLOBAL Financial Statements, together with the financial statements contained in the GLOBAL Filings have been prepared in accordance with GAAP, or applicable regulatory accounting principles, applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present (subject, in the case of the unaudited statements, to recurring adjustments normal in nature and amount) the financial position of GLOBAL as of the dates thereof and the results of its operations, cash flows and changes in shareholders' equity for the periods then ended.

               3.6.2 GLOBAL and its subsidiaries have timely filed each report, schedule and amendments to each of the foregoing since January 1, 1996 that GLOBAL and CAPITOL were required to file with the Commissioner or Commissioner of the Department of Corporations and the FDIC (the "GLOBAL State Documents"), all of which have been made available to BANCORP. As of their respective dates, the GLOBAL State Documents complied in all material respects with the applicable requirements of the California Financial Code and the Federal Deposit Insurance Act, as the case may be, and the rules and regulations of the Commissioner or Commissioner of the Department of Corporations and the FDIC thereunder applicable to such GLOBAL State Documents, and none of the GLOBAL State Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of GLOBAL included in the GLOBAL Filings comply in all material respects with applicable regulatory accounting requirements and with the published rules and regulations of the Commissioner (as applicable) with respect thereto, and have been prepared in accordance with GAAP, or applicable regulatory accounting principles, applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by regulations of the Commissioner) and fairly present (subject, in the case of the unaudited statements, to recurring adjustments normal in nature and amount) the financial position of GLOBAL as of the dates thereof and the results of its operations and cash flows for the periods then ended.

        Section 3.7 Accuracy of Information Supplied.

               3.7.1 No representation or warranty of GLOBAL and CAPITOL contained herein or any statement, schedule, exhibit or certificate given or to be given by or on behalf of GLOBAL or any of its Subsidiaries, to BANCORP in connection herewith and none of the information supplied or to be supplied by GLOBAL or its Subsidiaries to BANCORP hereunder contains or will contain any untrue statement of material fact or omits to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

               3.7.2 None of the information supplied or to be supplied by GLOBAL or relating to GLOBAL which is included or incorporation by reference in
(i) the Registration Statement on Form S-1 to be filed with the SEC by BANCORP in connection with the BANCORP Public Offering of common stock and the Registration Statement on Form S-4 to be filed with the SEC by BANCORP in connection with the issuance of shares of BANCORP Common Stock in the merger of GLOBAL with and into BANCORP (including the Proxy Statement of GLOBAL and the Prospectus of



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BANCORP ("Proxy Statement/Prospectus") constituting a part thereof), (the
Registration Statement on Form S-1 and the Registration Statement on Form S-4 are collectively referred to herein as the "Registration Statements") will, at the time that each of the Registration Statements become effective under the Securities Act, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; (ii) the Proxy Statement/Prospectus and any amendment or supplement thereto will, at all times from the date of mailing to shareholders of GLOBAL through the date of the meeting of shareholders of GLOBAL to be held in connection with the Mergers, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; and (iii) the applications and forms to be filed with securities or "blue sky" authorities, self regulatory authorities, or any Governmental Entity in connection with the merger, the issuance of any shares of BANCORP Common Stock in connection with the merger of GLOBAL with and into BANCORP, or any Requisite Regulatory Approvals will in connection with the Mergers, at the time filed or at the time they become effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The Proxy Statement/Prospectus (except for such portions thereof that relate only to BANCORP and its Subsidiaries) will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.

               3.7.3 GLOBAL has or will deliver to BANCORP copies of the audited balance sheets of GLOBAL and its Subsidiaries as of December 31, 1998, 1997 and 1996 and the related statements of income, changes in shareholders' equity and cash flows for the years then ended and the related notes to such financial statements, all as audited by Grant Thornton & Co., independent public accountants (the "GLOBAL Financial Statements"), and GLOBAL will hereafter until the Closing Date deliver to BANCORP copies of additional financial statements of GLOBAL as provided in Sections 5.1.1(iii) and 6.1.11(iii). The GLOBAL Financial Statements have been prepared (and all of said additional financial statements will be prepared) in accordance with GAAP, or applicable regulatory accounting principles, applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) consistently followed throughout the periods covered by such statements, and present (and, when prepared, will present) fairly the financial position of GLOBAL and its Subsidiaries as of the respective dates indicated and the results of operations, cash flows and changes in shareholders' equity at the respective dates and for the respective periods covered by such financial statements (subject, in the case of the unaudited statements, to recurring adjustments normal in nature and amount). In addition, GLOBAL has delivered to BANCORP copies of all management or other letters delivered to GLOBAL by its independent accountants in connection with any of the GLOBAL Financial Statements or by such accountants or any consultant regarding the internal controls or internal compliance procedures and systems of GLOBAL issued at any time since January 1, 1996, and will make available for inspection by BANCORP or its representatives, at such times and places as BANCORP may reasonably request, reports and working papers produced or developed by such accountants or consultants.

        Section 3.7.4 Notwithstanding anything set forth elsewhere in this Agreement no due diligence examination of GLOBAL or CAPITOL conducted by or on behalf of BANCORP and the BANK either prior or subsequent to execution of this Agreement, shall have any effect whatsoever



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on the representations of GLOBAL or CAPITOL in this Section 3 or in any other section of this Agreement.

        Section 3.8 Compliance with Applicable Laws. Except as disclosed on
Schedule 3.8, to the best of GLOBAL's or CAPITOL's Knowledge, the respective businesses of GLOBAL and its Subsidiaries are not being conducted in violation of any law, ordinance or regulation, except for violations which individually or in the aggregate would not have a Material Adverse Effect on GLOBAL or CAPITOL, or BANCORP at or following the Effective Time. Except as set forth in Schedule 3.8, no investigation or review by any Governmental Entity with respect to GLOBAL or CAPITOL is pending or, to the Knowledge of GLOBAL or CAPITOL threatened, nor has any Governmental Entity indicated to GLOBAL or CAPITOL an intention to conduct the same.

        Section 3.9 Litigation. Except as set forth in Schedule 3.9, there is no suit, action or proceeding or investigation pending, or to the Knowledge of GLOBAL or CAPITOL threatened against or affecting GLOBAL or any of its Subsidiaries which, if adversely determined, would have a Material Adverse Effect on GLOBAL or its Subsidiaries; nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against GLOBAL or any of its Subsidiaries that has, or which, insofar as reasonably can be foreseen, in the future would have, any such Material Adverse Effect. Schedule 3.9 contains a true, correct and complete list, including identification of the applicable insurance policy covering such litigation, if any, subject to reservation of rights, if any, the applicable deductible and the amount of any reserve therefor, of all pending litigation in which GLOBAL or any of its Subsidiaries is a named party, and except as disclosed on Schedule 3.9, all of the litigation shown on such Schedule is adequately covered by insurance in force, except for applicable deductibles, or has been adequately reserved for in accordance with GLOBAL's prior business practices.

        Section 3.10 Agreements with Banking Authorities. Except as disclosed on
Schedule 3.10,. neither GLOBAL nor any Subsidiary of GLOBAL is a party to any written agreement or memorandum of understanding with, or order or directive from, any Governmental Entity.

        Section 3.11 Insurance. GLOBAL and its Subsidiaries have in full force and effect policies of insurance with respect to their assets and businesses against such casualties and contingencies and in such amounts, types and forms as are customarily appropriate for their businesses, operations, properties and assets. Schedule 3.11 contains a list of all policies of insurance and bonds carried and owned by GLOBAL or any Subsidiary. None of GLOBAL or any of its Subsidiaries is in default under any such policy of insurance or bond such that it can be canceled and all material claims thereunder have been filed in timely fashion. GLOBAL and its Subsidiaries have filed claims with, or given notice of claim to, their insurers or bonding companies in timely fashion with respect to all material matters and occurrences for which they believe they have coverage.

        Section 3.12 Title to Assets other than Real Property. GLOBAL and its Subsidiaries have good and marketable title to all their properties and assets (other than real property which is the subject to Section 3.13), owned or leased by GLOBAL or any of its Subsidiaries, free and clear of all mortgages, liens, encumbrances, pledges or charges of any kind or nature except as disclosed on
Schedule 3.12 and except for: (a) encumbrances as set forth in the GLOBAL Financial Statements; (b) liens for current Taxes not yet due which have been fully reserved for; and (c) encumbrances, if any, that are not substantial in character, amount or extent and do not detract materially from the



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value, or interfere with present use or the sale or other disposition of the property subject thereto or affected thereby. All such properties and assets are, and require only routine maintenance to keep them, in good working condition, normal wear and tear excepted.

        Section 3.13 Real Property. Schedule 3.13 is an accurate list and general description of all real property owned or leased by GLOBAL or any of its Subsidiaries, including Other Real Estate Owned ("OREO"). Except as disclosed on
Schedule 3.13, each of GLOBAL and its respective Subsidiaries has good and marketable title to the real properties that it owns, as described in such Schedule, free and clear of all mortgages, covenants, conditions, restrictions, easements, liens, security interests, charges, claims, assessments and encumbrances, except for (a) rights of lessors, lessees or sublessees in such matters as are reflected in a written lease; (b) current Taxes (including assessments collected with Taxes) not yet due and payable; (c) encumbrances, if any, that are not substantial in character, amount or extent and do not materially detract from the value, or interfere with present use, or the ability of GLOBAL CAPITOL to dispose, of the property subject thereto or affected thereby; and (d) other matters as described in Schedule 3.13. GLOBAL and its Subsidiaries have valid leasehold interests in the leaseholds they respectively hold, free and clear of all mortgages, liens, security interest, charges, claims, assessments and encumbrances, except for (a) claims of lessors, co-lessees or sublessees in such matters as are reflected in a written lease;
(b) title exceptions affecting the fee estate of the lessor under such leases; and (c) other matters as described in Schedule 3.13. To the best of GLOBAL's or CAPITOL's Knowledge, the activities of GLOBAL and its Subsidiaries with respect to all real property owned or leased by them for use in connection with their operations are in all material respects permitted and authorized by applicable zoning laws, ordinances and regulations and all laws and regulations of any Governmental Entity. Except as set forth in Schedule 3.13, GLOBAL and its Subsidiaries enjoy quiet possession under all material leases to which they are the lessees and all of such leases are valid and in full force and effect, except as the enforceability thereof may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting the rights of creditors generally and by general equitable principles. The buildings and improvements on real properties owned or leased by GLOBAL or any of its Subsidiaries are in good condition and repair, and do not require more than normal and routine maintenance, to keep them in such condition, normal wear and tear excepted.

        Section 3.14 Taxes.

               3.14.1 Filing of Returns. Except as set forth on Schedule 3.14.1, GLOBAL and its Subsidiaries have duly prepared and filed federal, state, and local Returns (for Tax or informational purposes) which were required to be filed by or in respect of GLOBAL and its Subsidiaries, or any of their properties, income and/or operations on or prior to the Closing Date. As of the time they were filed, the foregoing Returns accurately reflected the material facts regarding the income, business, asset, operations, activities, status, and any other information required to be shown thereon. No extension of time within which GLOBAL or any of its Subsidiaries may file any Return is currently in force.

               3.14.2 Payment of Taxes. Except as disclosed on Schedule 3.14.2 with respect to all amounts in respect of Taxes imposed on GLOBAL or any Subsidiary or for which GLOBAL or any Subsidiary is or could be liable, whether to taxing authorities (as, for example, under law) or to other Persons (as, for example, under Tax allocation agreements), with respect to all taxable periods or portions of periods ending on or before the Closing Date, all applicable tax laws and agreements



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have been or will be fully complied with in all material respects, and all such amounts required to be paid by or on behalf of GLOBAL or any Subsidiary to taxing authorities or others on or before the date hereof have been paid.

               3.14.3 Audit History. Except as disclosed on Schedule 3.14.3, there is no review or audit by any taxing authority of any Tax liability of GLOBAL or any Subsidiary currently in progress. Except as disclosed on Schedule 3.14.3, GLOBAL and its Subsidiaries have not received any written notices within the three years preceding the Closing Date of any pending or threatened audit, by the Internal Revenue Service or any state, local or foreign agency, for any Returns or Tax liability of GLOBAL or any Subsidiary for any period. GLOBAL and its Subsidiaries currently have no unpaid deficiencies assessed by the Internal Revenue Service or any state, local or foreign taxing authority arising out of any examination of any of the Returns of GLOBAL or any Subsidiaries filed for fiscal years ended on or after December 31, 1994 through the Closing Date, nor to the Knowledge of GLOBAL is there reason to believe that any material deficiency will be assessed.

               3.14.4 Statute of Limitations. Except as disclosed on Schedule 3.14.4, no agreements are in force or are currently being negotiated by or on behalf of GLOBAL or any Subsidiaries for any waiver or for the extension of any statute of limitations governing the time of assessments or collection of any Tax. No closing agreements or compromises concerning Taxes of GLOBAL or any Subsidiaries are currently pending.

               3.14.5 Withholding Obligations. GLOBAL and its Subsidiaries have withheld from each payment made to any of their respective officers, directors and employees, the amount of all applicable Taxes, including, but not limited to, income tax, social security contributions, unemployment contributions, backup withholding and other deductions required to be withheld therefrom by any Tax law and have paid the same to the proper taxing authorities within the time required under any applicable Tax law.

               3.14.6 Tax Liens. There are no Tax liens, whether imposed by any federal, state, local or foreign taxing authority, outstanding against any assets owned by GLOBAL or its Subsidiaries, except for liens for Taxes that are not yet due and payable.

               3.14.7 Tax Reserves. GLOBAL and its Subsidiaries have made full and adequate provision and reserve for all federal, state, local or foreign Taxes for the current period for which Tax and information returns are not yet required to be filed. The GLOBAL Financial Statements contain fair and sufficient accruals for the payment of all Taxes for the periods covered by the GLOBAL Financial Statements and all periods prior thereto.

               3.14.8 Tax Elections. No new elections with respect to Taxes or any changes in current elections with respect to Taxes affecting the assets owned by GLOBAL or its Subsidiaries shall be made after the date of this Agreement without the prior written consent of BANCORP, which shall not be unreasonably withheld. BANCORP shall be deemed to have consented in writing to any election GLOBAL or its Subsidiaries shall desire to make if: (i) the electing Person shall have notified the Chief Executive Officer of BANCORP in writing of its desire to make such election, including in such notice a reasonably complete summary of the election it desires to make and the reasons it desires to make such election at least 20 Business Days prior to the due date (including extensions thereof) for filing such election; and (ii) BANCORP shall not have responded in writing



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to such notice by the fifth Business Day prior to the due date (including extensions thereof) for filing such election.

               3.14.9 IRC Section 382 Applicability. None of GLOBAL or any of its Subsidiaries, including any party joining in any consolidated return to which GLOBAL is a member, underwent an "ownership change" as defined in IRC
Section 382(GLOBAL) within the "testing period" (as defined in IRC Section 382) ending immediately before the Effective Time, and not taking into account any transactions contemplated by this Agreement.

               3.14.10 Disclosure Information. GLOBAL has delivered to BANCORP a schedule setting forth the following information with respect to GLOBAL and CAPITOL and as of the most recent practicable date (as well as on an estimated pro forma basis as of the Closing giving effect to the consummation of the transactions contemplated hereby): (a) GLOBAL's and CAPITOL's basis in its assets; (b) the amount of any net operating loss, net capital loss, unused investment or other credit, unused foreign tax, or excess charitable contribution allocable to GLOBAL and CAPITOL; and (c) the amount of any deferred gain or loss allocable to GLOBAL and CAPITOL and arising out of any deferred intercompany transactions.

        Section 3.15 Performance of Obligations. GLOBAL and its Subsidiaries have performed all material obligations required to be performed by them to date and none of GLOBAL or any of its Subsidiaries is in default under or in breach of any term or provision of any covenant, contract, lease, indenture or any other agreement, written or oral, to which any is a party, is subject or is otherwise bound, and no event has occurred that, with the giving of notice or the passage of time or both, would constitute such a default or breach, where such default or breach or failure to perform would have a Material Adverse Effect on GLOBAL or its Subsidiaries. To GLOBAL's and CAPITOL's Knowledge, and except as disclosed on Schedule 3.15 or in the portion of Schedule 3.16 that identifies 90-day past due or classified or nonaccrual loans, no party with whom GLOBAL or any of its Subsidiaries has an agreement that is of material importance to the businesses of GLOBAL or its Subsidiaries is in default thereunder.

        Section 3.16 Loans and Investments. Except as set forth on Schedule 3.16, all loans, leases and other extensions of credit, and guaranties, security agreements or other agreements supporting any loans or extensions of credit, and investments of GLOBAL or their Subsidiaries are, and constitute, in all material respects, the legal, valid and binding obligations of the parties thereto and are enforceable against such parties in accordance with their terms, except as the enforceability thereof may be limited by applicable law and otherwise by bankruptcy, insolvency, moratorium or other similar laws affecting the rights of creditors generally and by general equitable principles. Except as described on
Schedule 3.16, as of June 1, 1999, no loans or investments held by GLOBAL or any Subsidiary are: (i) more than ninety days past due with respect to any scheduled payment of principal or interest, other than loans on a nonaccrual status; (ii) classified as "loss," "doubtful," "substandard" or "specially mentioned" by GLOBAL and CAPITOL or any banking regulators; or (iii) on a nonaccrual status in accordance with GLOBAL's loan review procedures. Except as set forth on Schedule 3.16, none of such assets (other than loans) are subject to any restrictions, contractual, statutory or other, that would materially impair the ability of the entity holding such investment to dispose freely of any such assets at any time, except restrictions on the public distribution or transfer of any such investments under the Securities Act and the regulations thereunder or state securities laws and pledges or security interests given in connection with



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government deposits. All loans, leases or other extensions of credit outstanding, or commitments to make any loans, leases or other extensions of credit to any Affiliates of GLOBAL or CAPITOL are disclosed on Schedule 3.16. For outstanding loans or extensions of credit or commitments to make loans or extensions of credit where the original principal amounts are in excess of $25,000 and which by their terms are either secured by collateral or supported by a guaranty or similar obligation, the security interests have been duly perfected in all material respects and have the priority they purport to have in all material respects, other than by operation of law, and, in the case of each guaranty or similar obligation, each has been duly executed and delivered to GLOBAL or any Subsidiary, and to GLOBAL's or CAPITOL's Knowledge, is still in full force and effect.

        Section 3.17 Brokers and Finders. Except as set forth on Schedule 3.17, none of GLOBAL or any of its Subsidiaries is a party to or obligated under any agreement with any broker or finder relating to the transactions contemplated hereby, and neither the execution of this Agreement, the Merger Agreements, nor the consummation of the transactions provided for herein or therein, will result in any liability to any broker or finder. GLOBAL or CAPITOL agrees to indemnify and hold harmless BANCORP and its affiliates, and to defend with counsel selected by BANCORP and reasonably satisfactory to GLOBAL, from and against any liability, cost or expense, including attorneys' fees, incurred in connection with a breach of this Section 3.17.

        Section 3.18 Material Contracts. Schedule 3.18 to this Agreement contains a complete and accurate written list of all material agreements, obligations or understandings, written and oral, to which GLOBAL or any Subsidiary is a party as of the date of this Agreement, except for loans and other extensions of credit made by GLOBAL or CAPITOL in the ordinary course of its business and those items specifically disclosed in the GLOBAL Financial Statements.

        Section 3.19 Absence of Material Adverse Effect. Since January 1, 1999, the respective businesses of GLOBAL and its Subsidiaries have been conducted only in the ordinary course, in the same manner as theretofore conducted, and no event or circumstance has occurred or is expected to occur which has had or which, with the passage of time or otherwise, could reasonably be expected to have a Material Adverse Effect on GLOBAL or CAPITOL.

        Section 3.20 Undisclosed Liabilities. Except as disclosed on Schedule 3.20, none of GLOBAL or any of its Subsidiaries has any liabilities or obligations, either accrued, contingent or otherwise, that are material to GLOBAL and its Subsidiaries and that have not been: (a) reflected or disclosed in the GLOBAL Financial Statements; or (b) incurred subsequent to December 31, 1998 in the ordinary course of business. GLOBAL or CAPITOL has no Knowledge of any basis for the assertion against GLOBAL or any of its Subsidiaries, of any liability, obligation or claim (including without limitation that of any Governmental Entity) that will have or cause, or could reasonably be expected to have or cause, a Material Adverse Effect on GLOBAL or CAPITOL that is not fully and fairly reflected and disclosed in the GLOBAL Financial Statements or on
Schedule 3.20.

        Section 3.21 Employees; Employee Benefit Plans; ERISA.

               3.21.1 All material obligations of GLOBAL or its Subsidiaries for payment to trusts or other funds or to any Governmental Entity or to any individual, director, officer, employee or agent (or his or her heirs, legatees or legal representatives) with respect to unemployment compensation benefits, profit-sharing, pension or retirement benefits or social security benefits,



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whether arising by operation of law, by contract or by past custom, have been properly accrued for the periods covered thereby on the GLOBAL Financial Statements and paid when due. All material obligations of GLOBAL or its Subsidiaries, whether arising by operation of law, by contract or by past custom for vacation or holiday pay, bonuses and other forms of compensation which are payable to their respective directors, officers, employees or agents have been properly accrued on the GLOBAL Financial Statements for the periods covered thereby and paid when due. Except as set forth on Schedule 3.21.1, there are no unfair labor practice complaints, strikes, slowdowns, stoppages or other controversies pending or, to the Knowledge of GLOBAL or CAPITOL, attempts to unionize or controversies threatened between GLOBAL or any Subsidiary or Affiliate and or relating to, any of their employees that are likely to have a Material Adverse Effect on GLOBAL and its Subsidiaries, taken as a whole. None of GLOBAL or any Subsidiary is a party to any collective bargaining agreement with respect to any of their employees and, except as set forth on Schedule 3.21.1, none of GLOBAL or any Subsidiary is a party to a written employment contract with any of their respective employees and there are no understandings with respect to the employment of any officer or employee of GLOBAL or any Subsidiary which are not terminable by GLOBAL or such Subsidiary without liability on not more than thirty (30) days' notice. Except as disclosed in the GLOBAL Financial Statements for the periods covered thereby, all material sums due for employee compensation have been paid and all employer contributions for employee benefits, including deferred compensation obligations, and all material benefit obligations under any Employee Plan (as defined in Section 3.21.3 hereof) or any Benefit Arrangement (as defined in Section 3.21.4 hereof) have been duly and adequately paid or provided for in accordance with plan documents. Except as set forth on Schedule 3.21.1, no director, officer or employee of GLOBAL or any Subsidiary is entitled to receive any payment of any amount under any existing agreement, severance plan or other benefit plan as a result of the consummation of any transaction contemplated by this Agreement or the Merger Agreement. To GLOBAL's or CAPITOL's Knowledge, it has materially complied with all applicable federal and state statutes and regulations which govern workers' compensation, equal employment opportunity and equal pay, including, but not limited to, all civil rights laws, Presidential Executive Order 1124, the Fair Labor Standards Act of 1938, as amended, and the Americans with Disabilities Act.

               3.21.2 GLOBAL has delivered as Schedule 3.21.2 a complete list of:

                      (a) All current employees of GLOBAL or any of its Subsidiaries together with each employee's tenure with GLOBAL or such Subsidiary, title or job classification, and the current annual rate of compensation anticipated to be paid to each such employee; and

                      (b) All Employee Plans and Benefit Arrangements, including all plans or practices providing for current compensation or accruals for active Employees, including, but not limited to, all employee benefit plans, all pension, profit-sharing, retirement, bonus, stock option, incentive, deferred compensation, severance, long-term disability, medical, dental, health, hospitalization, life insurance or other insurance plans or related benefits.

               3.21.3 Except as disclosed on Schedule 3.21.3, none of GLOBAL or any of its Subsidiaries maintains, administers or otherwise contributes to any "employee benefit plan," as defined in Section 3(3) of ERISA, which is subject to any provisions of ERISA and covers any employee, whether active or retired, of GLOBAL or any of its Subsidiaries (any such plan being herein referred to as an "Employee Plan"). True and complete copies of each such Employee Plan,



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including amendments thereto, have been previously delivered to BANCORP, together with (i) all agreements regarding plan assets with respect to such Employee Plans, (ii) a true and complete copy of the annual reports for the most recent three years (Form 5500 Series including, if applicable, Schedules A and B thereto) prepared in connection with any such Employee Plan, (iii) a true and complete copy of the actuarial valuation reports for the most recent three years, if any, prepared in connection with any such Employee Plan covering any active employee of GLOBAL or its Subsidiaries, (iv) a copy of the most recent summary plan description of each such Employee Plan, together with any modifications thereto, and (v) a copy of the most recent favorable determination letter (if applicable) from the Internal Revenue Service for each Employee Plan. None of the Employee Plans is a "multi-employer plan" as defined in Section 3(37) of ERISA or a "multiple employer plan" as covered in Section 412 of the IRC, and none of GLOBAL or any of its Subsidiaries has been obligated to make a contribution to any such multi-employer or multiple employer plan within the past five years. None of the Employee Plans of GLOBAL or any of its Subsidiaries is, or for the last five years has been, subject to Title IV of ERISA. Each Employee Plan which is intended to be qualified under Section 401(a) of the IRC is so qualified and each trust maintained pursuant thereto is exempt from income tax under Section 501(a) of the IRC, and none of GLOBAL or any of its Subsidiaries is aware of any fact which has occurred which would cause the loss of such qualification or exemption.

               3.21.4 Except as disclosed in Schedule 3.21.2, none of GLOBAL or any of its Subsidiaries maintains (other than base salary and base wages) any form of current or deferred compensation, bonus, stock option, stock appreciation right, severance pay, salary continuation, retirement or incentive plan or arrangement for the benefit of any director, officer or employee, whether active or retired, of GLOBAL or any of its Subsidiaries or for any class or classes of such directors, officers or employees. Except as disclosed in
Schedule 3.21.2, none of GLOBAL or any of its Subsidiaries maintains any group or individual health insurance, welfare or similar plan or arrangement for the benefit of any director, officer or employee of GLOBAL or any of its Subsidiaries, whether active or retired, or for any class or classes of such directors, officers or employees. Any such plan or arrangement described in this
Section 3.21.4, copies of which have been delivered to BANCORP, shall be herein referred to as a "Benefit Arrangement."

               3.21.5 To GLOBAL's or CAPITOL's Knowledge, all Employee Plans and Benefit Arrangements are operated in material compliance with the requirements prescribed by any and all statutes, governmental or court orders, or governmental rules or regulations currently in effect, including but not limited to ERISA and the IRC, applicable to such plans or arrangements, and plan documents relating to any such plans or arrangements, comply with or will be amended to comply with applicable legal requirements. To GLOBAL's or CAPITOL's Knowledge, none of GLOBAL or any of its Subsidiaries, nor any Employee Plan, nor any trusts created thereunder, nor any trustee, administrator nor any other fiduciary thereof, has engaged in a "prohibited transaction," as defined in
Section 406 of ERISA and Section 4975 of the IRC, that could subject GLOBAL or any of its Subsidiaries or BANCORP to liability under Section 409 or 502(i) of ERISA or Section 4975 of the IRC or that would adversely affect the qualified status of such plans; each "plan official" within the meaning of Section 412 of ERISA of each Employee Plan is bonded to the extent required by such Section 412; with respect to each Employee Plan, to GLOBAL's Knowledge, no employee of GLOBAL's or CAPITOL's or any Subsidiary, nor any fiduciary of any Employee Plan, has engaged in any breach of fiduciary duty as defined in Part 4 of Subtitle B of Title I of ERISA which could subject GLOBAL or any of its Subsidiaries to liability if GLOBAL or any such Subsidiary is



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obligated to indemnify such Person against liability. Except as disclosed in
Schedule 3.21.5, GLOBAL and its Subsidiaries have not failed to make any material contribution or pay any amount due and owing as required by law or the terms of any Employee Plan or Benefit Arrangement.

               3.21.6 Except as set forth on Schedule 3.21.6, no Employee Plan or Benefit Arrangement has any material liability of any nature, accrued or contingent, including, without limitation, liabilities for federal, state, local or foreign taxes, interest or penalty other than liability for claims arising in the course of the administration of each such Employee Plan. Except as set forth on Schedule 3.21.6, there is no pending, or to GLOBAL's or CAPITOL's Knowledge threatened, legal action, proceeding or investigation against any Employee Plan which could result in material liability to such Employee Plan, other than routine claims for benefits, and there is no basis for any such legal action, proceeding or investigation.

               3.21.7 Each Benefit Arrangement which is a group health plan (within the meaning of such term under IRC Section 4980B(2)) materially complies and has materially complied with the requirements of Section 601 through 608 of ERISA or Section 4980B of the IRC governing continuation coverage requirements for employee-provided group health plans.

               3.21.8 Except as disclosed in Schedule 3.21.8, none of GLOBAL or any of its Subsidiaries maintains any Employee Plan or Benefit Arrangement pursuant to which any benefit or other payment will be required to be made by GLOBAL or any of its Subsidiaries or Affiliates or pursuant to which any other benefit will accrue or vest in any director, officer or employee of GLOBAL or any Subsidiary or Affiliate thereof, in either case as a result of the consummation of the transactions contemplated by this Agreement or the Merger Agreements.

        Section 3.22 Powers of Attorney. No power of attorney or similar authorization given by GLOBAL or any Subsidiary thereof is presently in effect or outstanding other than powers of attorney given in the ordinary course of business with respect to routine matters.

        Section 3.23 Hazardous Materials. Except as set forth on Schedule 3.23:

               3.23.1 Except for ordinary and necessary quantities of cleaning, pest control and office supplies, and other small quantities of Hazardous Substances that are used in the ordinary course of the respective businesses of GLOBAL and its Subsidiaries and in compliance with applicable Environmental Laws, or ordinary rubbish, debris and nonhazardous solid waste stored in garbage cans or bins for regular disposal off-site, or petroleum contained in and de minimis quantities discharged from motor vehicles in their ordinary operation on any of the GLOBAL Properties (as defined below), GLOBAL and its Subsidiaries have not engaged in the generation, use, manufacture, treatment, transportation, storage (in tanks or otherwise), or the disposal, of Hazardous Substances other than as permitted by and only in compliance with applicable law. To GLOBAL's or CAPITOL's Knowledge, no Hazardous Substances have been released, emitted or disposed of, or otherwise deposited, on, in or from any real property which is now or has been previously owned since January 1, 1995, or which is currently or during the past three years was leased, by GLOBAL or any of its Subsidiaries, including OREO (collectively, the "GLOBAL Properties"), or to GLOBAL's or CAPITOL's Knowledge, on or in any real property in which GLOBAL or any of its Subsidiaries now holds any security interest, mortgage or other lien or interest with an underlying obligation in excess of $25,000 ("GLOBAL Collateralizing Real Estate"), except for (i) matters



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disclosed on Schedule 3.23; (ii) ordinary and necessary quantities of cleaning, pest control and office supplies used and stored in compliance with applicable Environmental Laws, or ordinary rubbish, debris and nonhazardous solid waste stored in garbage cans or bins for regular disposal off-site, or petroleum contained in, and de minimis quantities discharged from, motor vehicles in their ordinary operation on such GLOBAL Properties; and (iii) such releases, emissions, disposals or deposits which constituted a violation of an Environmental Law but did not have a Material Adverse Effect on the GLOBAL Property involved and would not result in the incurrence or imposition of any liability, expense, penalty or fine against GLOBAL or any of its Subsidiaries in excess of $25,000 individually or in the aggregate. To GLOBAL's of CAPITOL's Knowledge, no activity has been undertaken on any of the GLOBAL Properties since January l, 1995, and to the Knowledge of GLOBAL or CAPITOL no activities have been or are being undertaken on any of the GLOBAL Collateralizing Real Estate, that would cause or contribute to:

                      (a) any of the GLOBAL Properties or GLOBAL Collateralizing Real Estate becoming a treatment, storage or disposal facility within the meaning of RCRA or any similar state law or local ordinance;

                      (b) a release or threatened release of any Hazardous Substances under circumstances which would violate any Environmental Laws; or

                      (c) the discharge of Hazardous Substances into any soil, subsurface water or ground water or into the air, or the dredging or filling of any waters, that would require a permit or any other approval under the Federal Water Pollution Control Act, 33 U.S.C. Section 1251 et seq., the Clean Air Act, as amended, 42 U.S.C. Section 7401 et seq., or any similar federal or state law or local ordinance; the cumulative effect of which would have a material adverse effect on the GLOBAL Property or GLOBAL Collateralizing Real Estate involved.

               3.23.2 To the Knowledge of GLOBAL or CAPITOL, there are not, and never have been, any underground storage tanks located in or under any of the GLOBAL Properties.

               3.23.3 None of GLOBAL or any of its Subsidiaries has received any written notice of, and to the Knowledge of GLOBAL or CAPITOL none has received any verbal notice of, any pending or threatened claims, investigations, administrative proceedings, litigation, regulatory hearings or requests or demands for remedial or responsive actions or for compensation, with respect to any of the GLOBAL Properties or GLOBAL Collateralizing Real Estate, alleging noncompliance with or violation of any Environmental Law or seeking relief under any Environmental Law and none of the GLOBAL Properties or GLOBAL Collateralizing Real Estate is listed on the United States Environmental Protection Agency's National Priorities List of Hazardous Waste Sites, or, to the Knowledge of GLOBAL, any other list, schedule, log, inventory or record of hazardous waste sites maintained by any federal, state or local agency.

               3.23.4 As used throughout this Agreement "Hazardous Substances" shall mean any material or substance which is (i) defined as a "hazardous waste," "extremely hazardous waste" or "restricted hazardous waste" under Sections 25115, 25117 or 25122.7, or listed pursuant to Section 25140, of the California Health and Safety Code Division 20, Chapter 6.5 (Hazardous Waste Control Law); (ii) defined as a "hazardous substance" under Section 25316 of the California Health and Safety Code, Division 20, Chapter 6.8 (Carpenter-Presley-Tanner Hazardous Substance Account



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Act); (iii) defined as a "hazardous material," "hazardous substance" or
"hazardous waste" under Section 25501 of the California Health and Safety Code, Division 20, Chapter 6.95 (Hazardous Materials Release Response Plans and Inventory); (iv) defined as a "hazardous substance" under Section 25281 of the California Health and Safety Code, Division 20, Chapter 6.7 (Underground Storage of Hazardous Substances); (v) petroleum or any fraction thereof, any petroleum product and by-product, gasoline or crude oil; (vi) asbestos or asbestos containing materials; (vii) listed under Article 9 or defined as hazardous or extremely hazardous pursuant to Article 11 of Title 22 of the California Administrative Code, Division 4, Chapter 20; (viii) designated as a "hazardous substance" pursuant to Section 311 of the Federal Water Pollution Control Act (33 U.S.C. 1317); (ix) defined as a "hazardous waste" pursuant to Section 1004 of the RCRA; (x) defined as a "hazardous substance" pursuant to Section 101 of CERCLA; (ix) defined under all other existing and/or currently proposed federal, state and local laws, ordinances, rules, regulations, orders, requirements, and decrees (in each case having the force of law) regulating, relating to, or imposing liability or standards of conduct concerning any hazardous, toxic or dangerous waste, substance or material; or (xii) any substance, product, waste or other material of any nature whatsoever which may give rise to liability (A) under any of the statutes or regulations described in clauses (i) through (ix) above; or (B) under any reported decisions of any state or federal court having jurisdiction over GLOBAL, CAPITOL or any portion of the GLOBAL Properties or GLOBAL Collateralizing Real Estate.

        Section 3.24 Stock Options. Schedule 3.24 to this Agreement contains a description of the GLOBAL Stock Option Plan and list of all GLOBAL Stock Options outstanding, indicating for each: (a) the grant date; (b) whether vested or unvested; (c) exercise price; and (d) a vesting schedule by optionee.

        Section 3.25 Regulatory Approvals. To the best Knowledge of GLOBAL and CAPITOL there are no facts, events or conditions applicable to GLOBAL or CAPITOL which will or reasonably could adversely affect the likelihood of securing the regulators approvals or consents of any Governmental Entity to the Mergers and transactions completed by this Agreement.

        Section 3.26 Year 2000 Compliance. All of GLOBAL's and CAPITOL's internal systems and all products and services marked by either of them are fully Year 2000 Compliant. To be "Year 2000 compliant," a system or product or service must at all times before, during and after January 1, 2000 accurately process and handle data and time data (including, but not limited to calculating, comparing and sequencing) from, into and between the twentieth and twenty-first centuries, in the years 1999 and 2000, including leap year calculations, to the extent that other information technology used in combination with such internal systems and such products properly exchange date/time with it. To the extent any such internal systems and such products and services must perform as a system, such internal systems and such products and services used in combination with other such internal systems and such products and services, respectively, must properly exchange date/time data with them in accordance with the foregoing warranty. There are no pending, and neither GLOBAL or CAPITOL has any knowledge of any threatened, claims against GLOBAL or CAPITOL relating to whether the products and services of GLOBAL and CAPITOL are Year 2000 Compliant.

        Section 3.27 Effective Date of Representations, Warranties, Covenants and Agreements. Each representation, warranty, covenant and agreement of GLOBAL and CAPITOL set forth in this Agreement shall be deemed to be made on and as of the date hereof and as of the Effective Time.



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              ARTICLE 4. REPRESENTATIONS AND WARRANTIES OF BANCORP

        BANCORP and BANK represent and warrant to GLOBAL and CAPITOL that:

        Section 4.1 Organization; Corporate Power; Etc. BANCORP is a California corporation duly organized, validly existing and in good standing under the laws of the State of California and have all requisite corporate power and authority to own, lease and operate its respective properties and assets and to carry on its respective business substantially as it is being conducted on the date of this Agreement. BANCORP is a bank holding company registered under the BHCA. Each of BANCORP's Subsidiaries has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business substantially as it is being conducted on the date of this Agreement, except where the failure to have such power or authority would not have a Material Adverse Effect on BANCORP taken as a whole or the ability of BANCORP to consummate the transactions contemplated by this Agreement. BANCORP has all requisite corporate power and authority to enter into this Agreement and, subject to obtaining all Requisite Regulatory Approvals, BANCORP will have the requisite corporate power and authority to perform its respective obligations hereunder with respect to the consummation of the transactions contemplated hereby. BANCORP is the sole shareholder of BANK. BANK is a California state-chartered banking authorized by the CDFI to conduct a general banking business in California. BANK is not a member of the Federal Reserve System. BANK's deposits are insured by the FDIC in the manner and to the full extent provided by law. Neither the scope of business of BANCORP or any Subsidiary, including BANK, nor the location of any of their respective properties, requires that BANCORP or any of its respective Subsidiaries be licensed to conduct business in any jurisdiction other than those jurisdictions in which they are licensed or qualified to do business as a foreign corporation, where the failure to be so licensed or qualified would, individually or in the aggregate, have a Material Adverse Effect on BANCORP taken as a whole.

        Section 4.2 Licenses and Permits. Except as disclosed on Schedule 4.2, BANCORP and its Subsidiaries have all material licenses, certificates, franchises, rights and permits that are necessary for the conduct of their respective businesses, and such licenses are in full force and effect, except for any failure to be in full force and effect that would not, individually or in the aggregate, have a Material Adverse Effect on BANCORP taken as a whole, or on the ability of BANCORP and/or BANK to consummate the transactions contemplated by this Agreement. The properties, assets, operations and businesses of BANCORP and those of its Subsidiaries, including BANK, are and have been maintained and conducted, in all material respects, in compliance with all applicable licenses, certificates, franchises, rights and permits.

        Section 4.3 Subsidiaries. Other than as set forth on Schedule 4.3, there is no corporation, partnership, joint venture or other entity in which BANCORP owns, directly or indirectly (except as pledgee pursuant to loans or stock or other interest held as the result of or in lieu of foreclosure pursuant to pledge or other security arrangement) any equity or other voting interest or position.

        Section 4.4 Authorization of Agreement; No Conflicts.

               4.4.1 The execution and delivery of this Agreement and the Merger Agreements and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the parts of BANCORP and BANK. This Agreement has been



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duly executed and delivered by BANCORP and BANK and constitutes a legal, valid and binding obligation of BANCORP and BANK, enforceable in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting the rights of creditors generally and by general equitable principles. The Merger Agreements, upon the receipt of all Requisite Regulatory Approvals and the due execution and filing of such Merger Agreements in accordance with the applicable provisions of the California Corporations Code, will constitute a legal, valid and binding obligation of BANK and BANCORP, enforceable in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting the rights of creditors generally or by general equitable principles.

               4.4.2 Except as discussed on Schedule 4.4, the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby does not and will not conflict with, or result in any violation of or default or loss of a material benefit under, any provision of the Articles of Incorporation or Bylaws of BANCORP and BANK, or except for the necessity of obtaining the Requisite Regulatory Approvals and successful completion of the BANCORP Public Offering, any material mortgage, indenture, lease, agreement or other material instrument, or any permit, concession, grant, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to BANCORP or BANK or any of their assets or properties or any of their respective Subsidiaries, other than any such conflict, violation, default or loss which (i) will not have a Material Adverse Effect on BANCORP and BANK taken as a whole; or (ii) will be cured or waived prior to the Effective Time. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required in connection with the execution and delivery of this Agreement by BANCORP and BANK or the performance by BANCORP and BANK of their obligations hereunder, except for (a) filings required in order to obtain Requisite Regulatory Approvals; (b) the filing of the Form S-1 Registration Statement with the SEC relative to the BANCORP Public Offering and the declaration of the effectiveness of the Form S-1 Registration Statement by the SEC and any applicable state securities law regulatory authorities; (c) the filing of the Form S-4 Registration Statement (including the Proxy Statement/Prospectus constituting a part thereof) with the SEC relating to the Mergers and the declaration of effectiveness of the Form S-4 Registration Statement by the SEC and any applicable state securities law regulatory authorities; (d) the filing and approval of the Merger Agreements with the Secretary of the State of California; (e) consummation of the Branch Purchase; (f) any approvals required to be obtained pursuant to the BHCA or the Federal Deposit Insurance Act or any other required governmental approval for the execution and delivery of this Agreement by BANCORP and BANK or the consummation of the Mergers; (g) any consents, authorizations, approvals, filings or exemptions required to be made or obtained under the securities or "blue sky" laws of various jurisdictions in connection with the issuance of shares of BANCORP Common Stock contemplated by this Agreement; and (h) as set forth in Schedule 4.4.

        Section 4.5 Capital Structure of BANCORP. As of the Effective Time, the authorized capital stock of BANCORP shall consist of 50,000,000 shares of BANCORP Common Stock, no par value per share. As of November 1, 1999, 4,726,786 shares of BANCORP Common Stock were outstanding, and as of September 30, 1999, 1,211,337 shares of BANCORP Common Stock were reserved for issuance pursuant to BANCORP stock option plans and former BANK stock option agreements (the "BANCORP Stock Plans"). All outstanding shares of BANCORP Common Stock are validly issued, fully paid and nonassessable and do not possess any preemptive rights and were



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not issued in violation of any preemptive rights or any similar rights of any
Person. The issuance of the shares of BANCORP Common Stock proposed to be issued pursuant to this Agreement at the Effective Time will have been duly authorized by all requisite corporate action of BANCORP, and such shares, when issued as contemplated by this Agreement, will constitute duly authorized, validly issued and shares of BANCORP Common Stock, and will not have been issued in violation of any preemptive or similar rights of any Person. As of the date of this Agreement, and except for this Agreement and the BANCORP Stock Plans or as set forth in Schedule 4.5, BANCORP does not have outstanding any options, warrants, calls, rights, commitments, securities or agreements of any character to which BANCORP is a party or by which it is bound obligating BANCORP to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of BANCORP or obligating BANCORP to grant, extend or enter into any such option, warrant, call, right, commitment or agreement.

        Section 4.6 BANCORP Filings.

               4.6.1 Since January 1, 1996, BANCORP and its Subsidiaries have timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that were required to be filed with (a) the Federal Reserve Board or any Federal Reserve Bank; (b) the FDIC; (c) the SEC; and (d) any other applicable federal, state or local governmental or regulatory authority. All such reports, registrations and filings including the BANCORP Financial Statements are collectively referred to as the "BANCORP Filings". Except to the extent prohibited by law, copies of the BANCORP Filings have been made available to GLOBAL. As of their respective filing or mailing dates, each of the past BANCORP Filings complied in all material respects with all of the statutes, rules and regulations enforced or promulgated by the governmental or regulatory authority with which it was filed (or was amended so as to be so promptly following discovery of any such noncompliance) and none contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

               4.6.2 BANCORP, or BANK, as the case may be, have timely filed each report, schedule, and amendments to each of the foregoing since January 1, 1996 that BANCORP, or BANK, was required to file with the Federal Reserve Bank, FDIC or CDFI, all of which have been made available to GLOBAL. The financial statements of BANCORP included in the BANCORP Filings comply in all material respects with applicable accounting requirements and have been prepared in accordance with GAAP, or applicable regulatory accounting principles, applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto, and fairly present (subject, in the case of the unaudited statements, to recurring adjustments normal in nature and amount) the consolidated financial position of BANCORP as of the dates thereof and the consolidated results of its operations and cash flows or changes in financial position for the periods then ended.

        Section 4.7 Accuracy of Information Supplied.

               4.7.1 No representation or warranty of BANCORP contained herein or any statement, schedule, exhibit or certificate given or to be given by or on behalf of BANCORP or any of its Subsidiaries, including BANK, to GLOBAL in connection herewith and none of the information supplied or to be supplied by BANCORP or any of its Subsidiaries, including BANK, to GLOBAL



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hereunder contains or will contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

               4.7.2 None of the information supplied or to be supplied by BANCORP or relating to BANCORP and BANK which is included or incorporated by reference in (i) the Registration Statements to be filed with the SEC by BANCORP in connection with the BANCORP Public Offering of common stock by BANCORP and the issuance of shares of BANCORP Common Stock in the Mergers will, at the time the Registration Statements become effective under the Securities Act, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; (ii) the Proxy Statement/Prospectus and any amendment or supplement thereto will, at all times from the date of mailing to shareholders of GLOBAL through the date of the meeting of shareholders of GLOBAL to be held in connection with the Mergers, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; and (iii) the applications and forms to be filed with securities or "blue sky" authorities, self regulatory authorities, or any Governmental Entity in connection with the Mergers, the issuance of any shares of BANCORP Common Stock in connection with the Mergers, or any Requisite Regulatory Approvals in connection with the Mergers will, at the time filed or at the time they become effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

               4.7.3 BANCORP has or will deliver to GLOBAL copies of: (a) the audited balance sheets of BANCORP and its Subsidiaries as of December 31, 1998, 1997 and 1996 and the related statements of income, changes in shareholders' equity and cash flows for the years then ended and the related notes to such financial statements, all as audited by Richardson & Company, independent public accountants (the "BANCORP Financial Statements"), and BANCORP will hereafter until the Closing Date deliver to GLOBAL copies of additional financial statements of BANCORP as provided in Section 5.1.1(iii). The BANCORP Financial Statements have been prepared (and all of said additional financial statements will be prepared) in accordance with GAAP, or applicable regulatory accounting principles, applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) consistently followed throughout the periods covered by such statements, and present (and, when prepared, will present) fairly the financial position of BANCORP and its Subsidiaries as of the respective dates indicated and the results of operations, cash flows and changes in shareholders' equity at the respective dates and for the respective periods covered by such financial statements (subject, in the case of the unaudited statements, to recurring adjustments normal in nature and amount). In addition, BANCORP has delivered to GLOBAL copies of all management or other letters delivered to BANCORP by its independent accountants in connection with any of the BANCORP Financial Statements or by such accountants or any consultant regarding the internal controls or internal compliance procedures and systems of BANCORP issued at any time since January 1, 1995, and will make available for inspection by GLOBAL or its representatives, at such times and places as GLOBAL may reasonably request, reports and working papers produced or developed by such accountants or consultants.



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               4.7.4 Notwithstanding anything set forth elsewhere in the
Agreement no due diligence examination of BANCORP or BANK conducted by or on behalf of GLOBAL and CAPITOL either prior or subsequent to execution of this Agreement, shall have any effect whatsoever on the representations of BANCORP or BANK in this Section 4 or in any other section of this Agreement.

        Section 4.8 Compliance With Applicable Laws. Except as disclosed on
Schedule 4.8, , to the best of BANCORP's Knowledge, the respective businesses of BANCORP and its Subsidiaries are not being conducted in violation of any law, ordinance or regulation, except for violations which individually or in the aggregate would not have a Material Adverse Effect on BANCORP and its Subsidiaries, taken as a whole. No investigation or review by any Governmental Entity with respect to BANCORP is pending or, to the Knowledge of BANCORP threatened, nor has any Governmental Entity indicated to BANCORP an intention to conduct the same, other than those the outcome of which, as far as can be reasonably foreseen, will not have a Material Adverse Effect on BANCORP and its Subsidiaries, taken as a whole.

        Section 4.9 Performance of Obligations. BANCORP and its Subsidiaries have performed all material obligations required to be performed by them to date and none of BANCORP or any of its Subsidiaries is in default under or in breach of any term or provision of any covenant, contract, lease, indenture or any other agreement, written or oral, to which any is a party, is subject or is otherwise bound, and no event has occurred that, with the giving of notice or the passage of time or both, would constitute such a default or breach, where such default or breach or failure to perform would have a Material Adverse Effect on BANCORP and its Subsidiaries, taken as a whole. To BANCORP's Knowledge, and except as disclosed on Schedule 4.9, no party with whom BANCORP or any of its Subsidiaries has an agreement that is of material importance to the business of BANCORP and its Subsidiaries, taken as a whole, is in default thereunder.

        Section 4.10 Regulatory Approval. Neither BANCORP nor BANK is subject to any regulatory enforcement agreement. To the best knowledge of BANCORP there is no fact, event or condition applicable to BANCORP or BANK which will, or reasonably could be expected to, adversely affect the likelihood of securing the required approval or consent of any Governmental Entity to the Mergers and transaction contemplated by this Agreement.

        Section 4.11 Capital Offering. To the best knowledge of BANCORP there is no fact, event or condition applicable to BANCORP or BANK which will, or reasonably could be expected to, adversely affect BANCORP's ability to raise the capital, through the BANCORP Public Offering, necessary to complete the Mergers and the transaction contemplated by this Agreement; provided, however, that BANCORP makes and shall be deemed to have made no representation and warranty concerning the effect stock market conditions or the market for financial institution securities generally, or the market for BANCORP's securities in particular, may have on BANCORP's ability to raise capital, and this representation and warranty shall not be deemed to have been breached by BANCORP if stock market conditions or the market for financial institution securities generally, or the market for BANCORP's securities in particular, are such that BANCORP is unable to raise additional equity capital in a sufficient amount or, in BANCORP's sole judgment, on acceptable terms.



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        Section 4.12 Undisclosed Liabilities. Except as disclosed on Schedule
4.12, none of BANCORP or BANK has any liabilities or obligations, either accrued, contingent or otherwise, that are material to BANCORP or BANK and that have not been: (a) reflected or disclosed in the BANCORP Financial Statements; or (b) incurred subsequent to December 31, 1998 in the ordinary course of business. BANCORP or BANK has no Knowledge of any basis for the assertion against BANCORP or BANK, of any liability, obligation or claim (including without limitation that of any Governmental Entity) that will have or cause, or could reasonably be expected to have or cause, a Material Adverse Effect on BANCORP or BANK that is not fully and fairly reflected and disclosed in the BANCORP Financial Statements or on Schedule 4.12.

        Section 4.13 Litigation. Except as set forth in Schedule 4.13, there is no suit, action or proceeding or investigation pending, or to the Knowledge of BANCORP and BANK threatened against or affecting BANCORP or BANK which, if adversely determined, would have a Material Adverse Effect on BANCORP or BANK; nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against BANCORP or BANK that has, or which, insofar as reasonably can be foreseen, in the future would have, any such Material Adverse Effect.

        Section 4.14 Taxes.

               4.14.1 Filing of Returns. Except as set forth on Schedule 4.14.1(a), BANCORP and its Subsidiaries have duly prepared and filed federal, state, and local Returns (for Tax or informational purposes) which were required to be filed by or in respect of BANCORP and its Subsidiaries, or any of their properties, income and/or operations on or prior to the Closing Date. As of the time they were filed, the foregoing Returns accurately reflected the material facts regarding the income, business, asset, operations, activities, status, and any other information required to be shown thereon. Except as set forth in
Schedule 4.14.1(b), no extension of time within which BANCORP or any of its Subsidiaries may file any Return is currently in force.

               4.14.2 Payment of Taxes. Except as disclosed on Schedule 4.14.2 with respect to all amounts in respect of Taxes imposed on BANCORP or any Subsidiary or for which BANCORP or any Subsidiary is or could be liable, whether to taxing authorities (as, for example, under law) or to other Persons (as, for example, under Tax allocation agreements), with respect to all taxable periods or portions of periods ending on or before the Closing Date, all applicable tax laws and agreements have been or will be fully complied with in all material respects, and all such amounts required to be paid by or on behalf of BANCORP or any Subsidiary to taxing authorities or others on or before the date hereof have been paid.

        Section 4.15 Year 2000 Compliance. All of BANCORP's and BANK's internal systems and all products and services marked by either of them are fully Year 2000 Compliant. To be "Year 2000 compliant," a system or product or service must at all times before, during and after January 1, 2000 accurately process and handle data and time data (including, but not limited to calculating, comparing and sequencing) from, into and between the twentieth and twenty-first centuries, in the years 1999 and 2000, including leap year calculations, to the extent that other information technology used in combination with such internal systems and such products properly exchange date/time with it. To the extent any such internal systems and such products and services must perform as a system, such internal systems and such products and services used in combination with other such internal



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systems and such products and services, respectively, must properly exchange date/time data with them in accordance with the foregoing warranty. There are no pending, and neither BANCORP or BANK has any knowledge of any threatened, claims against BANCORP or BANK relating to whether the products and services of BANCORP and BANK are Year 2000 Compliant.

        Section 4.16 Effective Date of Representations, Warranties, Covenants and Agreements. Each representation, warranty, covenant and agreement of BANCORP and BANK set forth in this Agreement shall be deemed to be made on and as of the date hereof and as of the Effective Time.


                              ARTICLE 5. COVENANTS

        Section 5.1 Access to Information, Due Diligence, etc.

               5.1.1 Upon reasonable notice, each party shall permit the other party and their accountants, counsel and other representatives reasonable access to their officers, employees, properties, books, contracts, commitments and records and from the date hereof through the Effective Time, and shall furnish or provide access to each other as soon as practicable, (i) a copy of each of GLOBAL's Filings or BANCORP's Filings filed subsequent to the date of this Agreement promptly after such document has been filed with the appropriate Governmental Entity, provided, however, that copies of any Returns relating to Taxes of any of GLOBAL or any of its Subsidiaries shall be furnished to BANCORP at least 15 Business Days prior to the proposed date of filing thereof and shall not be filed without the prior approval of BANCORP, which approval shall not be unreasonably withheld or delayed; (ii) unless otherwise prohibited by law, a copy of each report, schedule and other documents filed or received by it during such period with any Regulatory Authority or the Internal Revenue Service or other taxing authority, as to documents other than related to employees or customers and other than those distributed to banks generally; (iii) as promptly as practicable following the end of each calendar month after the date hereof, a balance sheet of GLOBAL or BANCORP as of the end of such month; and (iv) all other information concerning its business, properties, assets, financial condition, results of operations, liabilities, personnel and otherwise as GLOBAL or BANCORP may reasonably request. In furtherance of the foregoing BANCORP or BANK shall have the right to examine CAPITOL's loan portfolio on a monthly basis.

               5.1.2 Until the Effective Time, a representative of BANCORP shall be entitled and shall be invited to attend meetings of the Board of Directors of GLOBAL and CAPITOL, and at least five (5) days' prior written notice of the dates, times and places of such meetings shall be given to BANCORP except that in the case of special meetings BANCORP shall receive the same number of days' prior notice as GLOBAL's or CAPITOL's directors receive for such meetings; provided, however, that such representative shall excuse himself or herself from any portion of any such meetings that (i) relate to approval of, or the exercise of any rights under, this Agreement by GLOBAL or CAPITOL, and (ii) involve discussions between such Board of Directors or such Loan Committee and legal counsel for GLOBAL or CAPITOL that are entitled to be protected from disclosure under an attorney-client privilege which would be lost due to the presence of such representative of BANCORP.



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               5.1.3 BANCORP, BANK, GLOBAL and CAPITOL each agrees to keep confidential and not divulge to any other party or Person (other than to the employees, attorneys, accountants and consultants of each who have a need to receive such information and other than as may be required by law) any information received from the other, unless and until such documents and other information otherwise becomes publicly available or unless the disclosure of such information is required by this Agreement or authorized by each party. In the event of termination of this Agreement for any reason, the parties shall promptly return, or at the election of the other party destroy, all nonpublic documents obtained from the other and any copies or notes of such documents (except as otherwise required by law) and, upon the request of the other party, confirm such destruction to the other in writing.

        Section 5.2 Shareholder Approval.

               5.2.1 GLOBAL shall promptly call a meeting of its shareholders to be held at the earliest practicable date after the date on which the Registration Statements are filed with the SEC for the purpose of approving this Agreement and authorizing the Merger Agreements and the Mergers. GLOBAL's Board of Directors will recommend to GLOBAL shareholders, approval of this Agreement, the Merger Agreements and the Mergers; provided, however, that the GLOBAL Board of Directors may withdraw its recommendation if such Board of Directors believes in good faith (based on a written opinion of a financial advisor that is experienced in evaluating the fairness of Acquisition Proposals) that a Superior Proposal (defined below) has been made and shall have determined in good faith, after consultation with and based on written advice of its outside legal counsel, that the withdrawal of such recommendation is necessary for such Board of Directors to comply with its fiduciary duties under applicable law.

               5.2.2 If the merger of GLOBAL with and into BANCORP approved by vote of the shareholders of GLOBAL, then, within ten (10) days thereafter GLOBAL shall send a Dissenting Shareholder Notice to each recordholder of any Dissenting Shares.

               5.2.3 Prior to the Effective Time of the Mergers, GLOBAL, as the sole shareholder of CAPITOL, and BANCORP as sole shareholder of BANK, shall take all action necessary for the consummation of the Mergers and the Branch Purchase.

        Section 5.3 Taking of Necessary Action.

               5.3.1 Subject to the terms and conditions of this Agreement, each of the parties hereto agrees, subject to applicable laws and the fiduciary duties of GLOBAL's, CAPITOL's, BANCORP's or BANK's Boards of Directors, as advised in writing by their respective counsel, to use all reasonable efforts promptly to take or cause to be taken all action and promptly to do or cause to be done all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement, the Merger Agreements and Branch Purchase Agreement, including, without limitation, the delivery of any certificate or other document reasonably requested by counsel to a party to this Agreement. Without limiting the foregoing, BANCORP, BANK, GLOBAL and CAPITOL will use their reasonable efforts to obtain all consents of third parties and Government Entities necessary or, in the reasonable opinion of BANCORP or GLOBAL advisable for the consummation of the transactions contemplated by this Agreement. Without limiting the foregoing, BANCORP and BANK take all



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actions necessary to execute and file the Merger Agreements and to effect all transactions contemplated of BANCORP and BANK by this Agreement, the Merger Agreements, and Branch Purchase Agreement and GLOBAL and CAPITOL shall take all actions necessary to effect all transactions contemplated by this Agreement, the Merger Agreements and Branch Purchase Agreement. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the Merger Agreements and Branch Purchase Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of GLOBAL, the proper officers or directors of BANCORP, BANK, GLOBAL or CAPITOL, as the case may be, shall take all such necessary action.

               5.3.2 The obligations of GLOBAL and CAPITOL contained in Section
6.2.5 of this Agreement shall continue to be in full force and effect despite any Default thereof by reason of receipt of a Superior Proposal (defined below) and any Default thereof by the defaulting party shall entitle BANCORP to such legal or equitable remedies as may be provided in this Agreement or by law notwithstanding that any action or inaction of the Board of Directors or officers of GLOBAL or CAPITOL which is required to enable such party to fulfill such obligations may be excused based on the continuing fiduciary obligations of GLOBAL's Board of Directors and officers to its shareholders. Notwithstanding the foregoing, however, in the event of a termination of this Agreement by BANCORP and the actual payment of the liquidated damages as provided for in
Section 8.5 of this Agreement, neither GLOBAL or CAPITOL or their respective directors or officers shall have any obligations or liabilities of any kind under this Agreement by reason of any such Default, and BANCORP shall have no further obligations of any kind under this Agreement.

               5.3.3 GLOBAL shall use its best efforts to cause each director, executive officer and other Person who is an "Affiliate" of GLOBAL (for purposes of Rule 145 under the Securities Act) to deliver to BANCORP, on the date of this Agreement, a written agreement in the form attached hereto as Exhibit 5.3 (the "Affiliate Agreements") which shall include a 180 day lockup provision.

        Section 5.4 Registration Statements and Applications.

               5.4.1 BANCORP and GLOBAL will cooperate and jointly prepare and file as promptly as practicable the Registration Statements, the statements, applications, correspondence or forms to be filed with appropriate State securities law regulatory authorities, and the statements, correspondence or applications to be filed to obtain the Requisite Regulatory Approvals to consummate the transactions contemplated by this Agreement. Each of BANCORP and GLOBAL shall use all reasonable efforts to have the Registration Statements declared effective under the Securities Act as promptly as practicable after such filing, and thereafter mail the Proxy Statement/Prospectus to the shareholders of GLOBAL. Each party will furnish all financial or other information, including accountant comfort letters relating thereto, certificates, consents and opinions of counsel concerning it and its Subsidiaries received by such party.

               5.4.2 Each party shall provide to the other at the request of the other party: (i) immediately prior to the filing thereof, copies of all material statements, applications, correspondence or forms to be filed with state securities law regulatory authorities, the SEC and other appropriate regulatory authorities to obtain the Requisite Regulatory Approvals to consummate the transactions contemplated by this Agreement; and (ii) promptly after delivery to, or receipt from,



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such regulatory authorities all written communications, letters, reports or other documents relating to the transactions contemplated by this Agreement.

        Section 5.5 Expenses.

               5.5.1 Subject to the provisions of this Agreement relating to the payment by BANCORP of certain of GLOBAL's expenses incurred in the preparation of the Proxy Statement/Prospectus and BANCORP Public Offering, whether or not the Mergers are consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring the same.

               5.5.2 GLOBAL and CAPITOL shall use their best efforts to ensure that their attorneys, accountants, financial advisors, investment bankers and other consultants engaged by it in connection with the transaction contemplated by this Agreement submit full and final bills on or before the Determination Date and that all such expenses are paid or properly accrued prior to the Determination Date.

        Section 5.6 Notification of Certain Events.

               5.6.1 GLOBAL shall provide to BANCORP, as soon as practicable, written notice (sent via facsimile and overnight mail or courier) of the occurrence or failure to occur of any of the events, circumstances or conditions that are the subject of Sections 6.1 and 6.2, which notice shall provide reasonable detail as to the subject matter thereof.

               5.6.2 BANCORP shall provide to GLOBAL, as soon as practicable, written notice (sent via facsimile and overnight mail or courier) of the occurrence or failure to occur of any of the events, circumstances or conditions that are the subject of Section 6.3 and 6.4, which notice shall provide reasonable detail as to the subject matter thereof.

               5.6.3 Each party shall promptly advise the others in writing of any change or event which could reasonably be expected to have a Material Adverse Effect on the business, properties, assets, financial condition, results of operations, liabilities or personnel of such party or on its ability to consummate the transactions contemplated by this Agreement or the Merger Agreements.

               5.6.4 GLOBAL and BANCORP shall immediately notify the other in writing in the event that such party becomes aware that the Registration Statements at any time contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary in order to make the statement therein, in light of the circumstances under which they were made, not misleading or that the Registration Statements otherwise are required to be amended and supplemented, which notice shall specify, in reasonable detail, the circumstances thereof. BANCORP shall promptly amend and supplement such materials and disseminate the new or modified information so as to fully comply with the Securities Act. If the amendment or supplement so required relates to information concerning GLOBAL, the out-of-pocket costs and expenses of preparing, filing and disseminating such amendment or supplement shall be borne by GLOBAL.

        Section 5.7 Closing Schedules. Subject to the provisions of Section 5.10, GLOBAL and CAPITOL has delivered to BANCORP on or before the date of this Agreement all of the Schedules



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to this Agreement which GLOBAL and CAPITOL are required to deliver to BANCORP hereunder (the "GLOBAL Schedules"). BANCORP has delivered to GLOBAL on or before the date of this Agreement all of the Schedules to this Agreement which BANCORP is required to deliver to GLOBAL hereunder ( the "BANCORP Schedules"). Immediately prior to the Closing Date, GLOBAL and CAPITOL shall have prepared updates of the GLOBAL Schedules provided for in this Agreement and shall deliver to BANCORP revised schedules containing the updated information (or a certificate signed by GLOBAL's or CAPITOL's Chief Executive Officer stating that there have been no changes on the applicable schedules); and BANCORP shall have prepared updates of the BANCORP Schedules provided for in this Agreement and shall deliver to GLOBAL revised Schedules containing updated information (or a certificate signed by BANCORP's Chief Executive Officer stating that there has been no change on the applicable schedules.) Such updated schedules shall sometimes be referred to collectively, as the "Closing Schedules." The Closing Schedules shall be dated as of the day prior to the Closing Date and shall contain information as of the day prior to the Closing Date or as of such earlier date as is practicable under the circumstances. In the event the Closing Schedules disclose an event, occurrence or circumstance that has had or could reasonably be expected to have a Material Adverse Effect on GLOBAL, on the one hand, or on BANCORP, on the other hand, or on consummation of the transactions contemplated by this Agreement, that was not disclosed in the previously delivered Schedules hereto, the party delivering such Closing Schedules (the "Affected Party") shall so notify the other party in the letter of transmittal for such Closing Schedules, the Closing Date shall be delayed for seven (7) Business Days and such other party shall be entitled to terminate this Agreement within five (5) Business Days after receiving such Closing Schedules that disclose such event, occurrence or circumstance. In the event of any such termination, the terminating party shall have no liability for such termination. The Affected Party shall have no liability to the terminating party in such an event unless (i) as a result of the existence of such event, occurrence or circumstance so disclosed in the Closing Schedules any of the representations or warranties of the Affected Party contained in this Agreement are found to have been untrue in any material respect as of the date of this Agreement, or (ii) the event, occurrence or circumstance could have been prevented in the exercise of reasonable diligence by any officers or directors of the Affected Party, in either of which cases the Affected Party shall be liable to the terminating party for Liquidated Damages as provided in Section 8.5 hereof.

        Section 5.8 Additional Accruals/Appraisals. Prior to the Closing Date, but after the Determination Date, at BANCORP's request, GLOBAL or CAPITOL shall, consistent with GAAP and applicable banking regulations, establish such additional accruals and reserves immediately prior to the Closing Date as may be necessary to conform GLOBAL's or CAPITOL's accounting and credit and OREO loss reserve practices and methods to those of BANCORP or BANK, provided, however, that no accrual or reserve made by GLOBAL or CAPITOL pursuant to this Section 5.8, or any litigation or regulatory proceeding arising out of any such accrual or reserve, or any other effect on GLOBAL or CAPITOL resulting from GLOBAL's or CAPITOL's compliance with this Section 5.8, shall constitute or be deemed to be a breach, violation of or failure to satisfy any representation, warranty, covenant, condition or other provision of this Agreement or otherwise be considered in determining whether any such breach, violation or failure to satisfy shall have occurred. Additionally, no such accrual or reserve made by GLOBAL or CAPITOL pursuant to this Section 5.8 shall be used by the parties in the calculation of the Cash Merger Price.

        Section 5.9 Updated Schedules and Exhibits. The parties acknowledge that the Schedules and Exhibits attached to this Agreement are incomplete as of the date hereof. The parties shall



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update and complete all Schedules and Exhibits required by this Agreement and shall deliver to the other parties such updated and completed Schedules and Exhibits within 30 days of the execution of this Agreement.


                         ARTICLE 6. CONDUCT OF BUSINESS

        Section 6.1 Affirmative Conduct of GLOBAL and CAPITOL. During the period from the date of execution of this Agreement through the Effective Time, GLOBAL and CAPITOL shall carry on their business, and in the ordinary course in substantially the manner in which heretofore conducted, subject to changes in law applicable to all California state-chartered industrial loan corporations or all nonmember financial entities insured by the FDIC and directives from regulators, and use all commercially reasonable efforts to preserve intact its business organization, keep available the services of its officers and employees, (other than terminations in the ordinary course of business) and preserve its relationships with customers, depositors, suppliers and others having business dealings with it; and, to these ends, shall fulfill each of the following:

               6.1.1 Use its commercially reasonable efforts, or cooperate with others, to expeditiously bring about the satisfaction of the conditions specified in Article 7 hereof;

               6.1.2 Advise BANCORP promptly in writing of any change that would have a Material Adverse Effect on its capital structure, financial condition, assets, results of operations, business or prospects or of any matter which would make the representations and warranties set forth in Article 3 hereof not true and correct in any material respect as of the effective date of the Registration Statement and at the Effective Time;

               6.1.3 Keep in full force and effect all of its existing material permits and licenses and those of its Subsidiaries;

               6.1.4 Use its commercially reasonable efforts to maintain insurance or bonding coverage on all material properties for which it is responsible and on its business operations, and carry not less than the same coverage for fidelity, public liability, personal injury, property damage and other risks equal to that which is in effect as of the date of this Agreement; and notify BANCORP in writing promptly of any facts or circumstances which could affect its ability, or that of any of its Subsidiaries, to maintain such insurance or bonding coverage;

               6.1.5 Perform its contractual obligations and not breach or come into default on any of such obligations, and not amend, modify, or, except as they may be terminated in accordance with their terms, terminate any material contract, agreement, understanding, commitment, or offer, whether written or oral, (collectively referred to as an "Understanding") or materially default in the performance of any of its obligations under any Understanding where such default would have a Material Adverse Effect on GLOBAL or CAPITOL;

               6.1.6 Duly observe and conform to all legal requirements applicable to its business, except for any failure to so observe and conform that would not, individually or in the aggregate, and, in the future will not, have a Material Adverse Effect on GLOBAL or CAPITOL;



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               6.1.7 Duly and timely file as and when due all reports and
Returns required to be filed with any Governmental Entity;

               6.1.8 Maintain its assets and properties in good condition and repair, normal wear and tear excepted;

               6.1.9 Promptly advise BANCORP in writing of any event or any other transaction within the Knowledge of GLOBAL and CAPITOL, whereby any Person or related group of Persons acquires, after the date of this Agreement, directly or indirectly, record or beneficial ownership (as defined in Rule 13d-3 promulgated by the SEC pursuant to the Exchange Act) or control of 5% or more of the outstanding shares of GLOBAL Common Stock either prior to or after the record date fixed for the GLOBAL shareholders' meeting or any adjourned meeting thereof to approve the transactions contemplated herein;

               6.1.10 (a) Prior to the Determination Date maintain a reserve for loan and lease losses ("Loan Loss Reserve") at a level which is adequate to provide for all known and reasonably expected losses on loans, leases and other extensions of credit outstanding and other inherent risks in GLOBAL's portfolio of loans and leases, in accordance with GAAP and applicable regulatory accounting principles and banking laws and regulations but in no exception shall such account be less than two million dollars ($2,000,000);

                      (b) Charge off all loans, receivables and other assets, or portions thereof, deemed uncollectible in accordance with GAAP, regulatory accounting principles, and applicable law or regulation, or which have been classified as "loss" or as directed by any regulatory authority, unless such classification or direction has been disregarded in good faith by GLOBAL and CAPITOL, GLOBAL and CAPITOL has submitted in writing to such regulatory authority the basis upon which it has so disregarded such classification or direction, and such regulatory authority retracts its direction requiring such charge-off;

               6.1.11 Furnish to BANCORP, as soon as practicable, and in any event within fifteen days after it is prepared: (i) a copy of any report submitted to the Board of Directors of GLOBAL and CAPITOL and access to the working papers related thereto, provided, however, that GLOBAL and CAPITOL need not furnish BANCORP any materials relating to deliberations of GLOBAL's and CAPITOL's Board of Directors with respect to its approval of this Agreement, communications of GLOBAL's and CAPITOL's legal counsel with the Board of Directors or officers of GLOBAL and CAPITOL regarding GLOBAL's and CAPITOL's rights against or obligations to BANCORP or its Subsidiaries under this Agreement, or books, records and documents covered by the attorney-client privilege or which are attorneys' work product; (ii) copies of all material reports, renewals, filings, certificates, statements, correspondence and other documents specific to GLOBAL and CAPITOL or filed with or received from any Federal Reserve Bank, the FDIC, the Commissioner or any Governmental Entity;
(iii) monthly unaudited balance sheets, statements of income and changes in shareholders' equity for GLOBAL and CAPITOL and its Subsidiaries and quarterly unaudited balance sheets, statements of income and changes in shareholders' equity for GLOBAL and CAPITOL, in each case prepared on a basis consistent with past practice; and (iv) such other reports as BANCORP may reasonably request (which are otherwise deliverable under this Section 6.1.11) relating to GLOBAL and CAPITOL. Each of the financial statements of GLOBAL and CAPITOL delivered pursuant to this Section 6.1.11 shall be accompanied by a certificate of the Chief Financial



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Officer of GLOBAL and CAPITOL to the effect that such financial statements fairly present the financial information presented therein of GLOBAL and CAPITOL, for the periods covered, subject to recurring adjustments normal in nature and amount, necessary for a fair presentation and are prepared on a basis consistent with past practice;

               6.1.12 GLOBAL and CAPITOL agree that through the Effective Time, as of their respect dates, (i) each GLOBAL Filing will be true and complete in all material respects; and (ii) each GLOBAL Filing will comply in all material respects with all of the statutes, rules and regulations enforced or promulgated by the Governmental Entity with which it will be filed and none will contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they will be made, not misleading. Any financial statement contained in any of such GLOBAL Filings that is intended to present the financial position of GLOBAL and CAPITOL during the periods involved to which it relates will fairly present in all material respects the financial position of GLOBAL and CAPITOL and will be prepared in accordance with GAAP or consistent with applicable regulatory accounting principles and banking law and banking regulations, except as stated therein;

               6.1.13 Maintain reserves for contingent liabilities in accordance with GAAP or applicable regulatory accounting principles, and consistent with past practices;

               6.1.14 Promptly notify BANCORP of the filing, or threatened filing, of any litigation, or the filing or threatened filing of any government or regulatory action, including an investigation or notice of investigation, or similar proceeding or notice of any material claims against GLOBAL and CAPITOL or any of their assets;

               6.1.15 Inform BANCORP of the amounts and categories of any loans, leases or other extensions of credit, or other assets, that have been classified by any bank regulatory authority or by any unit of GLOBAL and CAPITOL as "Specially Mentioned," "Renegotiated," "Substandard," "Doubtful," "Loss" or any comparable classification ("Classified Assets"). GLOBAL and CAPITOL will furnish to BANCORP, as soon as practicable, and in any event within fifteen days after the end of each calendar month, schedules including the following: (i) Classified Assets by type (including each credit or other asset in an amount equal to or greater than $10,000), and its classification category; (ii) nonaccrual credits by type (including each credit in an amount equal to or greater than $10,000); (iii) renegotiated loans by type (loans on which interest has been renegotiated to lower than market rates because of the financial condition of the borrowers); (iv) delinquent credits by type (including each delinquent credit in an amount equal to or greater than $10,000), including an aging into 30-89 and 90+ day categories; (v) loans or leases or other assets charged off, in whole or in part, during the previous month by type (including each such loan or lease or other asset in an amount equal to or greater than $10,000); and (vi) OREO or assets owned stating with respect to each its type;

               6.1.16 Furnish to BANCORP, upon BANCORP's request, schedules with respect to the following: (i) participating loans and leases, stating, with respect to each, whether it is purchased or sold and the loan or lease type;
(ii) loans or leases (including any commitments) by GLOBAL and CAPITOL to any director or officer (at or above the Vice President level) of GLOBAL or any of its Subsidiaries, or to any Person holding 5% or more of the capital stock of GLOBAL, including, with



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respect to each such loan or lease, the identity and, to the best Knowledge of
GLOBAL and CAPITOL, the relation of the borrower to GLOBAL and CAPITOL, the loan or lease type and the outstanding and undrawn amounts; and (iii) standby letters of credit, by type, (including each letter of credit in a face amount equal to or greater than $10,000); and

               6.1.17 Make available to BANCORP copies of each credit authorization package, consisting of all applications for and financial information regarding loans, renewals of loans or other extensions of credit of $25,000 or more (on a noncumulative basis) for secured loans or secured extensions of credit and $10,000 in the case of unsecured loans or unsecured extensions of credit, which are approved by GLOBAL and CAPITOL after the date of this Agreement, within ten Business Days of preparation of such packages.

        Section 6.2 Negative Covenants of GLOBAL and CAPITOL. During the period from the date of execution of this Agreement through the Effective Time, GLOBAL and CAPITOL agree that without BANCORP's prior written consent or as contemplated by this Agreement, they shall not:

               6.2.1 (a) Declare or pay any dividend on, other than regular cash dividends consistent with past practices, or make any other distribution in respect of, any of its capital stock; (b) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock; or
(c) repurchase or otherwise acquire any shares of its capital stock;

               6.2.2 Take any action that would or might result in any of the representations and warranties of GLOBAL and CAPITOL set forth in the Agreement becoming untrue in any material respect or any of the conditions to the Merger set forth in Article 7 not being satisfied, except to the extent such actions are required to be undertaken by applicable law, regulation or at the direction of any Regulatory Authority;

               6.2.3 Issue, deliver, sell, or grant, or authorize the issuance, delivery, sale or grant of, or purchase, any shares of the capital stock of GLOBAL and CAPITOL or any securities convertible or exercisable into or exchangeable for such capital stock, or any rights, warrants or options, except for the exercise of existing stock options under existing stock option plans or enter into any agreements to do any of the foregoing;

               6.2.4 Amend its Articles of Incorporation or Bylaws, except as required by applicable law or by the terms of this Agreement;

               6.2.5 Authorize or knowingly permit any of its representatives, directly or indirectly, to solicit or encourage any Acquisition Proposal (as hereinafter defined) or participate in any discussions or negotiations with, or provide any nonpublic information to, any Person or group of persons (other than BANCORP, and its representatives) concerning any such solicited Acquisition Proposal. GLOBAL and CAPITOL shall notify BANCORP immediately if any inquiry regarding an Acquisition Proposal is received by GLOBAL and CAPITOL, including the terms thereof. For purposes of this Section 6.2.5, "Acquisition Proposal" shall mean any (a) proposal pursuant to which any Person other than BANCORP would acquire or participate in a merger or other business combination or reorganization involving GLOBAL and CAPITOL; (b) proposal by which any Person or group, other than BANCORP, would acquire the right to vote ten percent (10%) or more of the



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capital stock of GLOBAL entitled to vote for the election of directors; (c)
acquisition of the assets of GLOBAL and CAPITOL other than in the ordinary course of business; or (d) acquisition in excess of ten percent (10%) of the outstanding capital stock of GLOBAL, other than as contemplated by this Agreement. Notwithstanding the foregoing, nothing contained in this Agreement shall prevent GLOBAL and CAPITOL or GLOBAL's and CAPITOL's Board of Directors from (i) furnishing nonpublic information to, or entering into discussions or negotiations with, any person or entity in connection with an unsolicited bona fide written Acquisition Proposal by such person or entity, or recommending an unsolicited bona fide written Acquisition Proposal to the shareholders of GLOBAL, if and only to the extent that (A) the Board of Directors of GLOBAL and CAPITOL has determined and believes in good faith (after consultation with and the concurrence of its financial advisor) that such Acquisition Proposal would, if consummated, result in a transaction materially more favorable, from a financial point of view, to GLOBAL's shareholders than the transaction contemplated by this Agreement (any such more favorable Acquisition Proposal being referred to in this Agreement as a "Superior Proposal") and GLOBAL's and CAPITOL's Board of Directors have determined in good faith, after consultation with and based on written advice from its outside legal counsel, that such action is necessary for GLOBAL and CAPITOL to comply with its fiduciary duties to shareholders under applicable law, and (B) prior to furnishing such nonpublic information to, or entering into discussions or negotiations with, such person or entity, GLOBAL's and CAPITOL's Board of Directors has received from such person or entity an executed confidentiality agreement, with terms no more favorable to such party than those contained in the Confidentiality Agreement between GLOBAL, CAPITOL, BANCORP and BANK, or (ii) complying with Rule 14e- 2 promulgated under the Exchange Act with regard to an Acquisition Proposal, if such Rule is applicable thereto;

               6.2.6 Acquire or agree to acquire by merging, consolidating with, or by purchasing all or a substantial portion of the assets of, or in any other manner, any business or any Person or otherwise acquire or agree to acquire any assets which are material to GLOBAL and CAPITOL, other than in the ordinary course of business consistent with prior practice;

               6.2.7 Sell, lease or otherwise dispose of any of its assets which are material, individually or in the aggregate, to GLOBAL and CAPITOL, except in the ordinary course of business consistent with prior practice;

               6.2.8 Incur any indebtedness for borrowed money or guarantee any such indebtedness or issue or sell any debt securities of GLOBAL or any of its Subsidiaries or guarantee any debt securities of others other than in the ordinary course of business consistent with prior practice;

               6.2.9 Enter into any Understanding, except: (a) deposits incurred, and short-term debt securities (obligations maturing within one year) issued, in its ordinary course of business consistent with prior practice, and liabilities arising out of, incurred in connection with, or related to the consummation of this Agreement; (b) commitments to make loans or other extensions of credit in the ordinary course of business consistent with prior practice; and (c) loan sales in the ordinary course of business, without any recourse, provided that no commitment to sell loans shall extend beyond the Effective Time;

               6.2.10 Make or enter into a commitment to make any loan or other extension of credit to any director, officer or employee of GLOBAL or any of its Subsidiaries, except in



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accordance with practice or policy in existence on the date of this Agreement and in compliance with all applicable laws and all applicable regulations and directives of any Governmental Entity;

               6.2.11 Except in the ordinary course of business consistent with prior practice or as required by an existing contract, and provided prior disclosure thereof has been made in Schedule 6.2.11, grant any general or uniform increase in the rates of pay of employees or employee benefits or any increase in salary or employee benefits of any officer, employee or agent or pay any bonus to any Person;

               6.2.12 Sell, transfer, mortgage, encumber or otherwise dispose of any assets or other liabilities except in the ordinary course of business consistent with prior practice or as required by any existing contract;

               6.2.13 Make the credit underwriting policies, standards or practices relating to the making of loans and other extensions of credit, or commitments to make loans and other extensions of credit, or the Loan Loss Reserve policies, less stringent than those in effect on December 31, 1998 or reduce the amount of the Loan Loss Reserves or any other reserves for potential losses or contingencies;

               6.2.14 Make any capital expenditures, or commitments with respect thereto, except those in the ordinary course of business which do not exceed $5,000 individually or $15,000 in the aggregate;

               6.2.15 Renew, extend or amend any existing employment contract or agreement, enter into any new employment contract or agreement or make any bonus or any special or extraordinary payments to any Person;

               6.2.16 Except in the ordinary course of business consistent with prior practice, and in compliance with applicable laws and regulations, make any material investments, by purchase of stock or securities, contributions of capital, property transfers, purchases of any property or assets or otherwise, in any other individual, corporation or other entity;

               6.2.17 Except as otherwise required to correct a prior filing, compromise or otherwise settle or adjust any assertion or claim of a deficiency in Taxes (or interest thereon or penalties in connection therewith) or file any appeal from an asserted deficiency except in a form previously approved by BANCORP, which approval will not be unreasonably withheld, in writing, or file or amend any federal, foreign, state or local Tax Return or report or make any tax election or change any method or period of accounting unless required by GAAP or applicable law and, then, only after submitting such Tax return or report or proposed Tax election or change in any method or period of accounting, to BANCORP for its approval, which it shall not unreasonably withhold or delay;

               6.2.18 Except as contemplated in this Agreement, terminate any Employee Plan or Benefit Arrangement;



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               6.2.19 Change its fiscal year or methods of accounting in effect at December 31, 1998, except as required by changes in GAAP or regulatory accounting principles as concurred to by GLOBAL's independent public accountants;

               6.2.20 Take or cause to be taken into OREO any property without
(a) a Phase I environmental report, reporting no adverse environmental condition on such property, with a copy of such report delivered to BANCORP prior to taking such property into OREO; and (b) the written consent of BANCORP, which shall not be unreasonably withheld.

        Section 6.3 Conduct of BANCORP. During the period from the date of execution of this Agreement through the Effective Time, BANCORP agrees (except to the extent GLOBAL shall otherwise consent in writing) to do the following:

               6.3.1 Use its commercially reasonable efforts, or cooperate with others, to expeditiously bring about the satisfaction of the conditions specified in Article 7 hereof;

               6.3.2 Advise GLOBAL promptly in writing of any change that would have a Material Adverse Effect on its capital structure, consolidated financial condition, consolidated assets, consolidated results of operations, business or prospects or of any matter which would make the representations and warranties set forth in Article 4 hereof not true and correct in any material respect as of the effective date of the Registration Statement and at the Effective Time;

               6.3.3 Use its best efforts to accomplish the BANCORP Public Offering necessary to complete the Mergers, and if at least $6,000,000 of BANCORP Common Stock has not been subscribed in the BANCORP Public Offering by March 7, 2000, BANCORP agrees to pay to GLOBAL within five business days the sum of $200,000 in cash as liquidated damages.

               6.3.4 Use its best efforts to file all required applications with the Commissioner, FRB and FDIC on or before November 15, 1999.

               6.3.5 Furnish to GLOBAL, as soon as practicable, and in any event within fifteen days after it is prepared: (i) copies of all material reports, renewals, filings, certificates, statements, correspondence and other documents specific to BANCORP and BANK or filed with or received from any Federal Reserve Bank, the FDIC, the Commissioner or any Governmental Entity; (ii) monthly unaudited balance sheets, statements of income and changes in shareholders' equity for BANCORP and quarterly unaudited balance sheets, statements of income and changes in shareholders' equity for BANCORP and BANK, in each case prepared on a basis consistent with past practice; and (ii) such other reports as GLOBAL may reasonably request (which are otherwise deliverable under this Section 6.3.5) relating to BANCORP and BANK.

               6.3.6 BANK will furnish to GLOBAL, as soon as practicable, and in any event within fifteen days after the end of each calendar quarter, schedules including the following: (i) Classified Assets by type (including each credit or other asset in an amount equal to or greater than $100,000), and its classification category; (ii) nonaccrual credits by type (including each credit in an amount equal to or greater than $100,000); (iii) renegotiated loans by type (loans on which interest has been renegotiated to lower than market rates because of the financial condition of the borrowers); (iv) delinquent credits by type (including each delinquent credit in an amount equal to or greater than



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$100,000), including an aging into 30-89 and 90+ day categories; (v) loans or leases or other assets charged off, in whole or in part, during the previous month by type (including each such loan or lease or other asset in an amount equal to or greater than $100,000); and (vi) OREO or assets owned stating with respect to each its type;

        Section 6.4 Negative Covenants of BANCORP. During the period from the date of execution of this Agreement through the Effective Time, BANCORP agrees that without GLOBAL's prior written consent, it shall not:

               6.4.1 (a) Declare or pay any dividend on, other than regular cash dividends consistent with past practices, or make any other distribution in respect of, any of its capital stock; (b) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock; or
(c) repurchase or otherwise acquire any shares of its capital stock;

               6.4.2 Take any action that would or might result in any of the representations and warranties of BANCORP set forth in the Agreement becoming untrue in any material respect or any of the conditions to the Merger set forth in Article 7 not being satisfied, except to the extent such actions are required to be undertaken by applicable law, regulation or at the direction of any Regulatory Authority or are contemplated by this Agreement;


                   ARTICLE 7. CONDITIONS PRECEDENT TO CLOSING

        Section 7.1 Conditions to the Parties' Obligations. The obligations of all the parties to this Agreement to effect the Mergers shall be subject to the fulfillment of the following conditions:

               7.1.1 This Agreement, the Merger Agreements and the Mergers shall have been validly approved by the holders of a majority of the outstanding shares of GLOBAL Common Stock entitled to vote;

               7.1.2 All permits, approvals and consents required to be obtained, and all waiting periods required to expire, prior to the consummation of the Branch Purchase and the Mergers under applicable federal laws of the United States or applicable laws of any state having jurisdiction over the transactions contemplated by this Agreement, the Merger Agreements and the Branch Purchase Agreement shall have been obtained or expired, as the case may be (all such permits, approvals and consents and the lapse of all such waiting periods being referred to as the "Requisite Regulatory Approvals"), without the imposition of any condition which in the reasonable judgment of any party to be affected by such condition is materially burdensome upon such party or its respective Affiliates or the Surviving Corporation;

               7.1.3 There shall not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Branch Purchase and the Mergers, by any Government Entity which: (i) makes the consummation of the Branch Purchase or any of the Mergers illegal; (ii) requires the divestiture by BANCORP of any material asset or of a material portion of the business of BANCORP; or (iii) imposes any condition upon BANCORP or its



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Subsidiaries (other than general provisions of law applicable to all banks and bank holding companies) which in the judgment of BANCORP would be materially burdensome;

               7.1.4 The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and shall remain in effect. No legal, administrative, arbitration, investigatory or other proceeding by any Governmental Entity or any other Person shall have been instituted and, at what otherwise would have been the Effective Time, remain pending by or before any Governmental Entity to restrain or prohibit the transactions contemplated hereby;

               7.1.5 BANCORP and GLOBAL shall have received opinions of counsel for the other party in substantially the forms previously agreed to by the parties as set forth in Exhibits 7.1.5A and 7.1.5B, respectively, dated as of the Closing Date;

               7.1.6 No action, suit or proceeding shall have been instituted or threatened before any court or governmental body seeking to challenge or restrain the transactions contemplated by this Agreement or the Merger Agreements which presents a substantial risk that such transactions will be restrained or that either party hereto may suffer material damages or other relief as a result of consummating such transactions; and

               7.1.7 The Branch Purchase shall have been consummated.

        Section 7.2 Conditions to BANCORP's Obligations. The obligations of BANCORP to effect either of the Mergers shall be subject to the fulfillment (or waiver, in writing, by BANCORP) of the following conditions:

               7.2.1 Except as otherwise provided in this Section 7.2, (a) the representations and warranties of GLOBAL and CAPITOL contained in Article 3 shall be true in all material respects as of the Effective Time as though made at the Effective Time, except to the extent they expressly refer to an earlier time and except where the failure to be true, individually or in the aggregate, would not have or would not be reasonably likely to have, a Material Adverse Effect on GLOBAL, CAPITOL or the Surviving Corporation, or upon the consummation of the transactions contemplated hereby; (b) GLOBAL and CAPITOL shall have duly performed and complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it prior to or at the Effective Time, except where the failure to so perform and comply, individually or in the aggregate, would not have or would not be reasonably likely to have a Material Adverse Effect on GLOBAL and CAPITOL or the Surviving Corporation, or upon the consummation of the transactions contemplated hereby; (c) none of the events or conditions entitling BANCORP to terminate this Agreement under Article 8 shall have occurred and be continuing; and (d) GLOBAL and CAPITOL shall have delivered to BANCORP certificates dated the date of the Effective Time and signed by the President and Chief Executive Officer to the effect set forth in Subsections 7.2.1(a), (b) and (c);

               7.2.2 There shall have been obtained, without the imposition of any material burden or restriction on any of the parties hereto not in existence on the date hereof, each consent to the consummation of the Mergers required to be obtained from any Person under any agreement, contract or license to which GLOBAL and CAPITOL is a party or by or under which it is bound or



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licensed, the withholding of which might have a Material Adverse Effect on
GLOBAL, CAPITOL, the Surviving Corporation or BANCORP at or following the Effective Time, or on the transactions contemplated by this Agreement;

               7.2.3 GLOBAL and CAPITOL shall have delivered its Closing Schedules to BANCORP on the day immediately preceding the Closing Date and none of such Closing Schedules shall reflect any item that was not on the GLOBAL Schedules (or in the GLOBAL Financial Statements) delivered on the date of execution of this Agreement that has had, would have, or could be reasonably likely to have, a Material Adverse Effect on GLOBAL, CAPITOL, the Surviving Corporation or BANCORP at or after the Effective Time, or on the consummation of the transactions contemplated hereby;

               7.2.4 Between the date of this Agreement and the Effective Time, no event or circumstance shall have occurred which has had or could reasonably be expected to have a Material Adverse Effect on GLOBAL, or its Subsidiaries, and BANCORP shall have received a certificate signed on behalf of GLOBAL and CAPITOL by the President and Chief Executive Officer of GLOBAL and CAPITOL to such effect;

               7.2.5 Counsel for BANCORP shall have approved, in the exercise of counsel's reasonable discretion, the validity of all transactions herein contemplated, as well as the form and substance of all opinions, certificates, instruments of transfer and other documents to be delivered to BANCORP hereunder or that are reasonably requested by such counsel;

               7.2.6 The issuance of the BANCORP Common Stock in the merger of HBMC with and into GLOBAL shall have been qualified or registered with the appropriate State securities law or "blue sky" regulatory authorities of all States in which qualification or registration is required under the State securities laws, and such qualifications or registration shall not have been suspended or revoked;

               7.2.7 Neither GLOBAL or CAPITOL shall be subject to any memorandum of understanding, cease and desist order, or other agreement with any Governmental Entity restricting the conduct of any of their respective businesses, prospects and operations, so as to have a Material Adverse Effect on BANCORP or BANK after the Effective Time;

               7.2.8 GLOBAL shall have provided to BANCORP satisfactory evidence that GLOBAL Stock Options have either been exercised or canceled.

               7.2.9 BANCORP shall have completed the BANCORP Public Offering and shall have received the amount of cash necessary to complete the Mergers.

               7.2.10 All of GLOBAL's and CAPITOL's director-shareholders shall have delivered to BANCORP on the date of this Agreement the Director-Shareholder Agreements in the form attached hereto as Exhibit 7.2.10;

        Section 7.3 Conditions to GLOBAL's Obligations. The obligations of GLOBAL to effect the Merger shall be subject to the fulfillment (or waiver, in writing, by GLOBAL) of the following conditions:



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               7.3.1 Except as otherwise provided in this Section 7.3, (a) the representations and warranties of BANCORP contained in Article 4 shall be true in all material respects as of the Effective Time as though made at the Effective Time, except to the extent they expressly refer to an earlier time and except where the failure to be true, individually or in the aggregate, would not have or would not be reasonably likely to have, a Material Adverse Effect on BANCORP and BANK, taken as a whole, or upon consummation of the transactions contemplated hereby; (b) BANCORP shall have duly performed and complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with it prior to or at the Effective Time, except where the failure to so perform and comply, individually or in the aggregate, would not have or would not be reasonably likely to have a Material Adverse Effect on BANCORP and BANK, taken as a whole, or upon the consummation of the transactions contemplated hereby; (c) none of the events or conditions entitling GLOBAL to terminate this Agreement under Article 8 shall have occurred and be continuing; and (d) BANCORP shall have delivered to GLOBAL certificates dated the date of the Effective Time and signed by a duly authorized officer to the effect set forth in Subsections 7.3.1(a), (b) and (c);

               7.3.2 Counsel for GLOBAL shall have approved, in the exercise of counsel's reasonable discretion, the validity of all transactions herein contemplated, as well as the form and substance of all opinions, certificates, instruments of transfer and other documents to be delivered to GLOBAL hereunder or that are reasonably requested by such counsel;

               7.3.3 There shall not have been any change in the consolidated financial condition, aggregate consolidated net assets, shareholders' equity, business, or consolidated operating results of BANCORP and its Subsidiaries, taken as a whole, from December 31, 1998 to the Effective Time that results in a Material Adverse Effect as to BANCORP and its Subsidiaries, taken as a whole;

               7.3.4 BANCORP shall have delivered its Closing Schedules to GLOBAL on the day immediately preceding the Closing Date and none of such Closing Schedules shall reflect any item that was not on the BANCORP Schedules (or in the BANCORP Financial Statements) delivered on the date of execution of this Agreement that has had, or would have a Material Adverse Effect on BANCORP and its Subsidiaries, taken as a whole, at or after the Effective Time, or on the consummation of the transactions contemplated hereby;

               7.3.5 GLOBAL's Board of Directors shall have received an opinion to the effect that the terms of the Mergers, from a financial standpoint, are fair to the shareholders of GLOBAL ("Global Fairness Opinion") and such opinion shall not have been revoked at any time prior to the Effective Time;

               7.3.6 BANCORP shall have delivered written evidence to GLOBAL's Board of Directors of the continuation of directors and officers liability insurance for the Boards of Directors of GLOBAL and CAPITOL for a period of three years after the Effective Time, which is at least equal to the directors and officers liability insurance coverage in existence at GLOBAL and CAPITOL at the date of this Agreement.



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                 ARTICLE 8. TERMINATION, AMENDMENTS AND WAIVERS

        Section 8.1 Termination. This Agreement may be terminated at any time prior to the Effective Time;

               8.1.1 By mutual consent of the Boards of Directors of BANCORP and GLOBAL;

               8.1.2 By BANCORP or GLOBAL upon the failure to satisfy any conditions specified in Section 7.1 if such failure is not caused by any action or inaction of the party requesting termination of this Agreement;

               8.1.3 By BANCORP or GLOBAL if an Acquisition Event involving GLOBAL or CAPITOL shall have occurred;

               8.1.4 By GLOBAL if there shall have been a material breach of any of the representations or warranties of BANCORP set forth in this Agreement, which breach, in the reasonable opinion of GLOBAL, by its nature cannot be cured or is not cured prior to the Closing and which breach would, in the reasonable opinion of GLOBAL, individually or in the aggregate, have, or be reasonably likely to have, a Material Adverse Effect on BANCORP and its Subsidiaries, taken as a whole, or upon the consummation of the transactions contemplated hereby;

               8.1.5 By BANCORP if there shall have been a material breach of any of the representations or warranties of GLOBAL or CAPITOL set forth in this Agreement, which breach, in the reasonable opinion of BANCORP, by its nature cannot be cured or is not cured prior to the Closing and which breach would, in the reasonable opinion of BANCORP, individually or in the aggregate, have, or be reasonably likely to have, a Material Adverse Effect on GLOBAL or CAPITOL or upon the consummation of the transactions contemplated hereby;

               8.1.6 By GLOBAL after the occurrence of a Default by BANCORP and the continuance of such Default for a period of 20 Business Days after written notice of such Default, if such Default, in the reasonable opinion of GLOBAL, cannot be cured prior to the Closing or, even though curable by the Closing, it is not cured prior to the Closing;

               8.1.7 By BANCORP after the occurrence of a Default by GLOBAL or CAPITOL and the continuance of such Default for a period of 20 Business Days after written notice of such Default, if such Default, in the reasonable opinion of BANCORP, cannot be cured prior to the Closing or, even though curable by the Closing, it is not cured prior to the Closing;

               8.1.8 By BANCORP if the Closing Schedules delivered by GLOBAL disclose the occurrence of an event or the existence of any facts or circumstances, not disclosed in the Schedules or the GLOBAL Financial Statements delivered to BANCORP on or before the date hereof, that has had or could reasonably be expected to have a Material Adverse Effect on GLOBAL or CAPITOL, or after the Effective Time, on BANCORP, or on the consummation of the transactions contemplated hereby (an "GLOBAL Material Adverse Event");

               8.1.9 By GLOBAL upon the failure of any of the conditions specified in Section 7.3 to have been satisfied prior to March 31, 2000; or



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               8.1.10 By BANCORP upon the failure of any of the conditions specified in Section 7.2 to have been satisfied prior to March 31, 2000; or

               8.1.11 By GLOBAL if BANCORP shall not have completed the BANCORP Public Offering by March 31, 2000.

        Section 8.2 Effect of Termination; Survival. Except as provided in
Section 8.5, no termination of this Agreement as provided in Section 8.1 for any reason or in any manner shall release, or be construed as so releasing, any party hereto from its obligations pursuant to Sections 5.1.3, 5.5, 8.5 or 9.5 hereof or from any liability or damage to any other party hereto arising out of, in connection with, or otherwise relating to, directly or indirectly, said party's material breach, Default or failure in performance of any of its covenants, agreements, duties or obligations arising hereunder, or any breaches of any representation or warranty contained herein arising prior to the date of termination of this Agreement.

        Section 8.3 Amendment. This Agreement may be amended by the parties hereto, at any time before or after approval hereof by the shareholders of GLOBAL; provided, however, that after any such approval by GLOBAL shareholders, no amendments shall be made which by law require further approval by GLOBAL shareholders without such further approval.

        Section 8.4 Waiver. Any term or provision of this Agreement other than regulatory approval or any other provision required by law, may be waived in writing at any time by the party which is, or whose shareholders are, entitled to the benefits thereof.

        Section 8.5 Liquidated Damages; Cancellation Fee.

               8.5.1 In the event of the occurrence of (i) an Acquisition Event involving GLOBAL or CAPITOL, then GLOBAL or CAPITOL shall pay to BANCORP the sum of Three Hundred Fifty Thousand Dollars ($350,000) in cash.

               8.5.2 In the event of termination of this Agreement by GLOBAL pursuant to Section 8.1.9 as a result of the revocation of the GLOBAL Fairness Opinion; or a termination of this Agreement by BANCORP pursuant to (i) Section
8.1.2 (no approval by GLOBAL shareholders), or (ii) pursuant to Section 8.1.5 (breach of representations or warranties of GLOBAL) or Section 8.1.7 (Default) or Section 8.1.8 (disclosure in the Closing Schedules of an GLOBAL Material Adverse Event), where such breach of representation or warranty, Default or GLOBAL Material Adverse Event shall have been caused in whole or in material part by any action or inaction within the control of GLOBAL or any of its Subsidiaries, or any of their directors or executive officers (it being understood that any breach or Default or GLOBAL Material Adverse Event that occurred after the date of this Agreement and was outside of the control of GLOBAL and its Subsidiaries, and the directors and executive officers thereof, such as, by way of example only, the filing of a lawsuit against GLOBAL or CAPITOL, shall not come within this Section 8.5.2), then, GLOBAL or CAPITOL shall pay to BANCORP the sum of Two Hundred Fifty Thousand Dollars ($250,000), in cash; provided, however, that if an Acquisition Transaction occurs involving GLOBAL or CAPITOL within one hundred eighty (180) days following any termination by BANCORP to which this Section 8.5.2 applies, GLOBAL or CAPITOL shall pay to BANCORP an additional One Hundred Thousand Dollars ($100,000) in cash.



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               8.5.3 In the event of the termination of this Agreement by GLOBAL pursuant to 8.1.4 (breach of representations and warranties of BANCORP), Section
8.1.11 (failure to complete BANCORP Public Offering), or Section 8.1.6
(Default), where such breach of representation or warranty, or such Default or BANCORP Material Adverse Event shall have been caused in whole or in material part by any action or inaction within the control of BANCORP or any of its Subsidiaries, or any of their directors or executive officers (it being understood that any action or inaction outside of the control of BANCORP, its Subsidiaries and their directors and executive officers, such as, by way of example only, the filing of a lawsuit against BANCORP, shall not come within this Section 8.5.3), then, BANCORP shall pay to GLOBAL in cash the sum of Two Hundred Fifty Thousand Dollars ($250,000) less the amount, if any paid by BANCORP to GLOBAL for the failure of BANCORP to have at least $6,000,000 in subscriptions in the BANCORP Public Offering by March 7, 2000.

               8.5.4 The parties have determined that the occurrence of any of the events or circumstances set forth in Sections 8.5.1, 8.5.2 and 8.5.3 would cause a substantial damage and loss and lost business opportunities to the party terminating this Agreement as a result thereof and that the payments contemplated by Sections 8.5.1, 8.5.2 and 8.5.3 above provide reasonable and fair compensation for such damage, loss and lost business opportunities and are not intended to be and do not constitute a penalty or forfeiture. Such payments will be made within 10 Business Days following a termination of the Agreement that gives rise to the payment of such liquidated damages pursuant to Sections 8.5.1, 8.5.2 or 8.5.3, as applicable. Upon the making and receipt of payments due under this Section 8.5, neither party, nor any Affiliates of any party, shall have any further obligation or liability of any kind under this Agreement to the other party, except pursuant to Section 5.1.3, 5.5 and 9.5.

               8.5.5 In the event of the termination of this Agreement by BANCORP or GLOBAL and for any reason other than as specified in Sections 8.5.1,
8.5.2 or 8.5.3 above, none of the parties hereto, nor any Affiliates of any such parties, inclusive of officers and directors, shall have any further obligation or liability of any kind to the other party, except pursuant to Sections 5.1.3,
5.5 and 9.5.


                          ARTICLE 9. GENERAL PROVISIONS

        Section 9.1 Nonsurvival of Representations and Warranties. Except as provided in Section 8.2 none of the representations, warranties, covenants and agreements made by GLOBAL and CAPITOL in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for those covenants and agreements contained in this Section 9.1, Section 2.6.2 (Escrow Merger Price), Section 2.8 (Certain Exchange Procedures), Section 2.9 (Exchange Procedures for Escrow Adjusted Value), and Section 2.10 (BANCORP Board of Directors), each of which shall survive in accordance with its terms. The Board of Directors of BANCORP shall delegate to a shareholder committee made up of a majority of the last Board of Directors of GLOBAL (which shall act by majority vote) the authority to enforce the provisions of and resolve any disputes regarding Section 2.6.2 from and after the Effective Date. The expenses of the committee, including fees paid to accountants, attorneys, appraisers and other consultants, shall be paid by BANCORP and will be charged against the Escrow Merger Price to the extent such funds remain. All representations, warranties, covenants, and agreements made by BANCORP and BANK shall survive the Effective Date.

        Section 9.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, mailed by registered or certified mail (return receipt requested), sent by confirmed overnight courier or telecopied (with electronic confirmation and verbal confirmation for the person to whom such telecopy is addressed), on the date such notice is so delivered, mailed or sent, as the case may be, to the parties at the following addresses (or any such other address for a party as shall be specified by like notice):

        If to GLOBAL or CAPITOL at:

               Global Bancorp
               1424 Second Street
               Napa, California 94559
               Fax No. (707) 252-4950
               Attention: Sherwood Tarlow, Chairman

               Capitol Thrift & Loan Association
               1424 Second Street
               Napa, California 94559
               Fax No. (707) 252-4950
               Attention: Robert F. Kelly, President/CEO

        with a copy to:

               Allen, Matkins, Leck, Gamble & Mallory
               333 Bush Street, 17th Floor
               San Francisco, California 94104
               Fax No. (415) 837-1516
               Attention: Roger S. Mertz, Esq.

        with a copy to:

               Mr. Sherwood Tarlow
               P. O. Box 5274
               38 Brailey Way
               (Extension Please Point Way)
               Edgartown, Massachusetts  02539

        If to BANCORP or BANK:

               Humboldt Bancorp
               701 Fifth Street
               Eureka, California 95501
               Fax No. (707) 441-0214

               Attention: Ted Mason, President/CEO

        with a copy to:

               Gary Steven Findley & Associates
               1470 North Hundley Street
               Anaheim, California 92806
               Fax No. (714) 630-7910
               Attention: Gary Steven Findley, Esq.

        Section 9.3 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

        Section 9.4 Entire Agreement/No Third Party Rights/Assignment. This Agreement (including the documents and instruments referred to herein): (a) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof; (b) except as expressly set forth herein, is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder; (c) shall not be assigned by a party, by operation of law or otherwise, without the consent of the other parties; and (d) subject to the foregoing, shall be binding upon and shall inure to the benefit of the parties hereto and their permitted successors and assigns.

        Section 9.5 Nondisclosure of Agreement. BANCORP and GLOBAL agree, except as required by law or the rules of the NASDAQ, so long as this Agreement is in effect, not to issue any public notice, disclosure or press release with respect to the transactions contemplated by this Agreement without seeking the consent of the other party, which consent shall not be unreasonably withheld.

        Section 9.6 Assignment. None of the parties may assign their rights under this Agreement without prior written consent of the other parties hereto.

        Section 9.7 Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of California, without regard to any applicable conflicts of law.

        Section 9.8 Headings/Table of Contents. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

        Section 9.9 Enforcement of Agreement. The parties hereto agree that irreparable damage will occur in the event that any of the provisions of this Agreement or the Merger Agreement are not performed in accordance with its specific terms or is otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the State of California or any state having jurisdiction, this being in addition to any remedy to which they are entitled at law or in equity.

        Section 9.10 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.


IN WITNESS WHEREOF, BANCORP, BANK, GLOBAL and CAPITOL have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first above written.

HUMBOLDT BANK                             GLOBAL BANCORP



By: /s/ JOHN E. DALBY                     By: /s/ ROBERT F. KELLY
   --------------------------------          ----------------------------------
   President                                 President



By: /s/ ALAN J. SMYTH
   --------------------------------
   Senior Vice President

HUMBOLDT BANCORP                          CAPITOL THRIFT & LOAN ASSOCIATION



By: /s/ THEODORE S. MASON                 By: /s/ ROBERT F. KELLY
   --------------------------------          ----------------------------------
   President                                 President



By: /s/ PAUL A. ZIEGLER
   --------------------------------
   Executive Vice President

               FIRST AMENDMENT TO SECOND RESTATEMENT OF AGREEMENT
                      AND PLAN OF REORGANIZATION AND MERGER


        This First Amendment to Second Restatement of Agreement and Plan of Reorganization and Merger dated as of February 3, 2000 (the "Amendment") is entered into by and among GLOBAL BANCORP, a California corporation ("GLOBAL"), CAPITOL THRIFT & LOAN ASSOCIATION, a California industrial loan corporation ("CAPITOL") which is a wholly-owned subsidiary of GLOBAL, HUMBOLDT BANCORP, a California corporation ("BANCORP"), and HUMBOLDT BANK, a California state-chartered bank ("BANK"), which is a wholly-owned subsidiary of BANCORP.

                                    RECITALS

        WHEREAS, GLOBAL, BANCORP, CAPITOL and BANK have entered into that certain Second Restatement of Agreement and Plan of Reorganization and Merger dated as of November 12, 1999 (the "Agreement"); and

        WHEREAS, GLOBAL, BANCORP, CAPITOL and BANK each agree that it is in the best interests of the corporations to amend certain provisions of the Agreement;

        NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, GLOBAL, BANCORP, CAPITOL and BANK hereby agree as follows:

        1. Amendment of RECITALS. The following Recital shall be omitted in its entirety:

               "WHEREAS, in conjunction with execution of this Agreement by the parties, CAPITOL and BANK have entered into a Purchase of Assets and Assumption of Liabilities Agreement whereunder CAPITOL will sell to BANK and BANK will purchase from CAPITOL, immediately prior to the Interim Merger, one branch office of CAPITOL and the assets and liabilities identified with such branch offices (the "Branch Purchase Agreement") attached to this Agreement as Exhibit A."

        2. Amendment of Article 1. Definitions. Article 1 shall be amended to omit the definitions of the term "Branch Purchase," "Branch Purchase Agreement" and "Branch Purchase Effective Time."

        3. Amendment of Article 1. Definitions. "Cash Merger Price". The definition of "Cash Merger Price contained in Article 1 shall be amended to read as follows:

               "Cash Merger Price" shall mean the total shareholders' equity for GLOBAL as of the Determination Date (after expensing or accruing of GLOBAL'S Costs Associated With the Transaction), provided however, if at least $6,000,000 of BANCORP Common Stock has not been subscribed in the BANCORP Public Offering by March 31, 2000, then the Cash Merger Price shall mean the total shareholders' equity for GLOBAL as of the Determination Date (after expensing or accruing of GLOBAL'S Costs Associated With the Transaction) plus $200,000.

        4. Amendment of Section 2.6.2(ii). Section 2.6.2 of the Agreement shall be amended to read as follows:

               (ii) The Escrow Merger Price shall be adjusted downward on a quarterly basis at the end of each quarter to the extent an adjustment is required to reflect the effect of: (a) any Loan Loss on the Church Loan portfolio identified on Schedule 2.6.2(a) up to a maximum of $1,024,000; (b) any Loan Loss on the Residential Loan portfolio identified on Schedule 2.6.2(b) up to a maximum of $1,420,000; (c) any Loan Loss on the FHA Title I Loan portfolio identified on Schedule 2.6.2(c) up to a maximum of $500,000; (d) any Loan Loss on the Miscellaneous Loan portfolio identified on Schedule 2.6.2(d) up to a maximum of $109,000; (e) ninety percent (90%) of any Loan Loss on any of the Commercial Loans identified on Schedule 2.6.2(e) up to a maximum of $5,520,000; (f) costs of litigation of any type, inclusive of attorneys' fees and settlements, resulting from GLOBAL's and or CAPITOL's actions or those of its directors, officers, employees or agents, which litigation was in existence prior to the Effective Time; (g) writedowns for any accounting adjustments required by BANCORP's certified public accountants for the December 31, 1999 audited financial statements of BANCORP which shall be issued no later than April 30, 2000 to bring the financial statements of GLOBAL and or CAPITOL as of the Determination Date into conformity with generally accepted accounting principles; (h) any losses on sale of other real estate owned on the books of CAPITOL at the Effective Time; (i) costs of the Mergers incurred by GLOBAL and or CAPITOL and not expended or properly accrued by GLOBAL and or CAPITOL prior to the Determination Date; (j) any of the above-described losses, net of any recoveries, incurred by GLOBAL and or CAPITOL from the Determination Date to the Effective Time; and (k) any and all expenses of the Global Shareholders Committee as provided by
               Section 9.1.

        5. Amendment of Section 3.4.2 of the Agreement. Section 3.4.2 of the Agreement shall be amended to read as follows:

               3.4.2 Except as disclosed on Schedule 3.4, the execution and delivery of this Agreement and the Merger Agreements, and the consummation of the transactions contemplated hereby and thereby, do not and will not conflict with, or result in any violation of or default or loss of a material benefit under, any provision of the Articles of Incorporation or Bylaws of GLOBAL and CAPITOL, or except for the necessity of obtaining Requisite Regulatory Approvals and approval of a majority vote of the shareholders of GLOBAL, any material mortgage, indenture, lease, agreement or other material instrument or any permit, concession, grant, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to GLOBAL and CAPITOL or any of its assets or properties, other than any such conflict, violation, default or loss which (i) will not have a Material Adverse Effect on GLOBAL, CAPITOL or BANCORP following consummation of the Mergers; or (ii) will be cured or waived prior to the Effective Time. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required in connection with the execution and delivery of this Agreement or the Merger Agreements by GLOBAL and CAPITOL or the performance by GLOBAL and CAPITOL of its obligations hereunder and thereunder, except for (a) filings required in order to obtain the Requisite Regulatory Approvals; (b) the filing and approval of the Merger Agreements with the Secretary of the State of California; (c) Tax Filings; and (d) as set forth in Schedule 3.4.

        6. Amendment of Section 4.4.2 of the Agreement. Section 4.4.2 of the Agreement shall be amended to read as follows:

               4.4.2 Except as discussed on Schedule 4.4, the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby does not and will not conflict with, or result in any violation of or default or loss of a material benefit under, any provision of the Articles of Incorporation or Bylaws of BANCORP and BANK, or except for the necessity of obtaining the Requisite Regulatory Approvals and successful completion of the BANCORP Public Offering, any material mortgage, indenture, lease, agreement or other material instrument, or any permit, concession, grant, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to BANCORP or BANK or any of their assets or properties or any of their respective Subsidiaries, other than any such conflict, violation, default or loss which (i) will not have a Material Adverse Effect on BANCORP and BANK taken as a whole; or (ii) will be cured or waived prior to the Effective Time. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required in connection with the execution and delivery of this Agreement by BANCORP and BANK or the performance by BANCORP and BANK of their obligations hereunder, except for (a) filings required in order to obtain Requisite Regulatory Approvals; (b) the filing of the Form S-1 Registration Statement with the SEC relative to the BANCORP Public Offering and the declaration of the effectiveness of the Form S-1 Registration Statement by the SEC and any applicable state securities law regulatory authorities; (c) the filing of the Form S-4 Registration Statement (including the Proxy Statement/Prospectus constituting a part thereof) with the SEC relating to the Mergers and the declaration of effectiveness of the Form S-4 Registration Statement by the SEC and any applicable state securities law regulatory authorities; (d) the filing and approval of the Merger Agreements with the Secretary of the State of California; (e) any approvals required to be obtained pursuant to the BHCA or the Federal Deposit Insurance Act or any other required governmental approval for the execution and delivery of this Agreement by BANCORP and BANK or the consummation of the Mergers; (f) any consents, authorizations, approvals, filings or exemptions required to be made or obtained under the securities or "blue sky" laws of various jurisdictions in connection with the issuance of shares of BANCORP Common Stock contemplated by this Agreement; and (g) as set forth in Schedule 4.4.

        7. Amendment of Section 5.2.3 of the Agreement. Section 5.2.3 of the Agreement shall be amended to read as follows:

               5.2.3 Prior to the Effective Time of the Mergers, GLOBAL, as the sole shareholder of CAPITOL, and BANCORP as sole shareholder of BANK, shall take all action necessary for the consummation of the Mergers.

        8. Amendment of Section 5.3.1 of the Agreement. Section 5.3.1 of the Agreement shall be amended to read as follows:

               5.3.1 Subject to the terms and conditions of this Agreement, each of the parties hereto agrees, subject to applicable laws and the fiduciary duties of GLOBAL's, CAPITOL's, BANCORP's or BANK's Boards of Directors, as advised in writing by their respective counsel, to use all reasonable efforts promptly to take or cause to be taken all action and promptly to do or cause to be done all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement and the Merger Agreements, including, without limitation, the delivery of any certificate or other document reasonably requested by counsel to a party to this Agreement. Without limiting the foregoing, BANCORP, BANK, GLOBAL and CAPITOL will use their reasonable efforts to obtain all consents of third parties and Government Entities necessary or, in the reasonable opinion of BANCORP or GLOBAL advisable for the consummation of the transactions contemplated by this Agreement. Without limiting the foregoing, BANCORP and BANK take all actions necessary to execute and file the Merger Agreements and to effect all transactions contemplated of BANCORP and BANK by this Agreement and the Merger Agreements and GLOBAL and CAPITOL shall take all actions necessary to effect all transactions contemplated by this Agreement and the Merger Agreements. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement and the Merger Agreements or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of GLOBAL, the proper officers or directors of BANCORP, BANK, GLOBAL or CAPITOL, as the case may be, shall take all such necessary action.

        9. Amendment of Section 7.1.2 of the Agreement. Section 7.1.2 of the Agreement shall be amended to read as follows:

               7.1.2 All permits, approvals and consents required to be obtained, and all waiting periods required to expire, prior to the consummation of the Mergers under applicable federal laws of the United States or applicable laws of any state having jurisdiction over the transactions contemplated by this Agreement and the Merger Agreements shall have been obtained or expired, as the case may be (all such permits, approvals and consents and the lapse of all such waiting periods being referred to as the "Requisite Regulatory Approvals"), without the imposition of any condition which in the reasonable judgment of any party to be affected by such condition is materially burdensome upon such party or its respective Affiliates or the Surviving Corporation;

        10. Amendment of Section 7.1.3 of the Agreement. Section 7.1.3 of the Agreement shall be amended to read as follows:

               7.1.3 There shall not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Mergers, by any Government Entity which: (i) makes the consummation of the Mergers illegal; (ii) requires the divestiture by BANCORP of any material asset or of a material portion of the business of BANCORP; or (iii) imposes any condition upon BANCORP or its Subsidiaries (other than general provisions of law applicable to all banks and bank holding companies) which in the judgment of BANCORP would be materially burdensome;

        11. Amendment of Section 7.1.7 of the Agreement. Section 7.1.7 of the Agreement shall be deleted in its entirety.

        12. Amendment of Sections 8.1.9 through 8.1.11 of the Agreement. Sections 8.1.9 through 8.1.11 of the Agreement shall be amended to read as follows:

               8.1.9 By GLOBAL upon the failure of any of the conditions specified in Section 7.3 to have been satisfied prior to April 30, 2000; or

               8.1.10 By BANCORP upon the failure of any of the conditions specified in Section 7.2 to have been satisfied prior to April 30, 2000; or

               8.1.11 By GLOBAL if BANCORP shall not have completed the BANCORP Public Offering by April 30, 2000.

        13. Amendment of Index of Exhibits and Schedules. The Index of Exhibits and Schedules Previously Delivered by the Parties shall be amended to delete the reference to "Exhibit A Branch Purchase Agreement."

        14. References. Upon execution and delivery of this Amendment, all references in the Agreement to the "Agreement," and the provisions thereof, shall be deemed to refer to the Agreement, as amended by this Amendment.

        15. No other Amendments or Changes. Except as expressly amended or modified by this Agreement, all of the terms and conditions of the Agreement shall remain unchanged and in full force and effect.

        16. Definitions. All capitalized terms used herein and not otherwise defined or amended shall have the meanings given to them in the Agreement.

        IN WITNESS WHEREOF, BANCORP, BANK, GLOBAL and CAPITOL have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first above written.

HUMBOLDT BANK                                  GLOBAL BANCORP


By: John E. Dalby                              By: Robert F. Kelly
    ------------------------------                 -----------------------------
    President and CEO                              President
    ------------------------------                 -----------------------------


HUMBOLDT BANCORP                               CAPITOL THRIFT & LOAN ASSOCIATION


By: Theodore S. Mason                          By: Robert F. Kelly
    ------------------------------                 -----------------------------
    President and CEO                              President
    ------------------------------                 -----------------------------


By: Paul A. Ziegler
    ------------------------------
    Executive Vice President
    ------------------------------

                                   APPENDIX B
                       OPINION OF FIRST CAPITAL GROUP, LLC

                           FIRST CAPITAL GROUP, L.L.C.
                     INVESTMENT BANKERS & FINANCIAL ADVISORS


July 8, 1999

Board of Directors
Global Bancorp
1424 Second Street
Napa, California 94559

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock of Global Bancorp ("Global"), of the consideration (the "Merger Consideration") to be received by such holders pursuant to the Agreement and Plan of Reorganization and Merger dated as of June 22, 1999 (the "Reorganization Agreement"), which provides for the merger (the "Merger") of Global with and into Humboldt Bancorp, Inc. ("Humboldt"). Pursuant to Section 2.6.1 of the Reorganization Agreement, subject to certain conditions, each shareholder of the outstanding common stock of Global (the "Global Common Stock") has a right to receive consideration equal to approximately $23.35 per share, comprised of a combination, subject to adjustment pursuant to certain conditions set forth in the Reorganization Agreement, of cash and at the election of individual Global shareholders, shares of the common stock of Humboldt (the "Humboldt Common Stock") for each share of Global Common Stock tendered. The terms and guidelines of the transaction are more fully set forth in the Reorganization Agreement.

In connection with our opinion, we have: (i) analyzed certain internal financial statements and other financial and operating data concerning Global prepared by the management of Global; (ii) analyzed certain publicly available financial statements, both audited and unaudited, and other information of Global and Humboldt, including those included in Global's financial statements for the period ended December 31, 1998, Humboldt's Annual Reports for the three years ended December 31, 1998, Humboldt's Quarterly Reports for the periods ended June 30, 1998, September 30, 1998, and March 31, 1999, and Global's financial statements for the quarters ended June 30, 1998, September 30, 1998, and March 31, 1999; (iii) analyzed certain financial data of Global prepared by the management of Global; (iv) discussed the past and current operations and financial condition of Global with senior executives of Global; (v) reviewed the reported stock prices and trading activity for Humboldt Common Stock; (vi) compared the financial performance of Humboldt Common Stock and trading activity with that of certain other comparable publicly-traded companies and their securities; (vii) reviewed the financial terms, to the extent publicly available, of certain comparable precedent transactions; (viii) reviewed the Reorganization Agreement; and (ix) performed such other analyses as deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by us for the purposes of this opinion. We have not made an independent evaluation of the assets or liabilities of Global, nor have we been furnished with any such appraisals. With respect to financial data, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgments or management of Global as to the future financial performance of Global. We have assumed such data and projections will be realized in the amounts and at the times contemplated thereby. With respect to Humboldt, we relied solely upon publicly available data and certain discussions with the management of Humboldt regarding Humboldt's financial condition, performance and prospects. We did not conduct any independent evaluation or appraisal of the assets, liabilities or business prospects of Humboldt, we

Board of Directors
Global Bancorp
July 8, 1999
Page 2


were not furnished with any evaluations or appraisals, and we did not review any individual credit files of Humboldt. We are not experts in the evaluation of loan portfolios for the purpose of assessing the adequacy of the allowance for losses with respect thereto and have assumed that such allowances for each of the companies are in the aggregate, adequate to cover such losses.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect the assumptions used in preparing this opinion.

Our opinion is limited to the fairness, from a financial point of view, to the holders of Global Common Stock of the Merger Consideration to be received by the holders of the Global Common Stock as stated in the Reorganization Agreement and Plan of Merger and does not address Global's underlying business decision to undertake the Merger. Moreover, this letter, and the opinion expressed herein, does not constitute a recommendation to any shareholder as to any approval of the Merger or the Reorganization Agreement or the Plan of Merger. It is understood that this letter is for the information of the Board of Directors of Global and may not be used for any other purpose without our prior written consent, except that this opinion may be included in its entirety in any filing made by Global with the Securities and Exchange Commission with respect to the Merger.

Based on the foregoing and such other matters we have deemed relevant, we are of the opinion, as of the date hereof, that the Merger Consideration is fair, from a financial point of view, to the holders of Global Common Stock.



                                            Respectfully submitted,

                                            First Capital Group, L.L.C.

                                   APPENDIX C
                       CALIFORNIA GENERAL CORPORATION LAW
                         CHAPTER 13. DISSENTERS' RIGHTS


SECTION 1300. RIGHT TO REQUIRE PURCHASE -- "DISSENTING SHARES" AND "DISSENTING SHAREHOLDER" DEFINED.

         (a) If the approval of the outstanding shares (Section 152) of a corporation is required for a reorganization under subdivisions (a) and (b) or subdivision (e) or (f) of Section 1201, each shareholder of the corporation entitled to vote on the transaction and each shareholder of a subsidiary corporation in a short-form merger may, by complying with this chapter, require the corporation in which the shareholder holds shares to purchase for cash at their fair market value the shares owned by the shareholder which are dissenting shares as defined in subdivision (b). The fair market value shall be determined as of the day before the first announcement of the terms of the proposed reorganization or short-form merger, excluding any appreciation or depreciation in consequence of the proposed action, but adjusted for any stock split, reverse stock split or share dividend which becomes effective thereafter.

         (b) As used in this chapter, "dissenting shares" means shares which come within all of the following descriptions:

             (1) Which were not immediately prior to the reorganization or short-form merger either (A) listed on any national securities exchange certified by the Commissioner of Corporations under subdivision (o) of Section 25100 or (B) listed on the list of OTC margin stocks issued by the Board of Governors of the Federal Reserve System, and the notice of meeting of shareholders to act upon the reorganization summarizes this section and Sections 1301, 1302, 1303 and 1304; provided, however, that this provision does not apply to any shares with respect to which there exists any restriction on transfer imposed by the corporation or by any law or regulation; and provided, further, that this provision does not apply to any class of shares described in subparagraph (A) or (B) if demands for payment are filed with respect to 5 percent or more of the outstanding shares of that class.

             (2) Which were outstanding on the date for the determination of shareholders entitled to vote on the reorganization and (A) were not voted in favor of the reorganization or, (B) if described in subparagraph (A) or (B) of paragraph (1) (without regard to the provisos in that paragraph), were voted against the reorganization, or which were held of record on the effective date of a short-form merger; provided, however, that subparagraph (A) rather than subparagraph (B) of this paragraph applies in any case where the approval required by Section 1201 is sought by written consent rather than at a meeting.

             (3) Which the dissenting shareholder has demanded that the corporation purchase at their fair market value, in accordance with Section 1301.

             (4) Which the dissenting shareholder has submitted for endorsement, in accordance with Section 1302.

         (c) As used in this chapter, "dissenting shareholder" means the recordholder of dissenting shares and includes a transferee of record.

SECTION 1301. DEMAND FOR PURCHASE.

         (a) If, in the case of a reorganization, any shareholders of a corporation have a right under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, to require the corporation to purchase their shares for cash, such corporation shall mail to each such shareholder a notice of the approval of the reorganization by its outstanding shares (Section 152) within 10 days after the date of such approval, accompanied



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by a copy of Sections 1300, 1302, 1303, 1304 and this section, a statement of the price determined by the corporation to represent the fair market value of the dissenting shares, and a brief description of the procedure to be followed if the shareholder desires to exercise the shareholder's right under such sections. The statement of price constitutes an offer by the corporation to purchase at the price stated any dissenting shares as defined in subdivision (b) of Section 1300, unless they lose their status as dissenting shares under
Section 1309.

         (b) Any shareholder who has a right to require the corporation to purchase the shareholder's shares for cash under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, and who desires the corporation to purchase such shares shall make written demand upon the corporation for the purchase of such shares and payment to the shareholder in cash of their fair market value. The demand is not effective for any purpose unless it is received by the corporation or any transfer agent thereof (1) in the case of shares described in clause (i) or (ii) of paragraph (1) of subdivision (b) of Section 1300 (without regard to the provisos in that paragraph), not later than the date of the shareholders' meeting to vote upon the reorganization, or (2) in any other case within 30 days after the date on which the notice of the approval by the outstanding shares pursuant to subdivision (a) or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder.

         (c) The demand shall state the number and class of the shares held of record by the shareholder which the shareholder demands that the corporation purchase and shall contain a statement of what such shareholder claims to be the fair market value of those shares as of the day before the announcement of the proposed reorganization or short-form merger. The statement of fair market value constitutes an offer by the shareholder to sell the shares at such price.

SECTION 1302. ENDORSEMENT OF SHARES.

         Within 30 days after the date on which notice of the approval by the outstanding shares or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, the shareholder shall submit to the corporation at its principal office or at the office of any transfer agent thereof, (a) if the shares are certificated securities, the shareholder's certificates representing any shares which the shareholder demands that the corporation purchase, to be stamped or endorsed with a statement that the shares are dissenting shares or to be exchanged for certificates of appropriate denomination so stamped or endorsed or (b) if the shares are uncertificated securities, written notice of the number of shares which the shareholder demands that the corporation purchase. Upon subsequent transfers of the dissenting shares on the books of the corporation, the new certificates, initial transaction statement, and other written statements issued therefor shall bear a like statement, together with the name of the original dissenting holder of the shares.

SECTION 1303. AGREED PRICE -- TIME FOR PAYMENT.

         (a) If the corporation and the shareholder agree that the shares are dissenting shares and agree upon the price of the shares, the dissenting shareholder is entitled to the agreed price with interest thereon at the legal rate on judgments from the date of the agreement. Any agreements fixing the fair market value of any dissenting shares as between the corporation and the holders thereof shall be filed with the secretary of the corporation.

         (b) Subject to the provisions of Section 1306, payment of the fair market value of dissenting shares shall be made within 30 days after the amount thereof has been agreed or within 30 days after any statutory or contractual conditions to the reorganization are satisfied, whichever is later, and in the case of certificated securities, subject to surrender of the certificates therefor, unless provided otherwise by agreement.

SECTION 1304. DISSENTER'S ACTION TO ENFORCE PAYMENT.

         (a) If the corporation denies that the shares are dissenting shares, or the corporation and the shareholder fail to agree upon the fair market value of the shares, then the shareholder demanding purchase of such shares as dissenting shares or any interested corporation, within six months after the date on which notice of the



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approval by the outstanding shares (Section 152) or notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, but not thereafter, may file a complaint in the superior court of the proper county praying the court to determine whether the shares are dissenting shares or the fair market value of the dissenting shares or both or may intervene in any action pending on such a complaint.

         (b) Two or more dissenting shareholders may join as plaintiffs or be joined as defendants in any such action and two or more such actions may be consolidated.

         (c) On the trial of the action, the court shall determine the issues. If the status of the shares as dissenting shares is in issue, the court shall first determine that issue. If the fair market value of the dissenting shares is in issue, the court shall determine, or shall appoint one or more impartial appraisers to determine, the fair market value of the shares.

SECTION 1305. APPRAISERS' REPORT -- PAYMENT -- COSTS.

         (a) If the court appoints an appraiser or appraisers, they shall proceed forthwith to determine the fair market value per share. Within the time fixed by the court, the appraisers, or a majority of them, shall make and file a report in the office of the clerk of the court. Thereupon, on the motion of any party, the report shall be submitted to the court and considered on such evidence as the court considers relevant. If the court finds the report reasonable, the court may confirm it.

         (b) If a majority of the appraisers appointed fail to make and file a report within 10 days from the date of their appointment or within such further time as may be allowed by the court or the report is not confirmed by the court, the court shall determine the fair market value of the dissenting shares.

         (c) Subject to the provisions of Section 1306, judgment shall be rendered against the corporation for payment of an amount equal to the fair market value of each dissenting share multiplied by the number of dissenting shares which any dissenting shareholder who is a party, or who has intervened, is entitled to require the corporation to purchase, with interest thereon at the legal rate from the date on which judgment was entered.

         (d) Any such judgment shall be payable forthwith with respect to uncertificated securities and, with respect to certificated securities, only upon the endorsement and delivery to the corporation of the certificates for the shares described in the judgment. Any party may appeal from the judgment.

         (e) The costs of the action, including reasonable compensation to the appraisers to be fixed by the court, shall be assessed or apportioned as the court considers equitable, but, if the appraisal exceeds the price offered by the corporation, the corporation shall pay the costs (including in the discretion of the court attorneys' fees, fees of expert witnesses and interest at the legal rate on judgments from the date of compliance with Sections 1300, 1301 and 1302 if the value awarded by the court for the shares is more than 125 percent of the price offered by the corporation under subdivision (a) of Section
1301).

SECTION 1306. DISSENTING SHAREHOLDER'S STATUS AS CREDITOR.

         To the extent that the provisions of Chapter 5 prevent the payment to any holders of dissenting shares of their fair market value, they shall become creditors of the corporation for the amount thereof together with interest at the legal rate on judgments until the date of payment, but subordinate to all other creditors in any liquidation proceeding, such debt to be payable when permissible under the provisions of Chapter 5.



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SECTION 1307. DIVIDENDS PAID AS CREDIT AGAINST PAYMENT.

         Cash dividends declared and paid by the corporation upon the dissenting shares after the date of approval of the reorganization by the outstanding shares (Section 152) and prior to payment for the shares by the corporation shall be credited against the total amount to be paid by the corporation therefor.

SECTION 1308. CONTINUING RIGHTS AND PRIVILEGES OF DISSENTING SHAREHOLDERS.

         Except as expressly limited in this chapter, holders of dissenting shares continue to have all the rights and privileges incident to their shares, until the fair market value of their shares is agreed upon or determined. A dissenting shareholder may not withdraw a demand for payment unless the corporation consents thereto.

SECTION 1309. TERMINATION OF DISSENTING SHAREHOLDER STATUS.

         Dissenting shares lose their status as dissenting shares and the holders thereof cease to be dissenting shareholders and cease to be entitled to require the corporation to purchase their shares upon the happening of any of the following:

         (a) The corporation abandons the reorganization. Upon abandonment of the reorganization, the corporation shall pay on demand to any dissenting shareholder who has initiated proceedings in good faith under this chapter all necessary expenses incurred in such proceedings and reasonable attorneys' fees.

         (b) The shares are transferred prior to their submission for endorsement in accordance with Section 1302 or are surrendered for conversion into shares of another class in accordance with the articles.

         (c) The dissenting shareholder and the corporation do not agree upon the status of the shares as dissenting shares or upon the purchase price of the shares, and neither files a complaint or intervenes in a pending action as provided in Section 1304, within six months after the date on which notice of the approval by the outstanding shares or notice pursuant to subdivision (i) of
Section 1110 was mailed to the shareholder.

         (d) The dissenting shareholder, with the consent of the corporation, withdraws the shareholder's demand for purchase of the dissenting shares.

SECTION 1310. SUSPENSION OF PROCEEDINGS FOR PAYMENT PENDING LITIGATION.

         If litigation is instituted to test the sufficiency or regularity of the votes of the shareholders in authorizing a reorganization, any proceedings under Section 1304 and 1305 shall be suspended until final determination of such litigation.

SECTION 1311. EXEMPT SHARES.

         This chapter, except Section 1312, does not apply to classes of shares whose terms and provisions specifically set forth the amount to be paid in respect to such shares in the event of a reorganization or merger.

SECTION 1312. ATTACKING VALIDITY OF REORGANIZATION OR MERGER.

         (a) No shareholder of a corporation who has a right under this chapter to demand payment of cash for the shares held by the shareholder shall have any right at law or in equity to attack the validity of the reorganization or short-form merger, or to have the reorganization or short-form merger set aside or rescinded, except in an action to test whether the number of shares required to authorize or approve the reorganization have been legally voted in favor thereof; but any holder of shares of a class whose terms and provisions specifically set forth the amount to be paid in respect to them in the event of a reorganization or short-form merger is entitled to payment in accordance



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with those terms and provisions or, if the principal terms of the reorganization are approved pursuant to subdivision (b) of Section 1202, is entitled to payment in accordance with the terms and provisions of the approved reorganization.

         (b) If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, subdivision (a) shall not apply to any shareholder of such party who has not demanded payment of cash for such shareholder's shares pursuant to this chapter; but if the shareholder institutes any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, the shareholder shall not thereafter have any right to demand payment of cash for the shareholder's shares pursuant to this chapter. The court in any action attacking the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded shall not restrain or enjoin the consummation of the transaction except upon 10 days' prior notice to the corporation and upon a determination by the court that clearly no other remedy shall adequately protect the complaining shareholder or the class of shareholders of which such shareholder is a member.

         (c) If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, in any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, (1) a party to a reorganization or short-form merger which controls another party to the reorganization or short-form merger shall have the burden of proving that the transaction is just and reasonable as to the shareholders of the controlled party, and (2) a person who controls two or more parties to a reorganization shall have the burden of proving that the transaction is just and reasonable as to the shareholders of any party so controlled.



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

                                     PART II


ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Articles of Incorporation and Bylaws of Humboldt Bancorp provide for indemnification of agents including directors, officers and employees to the maximum extent allowed by California law including the use of an indemnity agreement. Humboldt Bancorp's Articles further provide for the elimination of director liability for monetary damages to the maximum extent allowed by California law. The indemnification law of the State of California generally allows indemnification in matters not involving the right of the corporation, to an agent of the corporation if such person acted in good faith and in a manner such person reasonably believed to be in the best interests of the corporation, and in the case of a criminal matter, had no reasonable cause to believe the conduct of such person was unlawful. California law, with respect to matters involving the right of a corporation, allows indemnification of an agent of the corporation, if such person acted in good faith, in a manner such person believed to be in the best interests of the corporation and its shareholders; provided that there will be no indemnification for: (i) amounts paid in settling or otherwise disposing of a pending action without court approval; (ii) expenses incurred in defending a pending action which is settled or otherwise disposed of without court approval; (iii) matters in which such person will have been adjudged to be liable to the corporation unless and only to the extent that the court in which the proceeding is or was pending will determine that such person is entitled to be indemnified; or (iv) other matters specified in the California General Corporation Law.

         Humboldt Bancorp's Bylaws provide that Humboldt Bancorp will to the maximum extent permitted by law have the power to indemnify its directors, officers and employees. Humboldt Bancorp's Bylaws also provide that Humboldt Bancorp will have the power to purchase and maintain insurance covering its directors, officers and employees against any liability asserted against any of them and incurred by any of them, whether or not Humboldt Bancorp would have the power to indemnify them against such liability under the provisions of applicable law or the provisions of Humboldt Bancorp's Bylaws. Certain directors and executive officers of Humboldt Bancorp's subsidiary, Humboldt Bank, have an indemnification agreement with Humboldt Bank that provides that Humboldt Bank will indemnify such person to the full extent authorized by the applicable provisions of California law, subject to federal banking law.

ITEM 21.  EXHIBITS

(a)  Exhibits

      2.1 Second Restatement of Agreement and Plan of Reorganization and Merger by and among Humboldt Bancorp, Humboldt Bank, Global Bancorp and Capitol Thrift & Loan Association dated as of November 5, 1999, as amended, is attached as Exhibit I to the proxy/prospectus contained in Part I of this Registration Statement.

      3.1     Amended and Restated Articles of Incorporation of Humboldt
              Bancorp.(1)

      3.2     Bylaws of Humboldt Bancorp.(1)

      5.1     Opinion re: legality of counsel.

      8.1 Opinion re: tax matters as to the merger of Global Bancorp with and into Humboldt Bank.

     10.1     Amended Employment Agreement with Theodore S. Mason(2)

     10.2     Director Fee Plan(3)



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

     10.3     Amended Humboldt Bancorp Stock Option Plan(3)

     10.4     Salary Continuation Agreement with Theodore S. Mason(3)

     10.5     Salary Continuation Agreement with Alan J. Smyth(3)

     10.6     Salary Continuation Agreement with Ronald V. Barkley(3)

     10.7     Salary Continuation Agreement with Paul A. Ziegler(4)

     10.8 Director-Shareholder's Agreement in the Global Bancorp and Humboldt Bank merger.(4)

     10.9     Affiliate's Agreement(4)

    10.10     Trust Indenture(4)

    10.11     Deferred Compensation Agreement with Theodore Mason(4)

    10.12     Deferred Compensation Agreement with Alan J. Smyth(4)

    10.13     Deferred Compensation Agreement with Ronald V. Barkley(4)

    10.14     Plan of Reorganization with Silverado Merger Co.(4)

    10.15     Loan Purchase Agreement

     11.1 Statement re: computation of per share earnings is included in Note N to the financial statements to the proxy statement/prospectus included in Part I of this Registration Statement.

     21.1 Subsidiaries of Humboldt Bancorp are Humboldt Bank, a California state chartered bank, Capitol Valley Bank, a California state chartered bank, and Bancorp Financial Services, a California corporation.

     23.1 Consent of Bartel Eng Linn & Schroder is included with the opinion re: legality as Exhibit 5.1 to this Registration Statement.

     23.2 Consent of Richardson & Company, independent accountants for Humboldt Bancorp.

     23.3     Consent of Grant Thornton, independent accountants for Global
              Bancorp.

     23.4     Consent of PricewaterhouseCoopers LLP, accountants for Global
              Bancorp.

     23.5 Consent of First Capital Group, LLC as financial advisor to Global Bancorp.

     23.6     Consent of Covington & Burling is included in Exhibit 8.1.

     99.1 Fairness Opinion of First Capital Group, LLC is attached as Appendix B to the proxy statement/prospectus included in Part I to the Registration Statement.

     99.2     Proxy Card(4)



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

         (1) Incorporated by reference to the Company's Form 10-KSB for the fiscal year ended December 31, 1996 and previously filed with the Commission.

         (2) Incorporated by reference to the Company's Definitive Proxy Statement for the Company's 1996 Annual Meeting previously filed with the Commission (and, with respect to the Stock Option Plan, as amended pursuant to the terms set forth in the Definitive Proxy Statement for the Company's 1998 Annual Meeting).

         (3) Incorporated by reference to the Company's Form 10-K for the fiscal year ended December 31, 1998 and previously filed with the Commission.

         (4) Previously filed with the Company's initial filing on Form S-4 on November 12, 1999.

ITEM 22.  UNDERTAKINGS

The undersigned Registrant hereby undertakes:

         To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

         (a) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

         (b) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more that a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

         (c) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

         provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the Registration Statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

         That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

         To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus with is part of the registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by



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

persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

         The Registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.


                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Pre-Effective Amendment Number 1 to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Eureka, California, on January 27, 2000.



                                        HUMBOLDT BANCORP



                                             /s/ THEODORE S. MASON
                                        ---------------------------------------
                                        Theodore S. Mason, President

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

         KNOWN ALL PERSONS BY THESE PRESENT, that each person whose signature appears below appoints Theodore S. Mason or Alan J. Smyth as his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, to sign any amendment (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent,



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full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he may do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or any of them, or of his substitutes, may lawfully do or cause to be done by virtue hereof.


/s/ Theodore S. Mason                       1/27/00         /s/ Alan J. Smyth                              1/27/00
---------------------------------      -----------------    ------------------------------------      -----------------
Theodore S. Mason, President,                 Date          Alan J. Smyth, Senior Vice President             Date
Chief Executive Officer &                                   & Board Secretary (Principal
Director (Principal Executive                               Accounting and Financial Officer)
Officer)

/s/ Ronald F. Angell                        1/27/00
---------------------------------      -----------------    ------------------------------------      -----------------
Ronald F. Angell,                             Date          Marguerite Dalianes, Director                    Date
Director

/s/ Gary L. Evans                           1/27/00         /s/ Lawrence Francesconi                       1/27/00
---------------------------------      -----------------    ------------------------------------      -----------------
Gary L. Evans, Director                       Date          Lawrence Francesconi,                            Date
                                                            Chairman of the Board

/s/ Clayton R. Janssen                      1/27/00         /s/ James O. Johnson                           1/27/00
---------------------------------      -----------------    ------------------------------------      -----------------
Clayton R. Janssen, Director                  Date          James O. Johnson, Director                       Date

/s/ John McBeth                             1/27/00
---------------------------------      -----------------    ------------------------------------      -----------------
John McBeth, Director                         Date          Michael Renner, Director                         Date

/s/ Jerry L. Thomas                         1/27/00         /s/ Edythe E. Vaissade                         1/27/00
---------------------------------      -----------------    ------------------------------------      -----------------
Jerry L. Thomas, Director                     Date          Edythe E. Vaissade, Director                     Date

/s/ John R. Winzler                         1/27/00         /s/ Thomas Weborg                              1/27/00
---------------------------------      -----------------    ------------------------------------      -----------------
John R. Winzler, Director                     Date          Thomas Weborg, Director                          Date



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